AIG

American International Group, Inc.

2006 Annual Report


07048495


PROCESSED
APR 16 2007
THOMSON FINANCIAL

Putting Strategies Into Action

About AIG

American International Group, Inc. (AIG), world leaders in insurance and financial services, is the leading international insurance organization, with operations in more than 130 countries and jurisdictions. AIG companies serve commercial, institutional and individual customers through the most extensive worldwide property-casualty and life insurance networks of any insurer. In addition, AIG companies are leading providers of retirement services, financial services and asset management around the world.

About the Cover

Many of our largest commercial customers in the United States purchase three or more different kinds of property-casualty insurance from AIG's Domestic Brokerage Group (DBG) companies. DBG puts a "total account review" strategy into action for these customers where underwriters, claims and business development professionals work alongside one another, as they are shown here, to ensure the delivery of best-in-class products and services.

Contents

Financial Highlights

(in millions, except per share data and ratios)	2006	2005	% Change
Net income	**$ 14,048**	$ 10,477	34.1
Realized capital gains, net of tax	**33**	201	—
FAS 133 gains (losses), excluding realized capital gains (losses), net of tax	**(1,424)**	1,530	—
Cumulative effect of an accounting change, net of tax	**34**	—	—
Adjusted net income[a]	**15,405**	8,746	76.1
Net income, per common share—diluted	**5.36**	3.99	34.3
Adjusted net income, per common share—diluted[a]	**5.88**	3.33	76.6
Book value per common share	**39.09**	33.24	17.6
Revenues[b]	**$ 113,194**	$ 108,905	3.9
Assets	**979,414**	853,051	14.8
Shareholders' equity	**101,677**	86,317	17.8
General Insurance combined loss and expense ratio	**89.06**	104.69	
General Insurance combined loss and expense ratio, excluding current year catastrophe-related losses	**89.06**	97.63	

(a) *Excludes realized capital gains, the cumulative effect of an accounting change and FAS 133 gains (losses).*

(b) *Represents the sum of General Insurance net premiums earned, Life Insurance & Retirement Services GAAP premiums, net investment income, Financial Services interest, lease and finance charges, Asset Management net investment income from spread-based products and advisory and management fees, and realized capital gains (losses).*



Net Income
(billions of dollars)
5.73
8.11
9.84
10.48
14.05



'02 (c)
'03 (d)
'04 (e)
'05 (f)
'06 (g)



Net Income per Common Share–Diluted
(dollars)
2.17
3.07
3.73
3.99
5.36
'02
'03
'04
'05
'06



Book Value per Common Share
(dollars)
22.34
26.54
30.69
33.24
39.09
'02
'03
'04
'05
'06



Revenues
(billions of dollars)
66.2
79.4
97.7
108.9
113.2
'02
'03
'04
'05
'06



Assets
(billions of dollars)
561.1
675.6
801.0
853.1
979.4
'02
'03
'04
'05
'06



Shareholders' Equity
(billions of dollars)
58.3
69.2
79.7
86.3
101.7
'02
'03
'04
'05
'06

(c) *2002 included General Insurance loss reserve charge of $1.34 billion and FAS 133 gains of $20 million.*

(d) *2003 included FAS 133 losses of $697 million.*

(e) *2004 included $729 million in current year catastrophe-related losses, $144 million loss related to the cumulative effect of an accounting change, $553 million charge for a change in estimate for asbestos and environmental reserves, and $315 million of FAS 133 gains.*

(f) *2005 included $2.11 billion in current year catastrophe-related losses, $1.19 billion for General Insurance fourth quarter reserve charge, $1.15 billion of settlement charges, and $1.53 billion of FAS 133 gains.*

(g) *2006 included a $34 million gain related to the cumulative effect of an accounting change and $1.42 billion of FAS 133 losses.*

Dear Fellow Shareholders:


PROCESSING
APR 0 9 2007
SECTION
210

2006 was an excellent year, starting with the resolution of our significant regulatory challenges and ending with record financial results.

Throughout my 35-year career with AIG, my regard for this extraordinary company has grown immensely. After two years as President and Chief Executive Officer, I have gained an entirely new appreciation for AIG's strength and resilience. 2006 was an excellent year, starting with the resolution of our significant regulatory challenges and ending with record financial results. We made significant progress in capital management, allowing us to announce a new dividend policy and share repurchase program in early 2007. In addition, we continued to improve our financial control environment, providing greater transparency in our financial disclosures and remaining on the forefront of good corporate governance.

The road from uncertainty to success was not an easy one. Traveling it required the focused and determined efforts of AIG's talented employees all over the world. Through their efforts, we executed our strategy and achieved healthy growth in our businesses. We also grew as an organization under new governance and management policies that will make AIG more responsive and responsible in every aspect of our business.

Last year's successes were also due in great measure to the inherent strengths of the AIG culture. I don't know of any other company that combines our depth of talent, entrepreneurship, leading worldwide market positions, and business and geographic diversification. These attributes made it possible for AIG to work through difficult challenges while continuing to build shareholder value.

2006 Results

AIG reported record net income for 2006 of $14.05 billion, an increase of 34.1 percent over 2005. The company earned $5.36 per diluted share in 2006, 34.3 percent higher than the $3.99 per diluted share earned in 2005. Results for 2005 included a $1.15 billion after-tax charge for regulatory settlements and a $1.19 billion after-tax charge related to an increase in net reserve for losses and loss expenses. AIG also reported a record $2.11 billion in after-tax catastrophe-related losses in 2005.

Net income in 2006 included the effect of economically effective hedging activities that did not qualify for hedge accounting treatment under FAS 133, including the related foreign exchange gains and losses. Full-year 2006 adjusted net income was $15.41 billion, or $5.88 per diluted share, compared to $8.75 billion or $3.33 per diluted share in 2005.

Solid execution of our strategies and the absence of significant catastrophes contributed to our outstanding results in 2006. Around the world and across all of our business segments we are capitalizing on growth opportunities, using our business diversity and matrix-management structure to respond quickly to customer needs.

As our businesses have grown, so too has our financial strength, which is the foundation for everything we do. During 2006, our assets grew more than $126 billion, or nearly 15 percent, to $979.41 billion. To keep pace with net cash provided for investment by our insurance operations and cash generated from our investment portfolio, every day we invest an average of nearly $200 million. At year end, shareholders' equity was $101.68 billion, an increase of 17.8 percent over 2005. Total revenues in 2006 were $113.19 billion, 3.9 percent above 2005. Our return on equity for 2006 was 15.26 percent and our book value per share grew from $33.24 to $39.09.



Martin J. Sullivan
President and
Chief Executive Officer

We achieved a key goal in 2006—stabilizing AIG's financial ratings. All of the major ratings agencies have revised their outlook on AIG and our core insurance subsidiaries to stable from negative. Overall, AIG's ratings continue to be among the highest of any insurance and financial services organization in the world. Customers and shareholders can be assured that enhancing AIG's financial strength and preserving its current ratings will continue to be an overriding priority.

Putting Strategies Into Action

The theme of this year's report, Putting Strategies Into Action, describes how we are transforming our formidable attributes into specific strategies and positive business results. Last year, I emphasized priorities such as staying customer focused; continuing to expand distribution and geographic reach; controlling costs; identifying new business opportunities, acquisitions and strategic alliances; developing new products; and investing for growth.

In 2006, we saw those priorities bear fruit.

- We made several acquisitions that complement our existing businesses and give us a stronger presence in important markets. Our acquisition of Central Insurance in Taiwan widens our global presence in property-casualty insurance, and our acquisition of Ocean Finance in the United Kingdom gives us added prominence in the consumer finance business.
- We expanded in growing markets like China. We secured licenses to offer group insurance throughout our China operations and to offer both life and general insurance in Guangdong province and life insurance in Jiangsu province, two of the top three Chinese provinces in terms of total economic activity.
- We received regulatory approval from the Reserve Bank of India to operate a wholly owned non-bank finance company that will serve as a platform to build our asset management and consumer finance franchise. We believe these businesses will complement our Tata AIG Life and General Insurance joint ventures.
- Our Foreign General Insurance group set up operations in Dubai to expand our presence in the Middle East, Mediterranean and South Asia region. As part of this effort we also entered the Islamic Shariah-compliant market with the launch of a new regional company, AIG Takaful, headquartered in Bahrain. The market for Shariah-compliant insurance and financial products is underserved and we believe that we can meet the needs of that market better than any other company.
- We announced key strategic investments in high-quality entities like Kinder Morgan, London City Airport and P&O Ports North America. These investments demonstrate our determination to identify quality opportunities to build value and strength for our policyholders and investors.
- We continued AIG's tradition of innovation, launching dozens of new products during the year, including 12 products in 12 months through our AIG Product Development area, a unit without peer in the insurance industry.

With a presence in more than 130 countries and jurisdictions, AIG is truly a global company. Building our brand around the world supports our continued growth. That is one reason we launched a major sponsorship initiative with Manchester United Football Club, perhaps the best-known sports franchise in the world. It is already apparent that recognition of the AIG brand is increasing quickly, and we are actively pursuing ways to leverage this powerful marketing tool to drive business growth in many AIG markets around the world.



In 2006, AIG signed a landmark sponsorship deal with Manchester United, one of the world's most popular sports franchises. The four-year sponsorship provides the company with a dynamic platform to grow brand recognition by aligning with a team that boasts over 75 million fans and a weekly television audience of more than 103 million people worldwide, many in countries where AIG has growing businesses.

Group Executive Committee
Left to right:

Jay S. Wintrob
Executive Vice President
Retirement Services

Martin J. Sullivan
President and
Chief Executive Officer

Kristian P. Moor
Executive Vice President
Domestic General Insurance

William N. Dooley
Senior Vice President
Financial Services

Anastasia D. Kelly
Executive Vice President
General Counsel and
Senior Regulatory
and Compliance Officer

Rodney O. Martin, Jr.
Executive Vice President
Life Insurance

Steven J. Bensinger
Executive Vice President
and Chief Financial Officer

Nicholas C. Walsh
Executive Vice President
Foreign General Insurance

Edmund S.W. Tse
Senior Vice Chairman
Life Insurance

Win J. Neuger
Executive Vice President and
Chief Investment Officer

Brian T. Schreiber
Senior Vice President
Strategic Planning

We have also begun an enterprise-wide effort to cross sell our broad range of products to our 69 million customers around the world. This "Deliver the Firm" strategy has the potential to leverage AIG's unsurpassed scope and scale to generate new business through innovative product and services offerings. For instance, our AIG Passport service, introduced in 2006, allows corporate clients to purchase locally admitted directors and officers liability insurance to cover their international risks in more than 75 countries and jurisdictions. AIG's well-established global network makes us uniquely suited to offer this product.

Last year's business achievements were impressive indeed and a real tribute to employees throughout our organization. Nevertheless, we still have work to do. We have one remaining material weakness in internal controls over financial reporting related to income tax accounting. We are making good progress on this issue and our goal is to complete remediation by year-end 2007.

There are many reasons to be excited about AIG's outlook. Please read on for more details.

General Insurance

Our General Insurance operations, long one of AIG's core business groups, had an outstanding year. Solid premium growth, higher investment income and the absence of major catastrophes resulted in operating income before realized capital gains (losses) of $10.35 billion for the year, compared to $1.98 billion for 2005. Our combined ratio improved markedly to 89.06 from 104.69 in 2005, and net premiums written increased 7.2 percent from $41.87 billion to $44.87 billion.

AIG's Domestic Brokerage Group (DBG), the largest property-casualty organization in the United States, had a very successful year by expanding its products and distribution and maintaining underwriting discipline. Many of DBG's market-leading businesses built on their tradition of success including National Union, the leader in directors and officers liability insurance; American Home, the leading provider of excess liability insurance; Lexington, a recognized innovator in the excess and surplus lines business; AIG Environmental, on the leading edge of environmental coverage and risk mitigation; and HSB Group, Inc., which excels in the area of equipment breakdown and engineered lines of insurance.

Domestic Personal Lines insurance experienced solid growth in operating income, with strong production from the Private Client Group, which serves over one-third of the *Forbes* 400 richest Americans. Transatlantic Holdings, Inc. reported record results in 2006 with operating income before realized capital gains (losses) of $578 million, compared to an operating loss of $77 million in 2005.

Our Foreign General Insurance operations comprise the world's most extensive property-casualty network. Net premiums written increased 13.7 percent to $11.37 billion as Foreign General continues to drive new business and expand distribution channels. Foreign General is positioned to pursue many excellent growth opportunities, particularly in dynamic markets like India, China, Vietnam and the Middle East.

Last year's business achievements were impressive and a real tribute to the employees throughout the AIG organization.



Life Insurance & Retirement Services

Despite challenging conditions in some markets, AIG's Life Insurance & Retirement Services operations recorded operating income before realized capital gains (losses) of $9.94 billion, an increase of nearly 10 percent over 2005. AIG's life insurance network is the most extensive of any life insurance organization and our units are some of the best-known and respected names in their markets.

In Southeast Asia, American International Assurance (AIA) is a household name and consistently recognized as a most-trusted brand. American Life Insurance Company (ALICO) is a leading, worldwide insurance company with a very strong presence in Japan. AIG companies represent the largest foreign-owned life insurance operation in Japan. Nan Shan, AIG's life insurance unit in Taiwan, consistently earns high marks for quality service. Philamlife, our Philippine unit, is the premier life insurance organization in that country.

In the United States, AIG American General, a leading life insurance provider, is building market share through product and distribution diversification. AIG Annuity, the market leader in fixed annuities, continues to focus on innovation, market responsiveness and efficiency. AIG VALIC, a leader in the primary and secondary education retirement market, is focusing on important growth areas such as the market for income protection benefits. AIG SunAmerica, an innovative provider of retirement products and services, is poised to help America's baby boomer generation transition to retirement.

Financial Services

The diversification of AIG's businesses is a key attribute that distinguishes the organization from our peers. The businesses in our Financial Services group provide a good measure of that diversification. Operating income, before the effect of economically effective hedging activities that did not qualify for hedge accounting treatment under FAS 133, increased a modest 3.7 percent in 2006. However, we continued to strengthen our businesses in the group through acquisitions and strategy execution across different markets.

International Lease Finance Corporation, one of the world's leading aircraft lessors, reported strong revenue growth in 2006 and signed leases covering 177 aircraft to 75 airlines worldwide. AIG Financial Products Corp. solidified its position as a capital markets innovator, offering customized finance, risk and investment solutions on a global scale. American General Finance, with strong positions in consumer lending and retail sales finance in the United States, is expanding its focus internationally. Meanwhile, AIG Consumer Finance Group is developing operations in India. Imperial A.I. Credit Companies, North America's largest financier of insurance premiums, is broadening its portfolio in the high-net-worth market.

Asset Management

AIG Asset Management operating income, before the effect of FIN46(R), EITF 04-5 and FAS 133, declined 12.2 percent from last year due primarily to the continued runoff of the Guaranteed Investment Contract program balances and spread compression related to short-term interest rates. AIG Global Investment Group and other investment operations of AIG now manage more than $75 billion in non-affiliated client assets, an increase of 21 percent in the last year alone. AIGGIG ranks sixth in the world in terms of total institutional assets under management. AIG Private Bank recorded strong results while continuing its global

Left to right:

Frank G. Wisner
Vice Chairman
External Affairs

Jacob A. Frenkel
Vice Chairman
Global Economic Strategies

Pictured in front of United Nations Headquarters in New York City.



expansion. Based in Zurich, the bank established a branch office in Hong Kong and applied for a branch office license in Singapore, consistent with its focus on high-net-worth individuals, a rapidly growing segment.

Public Policy Issues

In May of 2006, AIG became the first U.S. insurance organization to address climate risk. Since then, we have launched a number of new products and services to help our clients and investors address this urgent global environmental challenge. We intend to play a role in helping to shape the legal and regulatory framework for addressing this concern.

We have also remained active in urging Congress to make permanent the essential Federal terrorism reinsurance backstop for the private market. And, we continue to encourage the liberalization of world trade through bilateral, regional and multilateral initiatives. We remain hopeful that by the end of this year, the World Trade Organization will conclude negotiations resulting in new, commercially meaningful access to markets for our array of financial services and products.

Corporate Social Responsibility

Truly excellent companies not only deliver superior results, they do so in a way that respects the dignity and uniqueness of individuals while observing responsible and sustainable business practices. At AIG, we believe that being a good corporate citizen protects the interests of our shareholders, customers and employees, and is essential for long-term success. In the past year, we put this belief into action in several ways.

Succeeding in diverse markets around the world requires a diverse workforce. We have long supported minority scholarship, internship and other programs to increase the diversity of our workforce and gain new perspectives. Recently, we took two important steps to coordinate and strengthen our diversity activities: we created a Corporate Diversity Steering Committee composed of senior executives from our business segments; and we named a Chief Diversity Officer to formulate AIG's diversity goals and strategies and ensure that they are executed effectively.

AIG also takes seriously its responsibility to conduct business in an environmentally responsible manner. We also have a proven record of capitalizing on business opportunities that accompany environmental challenges.

AIG pioneered insurance coverage to manage environmental risks and remediate environmental damage, and we are far and away the leader in the field today. To maintain that leadership, we are looking ahead to anticipate future risks and opportunities. The threat of climate change, for instance, poses risks to property and human health. At the same time, AIG sees opportunities to improve the environment, protect customers and reward shareholders by developing products and investing in technologies that can mitigate the risk and the effect of climate change. In addition, we continue to develop and invest in sustainable real estate projects and practice sustainable design, construction and management of our own facilities. In recognition of these and other practices, AIG has been named one of the 100 Most Sustainable Companies in the World.

Please visit the Corporate Social Responsibility section of our website at www.AIG.com to learn more about our commitment to responsible business practices.

Giving back to the communities it serves is a *long-standing* AIG tradition. Pictured here, fellow employees and family members volunteer at "AIG Summer of Service Day" to help with a range of painting projects at P.S. 48 in the Bronx. The much-needed painting services were brought to AIG's attention by New York Cares, an organization that provides hands-on services to New Yorkers in need.


AIG

AIG finds significant opportunity in emerging markets such as Vietnam, where it has thriving life and general insurance businesses. In 2006, the company expanded its general insurance license, which allows it to sell property-casualty coverages to individuals in Vietnam. Vietnam has a population of 84 million people.

Stock Price and Dividends

AIG's common stock price closed 2006 at $71.66, 5.0 percent higher than the 2005 close of $68.23. By comparison, the S&P 500 Stock Index rose 13.6 percent in 2006. During the year, the price of AIG stock ranged from a high of $72.81 to a low of $57.76. In May, the Board voted to increase the quarterly cash dividend to 16.5 cents per share, a 10 percent increase over the previous quarterly dividend, which marked the 21st consecutive year that AIG has increased its dividend. Over the past 10 years, AIG's common stock, including reinvested dividends, has increased 190.9 percent, compared to a gain of 124.5 percent in the S&P 500.

Economic Capital Modeling

In the fourth quarter of 2006, we advanced our economic capital modeling (ECM) initiative by completing an initial, firm-wide review of AIG's capital requirements. The ECM framework will help AIG optimize risk-adjusted returns, manage competing demands for capital, maintain our superior capital strength, and support current and future growth opportunities. The ECM analysis has reinforced our view that AIG's capital position is strong with an estimated $15 billion to $20 billion in excess capital at the end of 2006. This analysis supported the decision by the Board of Directors to announce a new dividend policy with a plan of increasing the common stock dividend by approximately 20 percent annually, under ordinary circumstances. The new policy will be effective with the dividend to be declared in May of 2007.

Additionally, the Board expanded AIG's existing share repurchase program by authorizing the repurchase of up to $8 billion in common stock. We intend to repurchase $5 billion of common stock during 2007. Throughout 2007 and beyond, we will continue to enhance the economic capital model, allowing us to deploy capital more effectively and evaluate alternatives to utilize excess capital.

AIG is on the leading edge of progressive corporate governance.

Board and Management Changes

As I reported last year, AIG made changes to its Board of Directors and management structure that put the company on the leading edge of progressive corporate governance. Notably, we separated the Chairman and Chief Executive positions and strengthened the independence of our Board. In September, Board member Robert B. Willumstad, former President and Chief Operating Officer of Citigroup, Inc., was elected non-executive Chairman of the AIG Board. Mr. Willumstad succeeds interim Chairman Frank G. Zarb, who remains an AIG director. We are greatly indebted to Mr. Zarb for his quality leadership during a challenging period for AIG, and to Mr. Willumstad for making this important commitment to our company.

The AIG Board gained two very talented directors in 2006 with the elections of Virginia M. Rometty and James F. Orr, III. Ms. Rometty is Senior Vice President, Global Business Services, of IBM Corporation with 25 years of experience in systems and general management. Her guidance will be particularly valuable as AIG seeks to build competitive advantage through better use of information technology. Mr. Orr, Chairman of the Board of Trustees of the Rockefeller Foundation, brings a wealth of experience from the financial services industry. He is past President and Chief Executive Officer of United Asset Management Corp. and past Chairman and CEO of UNUM Provident Corp.

Thomas R. Tizzio, Senior Vice Chairman, General Insurance, retired in 2006 after more than 38 years with the company. Tom made countless contributions to AIG during his long and distinguished career, which included his strong leadership as AIG's President from 1991 to 1997. We look forward to continuing to benefit from Tom's experience and counsel in his role as an Honorary Director and advisor to AIG.

During the year, we were pleased to welcome three new members to AIG's International Advisory Board: Abdlatlf Al-Hamad, Director General and Chairman of the Board of Directors, Arab Fund for Economic and Social Development; Chen Yuan, Governor, China Development Bank; and The Rt. Hon. Lord Christopher Patten, Chancellor of Oxford University. These new members bring broad experience and global perspective in areas that are important to our organization.

In 2006, we bid a fond and sincere farewell to The Rt. Hon. Lord Prior, PC, who retired from AIG's International Advisory Board after 18 years of valuable service. It has been our good fortune to work with Jim these many years and we wish him the very best.

The AIG family lost a dear member in October when Marion Fajen passed away. Marion joined C.V. Starr & Co., Inc. as Assistant Secretary in 1971 and was named AIG Corporate Secretary in 1974. She was elected AIG Assistant Vice President in 1980 and Vice President two years later before becoming the first woman to be named to the AIG Board of Directors in 1984. Marion was a dedicated AIG executive and dear friend to many of us who knew and worked with her. We will miss her deeply.

2007 Outlook and Priorities

In the coming year, there will be no relaxing of our priorities: maintaining customer focus and cost control are essential in the face of increasing competition; continuing our tradition of product innovation and careful investment will provide the tools for expanding distribution, geographic reach and developing new alliances; and our approach to both acquiring and disposing of assets will be thoughtful.

The steps we take must make sense in the context of our new economic capital model. We will follow through on our "Deliver the Firm" strategy and an internal team is dedicated to coordinating this critical effort. Our expansion will continue in markets around the world where we believe we can meet customers' needs with competitively priced products.

Having ambitious plans is one matter; executing those plans is quite another. We are not naïve about the difficulties we face, whether from increasing competition, challenging economic conditions or continually changing government and regulatory policies. However, AIG has shown time and again its ability to execute in trying circumstances, to innovate and to grow profits year after year. That is why we believe our future prospects are bright. Although many of our businesses have leading positions, many of the markets we serve still have room to expand or are good candidates for the introduction of new business lines. Additionally, we believe that we are in a good position to respond to several important macro trends, including shifting centers of economic growth, a global aging population, growth in the global middle class and greater risk and uncertainty for our customers. We are supporting economic development with products that manage risk and encourage business formation, as well as through microfinance and microinsurance initiatives that help spread opportunity across all economic classes.

The strongest justification for my optimism, however, derives from AIG's unparalleled global network and the 106,000 talented employees who make it work. At year-end, AIG's market capitalization was approximately $186 billion and we are on the verge of surpassing the $1 trillion mark in assets. The scope of our enterprise gives us a tremendous advantage that cannot easily be duplicated. It is an edge that AIG has built through decades of industry leadership. We will continue to expand our scope through AIG know-how in opening markets, developing new products and leveraging our distribution network. And we will be sensitive to the interests of our customers, shareholders, regulators, employees and business partners.

My job as CEO, along with my senior management team, is to keep making progress and reward your investment with every decision we make. In short, we will strive to be the best insurance and financial services organization in the world while observing high standards of corporate governance and social responsibility. We are committed and determined to maximize value for our shareholders—and we will.

Sincerely,

Martin J. Sullivan
President and
Chief Executive Officer

March 16, 2007



Putting Strategies Into Action

Proven growth strategies drive AIG's success year after year. They allow us to enhance our current customer relationships and build new ones. Our strategies contribute to our strong results today and lay the groundwork for the future. Through them, we leverage the overall diversification of AIG. Putting our strategies into action, we are able to capitalize on the enormous opportunities presented by AIG's unparalleled global network, broad and innovative product range, major business portfolios, multiple distribution channels and the creativity and professionalism that 106,000 employees bring to AIG day after day.


MAOCHANG
第一食品商店



AIG has growth initiatives in every major region of the world and in each of our major businesses. In China, we have a well-established presence with a franchise in place that is laying the foundation for great long-term growth opportunities. Founded in Shanghai in 1919, AIG is the only American organization that can trace its roots directly to China. In many of the Asian markets we serve, AIG companies are the leading foreign insurers, as we are in China, where we were also the first foreign company to be granted an insurance license by the government in 1992. Over the course of the past 15 years, AIG's operations in China have grown substantially and now span a range of insurance, financial services and investment activities.

AIG has the most extensive worldwide property-casualty and life insurance network of any insurer, with operations in more than 130 countries and jurisdictions.





AIG's diversification is built upon a remarkable portfolio of complementary businesses in General Insurance, Life Insurance & Retirement Services, Financial Services and Asset Management. These businesses have attractive positions in vibrant markets throughout the world, including (from left) Brazil, India, Taiwan, France and Japan. Japan is also AIG's second largest market.

AIG's geographic diversification is a key competitive strength. In the insurance industry, AIG's global reach and franchise are second to none, with leading businesses in virtually every major market worldwide. We continue to develop this franchise by launching new initiatives in growing economies and by expanding our presence in developed markets. Often first in the markets we serve, AIG businesses have strategies in place to take advantage of the significant growth potential in emerging markets such as China and India, as well as in countries like France and Germany. As AIG



AIG businesses have the strategies in place to take advantage of significant growth potential in emerging markets, as well as developed ones.

continues to execute our geographic expansion strategy, we will focus on organic growth, as well as opportunistic acquisitions, joint-venture partnerships and investments.

While AIG is a global organization, we are local in many respects. We hire and promote the most talented and skilled professionals from the communities we serve. Our strategy of combining local expertise and global network resources is a key driver of success and is tremendously beneficial to our customers worldwide. We help them achieve cross-border goals. We help them take advantage of opportunities on the world stage.

AIG's business presence extends across more than 130 countries and jurisdictions. But, no matter what AIG location you travel to, you will find dedicated men and women who work diligently to deliver outstanding products and services to their customers, all in accordance with the highest professional standards. An emphasis on training and education is a central tenet of our culture and enhances this customer focus. All employees are encouraged to take advantage of the career development opportunities that we provide.

Stepping outside North America for the first time, American General Finance has acquired Ocean Finance and Mortgages Limited in the U.K., a finance broker offering homeowner loans, mortgages and refinancing programs.

AIG formed AIG Takaful in 2006, a Bahrain-based company that will offer policies that comply with Shariah, or Islamic law. AIG Takaful will provide a range of products, including accident and health, automobile, personal contents and property, among others. AIG Takaful will initially serve Gulf markets, with plans to expand into countries throughout Asia, as well as in the United States, the United Kingdom and other countries that are home to the world's 1.6 billion Muslims. The Takaful industry is experiencing tremendous growth and AIG, a leader in developing innovative and culturally sensitive products and services, is eager to serve it.



AIG employees worldwide are committed to the highest ethical standards. How we do business is as important as the business that we do. Our colleagues share a common bond and a strong belief that the basic principles of corporate governance, fairness, transparency, accountability and responsibility are relevant all over the world.

Strategies that empower entrepreneurial drive and innovation propel AIG's growth and expansion in General Insurance, Life Insurance & Retirement Services, Financial Services and Asset Management. The extensive product range that emanates from these businesses generates strong revenue streams throughout the world. Through this broad range, AIG is poised to act quickly to market changes and emerging customer needs with new products. Enhancing our capability in this regard, AIG has a dedicated corporate group whose sole responsibility is to work with businesses to develop products to meet new and emerging needs.

Moving forward, AIG companies throughout the world are well positioned to respond to opportunities that will arise from major global economic trends. For example, the worldwide demographic shift to an aging population will place unprecedented demands on public pension and healthcare services. These trends create growth opportunities for AIG businesses in life insurance, retirement services and asset management to provide attractive products and investment options, as well as retirement advice.



AIG's retirement services companies are poised to meet the asset accumulation, protection and lifetime income needs of 76 million baby boomers in the United States, and millions more around the world, who are preparing for and entering retirement.

AIG companies throughout the world are well positioned to respond to opportunities that will arise from major global economic trends.



By executing our strategy to "Deliver the Firm," we intend to make it easier for our customers to access AIG's extensive range of products and services. The AIG Strategic Relationship Group emphasizes cross-selling between AIG's investment and insurance businesses. Group managers are pictured at the home office in New York.

AIG is a multidistribution organization. Our operations are focused on building distribution power and finding new ways to deliver products and services to customers.

The Manchester United sponsorship has enabled AIG's worldwide businesses to stand out in competitive marketplaces by creating a deeper connection with both potential and existing customers. On Korea Day, for example, AIG helped fulfill the dreams of customers' children who earned their way onto the Old Trafford field by doing exceptional service in their communities or overcoming significant life obstacles.





ILFC is the largest source of leased wide-bodies to the world's airlines. ILFC's strategy of maintaining one of the industry's most modern and fuel-efficient fleets provides a strong competitive advantage.

AIG is a multidistribution organization. Our operations are focused on building distribution power and finding new ways to deliver products and services to customers. Today, AIG's core traditional distribution network of agents, brokers and financial advisors is complemented by a wide range of innovative non-traditional channels including bancassurance; and worksite, association, affinity group and direct marketing relationships; as well as online bind-and-quote systems.

Many AIG businesses also employ customer-focused segmentation strategies to foster more systematic and specialized relationships with clients. In AIG's commercial General Insurance operations, these strategies align key personnel with customer segments based on size—major, commercial and small to medium-sized enterprises—and key industries, such as construction, energy and real estate, to name a few. Segmentation maximizes efficiency in meeting specific product, service and distribution needs. Segmentation allows us to get closer to our customers and offer them the full range of AIG companies' offerings.



Financial strength is the bedrock of AIG. By putting strategies into action that enhance our strong capital position, we create value for our shareholders and investors and provide our 69 million customers throughout the world with a sense of confidence and security.

AIG's Asset Management businesses include institutional and retail asset management, private banking, broker-dealer services and institutional spread-based activities. Businesses in the group leverage AIG's deep knowledge of markets around the world and expertise in a wide range of asset classes.

AIG strives to remain a low-cost, high-quality service provider. In recent years, we have added infrastructure and staff to improve our internal control processes, balancing a short-term increase to expenses against long-term efficiencies. AIG looks for ways that allow us to maximize the use of technology throughout the world to control expenses, while improving our competitiveness through efficiency, productivity and service levels. Technology strategies have resulted in the deployment of regional service and call centers, as well as enhancements for data storage, information security and protection from the effects of earthquakes and other potential disasters.

Financial strength is the bedrock of AIG. By putting strategies into action that enhance our strong capital position, we create value for our shareholders and investors and provide our 69 million customers throughout the world with a sense of confidence and security. AIG is one of the world's largest and most financially strong organizations, with shareholders' equity of $101.68 billion and consolidated assets of $979.41 billion at the end of 2006. We continue to have higher ratings than the vast majority of our competitors. By the rating agencies' various descriptions, our ratings remain "Superior," "Excellent" and "Very Strong."

This financial strength enables the AIG companies to stand behind their customers. It gives AIG the strength to be there.

AIG: Corporate Social Responsibility



Above:

Ceres, a national coalition of investors and environmental groups, praised AIG for becoming the first U.S.-based insurer to adopt a policy to manage the risks and capture the business opportunities posed by climate change. AIG unveiled the new policy in May of 2006.

Below:

AIG has a proud history of investing in new and underserved markets. This practice has helped broaden access to financial services and create wealth in communities around the world. Today, AIG continues to build on this tradition through microinsurance initiatives that provide affordable products and services for low-income clients.

AIG's efforts are helping the working poor reduce risks, grow businesses and accumulate assets for the benefit of their families and communities. Through an initiative that was launched in 2006, AIG has partnered with ACCION International to move microfinance beyond simple credit loans to include a broad range of innovative financial products tailored to microentrepreneurs worldwide.



Opposite page:

Terri D. Austin (center), the Chief Diversity Officer for AIG, is responsible for providing executive oversight and leadership for AIG's diversity efforts in the workforce, as well as those relating to AIG products, suppliers, vendors and customers. Here, Ms. Austin is pictured with employees who are members of the National Black MBA Association and others who were interns with INROADS, the national organization whose mission is to develop and place minority youth in business and industry. AIG is a proud supporter of both organizations.



AIG strives to be a leader in all areas of corporate social responsibility. Throughout our history of nearly a century, AIG has been dedicated to promoting a corporate culture that values integrity, diversity, innovation and excellence. AIG also has a long-standing tradition of giving back to the communities in which its companies operate, whether through volunteerism or other forms of outreach. AIG values volunteerism and encourages everyone in the organization to play an active role in their local community.

Sustainability is a key tenet of a sound corporate social responsibility strategy. Through sustainable practices, AIG endeavors to make a positive contribution to the economy, society and the environment. AIG's insurance businesses have long experience in helping our clients to recover from natural disasters and establishing programs to help mitigate losses. Our environmental insurance operations lead the way in providing solutions that promote a cleaner and safer environment.

AIG's Asset Management businesses make private equity investments in projects and technologies that support socially responsible causes. Over the years, the AIG companies have invested in a wide


AIG strives to be a leader
in all areas of corporate social
responsibility.

range of minority-owned firms and have moved towards developing "green funds" that invest in projects and technology to benefit the environment. Investing in the countries throughout the world where we do business is a core strategy and one with a long tradition at AIG. Our investments support important nation-building and educational projects, among others, that improve and contribute to greater social well-being.

At AIG locations around the world, we endeavor to create a work environment where skills, knowledge and enthusiasm underpin our global leadership position. We recognize that competitive employee programs are necessary to attract and retain the best talent. By providing opportunities for advancement, skills training and a balanced work life, we aim to realize the full potential of our diverse workforce.

AIG's Board of Directors and its senior management have transformed the company in many ways, most particularly in the areas of corporate governance, regulatory compliance and transparency. Today, AIG is a leader in these areas and is helping establish best-in-class standards for integrity and ethical conduct.

AIG at a Glance

General Insurance

AIG's General Insurance operations include the largest U.S. underwriters of commercial and industrial insurance, the most extensive international property-casualty network, a personal lines business with an emphasis on auto insurance and high-net-worth clients, a mortgage guaranty insurance operation and a leading international reinsurer. AIG's leadership is a result of its underwriting skill, innovative insurance solutions, financial strength, superior service and responsive claims handling. The AIG claims operation gives clients access to a vast worldwide network of dedicated experts and top legal firms.

Domestic Brokerage Group

The principal units of the Domestic Brokerage Group (DBG) provide the widest available range of commercial and industrial coverages.

- National Union Fire Insurance Company of Pittsburgh, Pa. is the leading provider of directors and officers, employment practices liability, network security insurance, fidelity/crime coverage and a premier underwriter of professional liability and fiduciary coverages.
- American Home Assurance Company is the leading provider of excess casualty liability insurance and a market-leading workers' compensation insurer for medium and small businesses.
- Lexington Insurance Company is the largest excess and surplus lines carrier, specializing in property, casualty, healthcare and program risks.
- AIG Risk Management, Inc. provides casualty risk management products and services to large commercial customers.
- AIG Environmental is the leading provider of environmental coverages and services.
- AIG Worldsource is a leading provider of global insurance programs for U.S.-based multinationals, as well as foreign companies with operations in the United States.
- DBG also includes many specialty business units that draw on the worldwide resources of AIG companies to meet client needs in aviation, transportation, the construction, energy and marine industries, the small business sector and accident and health coverages, as well as engineering services through AIG Consultants, Inc.
- HSB Group, Inc., the parent company of The Hartford Steam Boiler Inspection and Insurance Company, HSB Engineering Insurance Limited and The Boiler Inspection and Insurance Company of Canada, is a leading worldwide provider of equipment breakdown and engineered lines of insurance.

Domestic Personal Lines

AIG's growing Domestic Personal Lines operations provide automobile insurance through AIG Direct, AIG Agency Auto and 21st Century Insurance Group, as well as a broad range of coverages for high-net-worth individuals through the AIG Private Client Group. AIG is among the top 10 writers of automobile insurance with historical growth rates exceeding industry averages.

United Guaranty Corporation

United Guaranty Corporation subsidiaries provide default protection insurance for first and second lien mortgages and private education loans, as well as other financial services, to financial institutions and mortgage investors.

Transatlantic Holdings, Inc.

Transatlantic Holdings, Inc. (TRH) is a majority-owned subsidiary of AIG. TRH's subsidiaries offer reinsurance capacity on both a treaty and facultative basis worldwide—structuring programs for a full range of property and casualty products, with an emphasis on specialty risks.

Foreign General Insurance Group

The Foreign General Insurance Group comprises AIG's international property-casualty operations.

- American International Underwriters (AIU) is the marketing unit for AIG's overseas property-casualty operations, the most extensive foreign network of any insurance organization. Stretching across Asia and the Pacific to Latin America, Europe, Africa and the Middle East, AIU markets a full range of property-casualty products to both commercial and consumer clients.

General Insurance Operating Income[a]
(billions of dollars)



10.35
4.54
2.95
1.98
1.27
'02 (b)
'03
'04 (c)
'05 (d)
'06

(a) Before realized capital gains (losses).

(b) 2002 included General Insurance loss reserve charge of $2.1 billion.

(c) 2004 included current year catastrophe-related losses of $1.05 billion, and a $850 million charge attributable to the change in estimate for asbestos and environmental reserves.

(d) 2005 included current year catastrophe-related losses of $2.89 billion, and a fourth quarter reserve charge of $1.82 billion.

Financial Services

AIG's Financial Services businesses specialize in aircraft and equipment leasing, capital markets, consumer finance and insurance premium finance. These businesses complement AIG's core insurance operations and achieve a competitive advantage by capitalizing on opportunities throughout the AIG global network.

The businesses in AIG's Financial Services group are leaders in the markets they serve.

- International Lease Finance Corporation (ILFC) is AIG's aircraft leasing business. ILFC is a market leader in the leasing and remarketing of new advanced technology commercial jet aircraft worldwide.
- Capital Markets operations are conducted through AIG Financial Products Corp., which engages in transactions, as principal, to provide clients with risk management solutions and sophisticated hedging and investment products in standard and customized transactions involving commodities, credit, currencies, energy, equities and rates. Clients include top-tier corporations, financial institutions, governments, agencies, institutional investors and high-net-worth individuals throughout the world.
- AIG's consumer finance business consists of American General Finance, Inc., one of the largest consumer finance organizations in the United States, and AIG Consumer Finance Group, Inc., which, through its subsidiaries, offers a broad range of consumer finance products, principally in emerging markets.
- Imperial A.I. Credit is the largest insurance premium finance provider in the United States.

Financial Services Operating Income*
(billions of dollars)



1.89
2.15
2.33
2.26
2.35
'02
'03
'04
'05
'06

** Before the effect of economically effective hedge activities in Capital Markets that did not qualify for hedge accounting treatment under FAS 133, including the related foreign exchange gains and losses. For 2004 and prior, Financial Services operating income includes derivative gains and losses for aircraft leasing, which were subsequently reported as part of AIG's Other category.*

2006 Consolidated Revenues by Major Business Segment*

* Excludes realized capital gains (losses), other income (deductions), FIN 46(R), EITF 04-5 and FAS 133.



General Insurance	43.0%
O Domestic	32.5%
O Foreign	10.5%
Financial Services	8.6%

Life Insurance & Retirement Services	43.9%
O Domestic	14.8%
O Foreign	29.1%
Asset Management	4.5%

Life Insurance & Retirement Services

Serving millions of customers around the world, AIG's growing global Life Insurance businesses make up the most extensive network of any life insurer. Strategies for enhancing growth focus on developing new markets, expanding distribution channels and broadening product offerings. AIG has one of the premier Retirement Services businesses in the United States. It also has an extensive international retirement services network to meet the growing needs of groups and individuals in countries worldwide.

Foreign Life Insurance & Retirement Services

AIG's Foreign Life Insurance & Retirement Services operations are conducted principally through the following market-leading companies:

- American International Assurance Company, Limited is AIG's flagship life insurance company for Southeast Asia and the leading life insurer in the region. Its extensive network of branches, subsidiaries and affiliates spans Australia, Brunei, China, Guam, Hong Kong, India, Indonesia, Macau, Malaysia, New Zealand, Singapore, South Korea, Thailand and Vietnam.
- American Life Insurance Company (ALICO) is among the largest international life insurance companies in the world, with operations in more than 50 countries. ALICO's operations stretch from Japan to Europe, the Middle East, Latin America, South Asia and the Caribbean.
- AIG Star Life Insurance Co., Ltd. and AIG Edison Life Insurance Company contribute to AIG's growing life insurance presence in Japan through the sale of life, accident and health, and retirement services products via agents, brokers and bank partners.
- Nan Shan Life Insurance Company, Ltd. is Taiwan's second-largest life insurer.
- The Philippine American Life and General Insurance Company is the largest and most profitable life insurance company in the Philippines.

Domestic Life Insurance & Retirement Services

In the United States, AIG's Domestic Life Insurance & Retirement Services businesses offer a comprehensive range of life insurance, annuity, and accident and health products for financial and estate planning, and wealth transfer. They use a full complement of distribution channels, including banks, national and regional brokerage firms, independent financial planning firms, independent and national marketing organizations, brokerage general agencies, independent insurance producers and general agents, and worksite specialists. The principal Domestic Life Insurance & Retirement Services operations include the following:

- AIG American General, one of the fastest growing major life insurance organizations in the United States, distributes a broad range of life insurance, annuity, and accident and health products.
- AIG Annuity Insurance Company is the largest issuer of fixed annuities in the United States and the leading provider of annuities sold through banks.
- AIG VALIC is the nation's leading provider of group retirement plans to primary and secondary educational organizations, the third largest to healthcare groups and the third largest to institutions of higher education.
- AIG SunAmerica Retirement Markets, Inc. is one of the nation's leading distributors of individual variable annuities.

Life Insurance & Retirement Services Operating Income*
(billions of dollars)



5.55
6.57
7.88
9.06
9.94
'02
'03
'04
'05
'06

* *Before realized capital gains (losses).*

Asset Management

AIG's Asset Management businesses include institutional and retail asset management, broker-dealer services, private banking, and institutional spread-based investments, as well as the management of AIG insurance invested assets. Businesses in the group leverage AIG's deep knowledge of markets around the world and expertise in a wide range of asset classes.

- AIG Global Investment Group (AIGGIG) manages equities, fixed income, private equity, hedge funds of funds and real estate investments for institutional, individual and high-net-worth investors around the world. AIGGIG ranks among the top six institutional asset managers in the world.
- AIG Private Bank Ltd., AIG's Zurich-based private banking subsidiary, specializes in providing asset management and private banking services to a worldwide clientele.
- AIG SunAmerica Asset Management Corp. manages and/or administers retail mutual funds, as well as the underlying assets of AIG SunAmerica and AIG VALIC variable annuities sold to individuals and institutional investors throughout the United States.
- AIG Advisor Group, Inc. broker-dealers provide a broad range of financial products and support services to independent financial advisors serving the retirement planning needs of clients in the United States.

Asset Management Operating Income*
(billions of dollars)



0.99
1.09
1.62
1.99
1.75
'02
'03
'04
'05
'06

* *Excludes the effects of FIN 46(R), EITF 04-5 and FAS 133.*

General Insurance

AIG's General Insurance operations include the largest U.S. underwriters of commercial and industrial insurance, the most extensive international property-casualty network, a personal lines business with an emphasis on auto insurance and high-net-worth clients, a mortgage guaranty insurance operation and an international reinsurance organization.

The DBG Construction Solutions practice has provided a wide range of risk management services to Boh Bros. Construction Co., LLC. (Boh Bros.)–a valued client for more than 20 years–as they worked to rebuild devastated areas of New Orleans following Hurricane Katrina. In addition to the 17th Street Canal, pictured to the right, Boh Bros. was instrumental in repairing breaches, interim floodgates and pumps, as well as helping to rebuild the I-10 bridge over Lake Pontchartrain, the Superdome and the New Orleans Convention Center.



Domestic Brokerage Group

DBG's outstanding results and performance reflect its core strengths and success at putting growth strategies into action. DBG is the largest property-casualty organization in the United States. Its stature in the industry has long been supported by the leadership positions that DBG companies hold in key specialty coverage areas. Product diversity is also a source of strength and, with over 300 products and services in the DBG portfolio, a source of significant competitive advantage. The fact that DBG companies have also been long-standing and consistent providers in most lines of business gives them an underwriting and claims expertise that is greatly valued by their customers, and because of their financial wherewithal, DBG possesses an underwriting capacity to take on certain classes of business that others simply cannot.

DBG benefits from strategies aimed at expanding its distribution, with a number of initiatives to build relations with select national and regional brokers. DBG has also had success via Internet-based platforms designed to improve transactional processes with brokers, as well as through initiatives to grow in the small business segment. Cross selling is a key strategy and has been effective with many national segment customers purchasing three or more products from DBG companies.

In recent years, the risks that directors and officers in corporate America face have increased markedly worldwide and **National Union**, an established market innovator, has consistently stepped up with new and expanded coverages that provide sophisticated levels of protection. Launched with considerable market interest in 2006, AIG Passport is a case in point. As compliance requirements and regulatory scrutiny have become more rigorous, this new service provides an efficient way for U.S.-based multinationals to secure D&O liability coverage in more than 70 countries and jurisdictions, with policies written in alignment with local laws, regulations and customs. AIG Passport also lays the groundwork to introduce the full range of National Union's management liability insurance products into the global marketplace. On a regional distribution high note, National Union fueled growth by continuing to expand relationships with strategic brokers throughout the United States.

At **American Home**, the success at deploying technology to create underwriting efficiencies in workers' compensation and umbrella liability policies has significantly benefited the company's small business portfolio, while the placement of local underwriters in markets throughout the country has helped build middle market business. Centralizing the writing of *Fortune* 2000 accounts has enabled American Home to better underwrite and serve the nation's major corporations. National and regional broker relationships have expanded as a result of successful joint marketing efforts between American Home and DBG's regional business development managers. American Home's leadership in the excess casualty market was also

General Insurance Financial Results

(in millions, except ratios)	2006	2005[a]
Gross premiums written	**$56,280**	$52,725
Net premiums written	**44,866**	41,872
Underwriting profit (loss)	**4,657**	(2,050)
Net investment income	**5,696**	4,031
Operating income before realized capital gains	**10,353**	1,981
Realized capital gains	**59**	334
Operating income	**10,412**	2,315
Operating income before realized capital gains, excluding current year catastrophe-related losses	**10,353**	4,869
Net reserves for losses and loss expenses	**62,630**	57,476
Combined loss and expense ratio	**89.06**	104.69
Combined loss and expense ratio, excluding current year catastrophe-related losses[b]	**89.06**	97.63

(a) Includes fourth quarter net reserve charge of $1.82 billion.

(b) Excluding the fourth quarter net reserve charge, the 2005 combined ratio was 93.19.

enhanced by its industry-specialized customer focus, which led to improved underwriting results and greater cross-sell opportunities.

Innovation also forms a pillar of growth and market leadership at **Lexington**, where new products have generated more than $1.8 billion in gross written premiums over the course of the past five years. Lexington's focus on emerging issues within industry specific groups such as real estate, life sciences, agriculture and higher education drives customer value and serves as a continued source of idea generation and growth, as did the increased property and new reinsurance capacity Lexington brought to the market in 2006.

AIG Risk Management (AIGRM) plays a significant role in the success of DBG's industry segment strategy, as evidenced through the market leadership positions that AIGRM holds in providing risk management programs for major corporations, particularly construction and real estate firms, as well as the products and services it creates for entities in other industry niche areas including transportation, temporary staffing, professional employer organizations and public entities, to name a few. AIGRM is also one of the leading underwriters of primary casualty, excess workers' compensation, surety and risk financing programs for large and medium sized corporations. This latter customer base grew in 2006, as AIGRM created units to serve the specific needs of construction and transportation companies in the middle market.

AIG Environmental maintained its market-leading position through strategies focused on product and service innovation and expanded distribution. The unit benefited from key market advantages including PIER II, an emergency response consulting service, and a dedicated environmental claims unit. New customers from a wide range of industries were brought into the fold through expanded relationships with regional and local brokers throughout the United States.

Domestic Brokerage Group– Gross Premiums Written by Line of Business

Total = $31.3 billion

Line of Business	%
Workers' Compensation	17.6%
General Liability/Auto Liability	15.1%
Management/ Professional Liability	12.4%
Commercial Umbrella/Excess	10.3%
Property	10.2%
Programs	5.6%
Aviation	4.7%
Multinational P&C	4.2%
A&H Products	3.4%
Boiler and Machinery	2.9%
Environmental	2.8%
All Other	10.8%



For its many international customers that are either U.S.-based or have U.S. operations, **AIG Worldsource** provides access to AIG's global network and 87 years of experience. The AIG companies have a unique understanding of local issues and risks, and on-the-ground underwriting and claim functions. AIG Worldsource brings these resources together to meet the global risk management needs of its customers.

AIG Small Business has had very strong growth in its five years of operation. The unit's success has been driven by its strategy of providing businesses that have up to $25 million in annual sales with a mix of cost-sensible specialty lines and casualty coverages through a network of select brokers.

The **Domestic Accident & Health Division** brings more than 40 years of experience in managing specialized accident and health exposures to its customers in the consumer, commercial and affinity group segments. In 2006, AIG's acquisition of Travel Guard™ International, one of the nation's leading providers of travel insurance programs, significantly broadened AIG's existing travel insurance business.

AIG Aviation is a leading U.S.-based underwriter of aviation insurance with over 50 years of aviation underwriting experience. In a market characterized by many new entrants and capacity, AIG Aviation continues to be one of the largest worldwide aviation underwriters with the financial capacity, products and expertise to meet the needs of the aviation industry. Strategies focused on increasing client retention rates and cross-selling opportunities with other AIG companies help sustain its leadership in this competitive environment.

HSB Group (HSB), the parent company of The Hartford Steam Boiler Inspection and Insurance Company, had excellent operating results in 2006, with strong growth in net premiums written. In addition to equipment breakdown and engineered lines of insurance, HSB provides specialty coverages and loss prevention services that become value added components of other insurers' commercial and personal lines insurance products. By including HSB's specialty coverages as an embedded element in an overall policy, premiums are more affordable and the protections offered are better integrated than when such insurance coverages are purchased as stand alone policies. This business model gives HSB a value proposition that appeals to many insurance providers in the United States and international markets. HSB's loss prevention initiatives play an important role in its underwriting performance and help it deliver excellent returns on capital. In 2006, HSB conducted more than 1.5 million onsite loss prevention inspections of equipment and property-casualty risks.

Domestic Personal Lines

AIG Direct, AIG Agency Auto, 21st Century Insurance Group and the AIG Private Client Group are the core businesses in AIG's Domestic Personal Lines. Net premiums written were flat in 2006 compared to 2005, with growth in the Private Client Group and AIG Agency Auto offset by run-off of the involuntary auto business. Excluding run-off business, net premiums written growth outpaced the industry. The diversity within AIG's Domestic Personal Lines, both from a distribution standpoint and in terms of the targeted risks it insures, plays an important role in its growth strategy. Common objectives and shared practices ranging from state-of-the-art pricing, focus on retention, customer ease of use and speed to market, among others, support growth and profitability. Domestic Personal Lines businesses further emphasize key strategies specific to the markets they serve. To further expand its reach in the voluntary auto insurance market, **AIG Direct** is emphasizing brand building, refined pricing and Internet initiatives to capitalize on the consumer shift to this direct sales channel. **AIG Agency Auto** growth strategies include significant increases in the number of appointed agents and brokers and the addition of new states to its roster for automobile, motorcycle and commercial vehicle coverages. Early in 2007, AIG made a proposal to acquire the outstanding publicly held shares of **21st Century Insurance Group**. If the proposal is accepted and the transaction is completed, the auto insurer would become a wholly owned subsidiary of AIG. **AIG Private Client Group** has been on a strong growth trajectory. Through implementation of its customer risk management strategy, the group is one of the premier providers of insurance products and services for high-net-worth individuals and their families. AIG Private Client Group benefits from strong broker support, high brand recognition and innovative loss prevention programs.

Personal Lines– Gross Premiums Written

Total = $4.8 billion


AIG Direct 33.8%
21st Century Insurance Group 27.3%
AIG Agency Auto 24.6%
AIG Private Client Group 14.0%
Other 0.3%

United Guaranty Corporation

United Guaranty Corporation (UGC) operating income declined in 2006 as the softening U.S. housing market resulted in a deterioration in loss experience and also adversely impacted third-party-originated second lien business with a credit quality lower than typical for UGC. UGC has discontinued writing this particular class of second lien business as of year end 2006.

UGC continues to diversify its sources of income to provide growth opportunities to offset the challenges of a maturing U.S. first-lien residential mortgage market. In recent years, UGC has expanded into 12 international markets, entered the private education loan guaranty business, expanded its own second lien operation to include new customers and product lines and invested in or acquired several businesses complementary to the domestic credit market. In 2006, UGC had a strong increase in net premiums written and continues to grow market share in the domestic first lien business while maintaining a strong credit and pricing discipline.

Transatlantic Holdings, Inc.

Transatlantic Holdings, Inc. had record results in 2006. The combination of a fundamentally solid reinsurance underwriting environment and an absence of significant catastrophe losses was the key to the year's results. Transatlantic also benefited from an environment where market pricing overall remained disciplined, with reinsurance terms and conditions holding firm—reflecting, in part, greater market recognition of the capital requirements of reinsurance. Geographic expansion is a key Transatlantic strategy and in 2006, a representative office was opened in Panama to capitalize on the increased economic activity related to the Panama Canal expansion and Panama's growing role as a Latin American commercial hub. Majority-owned by AIG, Transatlantic has a network of offices located in the Americas, Europe, Asia and Australia.

Foreign General Insurance

The international property-casualty market is a source of tremendous opportunity for AIG. Foreign General net premiums written rose 13.7 percent to $11.37 billion, compared to $10.00 billion in 2005. The successful implementation of strategies focused on new business and new distribution channels in both commercial and consumer lines fueled strong premium growth.

AIG's Foreign General business and its marketing unit **American International Underwriters (AIU)** have enormous scope with operations in more than 85 countries. This international network, structured by region, is the most extensive of any property-casualty organization in the world. Through this network, a broad range of products and services are provided to a mix of both business and individual customers. To reach its clients more effectively in markets around the world, Foreign General employs a multidistribution strategy successfully utilizing brokers, agents, direct marketing, associations and bancassurance. For example, in accident and health, one of the most important distribution initiatives in recent years has been worksite marketing, which has the potential to be a very important sales channel. On the commercial side, a customer segmentation strategy helps maximize efficiency in meeting client specific product, service and distribution needs. This customer



AIG strengthened its long-standing presence in the Middle East through the launch of AIG MEMSA Insurance Company, which will focus on providing general insurance to commercial, institutional and individual customers in the Middle East, Mediterranean and South Asia region. The company is based in the Dubai International Financial Centre, one of the world's newest financial hubs.

Foreign General Insurance–Gross Premiums Written by Division

Total = $17.7 billion

Division	%
Accident and Health	19.0%
Energy	16.0%
Personal Lines	15.4%
Specialty Lines	14.9%
Casualty	11.6%
Property	7.8%
Lloyd's	6.7%
Ocean Marine	4.9%
Other/Service Business	3.7%

Foreign General Insurance Premiums Written

(billions of dollars)



Gross Premiums
Net Premiums
10.8
6.2
13.1
7.9
15.3
9.4
15.8
10.0
17.7
11.4
'02
'03
'04
'05
'06

strategy aligns dedicated management personnel with three distinct segments: major, corporate and small-to-medium enterprises. For decades, the AIG companies have been clear leaders serving the insurance needs of companies in the maritime and energy industries. In 2006, the AIG Global Marine and Energy Division was formed so that all of AIG's onshore and offshore marine and energy activities are managed through one dedicated operation, intensifying the company's market presence across product, service and geographic lines.

With an average tenure at AIG of 20 years, the senior management of Foreign General is among the most experienced in international property-casualty insurance. They lead a global operation whose culture has long emphasized strategies focused on product innovation as well as disciplined underwriting; an emphasis that is reflected in the 2006 combined ratio of 83.68, among the best in the industry.

While Foreign General's largest operations are in Japan and the United Kingdom, other regions are expected to be significant contributors to growth in the years ahead. Throughout Asia and Europe, where Foreign General companies are frequently the leading U.S.-based insurers, their overall market share is still relatively small, leaving plenty of room to grow.

In Japan, AIU Insurance Company (AIUI) achieved good results through strategies focused on expansion in the larger commercial customer segment, where the emphasis has traditionally been on serving small to medium-sized businesses. American Home Japan's success was driven by growth in its accident and health (A&H) portfolio. A&H has become an area of strategic focus as Japan's direct auto insurance market, long an American Home stronghold, continues to experience strong competition.

In mainland China, AIU differentiates itself in the marketplace by focusing on product innovation and developing new markets. Between the middle of 2004 and the end of 2006, the A&H Division launched 36 new products. In 2006, the Commercial Lines Division also introduced several new products and many enhancements, including "China D&O" coverage. AIU's relationship with PICC Property and Casualty Company Limited, the largest property-casualty insurer in China, continues to increase the number of jointly developed A&H products for the local market. These products are currently being offered to customers throughout the distribution network of 4,500 sales offices.

Operations in India continue to grow through AIG's joint venture Tata AIG General Insurance Company Limited (Tata AIG). Tata AIG is one of the most profitable companies in the private sector, consistently reporting strong premium growth. Tata AIG's growth strategies include the expansion of distribution via the Internet and other direct channels.

In Southeast Asia, AIU received an expanded property-casualty license in Vietnam which allows the company to sell to Vietnamese consumers. AIU has begun building an agency force in the country with 300 fully trained agents serving customers by the end of 2006. AIU is the largest general insurer in Southeast Asia and during 2006 it continued to expand upon its leadership position. Through the acquisition of Central Insurance Co., Ltd., AIG's companies in Taiwan became one of the largest general insurance businesses in that market, ranking third in gross premiums written. In 2006, many accolades were bestowed upon AIG companies throughout the region, further recognizing the organization's leadership: American Home Singapore was voted General Insurance Company of the Year, AIU Taiwan was awarded Best Investment Partner of the Year and AIG Vietnam was named Favorite Travel Insurance Brand.

In continental Europe, AIG Europe S.A. had a very strong 2006. Major and corporate accounts, along with consumer lines, comprised the company's target customer segments during the year. The implementation of strategies aimed at delivering products and services more efficiently to these groups helped drive results. These strategies also helped lay the foundation for future growth plans, particularly in consumer lines, where net premium exceeded expectations.

The U.K./Ireland regional strategy is targeted at aligning the delivery of products and services along customer segment lines with an emphasis on increasing new business while maximizing client retention. Many products have been launched for small to medium-sized customers, including property-casualty packages and group personal accident products. Strategies focused on deploying technology to improve processes for acquiring and serving new business have met with success, as have those which are focused on improving retention rates by enhancing customer service.

In Central Europe and the Commonwealth of Independent States, AIU has a number of initiatives in place to take advantage of growth opportunities by country and product lines. Russia presents tremendous potential, and AIU has a five-year strategy to effect more efficient growth in this important market. Larger countries in the region, including The Czech Republic, Hungary, Poland and Finland, are also contributing to the region's progress. AIU has ambitious growth plans for A&H products and further penetration of financial lines customer segments.

In the Middle East, Mediterranean and South Asia (MEMSA) region, AIG MEMSA Insurance Company Limited was incorporated in the Dubai International Financial Centre. This strengthens AIU's position in the region as a provider of general insurance and will support strategic initiatives in consumer lines. Turkey continues to be a strong growth market, where AIG Sigorta A.S. is the top provider in the A&H and financial lines sectors. Launched in Bahrain, AIG Takaful B.S.C. was one of the first multinational companies to enter the Shariah compliant insurance market. Leveraging its extensive underwriting expertise and international presence, AIU's strategy is to become a global leader in this new market.

The AIU Latin America Division (AIU LAD), which includes major operations in Brazil, Argentina and Mexico, has more than 17 million clients and is one of the largest property-casualty organizations in the region, where AIU LAD encompasses businesses in 19 countries, some tracing roots that go back 65 years. AIU LAD has a clear strategic focus across all lines of business that it writes, with a special emphasis on personal accident, warranty, personal property and financial lines, which have the greatest growth potential.
The division also emphasizes strategies geared toward expanding bancassurance and retail and direct marketing distribution channels in key countries, as well as those that focus on customer segmentation, an integral component of AIU LAD's current and future success. To support the effective execution of its segmentation strategy, the division has created regional practice teams, each responsible for one of four key areas: major accounts, corporate accounts, small and medium-sized businesses, and consumer lines.

Life Insurance & Retirement Services

Serving millions of customers around the world, AIG's growing Life Insurance & Retirement Services businesses constitute the industry's most extensive network.





Tata AIG Life positioned itself further to serve the middle class through a broad distribution channel that includes some 28,000 individual agents. Pictured in Hyderabad, these top Tata AIG Life producers took part in a recent AIG India country meeting where they were honored for their outstanding achievement and success.

Foreign Life Insurance & Retirement Services

American International Assurance Company (AIA), which celebrated its 75th anniversary last year, is the life insurance leader in Southeast Asia. The AIA brand engenders consumer loyalty, as evidenced by the *Reader's Digest Asia* "Trusted Brands 2006" awards granted to AIA operations in Hong Kong, Malaysia, Singapore and Thailand, as well as for Asia as a whole. In 2006, AIA implemented strategies to increase recruitment and productivity; grow sales of investment-linked and accident and health products; develop alternative distribution channels; and tap new markets.

AIA continued its agency expansion throughout the region to ensure sustainable growth in its core agency distribution channel. It also initiated changes to enhance the productivity of its agency force, while maintaining a focus on meeting the changing needs of its customers.

In 2006, AIA enhanced and expanded its comprehensive suite of products. AIA Vietnam continued expanding its product portfolio by developing accident and health products. Ranking number one in Thailand for in-force and new business premium, AIA started selling with good results an equity-linked structured note product, the first of its kind in the market. In another industry first, AIA Korea launched a fixed-income product with an automatic withdrawal feature to help overcome price and crediting interest rate competition.

Last year, AIA made significant progress tapping into new markets. AIA Singapore, the country's largest life insurer in terms of total premium, utilized multiple distribution channels to target high-net-worth individuals. AIA Singapore also teamed up with one of the largest local financial institutions to market the full range of AIA's products to its customers. Complementing its agency force, AIA focused on developing several alternative distribution channels. In Malaysia, where AIA is one of the leading life insurers, the company piloted and will roll out a marketing program to gain access to the middle income market. AIA Malaysia and AIA Thailand both implemented plans to significantly increase production through direct marketing. AIA Korea launched a "hybrid" division combining agency and telemarketing channels, and AIA Vietnam expanded bancassurance relationships.

Tata AIG Life Insurance Company Limited, our joint venture in India and one of India's leading private insurers, positioned itself further to serve the country's emerging middle class through a distribution network that includes 78 offices in 55 cities, some 28,000 individual agents, six bancassurance partners, 110 corporate agents and 100 brokers.

Among other major developments in the region, AIA, the leading foreign life insurer in China, has undertaken significant expansion. It received regulatory approval in 2006 for provincial expansion in Guangdong and Jiangsu provinces, two of the top three China provinces with the highest GDP rates in 2005. AIA was also granted approval to conduct group insurance business throughout its China operations, enabling it to meet an increasing demand for these services in a rapidly growing economy.

American Life Insurance Company (ALICO) is one of the world's largest international insurance companies. Its results in 2006 were driven by an ongoing strategy that combines initiatives to grow premium revenue—including diversifying distribution channels, energizing the agency force and developing new products—with measures to control expenses.

ALICO's largest operation is in Japan, where it is a leader in bancassurance annuity sales and mass marketing. Last year, ALICO Japan achieved higher profits and increased total assets under challenging conditions. Growth in operating income for 2006 was

Life Insurance & Retirement Services Financial Results

(in millions)	**2006**	2005
Premiums, deposits and other considerations (PDOC)*	**$66,589**	$66,448
GAAP premiums	**30,636**	29,400
Net investment income	**19,439**	18,134
Operating income before realized capital gains (losses)	**9,944**	9,062
Realized capital gains (losses)	**88**	(158)
Operating income	**10,032**	8,904

* *Represents aggregate business activity presented on a non-GAAP basis.*

primarily driven by premiums from life and accident and health (A&H) products, as well as growth in assets under management in variable and fixed annuities. ALICO Japan's strategies include shifting from yen-based savings and tax-deferred products to risk protection and U.S. dollar-denominated life products.

In continental Western Europe, ALICO's strategy focuses on selling risk-oriented life and A&H products through multiple channels. In France and Spain, ALICO continued to develop direct marketing and other alternative distribution channels. In the United Kingdom, where ALICO reported substantial growth in sales and profits, the company continued laying the foundation for a comprehensive individual high-net-worth and wealth-management strategy, uniting onshore and offshore, pension and retirement business.

ALICO's Central and Eastern European operations achieved greater than 10 percent market share for total life premiums in Slovakia, Romania, Russia, Bulgaria and Ukraine. In addition to strengthening its agency force in the region, particularly in countries such as Poland and Ukraine, ALICO is pursuing alternative distribution channels, especially via banks and financial institutions. ALICO launched a number of cross-selling campaigns throughout the region in 2006 to leverage the capabilities of other AIG companies and their relationships with banking partners and multinationals.

From its new regional headquarters at the Dubai International Financial Centre (DIFC), one of the world's newest global financial centers, ALICO-AIG Life's Middle East, Africa and South Asia (MEASA) region is poised to accelerate growth. The region benefits from leading agency distribution and the largest multi-country presence of any insurer. In 2006, ALICO concentrated on expanding distribution, including increasing its cross-marketing initiatives and agency force. Also in 2006, ALICO expanded its focus to develop products to meet the needs of the region's affluent and high-net-worth markets.

In Latin America, ALICO's region-wide strategies are focused on, among other objectives, increasing direct sales and exploring non traditional distribution channels and specialty niches. In Brazil, Unibanco AIG Seguros S.A. is expanding its product line to attract more customers, including the development of new pure risk products, educational savings products and a universal life-like product to tap specific niches.

In Japan, **AIG Edison Life Insurance** and **AIG Star Life Insurance** announced plans during 2006 to integrate the two organizations. The new combined entity will be known as AIG Life. The Japanese life insurance industry is in an intensely competitive period. With anticipated completion during 2009, the integration will facilitate greater operational efficiencies, enhanced product development capabilities, and improved distribution and customer service platforms. The streamlined organization and its expansive distribution channels will

Foreign Life Insurance & Retirement Services Premiums
(billions of dollars)



GAAP Premiums
PDOC
15.5
18.5
17.9
26.1
21.9
39.9
23.0
42.7
24.0
43.4
'02
'03
'04
'05
'06

Foreign Life Insurance & Retirement Services PDOC by Major Product

Total = $43.4 billion

○ Life Insurance	55.6%
● Individual Fixed Annuities	16.1%
○ Personal Accident & Health	12.9%
○ Group Products	8.1%
● Individual Variable Annuities	7.3%



be poised to compete more effectively in Japan's dynamic life insurance industry. This will be particularly true in areas outside the major cities, which are traditional strongholds for AIG Edison and AIG Star. Both companies had strong life insurance production in 2006, particularly driven by U.S. dollar-denominated single-premium products.

In Taiwan, which has the world's highest life insurance penetration rate, **Nan Shan Life Insurance Company** distinguishes itself on many levels. Attesting to its leadership, Nan Shan has for the fourth year in a row earned the "Triple Crown Award" from *Risk Management, Insurance & Finance* magazine for "Best Insurance Company," "Best Claim Service" and "Insurance Company with the Best Agents" (it has held this last distinction since 1994). In addition, Nan Shan continued to achieve success with its ongoing strategies of shifting from traditional life to investment-linked product sales and expanding accident and health sales. In 2006, investment-linked sales grew substantially and accounted for the lion's share of sales.

The Philippine American Life and General Insurance Company (Philamlife) has a proud record over many decades of providing outstanding products and services that have enabled its policyholders to build better lives for their families. This record has fueled Philamlife's growth over time and secured its position as the premier life insurance organization in the country. Building on this strong foundation, Philamlife's growth strategies continue to be focused on long-term goals of increasing its dominant market share and achieving stable and profitable operations.

Philamlife reported strong new business growth in 2006 with a solid increase in premiums, deposits and other considerations. Philamlife's multiple distribution strategy helped drive these results. The company's agency force is its core distribution channel and the largest in the Philippine life insurance industry. Banks are also an important distribution channel, and in 2006 Philamlife generated a record amount of premiums from its bancassurance partnership with Equitable PCI Bank, one of the Philippines' largest banks. During the year, the company launched AKSITEXT, the Philippines' first micro-insurance product. AKSITEXT is an innovative product that is both affordable and convenient for Filipinos, particularly for those in lower income groups.

AIG International Retirement Services (AIGIRS) has made significant progress in leveraging AIG companies' presence in local markets worldwide to build a global retirement services business. In addition to initial successes in bancassurance in Korea and Japan, AIGIRS has identified opportunities in Taiwan, based on the growing retirement savings needs of an aging population. Taking advantage of its expertise in the United States, AIGIRS is introducing variable annuities with income security benefits in targeted countries in Asia. In Europe, AIGIRS's flexible and innovative product manufacturing capability in the variable annuity business has spurred growth in the region. Attractive new fund options are being launched in both the United Kingdom and Italy. The U.K. business will continue to benefit from increasing AIG brand recognition in the broker market and the increased productivity and expansion of the sales organization.

Domestic Life Insurance & Retirement Services

AIG's Domestic Life Insurance & Retirement Services companies maintained leadership positions in 2006 despite difficult conditions in some markets. Although the sales environment for universal life, individual variable annuities and mutual funds was strong, the market for individual fixed annuities and group retirement products was challenging. This business is positioned, however, to overcome these challenges based on the continued development of successful strategies and products that will meet future customer needs and market preferences.

AIG American General is a leading life insurance provider in the United States with a portfolio that includes fixed and variable universal life insurance; whole and term life insurance; fixed, indexed and immediate annuities; structured settlements; accident and health insurance; and group and worksite benefits. The organization is ranked among the top three providers in sales of individual life insurance, term life insurance and universal life insurance, as well as in the amount of insurance issued (as measured by policy face value). AIG American General maintains its leadership positions by executing three consistent strategies: diversification of distribution and product lines, marketplace differentiation and operational excellence.

Diverse product lines and product innovation allow AIG American General to compete effectively and profitably in its chosen markets. With product lines ranging from individual life insurance and annuities to group and worksite benefits and structured settlements, AIG American General can readily respond to shifting consumer demands and dynamic market conditions. In addition, by bringing innovative products to market, the organization continues to differentiate itself among competitors, consumers and its distribution partners. In 2006, more than 70 percent of sales through independent distributors came from products introduced or revised within the past two years, such as the recently launched AIG Elite Global IUL℠, a groundbreaking universal life product that credits interest based in part on the performance of three global large-cap indices.

AIG American General's distribution network includes independent producers, career agents and various other third parties. Since 2001, the organization has nearly doubled the number of independent producers who sell its core life products. Overall, 57,500 independent producers did business with AIG American General in 2006. AIG American General is enhancing its distribution presence in banks, wire houses and independent broker-dealers with teams dedicated exclusively to serving these channels. At the same time, the organization is expanding its reach into new markets, such as the multicultural market, by tailoring services especially for them.

AIG American General attracts new distribution partners with its diverse and innovative product lines and retains them with a focus on operational excellence. In 2007, for example, the organization is introducing electronic signature technology to supplement its



AIG American General's independent agents gather several times a year to study advanced marketing techniques for the life insurer's innovative product line. At a Santa Monica seminar, agents focused on the competitive advantages that new products offer, such as AIG Elite Global IUL, a groundbreaking universal life product that credits interest based in part on the performance of three global, large-cap indices.

electronic application submission process. Beyond operational excellence, the organization differentiates itself in the marketplace with an emphasis on ease of doing business for both consumers and distributors. AIG American General regularly evaluates, modifies and enhances its business processes and service models to meet the changing needs and expectations of policyholders, distribution partners and today's consumers.

With these strategies in action—diversification, differentiation and operational excellence—AIG American General continues to demonstrate that the life insurance industry remains a profitable and sustainable growth market.

Market responsiveness and product innovation fuel **AIG Annuity's** leadership position in the fixed annuity marketplace. AIG Annuity ranked as the largest issuer of fixed annuities in the United States and, for the 10th consecutive year, the largest issuer of fixed annuities through the bank channel. Despite a challenging interest rate environment for fixed annuities again in 2006, AIG Annuity accounted for over 25 percent of all bank fixed annuity sales, reflecting the quality of its product portfolio and responsive, disciplined pricing strategy. AIG Annuity's continuing success also reflects the strength of its bank partner relationships, its flexibility in customizing fixed annuities specific to bank customer needs, and the superior service and marketing support offered by its sales organization. AIG Annuity's focus on innovation led to the launch of the first lifetime withdrawal benefit option available on a traditional fixed annuity product.

AIG VALIC continued to focus on its core business drivers—deposit growth, asset retention, product development and expanded distribution and on strengthening its leadership position in the retirement savings industry. The success of its Rollover Education Center has led to an increase in new sales and the retention of existing client assets. New products and features like IncomeLOCK, a guaranteed-income-for-life retirement solution designed to meet the needs of clients at or near retirement, helped position AIG VALIC as a strong competitor in the growing market for income protection benefits. AIG VALIC was also successful in meeting the needs of clients seeking comprehensive investment advice and discretionary managed accounts services through programs like its Guided Portfolio Services. This platform now meets both accumulation and retirement income needs and at year end exceeded $5 billion in assets under management. AIG VALIC continued to focus on expanding its sales organization through the introduction of dedicated wholesalers and a recruitment strategy geared toward attracting high-caliber financial advisors.

Product innovation and market responsiveness propelled **AIG SunAmerica Retirement Markets (AIG SunAmerica)** to achieve record variable annuity sales, fee income and assets under management in 2006. The company launched two enhancements to its popular "MarketLock" guaranteed minimum withdrawal benefit: a lifetime income component and "MarketLock for Two," which protects spouses for both their lifetimes. Today, AIG SunAmerica is a leader in meeting the growing demand of investors at or near retirement for variable annuity living benefit options that provide predictability of income, protection against market risk and participation in the equity market. As a result, the company is well positioned to benefit from the enormous opportunity presented by the IRA rollover market, which represents a key driver of future growth and market leadership.
AIG SunAmerica's continued success in penetrating the bank channel, improving customer service and operational efficiencies also provides a strong foundation for growth.

Domestic Life Insurance & Retirement Services PDOC by Major Product
Total = $23.2 billion

Product	%
Individual Fixed Annuities	25.2%
Group Retirement Products	23.5%
Individual Variable Annuities	18.4%
Life Insurance	13.1%
Payout Annuities[a]	10.6%
Group Life/Health	4.3%
Home Service	4.1%
Individual Annuities-Runoff[b]	0.8%



(a) Includes structured settlements, single premium immediate annuities and terminal funding annuities.
(b) Primarily represents runoff annuity business sold through discontinued distribution relationships.

Domestic Life Insurance & Retirement Services Premiums
(billions of dollars)


GAAP Premiums
PDOC
24.4
27.0
27.0
23.7
23.2
5.2
5.6
6.2
6.4
6.6
'02
'03
'04
'05
'06

Financial Services

AIG's Financial Services businesses specialize in aircraft and equipment leasing, capital markets, consumer finance and insurance premium finance. These businesses complement AIG's core insurance operations and achieve a competitive advantage by capitalizing on opportunities throughout AIG's global network.

AIGFP has played a significant role in the development of commodities as an asset class, including through the creation of a leading commodity benchmark, the Dow Jones–AIG Commodity Index.SM Many commodity futures prices have posted sharp gains in recent years, including those for copper, shown here being mined in Chile.

Financial Services

2006 was a year of improvement overall for the airline industry worldwide, with increased demand for **International Lease Finance Corporation (ILFC)** leased aircraft. As a result, ILFC continued to see lease rates rise across most aircraft types as older leases expired and were renewed at higher rates. Lease rates on deals covering new aircraft for future delivery were also higher than in 2005. In 2006, *Airline Business*, the highly respected industry magazine, ranked ILFC as the number one aircraft lessor in the world as measured by fleet value.

ILFC reported strong revenue growth for the year, primarily due to the realization of improved lease rates in prior years. It is the nature of the leasing business to have a time lag between improving rates and the realization of those higher rates in financial performance one or more years later.

During 2006, ILFC signed leases covering 177 aircraft to 75 airlines worldwide, 18 of which were new customers. ILFC also sold 21 aircraft to nine buyers. Additionally, ILFC heralded its first placements of the new Boeing 787 Dreamliners, with 10 aircraft placed to five airlines, scheduled for delivery in 2010 and 2011. In total, ILFC has 24 Boeing 787s on order for delivery from 2010 through 2012. ILFC also reached agreement with Airbus for a rescheduling of its Airbus A380 deliveries, 10 aircraft in total, to years 2013 through 2015. The rescheduling agreement included conversion of five aircraft from freighter to passenger version, thereby rendering all 10 aircraft of ILFC's A380 order as passenger version aircraft.

Founded in 1987 as one of the first companies in the United States focused principally on OTC derivatives markets, **AIG Financial Products Corp. (AIGFP)** has built a unique, client-oriented platform that today is truly global in scope. AIGFP acts as principal in nearly all of its transactions, providing clients and partners with a broad spectrum of capital markets offerings and tailored corporate finance, investment and financial risk management solutions. Relying on small teams of seasoned professionals based in the world's leading business centers, AIGFP is well-known for its innovative problem-solving capabilities and track record of identifying new areas for growth. Over the past year, AIGFP played key roles in the acquisition of London City Airport and, in one of the largest private equity transactions announced in 2006, the management-led buyout of Kinder Morgan Inc.

AIGFP's new product leadership and expertise in the area of commodity derivatives and commodity indices have helped stimulate the development of this new asset class with historical return characteristics that can help diversify a well-balanced portfolio. AIGFP's sponsorship of a major study on the historical performance of commodity futures by two academic colleagues, Professor Gary Gorton and Professor K. Geert Rouwenhorst, has advanced investor awareness of the asset class and the firm's standing as a market leader. In a similar vein, AIGFP has created a specialized credit business, distinguishing itself as a provider of super senior investment grade credit protection and a unique credit-oriented asset manager.

A key strategic initiative put in place by **American General Finance (AGF)** in 2006 was its agreement to purchase Ocean Finance and Mortgages Limited (Ocean). Based in Staffordshire, England, Ocean is a finance broker and lender for homeowner loans. The acquisition was effective January 2, 2007 and marked AGF's

Financial Services Financial Results

(in millions)	**2006**	2005
Revenues	**$ 8,010**	$10,525
Operating income excluding FAS 133 gains (losses)	**2,346**	2,262
FAS 133 gains (losses)*	**(1,822)**	2,014
Total operating income	**524**	4,276

* *Represents the effect of hedging activities that did not qualify for hedge accounting treatment under FAS 133, including the related foreign exchange gains and losses.*

first venture into the international market. Strategically, AGF's initial efforts with Ocean will focus on expanding its real estate underwriting and servicing expertise. Long-range plans call for expansion into unsecured consumer lending and retail sales finance. Both are core strengths in AGF's U.S. operations. During the year, increases in non-real estate loans and retail sales finance receivables were more than offset by reduced revenues in AGF's mortgage banking operation as a result of the deterioration in the U.S. housing market. The U.S. economy continued to expand during the year, and unemployment remained low, which improved the credit quality of AGF's portfolio as compared to 2005.

ILFC 2006 Revenues by Region

Total = $4.1 billion

○ Europe	46.1%
○ Asia and the Pacific	25.4%
○ United States and Canada	12.4%
● Africa/Middle East	9.8%
○ Latin America	6.3%



In 2006, **AIG Consumer Finance Group (CFG)** achieved record earnings in Poland, where it is a recognized market leader. Growth strategies in Poland's consumer finance market were focused on a new credit card initiative, as well as the expansion of the personal loan branch system. This latter strategy was also emphasized in Mexico, where the group opened eight new branches in 2006. CFG operations in Argentina achieved success and reported strong receivables growth. During the year, CFG began establishing a presence in several new key markets. In China, a sales finance business was launched, and in Russia, CFG applied for a banking license. CFG also began laying operational groundwork in India, where AIG received regulatory approval to operate a wholly owned non-bank finance company that will serve as a platform to build a consumer finance franchise. CFG did face challenges in some markets during 2006, and the group's credit card income was adversely affected by the industry-wide deterioration of consumer credit conditions in the Taiwan card market.

In 2006, **Imperial A.I. Credit Companies'** sustained investment in technology to support its customer focused strategy enabled it to extend its leadership position as the largest financier of insurance premiums in North America. Its life insurance financing business, focused on high-net-worth individuals, expanded its loan portfolio.

Asset Management

AIG's Asset Management group manages institutional, retail and private fund assets, in addition to AIG insurance company invested assets. Businesses in the group include retail mutual funds, broker-dealer services, private banking and spread-based investments.



Global Wealth Management was formed early in 2006 to focus on managing money for high-net-worth clients around the world. Global Wealth Management's goal is to reach $100 billion in assets under management over the next several years, which would place it among the top 25 firms in managing private assets worldwide.

In 2006, **AIG Global Investment Group (AIGGIG)** and other investment operations of AIG reached the milestone of more than $75 billion in non-affiliated client assets under management. This achievement is attributable to the successful implementation of asset gathering strategies focused on generating additional business with existing customers, as well as strategies that emphasized new client relationships. The group also manages AIG assets and, at year end, AIGGIG and other investment operations of AIG managed $613.7 billion in AIG's insurance and asset management portfolios. Combined, the firm's total institutional assets under management rank AIGGIG sixth out of more than 750 investment managers around the world.

Alternative investment activities are strong contributors to growth and success. This was much in evidence in 2006 with two significant private equity fund closings in excess of their initial target amounts: the AIG Co-Investment Fund, L.P. had a final close of $664 million, exceeding its initial target close of $500 million, and the AIG Private Equity Portfolio IV closed with $637 million, exceeding its initial target of $400 million. In addition, AIGGIG raised its first secondary fund of funds, AIG Pinestar Capital, LP with capital commitments totaling more than $700 million. In private equity funds—indeed, across the broad range of asset classes and markets in which AIGGIG serves clients—AIG companies invest a meaningful stake of their own assets alongside clients' investments. Fund investments span growth equity, leveraged buyout, venture capital, and direct and secondary investments with regional and sector diversification. Investments in private equity opportunities with regional focus are made in the United States, Europe, Asia, and Japan, with sector focus in industries such as energy, infrastructure and healthcare.

In the hedge fund area, AIGGIG's success is driven by its multi-manager funds strategy, which is based on generating consistently positive returns with lower volatility and low correlation to traditional equity and bond markets, while preserving capital through rigorous risk management.

AIGGIG's listed equity team offers clients both breadth and depth, through an extensive range of active and research-enhanced equity investment strategies that span geographies, market capitalization, industry sectors and investment styles. AIGGIG is also one of the dominant firms in the global fixed-income market, with a worldwide presence few can match. Strategies focused on leveraging the group's size and market presence, combined with a global investment platform and philosophy, enable AIGGIG to bring both tremendous opportunity and bottom line results to clients.

The offshore AIG Global Funds family, which includes 28 sub-funds, spans equity, fixed income and balanced investment strategies. AIGGIG has achieved Standard & Poor's (S&P) fund management ratings for eight of these funds, which highlights the breadth and depth of AIGGIG's product offering, and demonstrates the investment group's strong capabilities across different regions and asset classes. Five funds from the AIG Global Funds range have been awarded a "AA" rating by S&P, and three funds have received an "A" rating. Representing more than $7 billion in assets under management, the funds are registered for public distribution in 10 countries around the world.

AIG Global Real Estate (AIGGRE) has expanded its investment and development platforms, increasing its equity under management to nearly $13.5 billion and adding new employees in strategic markets such as the Middle East, Europe, South Korea and India. AIGGRE's fund business has raised approximately $3.7 billion to

Asset Management Financial Results

(in millions)	**2006**	2005
Revenues	**$ 5,814**	$5,325
Operating income excluding FIN46(R) and EITF 04-5	**1,748**	1,992
FIN 46(R) and EITF 04-5*	**598**	261
Total operating income	**2,346**	2,253

* *Includes the results of certain AIG managed partnerships that are consolidated effective January 1, 2006 pursuant to EITF 04-5, and certain AIG managed private equity and real estate funds that are consolidated pursuant to FIN 46(R). These results are principally offset in minority interest expense in the consolidated statement of income.*

date. The International Finance Centre Seoul, a 5.7 million square foot mixed-use project intended to satisfy growing demand for a major, global financial district with corresponding amenities, was inaugurated with a ceremonial groundbreaking in June of 2006.

Leveraging the strength of **AIG Private Bank**, AIGGIG formed the Global Wealth Management unit during 2006 to focus on managing money for high-net-worth individuals around the world. Wealthy individuals are one of the fastest growing sectors in the investment management market and the Global Wealth Management unit has been targeted to be a major area of growth for AIGGIG. Zurich-based AIG Private Bank specializes in providing asset management and private banking services to a worldwide clientele. The bank reported strong results in 2006 as it continued to expand its global operations, establishing a branch office in Hong Kong and applying for a branch license in Singapore.

AIG SunAmerica Asset Management Corp. (AIG SAAMCo) manages and/or administers retail mutual funds, as well as the underlying assets of AIG SunAmerica and AIG VALIC variable annuities sold to individuals and groups throughout the United States. The company continues to demonstrate strong performance across several mutual fund classes as a result of its strategy to expand its internal portfolio manager investment team and sub-advisory platform. Introducing innovative funds and delivering consistent performance across several investment disciplines are among AIG SAAMCo's key growth strategies.

The AIG Advisor Group network of broker-dealers achieved strong performance in every major category in 2006. The nation's largest independent broker-dealer network continued to deliver strong technology support, independent product research and a broad array of business-building programs to more than 8,100 independent financial advisors. Advisory services platforms for fee-based financial advisors topped $32 billion of assets under management by year end, reflecting AIG Advisor Group's success in meeting the growing demand for professional money management services and consolidated performance reporting.

During 2005, the Matched Investment Program (MIP) replaced the Guaranteed Investment Contract (GIC) program as AIG's principal non-insurance spread-based investment activity. While the MIP showed strong growth in operating income in 2006, AIG does not expect that the income growth in the MIP will offset the runoff in the GIC portfolio for some time, as the asset mix under the MIP does not include the alternative investments utilized in the GIC program.

AIGGIG–Revenues*

Total = $860.5 million

○ Real Estate	26.8%
○ Private Banking Services	20.9%
● Alternative Investments	19.4%
○ Fixed Income	13.6%
○ Securities Lending	9.3%
○ Equities	8.7%
● Other	1.3%



* *Includes AIGGIG, AIG Global Real Estate and AIG Private Bank. Excludes FIN 46(R) and EITF 04-5.*

Investments

AIG's cash and invested assets totaled $799.55 billion at year-end 2006, compared to $691.77 billion at year-end 2005, an increase of 15.6 percent. Of AIG's total cash and invested assets, 14.5 percent was derived from General Insurance operations, 51.3 percent from Life Insurance & Retirement Services operations, 23.2 percent from Financial Services operations, 10.9 percent from Asset Management operations and less than one percent from other sources.

General Insurance net investment income grew 41.3 percent in 2006 to $5.70 billion. Total General Insurance cash and invested assets amounted to $116.06 billion at year end, an increase of 22.4 percent over year-end 2005. Life Insurance & Retirement Services net investment income increased 7.2 percent to $19.44 billion. Life Insurance & Retirement Services cash and invested assets were $410.45 billion at year end, an increase of 9.9 percent over year-end 2005.

Asset Management invested assets amounted to $87.19 billion at year end. The majority of these assets relate to guaranteed investment contracts (GICs) or obligations issued pursuant to AIG's Matched Investment Program (MIP). The GIC portfolio continues to run off and the MIP has replaced the GIC program as AIG's principal institutional spread-based investment activity. The MIP program demonstrated strong growth in 2006.

Investment strategies are tailored to the specific business needs of each operating unit based on considerations that include the realities of the local market, liability duration and cash flow characteristics, rating agency and regulatory capital considerations, legal investment limitations, tax optimization, diversification and other risk control considerations. Overall, these strategies are intended to produce a reasonably stable and predictable return throughout the economic cycle, without undue risk or volatility.

Domestic General Insurance portfolios consist principally of highly rated tax-exempt municipal bonds, together with a modest—about 15 percent—allocation to public and private equity, hedge fund and other partnership investments. Non-U.S. General Insurance assets are primarily invested in a mix of high-quality taxable dollar bonds, but also include a modest allocation to public and private equities.

For Domestic Life & Retirement Services and Asset Management companies, the portfolios consist principally of investment grade corporate debt securities and highly rated mortgage-backed and asset-backed securities. In addition, a small allocation—normally about 10 percent—is made to other, more volatile but potentially higher-yielding investments, including high-yield, distressed and emerging market bonds; public and private equity securities; hedge funds; real estate and other investments having equity-like risks and expected returns. The modestly higher concentration of such higher risk assets in the Asset Management segment reflects both the historical focus on such assets in SunAmerica's portfolio, which has increased as a percentage of SunAmerica's assets as its overall portfolio has diminished, as well as the concentration of such assets within AIGGIG,

Bond Portfolio Ratings*

Total = $417.9 billion

AAA	30.9%
AA	26.7%
A	22.8%
BBB	14.3%
Lower	4.1%
Non-rated	1.2%

* *Excluding AIGFP.*

AIG's asset management business, reflecting both AIG's interest in sponsored investment products, as well as the impact of consolidation of certain of such products on AIG's balance sheet.

Non-U.S. Life Insurance & Retirement Services portfolios, other than those that are dollar-denominated, are generally concentrated in local sovereign and other high-quality (in the context of the local market) bonds matched as nearly as possible to the liability characteristics of the business. Due to the limited or nonexistent supply of long-dated maturities in certain markets, as well as the very long duration of traditional life products, asset durations tend to be somewhat short in many non-U.S. jurisdictions relative to liability durations. Exposure to corporate credit (other than those entities that are government related) in non-dollar portfolios is limited outside of Western Europe, due to the generally fewer number of corporate issuers in many of the markets in which AIG operates, or, in the case of Japan, due to the absence of a significant spread differential between sovereign and high-quality nonsovereign debt. As markets mature and corporate issuance of debt becomes more common, the amount of corporate credit positions in non-western portfolios is expected to increase. In jurisdictions with limited long-dated bond markets, equities are used to extend the effective duration of investment portfolios. In addition, foreign exchange positions are employed to diversify risk and enhance yield in certain markets with very low domestic interest rate curves, such as Japan and Taiwan. Such foreign exchange positions in both Taiwan and Japan consisted primarily of high-quality fixed-income investments denominated in U.S. dollars, euros or other developed market currencies.

Assets supporting GICs are invested similarly to other Domestic Life Insurance & Retirement Services and Asset Management portfolios, with particular attention given to aligning the maturity profile of assets and liabilities. As the overall maturity profile is somewhat shorter than that of traditional life products, heavier use is made of asset-backed and floating rate investments.

For both Life Insurance & Retirement Services and General Insurance companies, allocation to equities is intended to provide an economic hedge against the potential risks associated with inflation and changing interest rates, as well as the potential for superior long-term performance in funding liabilities for which there are no, or very limited, fixed-income alternatives.

Financial Services cash and invested assets amounted to $185.05 billion at year end, of which $111.78 billion, or 60.4 percent, related to Capital Markets operations. The majority of Capital Markets assets represent the investment of proceeds from the issuance of guaranteed investment agreements, notes and other bonds in short- and medium-term securities of high credit quality. Aircraft owned by ILFC for lease to commercial airlines around the world are the other principal component of Financial Services cash and invested assets. At year end, the net book value of the fleet totaled $39.88 billion.

Within the fixed income credit portfolios, AIGGIG conducts rigorous and thorough independent credit analyses, and follows policies of extensive diversification and active management. Portfolios of mortgage-backed securities and related asset classes are actively managed to mitigate prepayment risk. In addition, in some circumstances derivatives are used to mitigate "tail" risk associated with very rapid interest rate shifts.

In most global equity and credit markets, 2006 saw a continuation, albeit at a more measured pace, of the recovery that began in late 2002. Credit spreads in the U.S. market remained generally at tight levels, with most areas of the market remaining near historic narrow levels. At the same time, equity markets in Asia, Europe, Japan and Latin America turned in generally positive returns, with particular strength in Brazil and China. Long-term global interest rates, while displaying a fair degree of intra-year volatility, ended 2006 only moderately higher than where they began the year, as subdued global inflation and central bank policy in most of the developed world markets dampened upward pressure on interest rates. In the U.S. market, the interest rate curve remained flat as increases in short-term rates were not fully reflected in the longer maturity part of the curve.

Overseas, the general picture was much the same, as demand, liquidity, economic growth and low inflation all served to underpin both stock and bond valuations.

From a macro viewpoint, 2006, like 2004 and 2005, was a year that generally rewarded risk. While there were exceptions, returns were very well correlated with risks, as lower rated bonds generally outperformed higher quality securities. While U.S. public equity performance for the year was modest, private equity returns remained good, as the strength of the high-yield bond market and leveraged loan market, as well as a continued heavy pace in mergers and acquisitions activity, served to maintain private market valuations.

Composition of Cash and Invested Assets at December 31, 2006

Total = $799.6 billion



Taxable fixed maturities 44.8%
Cash and other short-term investments 18.1%
Other financial services assets 17.1%
Tax-exempt fixed maturities 7.4%
Flight equipment 5.0%
Equity securities 3.8%
Mortgage loans, policy and collateral loans, and real estate 3.8%

(in millions) December 31, 2006	General Insurance	Life Insurance & Retirement Services	Financial Services	Asset Management	Other	Total	Percent of Total
Cash and Invested Assets:							
Fixed maturities	$ 89,432	$289,355	$ 1,357	$37,721	$ —	$417,865	52.2%
Equity securities	6,479	23,066	5	592	80	30,222	3.8
Mortgage loans on real estate, policy and collateral loans	17	21,043	2,398	4,884	76	28,418	3.6
Securities lending collateral	5,376	50,099	76	13,755	—	69,306	8.7
Other invested assets*	9,207	14,263	2,212	15,823	609	42,114	5.3
Flight equipment	—	—	39,875	—	—	39,875	5.0
Finance receivables	—	—	29,573	—	—	29,573	3.7
Unrealized gain on swaps	—	—	19,252	—	—	19,252	2.4
Securities available for sale	—	—	47,205	—	—	47,205	5.9
Securities purchased under agreements to resell	—	—	33,702	—	—	33,702	4.2
Trading securities	—	—	7,719	—	—	7,719	0.9
Investment income due and accrued	1,363	4,364	23	326	1	6,077	0.8
Real estate	570	698	17	75	26	1,386	0.2
Other, including cash and short-term investments	3,615	7,565	1,635	14,011	13	26,839	3.3
Total	$116,059	$410,453	$185,049	$87,187	$805	$799,553	100.0%

**Includes real estate held for investment.*

Reconciliation in Accordance with Regulation G

Regulation G, promulgated by the Securities and Exchange Commission, requires a reconciliation of each non-GAAP financial measure used in this Annual Report to the comparable GAAP figure. Such reconciliations are set forth below, in the Five Year Summary of Consolidated Operations on page 41 and throughout this Annual Report. AIG presents its operations in the way it believes will be most meaningful and useful, as well as most transparent, to the investing public and others who use AIG's financial information in evaluating the performance of AIG.

(in millions, except ratios) **Years Ended December 31,**	**2006**	2005	2004
General Insurance revenues:			
Net premiums earned	**$43,451**	$40,809	$38,537
Net investment income	**5,696**	4,031	3,196
Realized capital gains	**59**	334	228
Total	**$49,206**	$45,174	$41,961
General Insurance operating income	**$10,412**	$ 2,315	$ 3,177
Realized capital gains	**59**	334	228
General Insurance operating income, excluding realized capital gains	**10,353**	1,981	2,949
Current year catastrophe-related losses	**—**	(2,888)	(1,054)
Change in estimate for asbestos and environmental reserves	**—**	—	(850)
Reserve charge	**—**	(1,824)	—
General Insurance operating income, excluding realized capital gains, current year catastrophe-related losses, change in estimate for asbestos and environmental reserves, and reserve charge	**$10,353**	$ 6,693	$ 4,853
General Insurance combined ratio	**89.06**	104.69	100.30
Current year catastrophe-related losses	**—**	7.06	2.74
General Insurance combined ratio, excluding current year catastrophe-related losses	**89.06**	97.63	97.56
Change in estimate for asbestos and environmental reserves	**—**	—	2.21
Reserve charge	**—**	4.44	—
General Insurance combined ratio, excluding current year catastrophe-related losses, change in estimate for asbestos and environmental reserves, and reserve charge	**89.06**	93.19	95.35
Life Insurance & Retirement Services revenues:			
GAAP premiums	**$30,636**	$29,400	$28,088
Net investment income	**19,439**	18,134	15,269
Realized capital gains (losses)	**88**	(158)	45
Total	**$50,163**	$47,376	$43,402
Life Insurance & Retirement Services premiums:			
GAAP premiums	**$30,636**	$29,400	$28,088
Deposits and other considerations not included in revenues under GAAP	**35,953**	37,048	38,756
Premiums, deposits and other considerations	**$66,589**	$66,448	$66,844
Life Insurance & Retirement Services operating income	**$10,032**	$ 8,904	$ 7,925
Realized capital gains (losses)	**88**	(158)	45
Life Insurance & Retirement Services operating income excluding realized capital gains (losses)	**$ 9,944**	$ 9,062	$ 7,880
Financial Services operating income	**$ 524**	$ 4,276	$ 2,180
FAS 133 gains (losses)	**(1,822)**	2,014	(149)
Financial Services operating income, excluding FAS 133 gains (losses)	**$ 2,346**	$ 2,262	$ 2,329
Asset Management operating income	**$ 2,346**	$ 2,253	$ 2,125
FAS 133 gains	**—**	—	313
FIN 46(R) and EITF 04-5	**598**	261	195
Asset Management operating income, excluding FAS 133 gains, FIN 46(R) and EITF 04-5	**$ 1,748**	$ 1,992	$ 1,617
Net income	**$14,048**	$10,477	$ 9,839
Realized capital gains, net of tax	**33**	201	85
FAS 133 gains (losses), excluding realized capital gains (losses)	**(1,424)**	1,530	315
Cumulative effect of accounting changes, net of tax	**34**	—	(144)
Adjusted net income	**$15,405**	$ 8,746	$ 9,583

Five Year Summary of Consolidated Operations*

(in millions) **Years Ended December 31,**	**2006**	2005	2004	2003	2002	Compound Annual Growth Rate 2002–2006
General Insurance operations:						
Gross premiums written	**$56,280**	$52,725	$52,046	$46,938	$36,678	11.3%
Net premiums written	**44,866**	41,872	40,623	35,031	26,718	13.8
Net premiums earned	**43,451**	40,809	38,537	31,306	23,595	16.5
Underwriting profit (loss)[(a)]	**4,657**	(2,050)	(247)	1,975	(1,082)	—
Net investment income	**5,696**	4,031	3,196	2,566	2,350	24.8
Operating income before realized capital gains (losses)	**10,353**	1,981	2,949	4,541	1,268	69.0
Realized capital gains (losses)	**59**	334	228	(39)	(345)	—
General Insurance operating income	**10,412**	2,315	3,177	4,502	923	83.3
Life Insurance & Retirement Services operations:						
GAAP premiums	**30,636**	29,400	28,088	23,496	20,694	10.3
Net investment income	**19,439**	18,134	15,269	12,942	11,243	14.7
Operating income before realized capital gains (losses)	**9,944**	9,062	7,880	6,567	5,553	15.7
Realized capital gains (losses)	**88**	(158)	45	362	(295)	—
Life Insurance & Retirement Services operating income	**10,032**	8,904	7,925	6,929	5,258	17.5
Financial Services operating income, excluding FAS 133 gains (losses)	**2,346**	2,262	2,329	2,146	1,885	5.6
FAS 133 gains (losses)	**(1,822)**	2,014	(149)	(964)	240	—
Financial Services operating income	**524**	4,276	2,180	1,182	2,125	(29.5)
Asset Management operating income, excluding FAS 133 gains (losses), FIN 46(R) and EITF 04-5	**1,748**	1,992	1,617	1,086	987	15.4
FAS 133 gains (losses), FIN 46(R) and EITF 04-5	**598**	261	508	230	138	—
Asset Management operating income	**2,346**	2,253	2,125	1,316	1,125	20.2
Other realized capital gains (losses)	**(41)**	165	(229)	(765)	(1,013)	—
Other income (deductions)—net	**(1,586)**	(2,700)	(333)	(1,257)	(610)	—
Income before income taxes, minority interest and cumulative effect of accounting changes	**21,687**	15,213	14,845	11,907	7,808	29.1
Income taxes	**6,537**	4,258	4,407	3,556	1,919	—
Income before minority interest and cumulative effect of accounting changes	**15,150**	10,955	10,438	8,351	5,889	26.6
Minority interest	**(1,136)**	(478)	(455)	(252)	(160)	—
Cumulative effect of accounting changes[(b)]	**34**	—	(144)	9	—	—
Net income[(c)]	**$14,048**	$10,477	$ 9,839	$ 8,108	$ 5,729	25.1%

* *Includes reconciliation of certain non-GAAP financial measures in accordance with SEC Regulation G.*

(a) *Underwriting profit (loss) is statutory underwriting profit (loss) adjusted primarily for changes in the deferral of policy acquisition costs. This adjustment is necessary to present the financial statements in accordance with GAAP.*

(b) *Represents a net benefit (expense) for the cumulative effect of adoption of accounting pronouncements related to FAS 123R "Share-Based Payment" in 2006; the adoption of the American Institute of Certified Public Accountants Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (SOP 03-1) in 2004; FIN 46(R), "Consolidation of Variable Interest Entities," in 2003.*

(c) *2005 net income included current year catastrophe-related losses of $2.11 billion, a General Insurance fourth quarter reserve charge of $1.19 billion, and settlement charges of $1.15 billion. 2004 net income included current year catastrophe-related losses of $729 million, and $553 million for the change in estimate for asbestos and environmental reserves. 2002 net income included the General Insurance loss reserve charge of $1.34 billion.*

Five Year Summary of Selected Financial Information

(in millions, except ratios) Years Ended/As of December 31,	2006	2005	2004	2003	2002	Compound Annual Growth Rate 2002–2006
Balance Sheet Data:						
Total cash and invested assets[(a)]	**$799,553**	$691,767	$649,825	$528,550	$435,454	16.4%
Total assets	**979,414**	853,051	801,007	675,602	561,131	14.9
Total General Insurance reserves[(b)]	**62,630**	57,476	47,254	36,228	29,347	20.9
Total liabilities	**877,546**	766,548	721,135	606,180	500,696	15.1
Total shareholders' equity	**101,677**	86,317	79,673	69,230	58,303	14.9
Income Statement Data:						
Revenues[(c)]	**$113,194**	$108,905	$ 97,666	$ 79,421	$ 66,171	14.4%
Net income	**14,048**	10,477	9,839	8,108	5,729	25.1
Loss ratio	**64.56**	81.09	78.78	73.06	83.12	
Expense ratio	**24.50**	23.60	21.52	19.62	21.81	
Combined ratio[(d)]	**89.06**	104.69	100.30	92.68	104.93	

(a) Refer to the table on page 39 of this report for the composition of 2006 total cash and invested assets.

(b) Represents General Insurance net reserves for losses and loss expenses at year end.

(c) Represents the sum of General Insurance net premiums earned, Life Insurance & Retirement Services GAAP premiums, net investment income, Financial Services interest, lease and finance charges, Asset Management net investment income from spread-based products and advisory and management fees, and realized capital gains (losses).

(d) 2005 included current year catastrophe-related losses of $2.89 billion and a net reserve charge of $1.82 billion. 2004 included a charge of $850 million attributable to the change in estimate for asbestos and environmental reserves and current year catastrophe-related losses of $1.05 billion. 2002 included loss reserve charge of $2.1 billion. Excluding current year catastrophe-related losses, 2005 and 2002 reserve charges, and 2004 change in estimate for asbestos and environmental reserves, the combined ratios were 93.19, 95.35, 92.41 and 95.77 for 2005, 2004, 2003 and 2002, respectively.

General Insurance Net Premiums Written
(index factor)

O AIG
O Industry*

1.0 1.3 1.5 1.6 **1.7**
1.0 1.1 1.2 1.2 **1.2**

'02 '03 '04 '05 **'06**

General Insurance Reserves for Losses and Loss Expenses
(index factor)

O AIG
O Industry*

1.0 1.2 1.6 2.0 **2.1**
1.0 1.1 1.2 1.4 **1.5**

'02 '03 '04 '05 **'06**

General Insurance Combined Loss and Expense Ratio[(d)]
(after dividends to policyholders)

O AIG O Industry*


110
105
100
95
90
85
'02
'03
'04
'05
'06

** Industry represents U.S. stock companies. 2006 estimated. Industry sources: Fox-Pitt, Kelton Inc. and Best's Aggregates & Averages.*

A combined ratio of less than 100 reflects an underwriting profit.

(in millions, except per share amounts) **Years Ended/As of December 31,**	2006	2005	2004	2003	2002	Compound Annual Growth Rate 2002–2006
Return on Equity (ROE):[e]						
ROE, GAAP basis	**15.26%**	12.34%	13.27%	12.54%	10.59%	
Per Common Share Data:						
Net income[f]						
Basic	**$ 5.39**	$ 4.03	$ 3.77	$ 3.10	$ 2.20	25.1%
Diluted	**5.36**	3.99	3.73	3.07	2.17	25.4
Dividends declared	**.65**	.63	.29	.24	.18	37.9
Book value	**39.09**	33.24	30.69	26.54	22.34	15.0
Market price	**71.66**	68.23	65.67	66.28	57.85	5.5
Market capitalization at December 31,[g]	**$ 186,402**	$177,169	$170,507	$172,888	$150,965	5.4%

(e) Return on equity (ROE) is net income, expressed as a percentage of average shareholders' equity.

(f) See Note 11 of Notes to Financial Statements.

(g) Market capitalization is based on the number of AIG shares outstanding multiplied by the closing price per share at December 31 on the New York Stock Exchange.

Return on Equity

(percent)


10.59
12.54
13.27
12.34
15.26
'02
'03
'04
'05
'06


Dividends per Common Share
(dollars)


0.18
0.24
0.29
0.63
0.65
'02
'03
'04
'05
'06


Market Capitalization
(billions of dollars)


150.97
172.89
170.51
177.17
186.40
'02
'03
'04
'05
'06

Supplemental Financial Information

(in millions, except ratios) Years Ended December 31,	Consolidated[a] 2006	 2005
General Insurance Operating Results		
Gross premiums written	**$56,280**	$52,725
Net premiums written	**44,866**	41,872
Net premiums earned	**43,451**	40,809
Underwriting profit (loss)[b]	**4,657**	(2,050)
Net investment income	**5,696**	4,031
Operating income (loss) before realized capital gains (losses)[b]	**10,353**	1,981
Realized capital gains (losses)	**59**	334
Operating income (loss)[b]	**$10,412**	$ 2,315
Combined ratio	**89.06**	104.69

(a) Consolidated column may not equal the sum of individual group totals due to consolidating adjustments.
(b) 2005 included current year catastrophe-related losses of $2.89 billion, and a fourth quarter reserve charge of $1.82 billion.

(in millions) Years Ended December 31,	2006 Net Premiums Written	 Percent of Total	2005 Net Premiums Written	 Percent of Total
General Insurance Net Premiums Written:				
Domestic Brokerage Group	**$ 24,345**	**54.3%**	$ 23,128	55.2%
Foreign General	**11,368**	**25.3**	9,997	23.9
Personal Lines	**4,654**	**10.4**	4,653	11.1
Transatlantic	**3,633**	**8.1**	3,466	8.3
Mortgage Guaranty (UGC)	**866**	**1.9**	628	1.5
Total	**$ 44,866**	**100.0%**	$ 41,872	100.0%

2006 General Insurance Net Premiums Written

Total = $44.9 billion

○ Domestic Brokerage Group	54.3%
○ Foreign General	25.3%
○ Personal Lines	10.4%
● Transatlantic	8.1%
○ Mortgage Guaranty (UGC)	1.9%



Domestic Brokerage Group– Net Premiums Written

(billions of dollars)


14.3
19.6
22.5
23.1
24.3
'02
'03
'04
'05
'06

Foreign General Insurance– Net Premiums Written

(billions of dollars)


6.2
7.9
9.4
10.0
11.4
'02
'03
'04
'05
'06

Domestic Brokerage Group		Personal Lines		Mortgage Guaranty (UGC)		Transatlantic		Foreign General	
2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
$ 31,330	$29,812	**$ 4,821**	$4,783	**$ 1,065**	$829	**$3,983**	$ 3,888	**$ 17,680**	$15,793
24,345	23,128	**4,654**	4,653	**866**	628	**3,633**	3,466	**11,368**	9,997
23,936	22,602	**4,645**	4,634	**740**	533	**3,604**	3,385	**10,526**	9,655
2,476	(3,250)	**206**	(19)	**191**	241	**143**	(420)	**1,641**	1,398
3,411	2,403	**225**	217	**140**	123	**435**	343	**1,484**	944
5,887	(847)	**431**	198	**331**	364	**578**	(77)	**3,125**	2,342
98	201	**1**	(3)	**(3)**	(1)	**11**	38	**(37)**	85
$ 5,985	$ (646)	**$ 432**	$ 195	**$ 328**	$363	**$ 589**	$ (39)	**$ 3,088**	$ 2,427
89.43	113.83	**95.56**	100.70	**70.62**	49.08	**96.17**	112.17	**83.68**	85.56

(in millions)	GAAP Premiums		Premiums, Deposits and Other Considerations[a]		Revenues[b]	
Years Ended December 31,	**2006**	2005[c]	**2006**	2005[c]	**2006**	2005[c]
Life Insurance & Retirement Services by Major Product						
Domestic:						
Life insurance	**$ 2,127**	$ 2,041	**$ 3,034**	$ 3,135	**$ 3,504**	$ 3,393
Home service	**790**	801	**957**	956	**1,420**	1,406
Group life/health	**995**	1,079	**999**	1,085	**1,208**	1,280
Payout annuities[d]	**1,582**	1,473	**2,465**	2,172	**2,586**	2,385
Retirement services						
Group retirement products	**386**	351	**5,464**	5,532	**2,665**	2,584
Individual fixed annuities	**126**	100	**5,854**	7,337	**3,784**	3,493
Individual variable annuities	**531**	467	**4,266**	3,319	**733**	684
Individual annuities—runoff[e]	**63**	72	**174**	200	**966**	1,118
Total domestic	**6,600**	6,384	**23,213**	23,736	**16,866**	16,343
Foreign:						
Life insurance	**15,718**	15,631	**24,122**	21,331	**21,602**	20,439
Personal accident and health	**5,518**	5,002	**5,606**	5,050	**5,803**	5,257
Group products	**2,226**	1,925	**3,506**	3,120	**2,874**	2,538
Retirement services						
Individual fixed annuities	**400**	361	**6,998**	10,833	**2,427**	2,089
Individual variable annuities	**174**	97	**3,144**	2,378	**503**	868
Total foreign	**24,036**	23,016	**43,376**	42,712	**33,209**	31,191
Total	**$30,636**	$29,400	**$66,589**	$ 66,448	**$50,075**	$47,534

(a) Premiums, deposits and other considerations represent aggregate business activity presented on a non-GAAP basis.
(b) Excludes realized capital gains (losses).
(c) Data for 2005 has been reclassified to conform to the 2006 presentation.
(d) Includes structured settlements, single premium immediate annuities and terminal funding annuities.
(e) Primarily represents runoff annuity business sold through discontinued distribution relationships.

Net Investment Income

(billions of dollars)


General Insurance
Life Insurance & Retirement Services
2.4
11.2
2.6
12.9
3.2
15.3
4.0
18.1
5.7
19.4
'02
'03
'04
'05
'06

2006 General Insurance and Life Insurance & Retirement Services Revenues*

Total = $99.2 billion

Foreign Life	33.4%
Domestic Brokerage Group	27.6%
Domestic Life	17.0%
Foreign General	12.1%
Personal Lines	4.9%
Transatlantic	4.1%
Mortgage Guaranty (UGC)	0.9%



** Represents the sum of General Insurance net premiums earned, Life Insurance & Retirement Services GAAP premiums, and net investment income.*

Board of Directors



Robert B. Willumstad
Chairman of the Board of Directors of
American International Group, Inc.
Founder and Partner
Brysam Global Partners
Former President and
Chief Operating Officer
Citigroup Inc.

Martin J. Sullivan
President and Chief Executive Officer
American International Group, Inc.

Marshall A. Cohen
Counsel
Cassels Brock & Blackwell
Former President and
Chief Executive Officer
The Molson Companies Limited

Martin S. Feldstein
Professor of Economics
Harvard University
President and Chief Executive Officer
National Bureau of Economic Research

Ellen V. Futter
President
American Museum of Natural History

Stephen L. Hammerman
Retired Vice Chairman
Merrill Lynch & Co., Inc.
Retired Deputy Police Commissioner
New York City Police Department

Richard C. Holbrooke
Vice Chairman
Perseus LLC
Former United States Ambassador
to the United Nations
Former Vice Chairman
Credit Suisse First Boston

Fred H. Langhammer
Chairman, Global Affairs, and
Former Chief Executive Officer
The Estée Lauder Companies Inc.

George L. Miles, Jr.
President and Chief Executive Officer
WQED Multimedia

Morris W. Offit
Co-Chief Executive Officer
Offit Hall Capital Management LLC
Founder and Former
Chief Executive Officer, OFFITBANK

James F. Orr, III
Chairman of the Board of Trustees
The Rockefeller Foundation

Virginia M. Rometty
Senior Vice President
Global Business Services
IBM Corporation

Michael H. Sutton
Consultant
Former Chief Accountant of
the United States Securities and
Exchange Commission

Edmund S.W. Tse
Senior Vice Chairman, Life Insurance
American International Group, Inc.

Frank G. Zarb
Senior Advisor
Hellman & Friedman LLC
Former Chairman
National Association of Securities
Dealers, Inc. and The Nasdaq
Stock Market, Inc.


15
7
11
1
6
4
10
13
14
3
2
12
5
8
9

1. Robert B. Willumstad
2. Martin J. Sullivan
3. Marshall A. Cohen
4. Martin S. Feldstein
5. Ellen V. Futter
6. Stephen L. Hammerman
7. Richard C. Holbrooke
8. Fred H. Langhammer
9. George L. Miles, Jr.
10. Morris W. Offit
11. James F. Orr, III
12. Virginia M. Rometty
13. Michael H. Sutton
14. Edmund S.W. Tse
15. Frank G. Zarb

Corporate Directory

Executive Officers

Martin J. Sullivan
President and
Chief Executive Officer

Edmund S.W. Tse
Senior Vice Chairman
Life Insurance

Jacob A. Frenkel
Vice Chairman
Global Economic Strategies

Frank G. Wisner
Vice Chairman
External Affairs

Steven J. Bensinger
Executive Vice President
and Chief Financial Officer

Anastasia D. Kelly
Executive Vice President
General Counsel
and Senior Regulatory and
Compliance Officer

Rodney O. Martin, Jr.
Executive Vice President
Life Insurance

Kristian P. Moor
Executive Vice President
Domestic General Insurance

Win J. Neuger
Executive Vice President and
Chief Investment Officer

Robert M. Sandler
Executive Vice President
Domestic Personal Lines

Nicholas C. Walsh
Executive Vice President
Foreign General Insurance

Jay S. Wintrob
Executive Vice President
Retirement Services

William N. Dooley
Senior Vice President
Financial Services

David L. Herzog
Senior Vice President and
Comptroller

Robert E. Lewis
Senior Vice President and
Chief Risk Officer

Brian T. Schreiber
Senior Vice President
Strategic Planning

Corporate Officers

Ronald J. Anderson
Senior Vice President

Nicholas J. Ashooh
Senior Vice President
Communications

Frank H. Douglas
Senior Vice President and
Casualty Actuary

L. Oakley Johnson
Senior Vice President
Corporate Affairs

Michael E. Roemer
Senior Vice President and
Director of Internal Audit

Charles R. Schader
Senior Vice President
Claims

Richard W. Scott
Senior Vice President
Investments

Kathleen E. Shannon
Senior Vice President and
Secretary

Stephen West
Senior Vice President
Operations & Systems

Edward T. Cloonan
Vice President
Corporate Affairs

Stephen P. Collesano
Vice President
Research and Development

Charles H. Dangelo
Vice President and
Senior Reinsurance Officer

Keith L. Duckett
Vice President
Administration

Robert A. Gender
Vice President and Treasurer

Charlene M. Hamrah
Vice President and
Director of Investor Relations

Philip M. Jacobs
Vice President
and Director of Taxes

Robert P. Jacobson
Vice President
Strategic Planning

Jeffrey M. Kestenbaum
Vice President

Eric N. Litzky
Vice President
Corporate Governance

Kevin B. McGinn
Vice President and
Chief Credit Officer

Richard P. Merski
Vice President
Corporate Affairs

Michael Mitrovic
Vice President
Claims

Christopher D. Winans
Vice President
Media Relations

John T. Wooster, Jr.
Special Advisor
Communications

Domestic General Insurance

Kevin H. Kelley
Senior Vice President
Domestic General Insurance

John Q. Doyle
Senior Vice President
Domestic General Insurance

Joseph L. Boren
Vice President
Domestic General Insurance

David M. Hupp
Vice President
Domestic General Insurance

Gordon Knight
Vice President
Domestic General Insurance

Mark T. Willis
Vice President
Domestic General Insurance

Foreign General Insurance

Daniel S. Glaser
Senior Vice President
Foreign General Insurance

Julio A. Portalatin
Senior Vice President
Foreign General Insurance

Hamilton C. Da Silva
Vice President
Foreign General Insurance

Jeffrey L. Hayman
Vice President
Foreign General Insurance

Raymond E. Lee
Vice President
Foreign General Insurance

Ralph W. Mucerino
Vice President
Global Energy

Michael L. Sherman
Vice President
Foreign General Insurance

Robert J. Thomas
Vice President
Foreign General Insurance

Nicholas S. Tyler
Vice President
Foreign General Insurance

Corporate Directory
continued

Life Insurance & Retirement Services

Bruce R. Abrams
Senior Vice President
Retirement Services

Frank Chan
Senior Vice President
Life Insurance

Matthew E. Winter
Senior Vice President
Life Insurance

Robert W. Clyde
Vice President
Life Insurance

Jose L. Cuisia, Jr.
Vice President
Life Insurance

Kevin T. Hogan
Vice President
Life Insurance

Christopher J. Swift
Vice President
Life Insurance &
Retirement Services

Seiki Tokuni
Vice President
Life Insurance

Andreas Vassiliou
Vice President
Life Insurance

Asset Management

Hans K. Danielsson
Senior Vice President
Investments

Kevin P. Fitzpatrick
Vice President
Real Estate Investments

Steven Guterman
Vice President
Asset Management

Honorary Directors

Houghton Freeman
Retired Vice Chairman
American International Group, Inc.
Stowe, Vermont

John I. Howell
Retired Chairman
J. Henry Schroder Bank
& Trust Company
Greenwich, Connecticut

Edward E. Matthews
Retired Senior Vice Chairman
American International Group, Inc.
New York, New York

John J. Roberts
Retired Vice Chairman
American International Group, Inc.
New York, New York

Ernest E. Stempel
Retired Vice Chairman
American International Group, Inc.
Hamilton, Bermuda

Thomas R. Tizzio
Retired Senior Vice Chairman
General Insurance
American International Group, Inc.
New York, New York

International Advisory Board

Dr. Henry A. Kissinger
Chairman, International
Advisory Board
Former United States
Secretary of State
Chairman, Kissinger Associates, Inc.

Abdlatif Al-Hamad
Director General and Chairman of
the Board of Directors
Arab Fund for Economic and
Social Development

Chen Yuan
Governor
China Development Bank

William S. Cohen
Chairman and Chief Executive Officer
The Cohen Group
Former United States
Secretary of Defense

Sir Richard Dearlove
Master of Pembroke College,
Cambridge
Former Chief of the British
Intelligence Service

Carla A. Hills
Chairman and Chief Executive Officer
Hills & Company
Former United States
Trade Representative

Dr. Otto Graf Lambsdorff
Former German Minister of Economics

Jacques de Larosiere
Advisor to the Chairman
BNP Paribas

Lee Hong-Koo
Chairman
Seoul Forum for International Affairs
Former Ambassador to the
United States from Korea

Erling S. Lorentzen
Chairman
Lorentzen Empreendimentos, S.A.

Yoshihiko Miyauchi
Chairman and Chief Executive Officer
ORIX Corporation

Ambassador Khun Anand Panyarachun
Former Prime Minister of Thailand
Chairman of the Council of Trustees
Thailand Development Research Institute

The Rt. Hon. Lord Christopher Patten
Chancellor of Oxford University

Moeen A. Qureshi
Chairman
EMP Global

Washington Sycip
Founder and Chairman
The SGV Group

Ratan N. Tata
Chairman
Tata Industries Limited

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-8787

American International Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	13-2592361
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
70 Pine Street, New York, New York	10270
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (212) 770-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, Par Value $2.50 Per Share	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act:

Title of each class
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☑ Accelerated Filer ☐ Non-Accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting and nonvoting common equity held by nonaffiliates of the registrant computed by reference to the price at which the common equity was last sold as of June 30, 2006 (the last business day of the registrant's most recently completed second fiscal quarter), was approximately $130,207,300,000.

As of January 31, 2007, there were outstanding 2,601,583,676 shares of Common Stock, $2.50 par value per share, of the registrant.

Documents Incorporated by Reference:

Portions of the registrant's definitive proxy statement filed or to be filed with the Securities and Exchange Commission pursuant to Regulation 14A involving the election of directors at the Annual Meeting of Shareholders of the registrant scheduled to be held on May 16, 2007 are incorporated by reference in Part III of this Form 10-K.

Table of Contents

* *Except for the information provided in Part I under the heading "Directors and Executive Officers of AIG," Part III Items 10, 11, 12, 13 and 14 are included in AIG's Definitive Proxy Statement to be used in connection with AIG's Annual Meeting of Shareholders scheduled to be held on May 16, 2007.*

** *Part IV Item 15, Schedules, the Exhibit Index, and certain Exhibits were included in Form 10-K filed with the Securities and Exchange Commission but have not been included herein. Copies may be obtained electronically through AIG's website at www.aigcorporate.com or from the Director of Investor Relations, American International Group, Inc.*

Part I

Item 1. Business

American International Group, Inc. (AIG), a Delaware corporation, is a holding company which, through its subsidiaries, is engaged in a broad range of insurance and insurance-related activities in the United States and abroad. AIG's primary activities include both General Insurance and Life Insurance & Retirement Services operations. Other significant activities include Financial Services and Asset Management. The principal business units in each of AIG's segments are as follows*:

General Insurance

- American Home Assurance Company (American Home)
- National Union Fire Insurance Company of Pittsburgh, Pa. (National Union)
- New Hampshire Insurance Company (New Hampshire)
- Lexington Insurance Company (Lexington)
- The Hartford Steam Boiler Inspection and Insurance Company (HSB)
- Transatlantic Reinsurance Company
- United Guaranty Residential Insurance Company
- American International Underwriters Overseas, Ltd. (AIUO)

Life Insurance & Retirement Services

Domestic:

- American General Life Insurance Company (AIG American General)
- American General Life and Accident Insurance Company (AGLA)
- The United States Life Insurance Company in the City of New York (USLIFE)
- The Variable Annuity Life Insurance Company (VALIC)
- AIG Annuity Insurance Company (AIG Annuity)
- SunAmerica Life Insurance Company (SunAmerica Life)
- AIG SunAmerica Life Assurance Company

Foreign:

- American Life Insurance Company (ALICO)
- AIG Star Life Insurance Co., Ltd. (AIG Star Life)
- AIG Edison Life Insurance Company (AIG Edison Life)
- American International Assurance Company, Limited, together with American International Assurance Company (Bermuda) Limited (AIA)
- American International Reinsurance Company Limited (AIRCO)
- Nan Shan Life Insurance Company, Ltd. (Nan Shan)
- The Philippine American Life and General Insurance Company (Philamlife)

Financial Services

- International Lease Finance Corporation (ILFC)
- AIG Financial Products Corp. and AIG Trading Group Inc. and their respective subsidiaries (collectively, AIGFP)
- American General Finance, Inc. (AGF)
- AIG Consumer Finance Group, Inc. (AIGCFG)
- Imperial A.I. Credit Companies

Asset Management

- AIG SunAmerica Asset Management Corp. (SAAMCo)
- AIG Global Asset Management Holdings Corp. and its subsidiaries and affiliated companies (collectively, AIGGIG)

At December 31, 2006, AIG and its subsidiaries had approximately 106,000 employees.

AIG's Internet address for its corporate website is *www.aigcorporate.com.* AIG makes available free of charge, through the Investor Information section of AIG's corporate website, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Proxy Statements on Schedule 14A and amendments to those reports or statements filed or furnished pursuant to Section 13(a), 14(a) or 15(d) of the Securities Exchange Act of 1934 (the Exchange Act) as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the Securities and Exchange Commission (SEC). AIG also makes available on its corporate website copies of the charters for its Audit, Nominating and Corporate Governance and Compensation Committees, as well as its Corporate Governance Guidelines (which include Director Independence Standards), Director, Executive Officer and Senior Financial Officer Code of Business Conduct and Ethics, Employee Code of Conduct and Related-Party Transactions Approval Policy. Except for the documents specifically incorporated by reference into this Annual Report on Form 10-K, information contained on AIG's website or that can be accessed through its website is not incorporated by reference into this Annual Report on Form 10-K.

Throughout this Annual Report on Form 10-K, AIG presents its operations in the way it believes will be most meaningful, as well as most transparent. Certain of the measurements used by AIG management are "non-GAAP financial measures" under SEC rules and regulations. Statutory underwriting profit (loss) and combined ratios are determined in accordance with accounting principles prescribed by insurance regulatory authorities. For an explanation of why AIG management considers these "non-GAAP measures" useful to investors, see Management's Discussion and Analysis of Financial Condition and Results of Operations.

**For information on AIG's business segments, see Note 2 of Notes to Consolidated Financial Statements.*

The following table presents the general development of the business of AIG on a consolidated basis, the contributions made to AIG's consolidated revenues and operating income and the assets held, in the periods indicated, by its General Insurance, Life Insurance & Retirement Services, Financial Services and Asset Management operations and other realized capital gains (losses). For additional information, see Item 6. Selected Financial Data, Management's Discussion and Analysis of Financial Condition and Results of Operations and Notes 1 and 2 of Notes to Consolidated Financial Statements.

Years Ended December 31, *(in millions)*	2006	2005	2004	2003	2002
General Insurance operations:					
Gross premiums written	**$ 56,280**	$ 52,725	$ 52,046	$ 46,938	$ 36,678
Net premiums written	**44,866**	41,872	40,623	35,031	26,718
Net premiums earned	**43,451**	40,809	38,537	31,306	23,595
Net investment income[(a)]	**5,696**	4,031	3,196	2,566	2,350
Realized capital gains (losses)	**59**	334	228	(39)	(345)
Operating income[(a)(b)(c)(d)]	**10,412**	2,315	3,177	4,502	923
Identifiable assets	**167,004**	150,667	131,658	117,511	105,891
Statutory measures[(e)]:					
Statutory underwriting profit (loss)[(b)(c)(d)]	**4,408**	(2,165)	(564)	1,559	(1,843)
Loss ratio	**64.6**	81.1	78.8	73.1	83.1
Expense ratio	**24.5**	23.6	21.5	19.6	21.8
Combined ratio[(d)]	**89.1**	104.7	100.3	92.7	104.9
Life Insurance & Retirement Services operations:					
GAAP premiums	**30,636**	29,400	28,088	23,496	20,694
Net investment income[(a)]	**19,439**	18,134	15,269	12,942	11,243
Realized capital gains (losses)[(f)]	**88**	(158)	45	362	(295)
Operating income[(a)]	**10,032**	8,904	7,925	6,929	5,258
Identifiable assets	**534,977**	480,622	447,841	372,126	289,914
Insurance in-force at end of year[(g)]	**2,070,600**	1,852,833	1,858,094	1,583,031	1,298,592
Financial Services operations:					
Interest, lease and finance charges[(h)]	**8,010**	10,525	7,495	6,242	6,822
Operating income[(h)]	**524**	4,276	2,180	1,182	2,125
Identifiable assets	**206,845**	166,488	165,995	141,667	128,104
Asset Management operations:					
Net investment income from spread-based products and advisory and management fees	**5,814**	5,325	4,714	3,651	3,467
Operating income	**2,346**	2,253	2,125	1,316	1,125
Identifiable assets	**97,913**	81,080	80,075	64,047	53,732
Other operations:					
Realized capital gains (losses)	**(41)**	165	(229)	(765)	(1,013)
All other[(i)]	**(1,586)**	(2,700)	(333)	(1,257)	(610)
Revenues[(j)(k)]	**113,194**	108,905	97,666	79,421	66,171
Total operating income[(a)(j)(l)]	**21,687**	15,213	14,845	11,907	7,808
Total assets	**979,414**	853,051	801,007	675,602	561,131

(a) Includes the effect of out of period adjustments related to the accounting for certain interests in unit investment trusts and other mutual funds (unit investment trusts). For 2006, the effect was an increase of $490 million in both revenues and operating income for General Insurance and an increase of $240 million and $169 million in revenues and operating income, respectively, for Life Insurance & Retirement Services.

(b) Includes current year catastrophe-related losses of $2.89 billion and $1.05 billion in 2005 and 2004, respectively. There were no significant catastrophe-related losses in 2006.

(c) Includes additional losses incurred and net reinstatement premiums related to prior year catastrophes of $199 million and $277 million in 2006 and 2005, respectively.

(d) Operating income was reduced by fourth quarter charges of $1.8 billion, $850 million and $2.1 billion for 2005, 2004 and 2002, respectively, resulting from the annual review of General Insurance loss and loss adjustment reserves. In 2006, 2005 and 2004, changes in estimates for asbestos and environmental reserves were $198 million, $873 million and $850 million, respectively.

(e) Calculated on the basis under which the U.S.-domiciled insurance companies are required to report such measurements to regulatory authorities.

(f) Includes the effect of hedging activities that did not qualify for hedge accounting treatment under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133) and the application of Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" (FAS 52). For 2006, 2005, 2004, 2003 and 2002, respectively, the amounts included are $355 million, $(495) million, $(140) million, $78 million and $(91) million.

(g) 2005 includes the effect of the non-renewal of a single large group life case of $36 billion. Also, the foreign in-force is translated to U.S. dollars at the appropriate balance sheet exchange rate in each period.

(h) Includes the effect of hedging activities that did not qualify for hedge accounting treatment under FAS 133, including the related foreign exchange gains and losses. For 2006, 2005, 2004, 2003 and 2002, respectively, the effect was $(1.82) billion, $2.01 billion, $(122) million, $(1.01) billion and $220 million in both revenues and operating income for Capital Markets. These amounts result primarily from interest rate and foreign currency derivatives that are economically hedging available for sale securities and borrowings. For 2004, 2003 and 2002, respectively, the effect was $(27) million, $49 million and $20 million in operating income for Aircraft Leasing. In 2006 and 2005, Aircraft Leasing derivative gains and losses were reported as part of AIG's Other category, and were not reported in Aircraft Leasing operating income.

(i) Includes $1.6 billion of regulatory settlement costs in 2005 as described under Item 3. Legal Proceedings.

(j) Includes the effect of hedging activities that did not qualify for hedge accounting treatment under FAS 133, including the related foreign exchange gains and losses. For 2006, 2005, 2004, 2003 and 2002, respectively, the effect was $(1.86) billion, $2.02 billion, $385 million, $(1.50) billion and $(216) million in revenues and $(1.86) billion, $2.02 billion, $671 million, $(1.22) billion and $(58) million in operating income. These amounts result primarily from interest rate and foreign currency derivatives that are hedging available for sale securities and borrowings.

(k) Represents the sum of General Insurance net premiums earned, Life Insurance & Retirement Services GAAP premiums, net investment income, Financial Services interest, lease and finance charges, Asset Management net investment income from spread-based products and advisory and management fees, and realized capital gains (losses).

(l) Represents income before income taxes, minority interest and cumulative effect of accounting changes.

General Insurance Operations

AIG's General Insurance subsidiaries are multiple line companies writing substantially all lines of commercial property and casualty insurance and various personal lines both domestically and abroad. Domestic General Insurance operations are comprised of the Domestic Brokerage Group (DBG), Reinsurance, Personal Lines, and Mortgage Guaranty.

AIG is diversified both in terms of classes of business and geographic locations. In General Insurance, workers compensation business is the largest class of business written and represented approximately 15 percent of net premiums written for the year ended December 31, 2006. During 2006, 8 percent and 7 percent of the direct General Insurance premiums written (gross premiums less return premiums and cancellations, excluding reinsurance assumed and before deducting reinsurance ceded) were written in California and New York, respectively. No other state accounted for more than five percent of such premiums.

The majority of AIG's General Insurance business is in the casualty classes, which tend to involve longer periods of time for the reporting and settling of claims. This may increase the risk and uncertainty with respect to AIG's loss reserve development.

DBG

AIG's primary Domestic General Insurance division is DBG. DBG's business in the United States and Canada is conducted through American Home, National Union, Lexington, HSB and certain other General Insurance company subsidiaries of AIG. During 2006, DBG accounted for 54 percent of AIG's General Insurance net premiums written.

DBG writes substantially all classes of business insurance, accepting such business mainly from insurance brokers. This provides DBG the opportunity to select specialized markets and retain underwriting control. Any licensed broker is able to submit business to DBG without the traditional agent-company contractual relationship, but such broker usually has no authority to commit DBG to accept a risk.

In addition to writing substantially all classes of business insurance, including large commercial or industrial property insurance, excess liability, inland marine, environmental, workers compensation and excess and umbrella coverages, DBG offers many specialized forms of insurance such as aviation, accident and health, equipment breakdown, directors and officers liability (D&O), difference-in-conditions, kidnap-ransom, export credit and political risk, and various types of professional errors and omissions coverages. The AIG Risk Management operation provides insurance and risk management programs for large corporate customers. The AIG Risk Finance operation is a leading provider of customized structured insurance products. Also included in DBG are the operations of AIG Environmental, which focuses specifically on providing specialty products to clients with environmental exposures. Lexington writes surplus lines for risks which conventional insurance companies do not readily provide insurance coverage, either because of complexity or because the coverage does not lend itself to conventional contracts. The AIG Worldsource Division introduces and coordinates AIG's products and services to U.S.-based multinational clients and foreign corporations doing business in the U.S.

Certain of the products of the DBG companies include funding components or have been structured so that little or no insurance risk is actually transferred. Funds received in connection with these products are recorded as deposits and included in other liabilities, rather than premiums and incurred losses.

Reinsurance

The subsidiaries of Transatlantic Holdings, Inc. (Transatlantic) offer reinsurance on both a treaty and facultative basis to insurers in the U.S. and abroad. Transatlantic structures programs for a full range of property and casualty products with an emphasis on specialty risk. Transatlantic is a public company owned 59.2 percent by AIG and therefore is included in AIG's consolidated financial statements.

Personal Lines

AIG's Personal Lines operations provide automobile insurance through AIG Direct, a mass marketing operation, the Agency Auto Division and 21st Century Insurance Group (21st Century), as well as a broad range of coverages for high net-worth individuals through the AIG Private Client Group. 21st Century is a public company owned 61.9 percent by AIG and therefore is included in AIG's consolidated financial statements. During the first quarter of 2007, AIG offered to acquire the outstanding shares of 21st Century not already owned by AIG and its subsidiaries.

Mortgage Guaranty

The main business of the subsidiaries of United Guaranty Corporation (UGC) is the issuance of residential mortgage guaranty insurance, both domestically and internationally, on conventional first lien mortgages for the purchase or refinance of one to four family residences. UGC subsidiaries also write second lien and private student loan guaranty insurance.

Foreign General Insurance

AIG's Foreign General Insurance group accepts risks primarily underwritten through American International Underwriters (AIU), a marketing unit consisting of wholly owned agencies and insurance companies. The Foreign General Insurance group also includes business written by AIG's foreign-based insurance subsidiaries. The Foreign General Insurance group uses various marketing methods and multiple distribution channels to write both commercial and consumer lines insurance with certain refinements for local laws, customs and needs. AIU operates in Asia, the Pacific Rim, Europe, including the U.K., Africa, the Middle East and Latin America. During 2006, the Foreign General Insurance group accounted for 25 percent of AIG's General Insurance net premiums written.

Discussion and Analysis of Consolidated Net Losses and Loss Expense Reserve Development

The reserve for net losses and loss expenses represents the accumulation of estimates for reported losses (case basis reserves) and provisions for losses incurred but not reported

(IBNR), both reduced by applicable reinsurance recoverable and the discount for future investment income, where permitted. Losses and loss expenses are charged to income as incurred.

Loss reserves established with respect to foreign business are set and monitored in terms of the respective local or functional currency. Therefore, no assumption is included for changes in currency rates. See also Note 1(b) of Notes to Consolidated Financial Statements.

Management reviews the adequacy of established loss reserves through the utilization of a number of analytical reserve development techniques. Through the use of these techniques, management is able to monitor the adequacy of AIG's established reserves and determine appropriate assumptions for inflation. Also, analysis of emerging specific development patterns, such as case reserve redundancies or deficiencies and IBNR emergence, allows management to determine any required adjustments.

The "Analysis of Consolidated Losses and Loss Expense Reserve Development" *table presents* the development of net losses and loss expense reserves for calendar years 1996 through 2006. Immediately following this table is a second table that presents all data on a basis that excludes asbestos and environmental net losses and loss expense reserve development. The opening reserves held are shown at the top of the table for each year end date. The amount of loss reserve discount included in the opening reserve at each date is shown immediately below the reserves held for each year. The undiscounted reserve at each date is thus the sum of the discount and the reserve held.

The upper half of the table presents the cumulative amounts paid during successive years related to the undiscounted opening loss reserves. For example, in the table that excludes asbestos and environmental losses, with respect to the net losses and loss expense reserve of $24.75 billion as of December 31, 1999, by the end of 2006 (seven years later) $29.16 billion had actually been paid in settlement of these net loss reserves. In addition, as reflected in the lower section of the table, the original undiscounted reserve of $25.82 billion was reestimated to be $36.28 billion at December 31, 2006. This increase from the original estimate would generally result from a combination of a number of factors, including reserves being settled for larger amounts than originally estimated. The original estimates will also be increased or decreased as more information becomes known about the individual claims and overall claim frequency and severity patterns. The redundancy (deficiency) depicted in the table, for any particular calendar year, presents the aggregate change in estimates over the period of years subsequent to the calendar year reflected at the top of the respective column heading. For example, the redundancy of $259 million at December 31, 2006 related to December 31, 2005 net losses and loss expense reserves of $57.34 billion represents the cumulative amount by which reserves for 2005 and prior years have developed favorably during 2006.

The bottom of *each table* below presents the remaining undiscounted and discounted net loss reserve for each year. For example, in the table that excludes asbestos and environmental losses, for the 2001 year end, the remaining undiscounted reserves held as of December 31, 2006 are $12.25 billion, with a corresponding discounted net reserve of $11.35 billion.

The reserves for net losses and loss expenses with respect to Transatlantic and 21st Century are included only in consolidated net losses and loss expenses commencing with the year ended December 31, 1998, the year they were first consolidated in AIG's financial statements. Reserve development for these operations is included only for 1998 and subsequent periods. Thus, the presentation for 1997 and prior year ends is not fully comparable to that for 1998 and subsequent years in the tables below.

Analysis of Consolidated Losses and Loss Expense Reserve Development

The following table presents for each calendar year the losses and loss expense reserves and the development thereof including those with respect to asbestos and environmental claims. See also Management's Discussion and Analysis of Financial Condition and Results of Operations.

(in millions)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	**2006**
Net Reserves Held	$20,496	$20,901	$25,418	$25,636	$25,684	$26,005	$29,347	$36,228	$47,254	$57,476	**$62,630**
Discount (in Reserves Held)	393	619	897	1,075	1,287	1,423	1,499	1,516	1,553	2,110	**2,264**
Net Reserves Held (Undiscounted)	20,889	21,520	26,315	26,711	26,971	27,428	30,846	37,744	48,807	59,586	**64,894**
Paid (Cumulative) as of:											
One year later	5,712	5,607	7,205	8,266	9,709	11,007	10,775	12,163	14,910	15,326	
Two years later	9,244	9,754	12,382	14,640	17,149	18,091	18,589	21,773	24,377		
Three years later	11,943	12,939	16,599	19,901	21,930	23,881	25,513	28,763			
Four years later	14,152	15,484	20,263	23,074	26,090	28,717	30,757				
Five years later	16,077	17,637	22,303	25,829	29,473	32,685					
Six years later	17,551	18,806	24,114	28,165	32,421						
Seven years later	18,415	19,919	25,770	30,336							
Eight years later	19,200	21,089	27,309								
Nine years later	20,105	22,177									
Ten years later	20,972										

(in millions)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	**2006**
Net Reserves Held (undiscounted)	$20,889	$21,520	$26,315	$ 26,711	$ 26,971	$ 27,428	$ 30,846	$ 37,744	$48,807	$59,586	**$64,894**
Undiscounted Liability as of:											
One year later	20,795	21,563	25,897	26,358	26,979	31,112	32,913	40,931	53,486	59,533	
Two years later	20,877	21,500	25,638	27,023	30,696	33,363	37,583	49,463	55,009		
Three years later	20,994	21,264	26,169	29,994	32,732	37,964	46,179	51,497			
Four years later	20,776	21,485	28,021	31,192	36,210	45,203	48,427				
Five years later	20,917	22,405	28,607	33,910	41,699	47,078					
Six years later	21,469	22,720	30,632	38,087	43,543						
Seven years later	21,671	24,209	33,861	39,597							
Eight years later	22,986	26,747	34,986								
Nine years later	25,264	27,765									
Ten years later	26,091										
Net Redundancy/(Deficiency)	(5,202)	(6,245)	(8,671)	(12,886)	(16,572)	(19,650)	(17,581)	(13,753)	(6,202)	53	
Remaining Reserves (Undiscounted)	5,119	5,588	7,677	9,261	11,122	14,393	17,670	22,734	30,632	44,207	
Remaining Discount	360	427	517	623	748	894	1,079	1,265	1,484	1,809	
Remaining Reserves	4,759	5,161	7,160	8,638	10,374	13,499	16,591	21,469	29,148	42,398	

The following table presents the gross liability (before discount), reinsurance recoverable and net liability recorded at each year end and the reestimation of these amounts as of December 31, 2006.

(in millions)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	**2006**
Gross Liability, End of Year	$32,605	$ 32,049	$ 36,973	$ 37,278	$ 39,222	$ 42,629	$ 48,173	$ 53,387	$63,431	$79,279	**$82,263**
Reinsurance Recoverable, End of Year	11,716	10,529	10,658	10,567	12,251	15,201	17,327	15,643	14,624	19,693	**17,369**
Net Liability, End of Year	20,889	21,520	26,315	26,711	26,971	27,428	30,846	37,744	48,807	59,586	**64,894**
Reestimated Gross Liability	41,685	43,993	53,004	58,320	63,768	67,554	68,657	69,007	70,895	78,946	
Reestimated Reinsurance Recoverable	15,594	16,227	18,018	18,723	20,224	20,476	20,229	17,511	15,886	19,413	
Reestimated Net Liability	26,091	27,766	34,986	39,597	43,544	47,078	48,428	51,496	55,009	59,533	
Cumulative Gross Redundancy/(Deficiency)	(9,080)	(11,944)	(16,031)	(21,042)	(24,546)	(24,925)	(20,484)	(15,620)	(7,464)	333	

Analysis of Consolidated Losses and Loss Expense Reserve Development Excluding Asbestos and Environmental Losses and Loss Expense Reserve Development

The following table presents for each calendar year the losses and loss expense reserves and the development thereof excluding those with respect to asbestos and environmental claims. See also Management's Discussion and Analysis of Financial Condition and Results of Operations.

(in millions)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	**2006**
Net Reserves Held	$19,753	$20,113	$24,554	$24,745	$24,829	$25,286	$28,650	$35,559	$45,742	$55,227	**$60,451**
Discount (in Reserves Held)	393	619	897	1,075	1,287	1,423	1,499	1,516	1,553	2,110	**2,264**
Net Reserves Held (Undiscounted)	20,146	20,732	25,451	25,820	26,116	26,709	30,149	37,075	47,295	57,336	**62,715**
Paid (Cumulative) as of:											
One year later	5,603	5,467	7,084	8,195	9,515	10,861	10,632	11,999	14,718	15,047	
Two years later	8,996	9,500	12,190	14,376	16,808	17,801	18,283	21,419	23,906		
Three years later	11,582	12,618	16,214	19,490	21,447	23,430	25,021	28,129			
Four years later	13,724	14,972	19,732	22,521	25,445	28,080	29,987				
Five years later	15,460	16,983	21,630	25,116	28,643	31,771					
Six years later	16,792	18,014	23,282	27,266	31,315						
Seven years later	17,519	18,972	24,753	29,162							
Eight years later	18,149	19,960	26,017								
Nine years later	18,873	20,779									
Ten years later	19,471										

(in millions)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	**2006**
Net Reserves Held (undiscounted)	$20,146	$20,732	$25,451	$ 25,820	$ 26,116	$ 26,709	$ 30,149	$ 37,075	$47,295	$57,336	**$62,715**
Undiscounted Liability as of:											
One year later	19,904	20,576	24,890	25,437	26,071	30,274	32,129	39,261	51,048	57,077	
Two years later	19,788	20,385	24,602	26,053	29,670	32,438	35,803	46,865	52,364		
Three years later	19,777	20,120	25,084	28,902	31,619	36,043	43,467	48,691			
Four years later	19,530	20,301	26,813	30,014	34,102	42,348	45,510				
Five years later	19,633	21,104	27,314	31,738	38,655	44,018					
Six years later	20,070	21,336	28,345	34,978	40,294						
Seven years later	20,188	21,836	30,636	36,283							
Eight years later	20,515	23,441	31,556								
Nine years later	21,858	24,261									
Ten years later	22,486										
Net Redundancy/(Deficiency)	(2,340)	(3,529)	(6,105)	(10,463)	(14,178)	(17,309)	(15,361)	(11,616)	(5,069)	259	
Remaining Reserves (undiscounted)	3,015	3,482	5,539	7,121	8,979	12,247	15,523	20,562	28,458	42,030	
Remaining Discount	360	427	517	623	748	894	1,079	1,265	1,484	1,809	
Remaining Reserves	2,655	3,055	5,022	6,498	8,231	11,353	14,444	19,297	26,974	40,221	

The following table presents the gross liability (before discount), reinsurance recoverable and net liability recorded at each year end and the *reestimation* of these amounts as of December 31, 2006.

(in millions)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	**2006**
Gross Liability, End of Year	$30,302	$29,740	$34,474	$ 34,666	$ 36,777	$ 40,400	$ 46,036	$ 51,363	$59,897	$73,912	**$77,211**
Reinsurance Recoverable, End of Year	10,156	9,008	9,023	8,846	10,661	13,691	15,887	14,288	12,602	16,576	**14,495**
Net Liability, End of Year	20,146	20,732	25,451	25,820	26,116	26,709	30,149	37,075	47,295	57,336	**62,715**
Reestimated Gross Liability	32,186	34,940	44,281	50,004	55,974	60,289	61,735	62,488	64,772	73,241	
Reestimated Reinsurance Recoverable	9,699	10,679	12,725	13,722	15,680	16,270	16,225	13,797	12,409	16,164	
Reestimated Net Liability	22,487	24,261	31,556	36,282	40,294	44,019	45,510	48,691	52,363	57,077	
Cumulative Gross Redundancy/(Deficiency)	(1,884)	(5,200)	(9,807)	(15,338)	(19,197)	(19,889)	(15,699)	(11,125)	(4,875)	671	

The reserve for losses and loss expenses as reported in AIG's consolidated balance sheet at December 31, 2006 differs from the total reserve reported in the Annual Statements filed with state insurance departments and, where appropriate, with foreign regulatory authorities. The differences at December 31, 2006 relate primarily to reserves for certain foreign operations not required to be reported in the United States for statutory reporting purposes. Further, statutory practices in the United States require reserves to be shown net of applicable reinsurance recoverable.

The reserve for gross losses and loss expenses is prior to reinsurance and represents the accumulation for reported losses and IBNR. Management reviews the adequacy of established gross loss reserves in the manner previously described for net loss reserves.

For further discussion regarding net reserves for losses and loss expenses, see Management's Discussion and Analysis of Financial Condition and Results of Operations — Operating Review — General Insurance Operations — Reserve for Losses and Loss Expenses.

Life Insurance & Retirement Services Operations

AIG's Life Insurance & Retirement Services subsidiaries offer a wide range of insurance and retirement savings products both domestically and abroad. Insurance-oriented products consist of individual and group life, payout annuities (including structured settlements), endowment and accident and health policies. Retirement savings products consist generally of fixed and variable annuities.

There was no significant adverse effect on AIG's Life Insurance & Retirement Services results of operations from economic conditions in any one state, country or geographic region for the year ended December 31, 2006.

Foreign Life Insurance & Retirement Services

In its Life Insurance & Retirement Services businesses, AIG operates overseas principally through ALICO, AIG Star Life, AIG Edison Life, AIA, AIRCO, Nan Shan and Philamlife. ALICO is incorporated in Delaware and all of its business is written outside of the United States. ALICO has operations either directly or through subsidiaries in Europe, including the U.K., Latin America, the Caribbean, the Middle East, South Asia and the Far East, with Japan being the largest territory. AIA operates primarily in China (including Hong Kong), Singapore, Malaysia, Thailand, Korea, Australia, New Zealand, Vietnam, Indonesia, and India. The operations in India are conducted through a joint venture, Tata AIG Life Insurance Company Limited. Nan Shan operates in Taiwan. Philamlife is the largest life insurer in the Philippines. AIG Star Life and AIG Edison Life operate in Japan. Operations in foreign countries comprised 78 percent of Life Insurance & Retirement Services GAAP premiums and 68 percent of Life Insurance & Retirement Services operating income in 2006.

The Foreign Life Insurance & Retirement Services companies have over 270,000 full and part-time agents, as well as independent producers, and sell their products largely to indigenous persons in local and foreign currencies. In addition to the agency outlets, these companies also distribute their products through direct marketing channels, such as mass marketing, and through brokers and other distribution outlets, such as financial institutions.

Life insurance products such as whole life and endowment continue to be significant in the overseas companies, especially in Southeast Asia, while a mixture of life insurance, accident and health and retirement services products are sold in Japan.

AIG also has subsidiary operations in Canada, Egypt, Mexico, Poland, Switzerland, Russia and Puerto Rico, and conducts life insurance business through a joint venture in Brazil and in certain countries in Central and South America.

Domestic Life Insurance & Retirement Services

AIG's principal domestic Life Insurance & Retirement Services operations include AGLA, AIG American General, AIG Annuity, USLIFE, VALIC and SunAmerica Life. These companies utilize multiple distribution channels including independent producers, brokerage, career agents and banks to offer life insurance, annuity and accident and health products and services, as well as financial and other investment products. The domestic Life Insurance & Retirement Services operations comprised 22 percent of total Life Insurance & Retirement Services GAAP premiums and 32 percent of Life Insurance & Retirement Services operating income in 2006.

Reinsurance

AIG's General Insurance subsidiaries worldwide operate primarily by underwriting and accepting risks for their direct account and securing reinsurance on that portion of the risk in excess of the limit which they wish to retain. This operating policy differs from that of many insurance companies that will underwrite only up to their net retention limit, thereby requiring the broker or agent to secure commitments from other underwriters for the remainder of the gross risk amount.

Various AIG profit centers, including DBG, AIU, AIG Reinsurance Advisors, Inc. and AIG Risk Finance, as well as certain Foreign Life subsidiaries, use AIRCO as a reinsurer for certain of their businesses, and AIRCO also receives premiums from offshore captives of AIG clients. In accordance with permitted accounting practices in Bermuda, AIRCO discounts reserves attributable to certain classes of business assumed from other AIG subsidiaries.

For a further discussion of reinsurance, see Item 1A. Risk Factors — Reinsurance, Management's Discussion and Analysis of Financial Condition and Results of Operations — Risk Management — Reinsurance and Note 5 of Notes to Consolidated Financial Statements.

Insurance Investment Operations

A significant portion of AIG's General Insurance and Life Insurance & Retirement Services revenues are derived from AIG's insurance investment operations, which are summarized in the following table.

The following table summarizes the investment results of the insurance operations.

Years Ended December 31, (in millions)	Annual Average Cash and Invested Assets				
	Cash (including short-term investments)	Invested Assets[(a)(b)]	Total	Return on Average Cash and Assets[(c)]	Return on Average Assets[(d)]
General Insurance:					
2006	**$3,201**	**$102,231**	**$105,432**	**5.4%**	**5.6%**
2005	2,450	86,211	88,661	4.5	4.7
2004	2,012	73,338	75,350	4.2	4.4
2003	1,818	59,855	61,673	4.2	4.3
2002	1,537	47,477	49,014	4.8	5.0
Life Insurance & Retirement Services:					
2006	**$7,205**	**$384,724**	**$391,929**	**5.0%**	**5.1%**
2005	6,180	352,250	358,430	5.1	5.1
2004	5,089	307,659	312,748	4.9	5.0
2003	4,680	247,608	252,288	5.1	5.2
2002	3,919	199,750	203,669	5.5	5.6

(a) Including investment income due and accrued and real estate.

(b) Includes collateral assets invested under the securities lending program.

(c) Net investment income divided by the annual average sum of cash and invested assets.

(d) Net investment income divided by the annual average invested assets.

AIG's worldwide insurance investment policy places primary emphasis on investments in government and other high quality, fixed income securities in all of its portfolios and, to a lesser extent, investments in high yield bonds, common stocks, real estate, hedge funds and partnerships, in order to enhance returns on policyholders' funds and generate net investment income. The ability to implement this policy is somewhat limited in certain territories as there may be a lack of adequate long-term investments or investment restrictions may be imposed by the local regulatory authorities.

Financial Services Operations

AIG's Financial Services subsidiaries engage in diversified activities including aircraft and equipment leasing, capital markets, consumer finance and insurance premium finance. Together, the Aircraft Leasing, Capital Markets and Consumer Finance operations generate the majority of the revenues produced by the Financial Services operations. Imperial A.I. Credit Companies also contribute to Financial Services income. This operation engages principally in insurance premium financing for both AIG's customers and those of other insurers.

Aircraft Leasing

AIG's Aircraft Leasing operations represent the operations of ILFC, which generates its revenues primarily from leasing new and used commercial jet aircraft to foreign and domestic airlines. Revenues also result from the remarketing of commercial jets for its own account, and remarketing and fleet management services for airlines and for financial institutions. See also Note 2 of Notes to Consolidated Financial Statements.

Capital Markets

The Capital Markets operations of AIG are conducted primarily through AIGFP, which engages as principal in standard and customized interest rate, currency, equity, commodity, energy and credit products with top-tier corporations, financial institutions, governments, agencies, institutional investors, and high-net-worth individuals throughout the world. AIGFP also invests in a diversified portfolio of securities and principal investments and engages in borrowing activities that include issuing standard and structured notes and other securities and entering into guaranteed investment agreements (GIAs). See also Note 2 of Notes to Consolidated Financial Statements.

Consumer Finance

Consumer Finance operations include AGF as well as AIGCFG. AGF provides a wide variety of consumer finance products, including real estate and non-real estate loans, retail sales finance and credit-related insurance to customers in the United States, Puerto Rico, and the U.S. Virgin Islands. AIGCFG, through its subsidiaries, is engaged in developing a multi-product consumer finance business with an emphasis on emerging markets.

Asset Management Operations

AIG's Asset Management operations comprise a wide variety of investment-related services and investment products, including institutional and retail asset management, broker-dealer services and institutional spread-based investment business. Such services and products are offered to individuals and institutions both domestically and overseas. Asset Management's spread-based investment business includes the results of AIG's proprietary institutional spread-based investment operation, the Matched Investment Program (MIP), which was launched in September of 2005 and replaced the GIC program.

AIG's principal Asset Management operations are conducted through certain subsidiaries of AIG Retirement Services, Inc., including SAAMCo and the AIG Advisor Group broker dealers (AIG SunAmerica); and through AIGGIG, including AIG Global Investment Corp., AIG Global Real Estate and AIG Private Bank. AIG SunAmerica sells and manages mutual funds and provides financial advisory services through independent-contractor registered representatives. AIGGIG manages invested assets on a global basis for AIG subsidiaries and affiliates, as well as third-party institutional, retail, and private banking clients. AIGGIG offers equity, fixed income and alternative investment funds and provides securities lending and custodial services and numerous forms of structured investment products across all asset classes. Each of these subsidiary operations receives fees for investment products and services provided.

Other Operations

Certain other AIG subsidiaries provide insurance-related services such as adjusting claims and marketing specialized products. Several wholly owned foreign subsidiaries of AIG operating in countries or jurisdictions such as Ireland, Bermuda, Barbados and Gibraltar provide insurance and related administrative and back office services to a variety of affiliated and unaffiliated insurance and reinsurance companies, including captive insurance companies unaffiliated with AIG.

AIG also has several other subsidiaries which engage in various businesses. Mt. Mansfield Company, Inc. owns and operates the ski slopes, lifts, school and an inn located at Stowe, Vermont. Also included in AIG's Other operations are unallocated corporate expenses, including interest expense and the settlement costs more fully described in Item 3. Legal Proceedings and Note 12(a) of Notes to Consolidated Financial Statements.

Additional Investments

AIG's significant investments in partially owned companies (which are accounted for under the equity method) include a 19.4 percent interest in Allied World Assurance Holdings, Ltd. (AWAC), a property-casualty insurance holding company, a 24.5 percent interest in The Fuji Fire and Marine Insurance Co., Ltd., a general insurance company, a 26 percent interest in Tata AIG Life Insurance Company, Ltd. and a 26 percent interest in Tata AIG General Insurance Company, Ltd. For a discussion of AIG's investments in partially owned companies, see Note 1(u) of Notes to Consolidated Financial Statements.

Locations of Certain Assets

As of December 31, 2006, approximately 37 percent of the consolidated assets of AIG were located in foreign countries (other than Canada), including $6.5 billion of cash and securities on deposit with foreign regulatory authorities. Foreign operations and assets held abroad may be adversely affected by political developments in foreign countries, including such possibilities as tax changes, nationalization, and changes in regulatory policy, as well as by consequence of hostilities and unrest. The risks of such occurrences and their overall effect upon AIG vary from country to country and cannot easily be predicted. If expropriation or nationalization does occur, AIG's policy is to take all appropriate measures to seek recovery of such assets. Certain of the countries in which AIG's business is conducted have currency restrictions which generally cause a delay in a company's ability to repatriate assets and profits. See also Notes 1 and 2 of Notes to Consolidated Financial Statements and Item 1A. Risk Factors — Foreign Operations.

Regulation

AIG's operations around the world are subject to regulation by many different types of regulatory authorities, including insurance, securities, investment advisory, banking and thrift regulators in the United States and abroad. The regulatory environment can have a significant effect on AIG and its business. AIG's operations have become more diverse and consumer-oriented, increasing the scope of regulatory supervision and the possibility of intervention. In addition, the investigations into financial accounting practices that led to two restatements of AIG's consolidated financial statements have heightened regulatory scrutiny of AIG worldwide.

In 1999, AIG became a unitary thrift holding company within the meaning of the Home Owners' Loan Act (HOLA) when the Office of Thrift Supervision (OTS) granted AIG approval to organize AIG Federal Savings Bank. AIG is subject to OTS regulation, examination, supervision and reporting requirements. In addition, the OTS has enforcement authority over AIG and its subsidiaries. Among other things, this permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the financial safety, soundness or stability of AIG's subsidiary savings association, AIG Federal Savings Bank.

Under prior law, a unitary savings and loan holding company, such as AIG, was not restricted as to the types of business in which it could engage, provided that its savings association subsidiary continued to be a qualified thrift lender. The Gramm-Leach-Bliley Act of 1999 (GLBA) provides that no company may acquire control of an OTS regulated institution after May 4, 1999 unless it engages only in the financial activities permitted for financial holding companies under the law or for multiple savings and loan holding companies. The GLBA, however, grandfathered the unrestricted authority for activities with respect to a unitary savings and loan holding company existing prior to May 4, 1999, so long as its savings association subsidiary continues to be a qualified thrift lender under the HOLA. As a unitary savings and loan holding company whose application was pending as of May 4, 1999, AIG is grandfathered under the GLBA and generally is not restricted under existing laws as to the types of business activities in which it may engage, provided that AIG Federal Savings Bank continues to be a qualified thrift lender under the HOLA.

Certain states require registration and periodic reporting by insurance companies that are licensed in such states and are controlled by other corporations. Applicable legislation typically requires periodic disclosure concerning the corporation that controls the registered insurer and the other companies in the holding company system and prior approval of intercorporate services and transfers of assets (including in some instances payment of dividends by the insurance subsidiary) within the holding company system. AIG's subsidiaries are registered under such legislation in those states that have such requirements.

AIG's insurance subsidiaries, in common with other insurers, are subject to regulation and supervision by the states and by other jurisdictions in which they do business. Within the United States, the method of such regulation varies but generally has its source in statutes that delegate regulatory and supervisory powers to an insurance official. The regulation and supervision relate primarily to approval of policy forms and rates, the standards of solvency that must be met and maintained, including risk-based capital measurements, the licensing of insurers and their agents, the nature of and limitations on investments, restrictions on the size of risks that may be insured under a single policy, deposits of securities for the benefit of policyholders, requirements for acceptability of reinsurers, periodic examinations of the affairs of insurance companies, the form and content of reports of financial condition required to be filed, and reserves for unearned premiums, losses and other purposes. In general, such regulation is for the protection of policyholders rather than the equity owners of these companies.

In preparing both its 2004 and 2005 audited statutory financial statements for its Domestic General Insurance companies, AIG agreed with the relevant regulatory agencies on the statutory accounting treatment of the various items requiring adjustment or restatement. These adjustments and restatements reduced previously reported General Insurance statutory surplus at December 31, 2004 by approximately $3.5 billion to approximately $20.6 billion.

With respect to the 2005 audited statutory financial statements, the state regulators permitted the Domestic General Insurance companies to record a $724 million reduction to opening statutory surplus as of January 1, 2005.

AIG has taken various steps to enhance the capital positions of the Domestic General Insurance companies. AIG entered into capital maintenance agreements with the Domestic General Insurance companies that set forth procedures through which AIG will provide ongoing capital support. Dividends from the Domestic General Insurance companies were suspended from fourth quarter 2005 through 2006, but AIG expects that dividend payments will resume in the first quarter of 2007. AIG contributed an additional $750 million of capital into American Home effective September 30, 2005, and contributed a further $2.25 billion of capital in February 2006 for a total of approximately $3 billion of capital into Domestic General Insurance subsidiaries effective December 31, 2005. Furthermore, in order to allow the Domestic General Insurance companies to record as an admitted asset at December 31, 2006 certain reinsurance ceded to non-U.S. reinsurers (which has the effect of increasing the statutory surplus of such Domestic General Insurance companies), AIG obtained and entered into reimbursement agreements for approximately $2 billion of letters of credit issued by several commercial banks in favor of certain Domestic General Insurance companies.

Risk-Based Capital (RBC) is designed to measure the adequacy of an insurer's statutory surplus in relation to the risks inherent in its business. Thus, inadequately capitalized general and life insurance companies may be identified.

The RBC formula develops a risk-adjusted target level of statutory surplus by applying certain factors to various asset, premium and reserve items. Higher factors are applied to more risky items and lower factors are applied to less risky items. Thus, the target level of statutory surplus varies not only as a result of the insurer's size, but also based on the risk profile of the insurer's operations.

The RBC Model Law provides for four incremental levels of regulatory attention for insurers whose surplus is below the calculated RBC target. These levels of attention range in severity from requiring the insurer to submit a plan for corrective action to placing the insurer under regulatory control.

The statutory surplus of each of AIG's Domestic General and Life Insurance subsidiaries exceeded their RBC target levels as of December 31, 2006.

To the extent that any of AIG's insurance entities would fall below prescribed levels of statutory surplus, it would be AIG's intention to infuse necessary capital to support that entity.

A substantial portion of AIG's General Insurance business and a majority of its Life Insurance business is carried on in foreign countries. The degree of regulation and supervision in foreign jurisdictions varies. Generally, AIG, as well as the underwriting companies operating in such jurisdictions, must satisfy local regulatory requirements. Licenses issued by foreign authorities to AIG subsidiaries are subject to modification or revocation by such authorities, and AIU or other AIG subsidiaries could be prevented from conducting business in certain of the jurisdictions where they currently operate. In the past, AIU has been allowed to modify its operations to conform with new licensing requirements in most jurisdictions.

In addition to licensing requirements, AIG's foreign operations are also regulated in various jurisdictions with respect to currency, policy language and terms, amount and type of security deposits, amount and type of reserves, amount and type of local investment and the share of profits to be returned to policyholders on participating policies. Some foreign countries regulate rates on various types of policies. Certain countries have established reinsurance institutions, wholly or partially owned by the local government, to which admitted insurers are obligated to cede a portion of their business on terms that may not always allow foreign insurers, including AIG subsidiaries, full compensation. In some countries, regulations governing constitution of technical reserves and remittance balances may hinder remittance of profits and repatriation of assets.

See also Management's Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources and Liquidity — Regulation and Supervision and Note 11 of Notes to Consolidated Financial Statements.

Competition

AIG's Insurance, Financial Services and Asset Management businesses operate in highly competitive environments, both domestically and overseas. Principal sources of competition are insurance companies, banks, investment banks and other non-bank financial institutions.

The insurance industry in particular is highly competitive. Within the United States, AIG's General Insurance subsidiaries compete with approximately 3,100 other stock companies, specialty insurance organizations, mutual companies and other underwriting organizations. AIG's subsidiaries offering Life Insurance & Retirement Services compete in the United States with approximately 2,000 life insurance companies and other participants in related financial services fields. Overseas, AIG subsidiaries compete for business with foreign insurance operations of the larger U.S. insurers, global insurance groups, and local companies in particular areas in which they are active.

AIG's strong ratings have historically provided a competitive advantage. For a discussion of the possible adverse effects on AIG's competitive position as a result of a ratings downgrade, see Item 1A. Risk Factors — AIG's Credit Ratings.

Directors and Executive Officers of AIG

Set forth below is information concerning the directors and executive officers of AIG. All directors are elected for one-year terms at the annual meeting of shareholders. All executive officers are elected to one-year terms, but serve at the pleasure of the Board of Directors.

Except as hereinafter noted, each of the executive officers has, for more than five years, occupied an executive position with AIG or companies that are now its subsidiaries. Other than the employment contracts between AIG and Messrs. Sullivan and Bensinger, there are no other arrangements or understandings between any executive officer and any other person pursuant to which the executive officer was elected to such position. From January 2000 until joining AIG in May 2004, Dr. Frenkel served as Chairman of Merrill Lynch International, Inc. Prior to joining AIG in September 2002, Mr. Bensinger was Executive Vice President and Chief Financial Officer of Combined Specialty Group, Inc. (a division of Aon Corporation) commencing in March 2002, and served as Executive Vice President of Trenwick Group, Ltd. from October 1999 through December 2001. Prior to joining AIG in September 2006, Ms. Kelly served as Executive Vice President and General Counsel of MCI/WorldCom. Previously, she was Senior Vice President and General Counsel of Sears, Roebuck and Co. from 1999 to 2003.

Name	Title	Age	Served as Director or Officer Since
Marshall A. Cohen	Director	71	1992
Martin S. Feldstein	Director	67	1987
Ellen V. Futter	Director	57	1999
Stephen L. Hammerman	Director	68	2005
Richard C. Holbrooke	Director	65	2001
Fred H. Langhammer	Director	63	2006
George L. Miles, Jr.	Director	65	2005
Morris W. Offit	Director	70	2005
James F. Orr III	Director	63	2006
Virginia M. Rometty	Director	49	2006
Martin J. Sullivan	Director, President and Chief Executive Officer	52	2002
Michael H. Sutton	Director	66	2005
Edmund S. W. Tse	Director, Senior Vice Chairman – Life Insurance	69	1996
Robert B. Willumstad	Director and Chairman	61	2006
Frank G. Zarb	Director	72	2001
Jacob A. Frenkel	Vice Chairman – Global Economic Strategies	63	2004
Frank G. Wisner	Vice Chairman – External Affairs	68	1997
Steven J. Bensinger	Executive Vice President and Chief Financial Officer	52	2002
Anastasia D. Kelly	Executive Vice President, General Counsel and Senior Regulatory and Compliance Officer	57	2006
Rodney O. Martin, Jr.	Executive Vice President – Life Insurance	54	2002
Kristian P. Moor	Executive Vice President – Domestic General Insurance	47	1998
Win J. Neuger	Executive Vice President and Chief Investment Officer	57	1995
Robert M. Sandler	Executive Vice President – Domestic Personal Lines	64	1980
Nicholas C. Walsh	Executive Vice President – Foreign General Insurance	56	2005
Jay S. Wintrob	Executive Vice President – Retirement Services	49	1999
William N. Dooley	Senior Vice President – Financial Services	54	1992
David L. Herzog	Senior Vice President and Comptroller	47	2005
Robert E. Lewis	Senior Vice President and Chief Risk Officer	55	1993
Brian T. Schreiber	Senior Vice President – Strategic Planning	41	2002

Item 1A. Risk Factors

Casualty Insurance Underwriting and Reserves

Casualty insurance liabilities are difficult to predict and may exceed the related reserves for losses and loss expenses. Although AIG annually reviews the adequacy of the established reserve for losses and loss expenses, there can be no assurance that AIG's ultimate loss reserves will not develop adversely and materially exceed AIG's current loss reserves. Estimation of ultimate net losses, loss expenses and loss reserves is a complex process for long-tail casualty lines of business, which include excess and umbrella liability, D&O, professional liability, medical malpractice, workers compensation, general liability, products liability and related classes, as well as for asbestos and environmental exposures. Generally, actual historical loss development factors are used to project future loss development. However, there can be no assurance that future loss development patterns will be the same as in the past. Moreover, any deviation in loss cost trends or in loss development factors might not be discernible for an extended period of time subsequent to the recording of the initial loss reserve estimates for any accident year. Thus, there is the potential for reserves with respect to a number of years to be significantly affected by changes in loss cost trends or loss development factors that were relied upon in setting the reserves. These changes in loss cost trends or loss development factors could be attributable to changes in inflation or in the judicial environment, or in other social or economic phenomena affecting claims. See also Management's Discussion and Analysis of Financial Condition and Results of Operations — Operating Review — General Insurance Operations — Reserve for Losses and Loss Expenses.

Adjustments to Life Insurance & Retirement Services Deferred Policy Acquisition Costs

Interest rate fluctuations and other events may require AIG subsidiaries to accelerate the amortization of deferred policy acquisition costs (DAC) which could adversely affect AIG's consolidated financial condition or results of operations. DAC represents the costs that vary with and are related primarily to the acquisition of new and renewal insurance and annuity contracts. When interest rates rise, policy loans and surrenders and withdrawals of life insurance policies and annuity contracts may increase as policyholders seek to buy products with perceived higher returns, requiring AIG subsidiaries to accelerate the amortization of DAC. To the extent such amortization exceeds surrender or other charges earned upon surrender and withdrawals of certain life insurance policies and annuity contracts, AIG's results of operations could be negatively affected.

DAC for both insurance-oriented and investment-oriented products as well as retirement services products is reviewed for recoverability, which involves estimating the future profitability of current business. This review involves significant management judgment. If the actual emergence of future profitability were to be substantially lower than estimated, AIG could be required to accelerate its DAC amortization and such acceleration could adversely affect AIG's results of operations. See also Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates and Notes 1 and 4 of Notes to Consolidated Financial Statements.

Reinsurance

Reinsurance may not be available or affordable. AIG subsidiaries are major purchasers of reinsurance and utilize reinsurance as part of AIG's overall risk management strategy. Reinsurance is an important risk management tool to manage transaction and insurance line risk retention, and to mitigate losses that may arise from catastrophes. Market conditions beyond AIG's control determine the availability and cost of the reinsurance purchased by AIG subsidiaries. For example, reinsurance may be more difficult to obtain after a year with a large number of major catastrophes. Accordingly, AIG may be forced to incur additional expenses for reinsurance or may be unable to obtain sufficient reinsurance on acceptable terms, in which case AIG would have to accept an increase in exposure risk, reduce the amount of business written by its subsidiaries or seek alternatives.

Reinsurance subjects AIG to the credit risk of its reinsurers and may not be adequate to protect AIG against losses. Although reinsurance makes the reinsurer liable to the AIG subsidiary to the extent the risk is ceded, it does not relieve the AIG subsidiary of the primary liability to its policyholders. Accordingly, AIG bears credit risk with respect to its subsidiaries' reinsurers. A reinsurer's insolvency or inability or refusal to make timely payments under the terms of its agreements with the AIG subsidiaries could have a material adverse effect on AIG's results of operations and liquidity. See also Management's Discussion and Analysis of Financial Condition and Results of Operations — Risk Management — Reinsurance.

A Material Weakness

The remaining material weakness in AIG's internal control over financial reporting relating to income tax accounting could affect the accuracy or timing of future regulatory filings. As of December 31, 2006, AIG's management concluded that the material weakness relating to the controls over income tax accounting was not fully remediated. Remediation of this material weakness is ongoing. Until remediated, this weakness could affect the accuracy or timing of future filings with the SEC and other regulatory authorities. See also Item 9A. Controls and Procedures — Management's Report on Internal Control Over Financial Reporting.

Catastrophe Exposures

The occurrence of catastrophic events could adversely affect AIG's consolidated financial condition or results of operations. The occurrence of events such as hurricanes, earthquakes, pandemic disease, acts of terrorism and other catastrophes could adversely affect AIG's consolidated financial condition or results of operations, including by exposing AIG's businesses to the following:

- widespread claim costs associated with property, workers compensation, mortality and morbidity claims;
- loss resulting from the cash flows from invested assets being less than the cash flows required to meet the policy and contract liabilities; or
- loss resulting from the actual policy experience adversely emerging in comparison to the assumptions made in the product pricing associated with mortality, morbidity, termination and expenses.

Legal Proceedings

Significant legal proceedings adversely affected AIG's results of operations in 2005. As a result of the settlements discussed below under Item 3. Legal Proceedings, AIG recorded an after-tax charge of approximately $1.15 billion in the fourth quarter of 2005. AIG is party to numerous other legal proceedings and regulatory investigations. It is possible that the effect of the unresolved matters could be material to AIG's consolidated results of operations for an individual reporting period. For a discussion of these unresolved matters, see Item 3. Legal Proceedings.

Regulation

AIG is subject to extensive regulation in the jurisdictions in which it conducts its businesses. AIG's operations around the world are subject to regulation by different types of regulatory authorities, including insurance, securities, investment advisory, banking and thrift regulators in the United States and abroad. AIG's operations have become more diverse and consumer-oriented, increasing the scope of regulatory supervision and the possibility of intervention. In particular, AIG's consumer lending business is subject to a broad array of laws and regulations governing lending practices and permissible loan terms, and AIG would expect increased regulatory oversight relating to this business.

The regulatory environment could have a significant effect on AIG and its businesses. Among other things, AIG could be fined, prohibited from engaging in some of its business activities or subject to limitations or conditions on its business activities. Significant regulatory action against AIG could have material adverse financial effects, cause significant reputational harm, or harm business prospects. New laws or regulations or changes in the enforcement of existing laws or regulations applicable to clients may also adversely affect AIG and its businesses.

Foreign Operations

Foreign operations expose AIG to risks that may affect its operations, liquidity and financial condition. AIG provides insurance and investment products and services to both businesses and individuals in more than 130 countries and jurisdictions. A substantial portion of AIG's General Insurance business and a majority of its Life Insurance & Retirement Services businesses are conducted outside the United States. Operations outside of the United States may be affected by regional economic downturns, changes in foreign currency exchange rates, political upheaval, nationalization and other restrictive government actions, which could also affect other AIG operations.

The degree of regulation and supervision in foreign jurisdictions varies. Generally, AIG, as well as the underwriting companies operating in such jurisdictions, must satisfy local regulatory requirements. Licenses issued by foreign authorities to AIG subsidiaries are subject to modification and revocation. Thus, AIG's insurance subsidiaries could be prevented from conducting future business in certain of the jurisdictions where they currently operate. AIG's international operations include operations in various developing nations. Both current and future foreign operations could be adversely affected by unfavorable political developments including tax changes, regulatory restrictions and nationalization of AIG's operations without compensation. Adverse actions from any one country may adversely affect AIG's results of operations, liquidity and financial condition depending on the magnitude of the event and AIG's net financial exposure at that time in that country.

Information Technology

A failure in AIG's operational systems or infrastructure or those of third parties could disrupt business, damage AIG's reputation and cause losses. AIG's operations rely on the secure processing, storage and transmission of confidential and other information in its computer systems and networks. AIG's business depends on effective information systems and the integrity and timeliness of the data it uses to run its business. AIG's ability to adequately price its products and services, establish reserves, provide effective and efficient service to its customers, and to timely and accurately report its financial results also depends significantly on the integrity of the data in its information systems. Although AIG takes protective measures and endeavors to modify them as circumstances warrant, its computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have security consequences. If one or more of such events occur, this potentially could jeopardize AIG's or its clients' or counterparties' confidential and other information processed and stored in, and transmitted through, its computer systems and networks, or otherwise cause interruptions or malfunctions in AIG's, its clients', its counterparties' or third parties' operations, which could result in significant losses or reputational damage. AIG may be required to expend significant additional resources to modify its protective measures or to investigate and remediate vulnerabilities or other exposures, and AIG may be subject to litigation and financial losses that are either not insured against or not fully covered by insurance maintained.

Despite the contingency plans and facilities AIG has in place, its ability to conduct business may be adversely affected by a disruption of the infrastructure that supports AIG's business in the communities in which it is located. This may include a disruption involving electrical, communications, transportation or other services used by AIG. These disruptions may occur, for example, as a result of events that affect only the buildings occupied by AIG or as a result of events with a broader effect on the cities where those buildings are located. If a disruption occurs in one location and AIG's employees in that location are unable to occupy its offices and conduct business or communicate with or travel to other locations, AIG's ability to service and interact with its clients may suffer and it may not be able to successfully implement contingency plans that depend on communication or travel.

AIG's Credit Ratings

Financial strength and credit ratings by major ratings agencies are an important factor in establishing the competitive position of insurance companies and other financial institutions and affect the availability and cost of borrowings. Any ratings downgrade may lessen AIG's ability to compete in certain businesses and may increase AIG's interest expense. Financial strength ratings measure an insurance company's ability to meet its obligations to contract holders and policyholders, help to maintain public confidence in a company's products, facilitate marketing of products and enhance a company's competitive position. Credit ratings measure a company's ability to repay its obligations and directly affect the cost and availability to that company of unsecured financing. Historically, AIG's credit and financial strength ratings have provided AIG a competitive advantage.

From March through June of 2005, the major rating agencies downgraded the ratings of AIG and its insurance subsidiaries in a series of actions. Many of the ratings were put on negative watch or negative outlook, which indicates a potential downgrade. Since then, however, the agencies have affirmed the ratings of AIG and all of its subsidiaries with a stable outlook, which indicates that the rating is not likely to change in the near term, except that S&P maintains a negative outlook on Transatlantic and on the senior long-term debt rating of ILFC.

A downgrade of the credit or financial strength ratings of AIG or its subsidiaries could adversely affect AIG's business and its consolidated results of operations in a number of ways, including:

- increasing AIG's interest expense;
- reducing AIGFP's ability to compete in the structured products and derivatives businesses;
- reducing the competitive advantage of AIG's insurance subsidiaries, which may result in reduced product sales and/or lower prices;
- adversely affecting relationships with agents and sales representatives; and
- in the case of a downgrade of AGF or ILFC, increasing their interest expense and reducing their ability to compete in their respective businesses.

As a result of the downgrades in 2005 discussed above, AIG was required to post approximately $1.16 billion of collateral with counterparties to municipal guaranteed investment contracts and financial derivatives transactions. In the event of a further downgrade, AIG would be required to post additional collateral. It is estimated that, as of the close of business on February 15, 2007, based on AIG's outstanding municipal GIAs and financial derivatives transactions as of such date, a further downgrade of AIG's long-term senior debt ratings to Aa3 by Moody's or AA- by S&P would permit counterparties to call for approximately $864 million of additional collateral. Further, additional downgrades could result in requirements for substantial additional collateral, which could have a material effect on how AIG manages its liquidity. For a further discussion of AIG's credit ratings and the potential effect of posting collateral on AIG's liquidity, see Management's Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources and Liquidity — Credit Ratings and — Liquidity.

Liquidity

Liquidity risk represents the potential inability of AIG to meet all payment obligations when they become due. AIG's liquidity could be impaired by an inability to access the capital markets or by unforeseen significant outflows of cash. This situation may arise due to circumstances that AIG may be unable to control, such as a general market disruption or an operational problem that affects third parties or AIG. AIG depends on dividends, distributions and other payments from its subsidiaries to fund dividend payments and to fund payments on AIG's obligations, including debt obligations. Regulatory and other legal restrictions may limit AIG's ability to transfer funds freely, either to or from its subsidiaries. In particular, many of AIG's subsidiaries, including AIG's insurance subsidiaries, are subject to laws and regulations that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. These laws and regulations may hinder AIG's ability to access funds that AIG may need to make payments on its obligations. See also Item 1. Business — Regulation.

Some of AIG's investments are relatively illiquid. AIG's investments in certain fixed income investments, certain structured securities, direct private equities, limited partnerships, hedge funds and real estate are relatively illiquid. These asset classes represented nine percent of the carrying value of AIG's total cash and invested assets as of December 31, 2006. If AIG requires significant amounts of cash on short notice in excess of normal cash requirements, AIG may have difficulty selling these investments in a timely manner or be forced to sell them for less than what AIG might otherwise have been able to, or both.

Concentration of AIG's investment portfolios in any particular segment of the economy may have adverse effects. The concentration of AIG's investment portfolios in any particular industry, group of related industries or geographic sector could have an adverse effect on the investment portfolios and consequently on AIG's results of operations and financial position. While AIG seeks to mitigate this risk by having a broadly diversified portfolio, events or developments that have a negative effect on any particular industry, group of related industries or geographic region may have a greater adverse effect on the investment portfolios to the extent that the portfolios are concentrated rather than diversified. Further, AIG's ability to sell assets relating to such particular industry, group of related industries or geographic region may be limited if other market participants are seeking to sell at the same time.

See also Management's Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources and Liquidity — Liquidity.

The Relationships Between AIG and the Starr Entities

The relationships between AIG and the Starr entities may take an extended period of time to unwind and/or resolve, and the consequences of such resolution are uncertain. During 2006, AIG unwound and resolved its most significant relationships with C.V. Starr & Co, Inc. (Starr) and began unwinding and resolving various relationships with Starr International Company, Inc. (SICO). AIG cannot predict what its future relationship with Starr and SICO will be.

The agency relationships between AIG subsidiaries and Starr have been terminated and litigation with Starr has been resolved, but there can be no assurance that AIG will compete successfully for the business previously produced by the Starr agencies. In January 2006, Starr announced that it had completed its tender offers to purchase interests in Starr and that all eligible shareholders had tendered their shares. As a result of completion of the tender offers, no AIG executive currently holds any Starr interest.

AIG has entered into agreements pursuant to which AIG agrees, subject to certain conditions, to assure AIG's current employees that all payments are made under a series of two-year Deferred Compensation Profit Participation Plans provided by SICO (SICO Plans). For a further discussion of the SICO plans, see Note 16 of Notes to Consolidated Financial Statements. Nevertheless, there can be no assurance that AIG will be able to effectively address the consequences for its executives of the unwinding of their participation in the SICO plans and programs. Finally, litigation between AIG and SICO remains pending, and the timing, terms and effect on AIG of any resolution cannot currently be predicted. See also Item 3. Legal Proceedings.

Employee Error and Misconduct

Employee error and misconduct may be difficult to detect and prevent and may result in significant losses. Losses may result from, among other things, fraud, errors, failure to document transactions properly or to obtain proper internal authorization or failure to comply with regulatory requirements.

There have been a number of highly publicized cases involving fraud or other misconduct by employees in the financial services industry in recent years, and AIG runs the risk that employee misconduct could occur. It is not always possible to deter or prevent employee misconduct and the precautions AIG takes to prevent and detect this activity may not be effective in all cases.

Aircraft Suppliers

There are limited suppliers of aircraft and engines. The supply of jet transport aircraft, which ILFC purchases and leases, is dominated by two airframe manufacturers, Boeing and Airbus, and a limited number of engine manufacturers. As a result, ILFC is dependent on the manufacturers' success in remaining financially stable, producing aircraft and related components which meet the airlines' demands, both in type and quantity, and fulfilling their contractual obligations to ILFC. Competition between the manufacturers for market share is intense and may lead to instances of deep discounting for certain aircraft types and may negatively affect ILFC's competitive pricing.

Item 1B. Unresolved Staff Comments

There are no material unresolved written comments that were received from the SEC staff 180 days or more before the end of AIG's fiscal year relating to AIG's periodic or current reports under the Exchange Act.

Item 2. Properties

AIG and its subsidiaries operate from approximately 2,300 offices in the United States, 6 offices in Canada and numerous offices in approximately 100 foreign countries. The offices in Greensboro and Winston-Salem, North Carolina; Springfield, Illinois; Amarillo, Ft. Worth and Houston, Texas; Wilmington, Delaware; San Juan, Puerto Rico; Tampa, Florida; Livingston, New Jersey; Evansville, Indiana; Nashville, Tennessee; 70 Pine Street, 72 Wall Street and 175 Water Street in New York, New York; and offices in more than 30 foreign countries and jurisdictions including Bermuda, Chile, Hong Kong, the Philippines, Japan, United Kingdom, Singapore, Malaysia, Switzerland, Taiwan and Thailand are located in buildings owned by AIG and its subsidiaries. The remainder of the office space utilized by AIG subsidiaries is leased.

Item 3. Legal Proceedings

General

AIG and its subsidiaries, in common with the insurance industry in general, are subject to litigation, including claims for punitive damages, in the normal course of their business. See also Note 12(a) of Notes to Consolidated Financial Statements, as well as the discussion and analysis of Consolidated Net Losses and Loss Expense Reserve Development and Management's Discussion and Analysis of Financial Condition and Results of Operations herein.

2006 Regulatory Settlements

In February 2006, AIG reached a final settlement with the SEC, the United States Department of Justice (DOJ), the Office of the New York Attorney General (NYAG) and the New York State Department of Insurance (DOI). The settlements resolved investigations conducted by the SEC, NYAG and DOI in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments. The 2005 financial statements included in this Annual Report on Form 10-K include a fourth quarter after-tax charge of $1.15 billion relating to the settlements.

As part of the settlement with the SEC, the SEC filed a civil complaint, alleging that from 2000 until 2005, AIG materially falsified its financial statements through a variety of transactions and entities in order to strengthen the appearance of its financial results to analysts and investors. AIG, without admitting or denying the allegations in the SEC complaint, consented to the issuance of a final judgment on February 9, 2006: (a) permanently restraining and enjoining AIG from violating Section 17(a) of the Securities Act of 1933 (Securities Act) and Sections 10(b), 13(a), 13(b)(2) and 13(b)(5) and Rules 10b-5, 12b-20, 13a-1, 13a-13 and 13b2-1 of the Exchange Act; (b) ordering AIG to pay disgorgement in the amount of $700 million; and (c) ordering AIG to pay a civil penalty in the amount of $100 million. The $800 million was deposited into a fund under the supervision of the SEC to be available to resolve claims asserted against AIG by investors, including the shareholder lawsuits described below.

In February 2006, AIG and the DOJ entered into a letter agreement whereby AIG agreed to cooperate with the DOJ in the DOJ's ongoing criminal investigation of violations of federal criminal law in connection with misstatements in periodic financial reports that AIG filed with the SEC between 2000 and 2004 relating to certain transactions, accepted responsibility for certain of its actions and those of its employees relating to these transactions, and paid $25 million in penalties.

In February 2006, AIG entered into agreements with the NYAG and the DOI, resolving claims under New York's Martin Act and insurance laws. Under the agreements, $375 million was paid into a fund under the supervision of the NYAG and the DOI to be available principally to pay certain insureds who purchased AIG excess casualty policies through Marsh & McLennan Companies, Inc. or Marsh Inc. (Marsh). In addition, a fund of approximately $343 million was created to pay obligations resulting from the underpayment by AIG of its workers compensation premium taxes and related fees and assessments. In addition, AIG paid a $100 million fine to the State of New York.

As part of these settlements, AIG has agreed to retain, for a period of three years, an independent consultant who will conduct a review that will include, among other things, the adequacy of AIG's internal controls over financial reporting, the policies, procedures and effectiveness of AIG's regulatory, compliance and legal functions, and the remediation plan that AIG has implemented as a result of its own internal review.

PNC Settlement

In November 2004, AIG and AIGFP reached a final settlement with the SEC, the Fraud Section of the DOJ and the United States Attorney for the Southern District of Indiana with respect to issues arising from certain structured transactions entered into with Brightpoint, Inc. and The PNC Financial Services Group, Inc. (PNC), the marketing of transactions similar to the PNC transactions and related matters.

As part of the settlement, the SEC filed against AIG a civil complaint, based on the conduct of AIG primarily through AIGFP, alleging violations of certain antifraud provisions of the federal securities laws and aiding and abetting violations of reporting and record keeping provisions of those laws. AIG, without admitting or denying the allegations in the SEC complaint, consented to the issuance of a final judgment permanently enjoining it and its employees and related persons from violating certain provisions of the Exchange Act, Exchange Act rules and the Securities Act, ordering disgorgement of fees it received in the PNC transactions and providing for AIG to establish a transaction review committee to review the appropriateness of certain future transactions and to retain an independent consultant to examine certain transactions entered into between 2000 and 2004 and review the policies and procedures of the transaction review committee. AIG expects that the review by the independent consultant of transactions entered into by AIG during the 2000 to 2004 period will be completed during 2007.

The settlement with the DOJ consists of separate agreements with AIG and AIGFP and a criminal complaint alleging violations of federal securities laws filed against, and deferred prosecution agreement with, a wholly owned subsidiary of AIGFP. Under the terms of the settlement, AIGFP paid a penalty of $80 million. On January 17, 2006, the court approved an order dismissing the complaint with prejudice.

Regulatory Investigations

Regulators from several states have commenced investigations into insurance brokerage practices related to contingent commissions and other industry-wide practices as well as other broker-related conduct, such as alleged bid rigging.

In addition, various federal and state regulatory agencies are reviewing certain other transactions and practices of AIG and its subsidiaries in connection with industry-wide and other inquiries. AIG has cooperated, and will continue to cooperate, with all these investigations, including by producing documents and other information in response to subpoenas.

Pending Private Litigation

Securities Actions. Beginning in October 2004, a number of putative securities fraud class action suits were filed against AIG and consolidated as *In re American International Group, Inc. Securities Litigation*. Subsequently, a separate, though similar, securities fraud action was also brought against AIG by certain Florida pension funds. The lead plaintiff in the class action is a group of public retirement systems and pension funds benefiting Ohio state employees, suing on behalf of themselves and all purchasers of AIG's publicly traded securities between October 28, 1999 and April 1, 2005. The named defendants are AIG and a number of present and former AIG officers and directors, as well as Starr, SICO, General Reinsurance Corporation and PricewaterhouseCoopers LLP (PwC), among others. The lead plaintiff alleges, among other things, that AIG: (1) concealed that it engaged in anti-competitive conduct through alleged payment of contingent commissions to brokers and participation in illegal bid-rigging; (2) concealed that it used "income smoothing" products and other techniques to inflate its earnings; (3) concealed that it marketed and sold "income smoothing" insurance products to other companies; and (4) misled investors about the scope of government investigations. In addition, the lead plaintiff alleges that AIG's former Chief Executive Officer manipulated AIG's stock price. The lead plaintiff asserts claims for violations of Sections 11 and 15 of the Securities Act, Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder, Section 20(a) of the Exchange Act, and Section 20A of the Exchange Act. In April 2006, the court denied the defendants' motions to dismiss the second amended class action complaint and the Florida complaint. In December 2006, a third amended class action complaint was filed, which does not differ substantially from the prior complaint. Fact and class discovery is currently ongoing.

ERISA Action. Between November 30, 2004 and July 1, 2005, several Employee Retirement Income Security Act of 1974 (ERISA) actions were filed on behalf of a purported class of participants and beneficiaries of three pension plans sponsored by AIG or its subsidiaries. A consolidated complaint filed on September 26, 2005 alleges a class period between September 30, 2000 and May 31, 2005 and names as defendants AIG, the members of AIG's Retirement Board and the Administrative Boards of the plans at issue, and four present or former members of AIG's Board of Directors. The factual allegations in the complaint are essentially identical to those in the securities actions described above. Plaintiffs allege that defendants violated duties under ERISA by allowing the plans to offer AIG stock as a permitted investment, when defendants allegedly knew it was not a prudent investment, and by failing to provide participants with accurate information about AIG stock. AIG's motion to dismiss was denied on December 12, 2006. Discovery will be consolidated with proceedings in the securities actions.

Derivative Actions — Southern District of New York. Between October 25, 2004 and July 14, 2005, seven separate derivative actions were filed in the Southern District of New York, five of which were consolidated into a single action. The New York derivative complaint contains nearly the same types of allegations made in the securities fraud and ERISA actions described above. The named defendants include current and former officers and directors of AIG, as well as Marsh, SICO, Starr, ACE Limited and subsidiaries (ACE), General Reinsurance Corporation, PwC, and certain employees or officers of these entity defendants. Plaintiffs assert claims for breach of fiduciary duty, gross mismanagement, waste of corporate assets, unjust enrichment, insider selling, auditor breach of contract, auditor professional negligence and disgorgement from AIG's former Chief Executive Officer and Chief Financial Officer of incentive-based compensation and AIG share proceeds under Section 304 of the Sarbanes-Oxley Act, among others. Plaintiffs seek, among other things, compensatory damages, corporate governance reforms, and a voiding of the election of certain AIG directors. AIG's Board of Directors has appointed a special committee of independent directors (special committee) to review the matters asserted in the operative consolidated derivative complaint. The court has approved agreements staying the derivative case pending in the Southern District of New York while the special committee performs its work. The current stay extends until March 14, 2007.

Derivative Actions — Delaware Chancery Court. From October 2004 to April 2005, AIG shareholders filed five derivative complaints in the Delaware Chancery Court. All of these derivative lawsuits have been consolidated into a single action. The amended consolidated complaint names 43 defendants (not including nominal defendant AIG) who, like the New York consolidated derivative litigation, are current and former officers and directors of AIG, as well as other entities and certain of their current and former employees and directors. The factual allegations, legal claims and relief sought in the Delaware action are similar to those alleged in the New York derivative actions, except that plaintiffs in the Delaware derivative action assert claims only under state law. The court has approved agreements staying the derivative case pending in the Delaware Chancery Court while the special committee performs its work. The current stay extends until March 14, 2007.

An additional derivative lawsuit, filed in the Delaware Chancery Court in December 2002 against twenty directors and executives of AIG as well as against AIG as a nominal defendant, alleges, among other things, that the directors of AIG breached the fiduciary duties of loyalty and care by approving the payment of commissions to Starr and of rental and service fees to SICO and the executives breached their duty of loyalty by causing AIG to enter into contracts with Starr and SICO and their fiduciary duties by usurping AIG's corporate opportunity. The complaint further alleges that the Starr agencies did not provide any services that AIG was not capable of providing itself, and that the diversion of commissions to these entities was solely for the benefit of Starr's owners. The complaint also alleged that the service fees and rental payments made to SICO and its subsidiaries were improper. Under the terms of a stipulation approved by the Court on February 16, 2006, the claims against the outside independent directors were dismissed with prejudice, while the claims against the other directors were dismissed without prejudice. On October 31, 2005, Messrs. Greenberg, Matthews and Smith, SICO and Starr filed motions to dismiss the amended complaint. In an opinion dated June 21, 2006, the Court denied defendants' motion to dismiss, except with respect to plaintiff's challenge to payments made to Starr before January 1, 2000. On July 21, 2006, plaintiff filed its second amended complaint, which alleges that, between January 1, 2000 and May 31, 2005, individual defendants breached their duty of loyalty by causing AIG to enter into contracts with Starr and SICO and breached their fiduciary duties by usurping AIG's corporate opportunity. Starr is charged with aiding and abetting breaches of fiduciary duty and unjust enrichment for its acceptance of the fees. SICO is no longer named as a defendant. Discovery is currently ongoing.

Policyholder Actions. After the NYAG filed its complaint against insurance broker Marsh, policyholders brought multiple federal antitrust and the Racketeer Influenced and Corrupt Organizations Act (RICO) class actions in jurisdictions across the nation against insurers and brokers, including AIG and a number of its subsidiaries, alleging that the insurers and brokers engaged in a broad conspiracy to allocate customers, steer business, and rig bids. These actions, including 18 complaints filed in different federal courts naming AIG or an AIG subsidiary as a defendant, were consolidated by the judicial panel on multi-district litigation and transferred to the United States District Court for the District of New Jersey for coordinated pretrial proceedings. The consolidated actions have proceeded in that court in two parallel actions, *In re Insurance Brokerage Antitrust Litigation* (the *Commercial Complaint*) and *In re Employee Benefit Insurance Brokerage Antitrust Litigation* (the *Employee Benefits Complaint*, and together with the *Commercial Complaint*, the multi-district litigation).

The plaintiffs in the *Commercial Complaint* are nineteen corporations, individuals and public entities that contracted with the broker defendants for the provision of insurance brokerage services for a variety of insurance needs. The broker defendants are alleged to have placed insurance coverage on the plaintiffs' behalf with a number of insurance companies named as defendants, including AIG subsidiaries. The *Commercial Complaint* also named ten brokers and fourteen other insurers (one of which has since settled) as defendants. The *Commercial Complaint* alleges that defendants engaged in a widespread conspiracy to allocate customers through "bid-rigging" and "steering" practices. The *Commercial Complaint* also alleges that the insurer defendants permitted brokers to place business with AIG subsidiaries through wholesale intermediaries affiliated with or owned by those same brokers rather than placing the business with AIG subsidiaries directly. Finally, the *Commercial Complaint* alleges that the insurer defendants entered into agreements with broker defendants that tied insurance placements to reinsurance placements in order to provide additional compensation to each broker. Plaintiffs assert that the defendants violated the Sherman Antitrust Act, RICO, the antitrust laws of 48 states and the District of Columbia, and are liable under common law breach of fiduciary duty and unjust enrichment theories. Plaintiffs seek treble damages plus interest and attorneys' fees as a result of the alleged RICO and Sherman Act violations.

The plaintiffs in the *Employee Benefits Complaint* are nine individual employees and corporate and municipal employers alleging claims on behalf of two separate nationwide purported classes: an employee class and an employer class that acquired insurance products from the defendants from August 26, 1994 to the date of any class certification. The *Employee Benefits Complaint* names AIG, as well as eleven brokers and five other insurers, as defendants. The activities alleged in the *Employee Benefits Complaint*, with certain exceptions, track the allegations of contingent commissions, bid-rigging and tying made in the *Commercial Complaint*.

On October 3, 2006, Judge Hochberg of the District of New Jersey reserved in part and denied in part motions filed by the insurer defendants and broker defendants to dismiss the multi-district litigation. The Court also ordered the plaintiffs in both actions to file supplemental statements of particularity to elaborate on the allegations in their complaints. Plaintiffs filed their supplemental statements on October 25, 2006, and the AIG defendants, along with other insurer and broker defendants in the two consolidated actions, filed renewed motions to dismiss on November 30, 2006. Briefing has been completed on the renewed motions to dismiss, as well as plaintiffs' motion for class certification in both cases. On February 16, 2007, Chief Judge Brown of the District of New Jersey transferred the multi-district litigation to himself. Oral argument on the renewed motions to dismiss has been scheduled before Chief Judge Brown on March 1, 2007. Fact discovery in the multi-district litigation is ongoing.

A number of complaints making allegations similar to those in the *Commercial Complaint* have been filed against AIG and other defendants in state and federal courts around the country. The defendants have thus far been successful in having the federal actions transferred to the District of New Jersey and consolidated into the multi-district litigation. The defendants have also sought to have state court actions making similar allegations stayed pending resolution of the multi-district litigation. In one state court action pending in Florida, the trial court recently decided not to grant an additional stay, but instead to allow the case to proceed.

Litigation Relating to 21st Century. Shortly after the announcement in late January 2007 of AIG's offer to acquire the outstanding shares of 21st Century not already owned by AIG and its subsidiaries, two related class actions were filed in the Superior Court of California, Los Angeles County against AIG, 21st Century and the individual members of 21st Century's Board of Directors, two of whom are current executive officers of AIG. The actions were filed purportedly on behalf of the minority shareholders of 21st Century and assert breaches of fiduciary duty in connection with the AIG proposal. The complaints allege that the proposed per share price is unfair and seek preliminary and permanent injunctive relief to enjoin the consummation of the proposed transaction.

SICO. In July, 2005, SICO filed a complaint against AIG in the Southern District of New York, claiming that AIG had refused to provide SICO access to certain artwork and asked the court to order AIG immediately to release the property to SICO. AIG filed an answer denying SICO's allegations and setting forth defenses to SICO's claims. In addition, AIG filed counterclaims asserting breach of contract, unjust enrichment, conversion, breach of fiduciary duty, a constructive trust and declaratory judgment, relating to SICO's breach of its commitment to use its AIG shares only for the benefit of AIG and AIG employees. Fact and expert discovery has been substantially concluded and briefing on SICO's motion for summary judgment is underway.

Effect on AIG

In the opinion of AIG management, AIG's ultimate liability for the unresolved matters referred to above is not likely to have a material adverse effect on AIG's consolidated financial condition, although it is possible that the effect would be material to AIG's consolidated results of operations for an individual reporting period.

Item 4.
Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of 2006.

Item 5.
Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

AIG's common stock is listed on the New York Stock Exchange, as well as on the stock exchanges in London, Paris, Switzerland and Tokyo.

The following table presents the high and low closing sales prices and the dividends paid per share of AIG's common stock on the New York Stock Exchange Composite Tape, for each quarter of 2006 and 2005.

	2006			2005		
	High	Low	Dividends Paid	High	Low	Dividends Paid
First quarter	**$70.83**	**$65.35**	**$0.150**	$73.46	$54.18	$0.125
Second quarter	**66.54**	**58.67**	**0.150**	58.94	49.91	0.125
Third quarter	**66.48**	**57.76**	**0.165**	63.73	56.00	0.150
Fourth quarter	**72.81**	**66.30**	**0.165**	64.40	60.43	0.150

The approximate number of holders of common stock as of January 31, 2007, based upon the number of record holders, was 58,000.

Subject to the dividend preference of any of AIG's serial preferred stock that may be outstanding, the holders of shares of common stock are entitled to receive such dividends as may be declared by AIG's Board of Directors from funds legally available therefor.

In February 2007, AIG's Board of Directors adopted a new dividend policy, to take effect with the dividend to be declared in the second quarter of 2007, providing that under ordinary circumstances, AIG's plan will be to increase its common stock dividend by approximately 20 percent annually. The payment of any dividend, however, is at the discretion of AIG's Board of Directors, and the future payment of dividends will depend on various factors, including the performance of AIG's businesses, AIG's consolidated financial position, results of operations and liquidity and the existence of investment opportunities.

For a discussion of certain restrictions on the payment of dividends to AIG by some of its insurance subsidiaries, see Note 11 of Notes to Consolidated Financial Statements.

The following table summarizes AIG's stock repurchases for the three-month period ended December 31, 2006:

Period	Total Number of Shares Purchased[(a)(b)]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs at End of Month[(b)]
October 1 - 31, 2006	—	$ —	—	36,542,700
November 1 - 30, 2006	—	—	—	36,542,700
December 1 - 31, 2006	—	—	—	36,542,700
Total	—	$ —	—	

(a) Does not include 165,190 shares delivered or attested to in satisfaction of the exercise price by holders of AIG employee stock options exercised during the three months ended December 31, 2006 or 17,000 shares purchased by ILFC to satisfy obligations under employee benefit plans.

(b) On July 19, 2002, AIG announced that its Board of Directors had authorized the open market purchase of up to 10 million shares of common stock. On February 13, 2003, AIG announced that its Board of Directors had expanded the existing program through the authorization of an additional 50 million shares. The purchase program has no set expiration or termination date. In February 2007, AIG's Board of Directors increased the repurchase program by authorizing the repurchase of shares with an aggregate purchase price of $8 billion.

AIG's table of equity compensation plans previously approved by security holders and equity compensation plans not previously approved by security holders will be included in AIG's Definitive Proxy Statement in connection with its 2007 Annual Meeting of Shareholders, which will be filed with the SEC within 120 days of AIG's fiscal year end.

Performance Graph

The following Performance Graph compares the cumulative total shareholder return on AIG common stock for a five-year period (December 31, 2001 to December 31, 2006) with the cumulative total return of the Standard & Poor's 500 stock index (which includes AIG) and a peer group of companies (the New Peer Group) consisting of nine insurance companies to which AIG compares its business and operations: ACE Limited, Aflac Incorporated, The Chubb Corporation, The Hartford Financial Services Group, Inc., Lincoln National Corporation, MetLife, Inc., Prudential Financial, Inc., The Travelers Companies, Inc. (formerly The St. Paul Travelers Companies, Inc.) and XL Capital Ltd. The Performance Graph also compares the cumulative total shareholder return on AIG common stock to the return of a group of companies comprised of The Allstate Corporation, The Chubb Corporation, CNA Financial Corporation, The Hartford Financial Services Group, Inc., Lincoln National Corporation, MetLife, Inc., Prudential Financial, Inc. and The Travelers Companies, Inc. (the Old Peer Group), to which AIG compared itself in the Performance Graph included in its Definitive Proxy Statement in connection with AIG's 2006 Annual Meeting of Shareholders. ACE Limited, Aflac Incorporated, and XL Capital Ltd have been added to the New Peer Group to reflect their status as significant competitors of AIG's business. The Allstate Corporation and CNA Financial Corporation have been excluded because AIG no longer believes these companies to be comparable to AIG in its overall business and operations. Dividend reinvestment has been assumed and returns have been weighted to reflect relative stock market capitalization.

FIVE-YEAR CUMULATIVE TOTAL SHAREHOLDER RETURNS
Value of $100 Invested on December 31, 2001


$250
$200
$150
$100
$50
$0
2001
2002
2003
2004
2005
2006
Years Ending
AMERICAN INTERNATIONAL GROUP
S&P 500 INDEX
NEW PEER GROUP
OLD PEER GROUP

	2001	2002	2003	2004	2005	2006
AIG	$100.00	$73.07	$ 84.04	$ 83.61	$ 87.67	**$ 92.97**
S&P 500	100.00	77.90	100.25	111.15	116.61	**135.03**
New Peer Group	100.00	86.49	109.07	126.05	155.01	**179.36**
Old Peer Group	100.00	88.84	111.14	134.80	164.51	**196.58**

Item 6.
Selected Financial Data

American International Group, Inc. and Subsidiaries
Selected Consolidated Financial Data

The Selected Consolidated Financial Data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and accompanying notes included elsewhere herein.

Years Ended December 31, *(in millions, except per share data)*	**2006**	2005	2004	2003	2002
Revenues[(a)(b)(c)]:					
Premiums and other considerations	**$ 74,083**	$ 70,209	$ 66,625	$ 54,802	$ 44,289
Net investment income	**25,292**	22,165	18,465	15,508	13,593
Realized capital gains (losses)	**106**	341	44	(442)	(1,653)
Other income	**13,713**	16,190	12,532	9,553	9,942
Total revenues	**113,194**	108,905	97,666	79,421	66,171
Benefits and expenses:					
Incurred policy losses and benefits	**59,706**	63,558	58,212	46,034	40,005
Insurance acquisition and other operating expenses	**31,801**	30,134	24,609	21,480	18,358
Total benefits and expenses	**91,507**	93,692	82,821	67,514	58,363
Income before income taxes, minority interest and cumulative effect of accounting changes[(b)(c)(d)(e)]	**21,687**	15,213	14,845	11,907	7,808
Income taxes	**6,537**	4,258	4,407	3,556	1,919
Income before minority interest and cumulative effect of accounting changes	**15,150**	10,955	10,438	8,351	5,889
Minority interest	**(1,136)**	(478)	(455)	(252)	(160)
Income before cumulative effect of accounting changes	**14,014**	10,477	9,983	8,099	5,729
Cumulative effect of accounting changes, net of tax	**34**	—	(144)	9	—
Net income	**14,048**	10,477	9,839	8,108	5,729
Earnings per common share:					
Basic					
Income before cumulative effect of accounting changes	**5.38**	4.03	3.83	3.10	2.20
Cumulative effect of accounting changes, net of tax	**0.01**	—	(0.06)	—	—
Net income	**5.39**	4.03	3.77	3.10	2.20
Diluted					
Income before cumulative effect of accounting changes	**5.35**	3.99	3.79	3.07	2.17
Cumulative effect of accounting changes, net of tax	**0.01**	—	(0.06)	—	—
Net income	**5.36**	3.99	3.73	3.07	2.17
Dividends declared per common share	**0.65**	0.63	0.29	0.24	0.18
Total assets	**979,414**	853,051	801,007	675,602	561,131
Long-term debt and commercial paper[(f)]					
Guaranteed by AIG	**17,126**	10,425	8,498	7,469	7,144
Liabilities connected to trust preferred stock	**1,440**	1,391	1,489	1,682	—
Matched/not guaranteed by AIG	**130,113**	98,033	86,912	71,198	63,866
Total liabilities	**877,546**	766,548	721,135	606,180	500,696
Shareholders' equity	**$101,677**	$ 86,317	$ 79,673	$ 69,230	$ 58,303

(a) *Represents the sum of General Insurance net premiums earned, Life Insurance & Retirement Services GAAP premiums and net investment income, Financial Services interest, lease and finance charges, Asset Management net investment income from spread-based products and advisory and management fees, and realized capital gains (losses).*

(b) *Includes the effect of hedging activities that did not qualify for hedge accounting treatment under FAS 133, including the related foreign exchange gains and losses. For 2006, 2005, 2004, 2003 and 2002, respectively, the effect was $(1.86) billion, $2.02 billion, $385 million, $(1.50) billion and $(216) million in revenues and $(1.86) billion, $2.02 billion, $671 million, $(1.22) billion and $(58) million in operating income. These amounts result primarily from interest rate and foreign currency derivatives that are economically hedging available for sale securities and borrowings.*

(c) *Includes the effect of out of period adjustments related to the accounting for certain interests in unit investment trusts. For 2006 the effect was an increase of $490 million in both revenues and operating income for General Insurance and an increase of $240 million and $169 million in revenues and operating income, respectively, for Life Insurance & Retirement Services.*

(d) *Includes current year catastrophe-related losses of $3.28 billion in 2005 and $1.16 billion in 2004. There were no significant catastrophe-related losses in 2006.*

(e) *Operating income was reduced by fourth quarter charges of $1.8 billion, $850 million and $2.1 billion for 2005, 2004 and 2002, respectively, related to the annual review of General Insurance loss and loss adjustment reserves. In 2006, 2005 and 2004, changes in estimates for asbestos and environmental reserves were $198 million, $873 million and $850 million, respectively.*

(f) *Including that portion of long-term debt maturing in less than one year. See also Note 9 of Notes to Consolidated Financial Statements.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations, AIG presents its operations in the way it believes will be most meaningful. Statutory underwriting profit (loss) and combined ratios are presented in accordance with accounting principles prescribed by insurance regulatory authorities because these are standard measures of performance used in the insurance industry and thus allow more meaningful comparisons with AIG's insurance competitors. AIG has also incorporated into this discussion a number of cross-references to additional information included throughout this Annual Report on Form 10-K to assist readers seeking additional information related to a particular subject.

Management's Discussion and Analysis of Financial Condition and Results of Operations is designed to provide the reader a narrative explanation of AIG's operations, financial condition and liquidity and certain other significant matters.

Cautionary Statement Regarding Projections and Other Information About Future Events

This Annual Report on Form 10-K and other publicly available documents may include, and AIG's officers and representatives may from time to time make, projections concerning financial information and statements concerning future economic performance and events, plans and objectives relating to management, operations, products and services, and assumptions underlying these projections and statements. These projections and statements are not historical facts but instead represent only AIG's belief regarding future events, many of which, by their nature, are inherently uncertain and outside AIG's control. These projections and statements may address, among other things, the status and potential future outcome of the current regulatory and civil proceedings against AIG and their potential effect on AIG's businesses, financial position, results of operations, cash flows and liquidity, the effect of credit rating changes on AIG's businesses and competitive position, the unwinding and resolving of various relationships between AIG and SICO and AIG's strategy for growth, product development, market position, financial results and reserves. It is possible that AIG's actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these projections and statements. Factors that could cause AIG's actual results to differ, possibly materially, from those in the specific projections and statements are discussed throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations and in Item 1A. Risk Factors of this Annual Report on Form 10-K. AIG is not under any obligation (and expressly disclaims any such obligations) to update or alter any projection or other statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Management's Discussion and Analysis of Financial Condition and Results of Operations *Continued*

Overview of Operations and Business Results

AIG identifies its reportable segments by product or service line, consistent with its management structure. AIG's major product and service groupings are General Insurance, Life Insurance & Retirement Services, Financial Services and Asset Management. AIG's operations in 2006 were conducted by its subsidiaries through these segments. Through these segments, AIG provides insurance, financial and investment products and services to both businesses and individuals in more than 130 countries and jurisdictions. This geographic, product and service diversification is one of AIG's major strengths and sets it apart from its competitors. AIG's Other category consists of items not allocated to AIG's operating segments.

AIG's subsidiaries serve commercial, institutional and individual customers through an extensive property-casualty and life insurance and retirement services network. In the United States, AIG companies are the largest underwriters of commercial and industrial insurance and are among the largest life insurance and retirement services operations as well. AIG's Financial Services businesses include commercial aircraft and equipment leasing, capital markets operations and consumer finance, both in the United States and abroad. AIG also provides asset management services to institutions and individuals. As part of its spread-based business activities, AIG issues various debt instruments in the public and private markets.

AIG's operating performance reflects implementation of various long-term strategies and defined goals in its various operating segments. A primary goal of AIG in managing its General Insurance operations is to achieve an underwriting profit. To achieve this goal, AIG must be disciplined in its risk selection, and premiums must be adequate and terms and conditions appropriate to cover the risks accepted and expenses incurred. Expense efficiency is also a primary goal of AIG.

A central focus of AIG operations in recent years has been the development and expansion of distribution channels. In 2006, AIG continued to expand its distribution channels, which now include banks, credit card companies, television-media home shopping, affinity groups, direct response, worksite marketing and e-commerce.

AIG patiently builds relationships in markets around the world where it sees long-term growth opportunities. For example, the fact that AIG has the only wholly owned foreign life insurance operations in eleven cities in China is the result of relationships developed over nearly 30 years. AIG's more recent extensions of operations into India, Vietnam, Russia and other emerging markets reflect the same growth strategy. Moreover, AIG believes in investing in the economies and infrastructures of these countries and growing with them. When AIG companies enter a new jurisdiction, they typically offer both basic protection and savings products. As the economies evolve, AIG's products evolve with them, to more sophisticated and investment-oriented models.

Growth for AIG may be generated internally as well as through acquisitions which both fulfill strategic goals and offer adequate return on capital. During 2006, AIG acquired Travel Guard International, one of the nation's leading providers of travel insurance programs and emergency travel assistance, and acquired Central Insurance Co., Ltd., a leading general insurance company in Taiwan.

Outlook

The commercial property and casualty insurance industry has historically experienced cycles of price erosion followed by rate strengthening as a result of catastrophe or other significant losses that affect the overall capacity of the industry to provide coverage. Despite industry price erosion in commercial lines, AIG expects to continue to identify profitable opportunities and build attractive new general insurance businesses as a result of AIG's broad product line and extensive distribution networks in the U.S. and abroad. Workers compensation remains under considerable pricing pressure, as statutory rates continue to decline. Rates for D&O insurance also continue to decline due to competitive pressures. There can be no assurance that price erosion will not become more widespread or that AIG's profitability will not deteriorate from current levels in major commercial lines, as well as in personal lines and specialty coverages, such as mortgage guaranty, where the loss ratio has increased due to softening in the U.S. housing market and the weakening performance of non-traditional mortgage products. In Foreign General, opportunities for growth exist in the consumer lines due to increased demand in emerging markets and the trend toward privatization of health insurance. Growth in the Personal Lines marketplace remains challenged from flat renewal pricing, consumer price shopping and increased advertising spending by market leaders. However, the high net worth market continues to provide opportunities for growth as a result of AIG's innovative products and services specifically designed for that market. AIG expects that the acquisition of the remaining interest in 21st Century will enhance AIG's ability to grow the Personal Lines business while gaining efficiencies of scale.

Losses caused by catastrophes can fluctuate widely from year to year, making comparisons of results more difficult. With respect to catastrophe losses, AIG believes that it has taken appropriate steps, such as careful exposure selection and adequate reinsurance coverage, to reduce the effect of possible future losses. The occurrence of one or more catastrophic events of unanticipated frequency or severity, such as a terrorist attack, earthquake or hurricane, that causes insured losses, however, could have a material adverse effect on AIG's results of operations, liquidity or financial condition.

AIG's operations in China continue to expand, but AIG expects competition in China to remain strong and AIG's success in China will depend on its ability to execute its growth strategy.

In India, AIG expects to grow all segments, both organically and through acquisitions and joint ventures.

In Japan, AIG expects its Life Insurance & Retirement Services earnings growth may be challenged by increased competition in light of a new industry-wide mortality table, the continued runoff of the older, higher-margin in-force business of AIG Star Life and AIG Edison Life and lower consumer demand for certain accident and health products in light of tax law changes. The flat yield curve and declining Yen foreign exchange environment may continue to constrain certain fixed annuity production. To leverage

AIG's leadership position in the distribution of annuities through banks in Japan, ALICO launched new life products in this distribution channel. Although ALICO's direct marketing activities in Japan could experience a contraction while it re-positions its brand and products in a very competitive market, AIG expects that further deregulation will provide additional growth opportunities. In addition, AIG expects that the planned integration of AIG Star Life and AIG Edison Life will provide enhanced distribution opportunities and scale economies with an anticipated completion date of 2009.

AIG is a leader in direct marketing through sponsors and in the broad market in Japan and Korea, and AIG is investing in expanding distribution channels in India, Korea and Vietnam.

Through new operations in Bahrain designed to comply with Islamic law, AIG is tapping into a growing market. Islamic insurance, called Takaful, is an alternative to conventional insurance based on the concept of mutual assistance through pooling of resources.

Domestically, AIG plans to continue expansion of its Life Insurance & Retirement Services businesses through direct marketing and independent agent distribution channels. The aging population in the U.S. provides a growth opportunity for a variety of products, including longevity, guaranteed income and supplemental accident and health products. Certain other demographic groups that have traditionally been underserved provide additional growth opportunities. The home service operation, a slow growth business, has not met business objectives, although its cash flow has been steady. Domestic group life/health operations continue to face competitors with greater scale in group benefits. At the end of 2006, AIG exited the financial institutions credit life business in the U.S. as a result of competition from bank products and low profit margins. The individual fixed annuities business will continue to be challenged due to the interest rate environment and increased competition from bank products, while lower margin variable annuity products with living benefits will continue to be the product of consumer choice in the individual variable annuity markets. The group annuity market is undergoing a transition from group annuities to mutual fund products that have lower profit margins.

Globally, heightened regulatory scrutiny of financial services companies in many jurisdictions has the potential to affect future financial results through higher compliance costs. This is particularly true in Japan and Southeast Asia where financial institutions have received remediation orders affecting consumer and policyholder rights.

Within Financial Services, demand for ILFC's modern, fuel efficient aircraft remains strong, and ILFC plans to increase its fleet by purchasing 83 aircraft in 2007. However, ILFC's margins may be adversely affected by further increases in interest rates. AIGFP expects opportunities for growth across its product segments, but AIGFP is a transaction-oriented business, and its operating results will depend to a significant extent on actual transaction flow, which can be affected by market conditions and other variables outside its control. AIG continues to explore opportunities to expand its Consumer Finance operations into new foreign markets. Consumer Finance operations overseas were negatively affected in 2006 by industry-wide credit deterioration in the Taiwan credit card market, however, and operating results in the U.S. could be affected by the residential housing market, interest rates and unemployment.

The GIC portfolio, which is reported within the Asset Management segment, continues to run off and the MIP has replaced the GIC program as AIG's principal institutional spread-based investment activity. The MIP program is expected to continue to grow in 2007. Because the asset mix under the MIP does not include the alternative investments utilized in the GIC program, however, AIG does not expect that the income growth in the MIP will offset the runoff in the GIC portfolio for the foreseeable future.

For a description of important factors that may affect the operations and initiatives described above, see Item 1A. Risk Factors.

Consolidated Results

The following table summarizes AIG's consolidated revenues, income before income taxes, minority interest and cumulative effect of accounting changes and net income for the years ended December 31, 2006, 2005 and 2004:

Years Ended December 31, *(in millions)*	**2006**	2005	2004
Total revenues	**$113,194**	$108,905	$97,666
Income before income taxes, minority interest and cumulative effect of accounting changes	**21,687**	15,213	14,845
Net income	**$ 14,048**	$ 10,477	$ 9,839

2006 and 2005 Comparison

The 4 percent growth in revenues in 2006 was primarily attributable to the growth in net premiums earned and net investment income from General Insurance operations and growth in Life Insurance & Retirement Services GAAP premiums and net investment income. Revenues in the Financial Services segment declined as a result of the effect of hedging activities for AIGFP that did not qualify for hedge accounting treatment under FAS 133, decreasing revenues by $1.8 billion in 2006 and increasing revenues by $2.01 billion in 2005.

Income before income taxes, minority interest and cumulative effect of accounting changes increased 43 percent in 2006 compared to 2005, reflecting higher General Insurance and Life Insurance & Retirement Services operating income. These increases were partially offset by lower Financial Services operating income reflecting the effects of hedging activities that did not qualify for hedge accounting treatment under FAS 133. Results in

2005 reflected the negative effect of $3.28 billion (pre-tax) in catastrophe-related losses incurred that year. Net income in 2005 also reflected the charges related to regulatory settlements, as described in Item 3. Legal Proceedings, and the fourth quarter charge resulting from the annual review of General Insurance loss and loss adjustment reserves.

2005 and 2004 Comparison

Revenues grew 12 percent in 2005 compared to 2004 primarily due to the growth in net premiums earned from General Insurance operations as well as growth in both General Insurance and Life Insurance & Retirement Services net investment income and Life Insurance & Retirement Services GAAP premiums. Hedging activities for AIGFP that did not qualify for hedge accounting treatment under FAS 133 caused an increase in Financial Services revenues of $2.01 billion in 2005 and a decrease of $122 million in 2004.

AIG's income before income taxes, minority interest and cumulative effect of accounting changes increased 2 percent in 2005 compared to 2004. Life Insurance & Retirement Services, Financial Services and Asset Management operating income gains accounted for the increase over 2004 in both pretax income and net income. Offsetting these gains was the effect of the charges related to regulatory settlements.

Remediation and Other Items

Throughout 2006, as part of its continuing remediation efforts, AIG recorded out of period adjustments. The net effect of out of period adjustments relating to prior years increased 2006 net income by $65 million. The more significant adjustments included increases in unit investment trust income of $773 million ($428 million after tax) (more fully described below) and other expenses of $356 million ($231 million after tax), and a decrease in revenues for certain derivative transactions of $300 million ($145 million after tax).

During the fourth quarter, as part of its ongoing remediation efforts, AIG recorded out of period adjustments. These adjustments collectively increased net income in the fourth quarter by $56 million but were offset by fourth quarter charges to expense within Domestic Life for the adverse ruling in the Superior National arbitration of $125 million ($81 million after tax) and a charge of $66 million ($43 million after tax) in connection with the exit of the financial institutions credit life business. The more significant out of period adjustments included the following: a decrease in income tax expense of $181 million relating to AIG's ongoing remediation of internal controls over income tax accounting, an increase in other expenses of $167 million ($109 million after tax) relating to AIG's remediation of internal controls over reconciliation of certain balance sheet accounts, an increase in incurred policy losses and benefits of $103 million ($67 million after tax) in Domestic General Insurance for corrections of certain reserves for losses and loss expenses, a reduction in incurred policy benefits in the Foreign Life participating policyholder fund stemming from deferred tax adjustments in Foreign Life of $190 million ($124 million after tax), an increase in insurance operating expenses of $61 million ($40 million after tax) within Foreign Life for corrections of expense allocations to certain par fund accounts, and a $79 million ($51 million after tax) charge related to purchases of life insurance policies for AIG's life settlements portfolio that were issued by AIG subsidiaries.

During 2006, AIG identified and recorded out of period adjustments related to the accounting for certain interests in unit investment trusts in accordance with FIN 46(R), "Consolidation of Variable Interest Entities" and APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." These investments had previously been accounted for as available for sale securities, with changes in market values being reflected in other comprehensive income, net of deferred income taxes. Beginning with the second quarter of 2006, the changes in market values are included in net investment income. The adjustments decreased unrealized appreciation (depreciation) of investments — net of reclassification adjustments, and the related deferred income tax benefit (expense), in the Consolidated Statement of Comprehensive Income (Loss) by approximately $659 million and approximately $231 million, respectively, and increased net investment income by $844 million, increased Incurred policy losses and benefits (related to certain participating policyholder funds) by $71 million, increased Income taxes by $231 million and increased minority interest expense by $114 million in the Consolidated Statement of Income. There was no effect on Total shareholders' equity at December 31, 2006 or December 31, 2005.

Results for 2006 were negatively affected by a one-time charge relating to the Starr tender offer ($54 million before and after tax) and an additional allowance for losses in AIG Credit Card Company (Taiwan) ($94 million before and after tax).

The effective income tax rate increased from 28.0 percent for 2005 to 30.1 percent for 2006, reflecting changes in the sources of foreign taxable income, the effect of the phase out of synfuel tax credits, the effect of consolidating certain limited partnerships and a reduction in the proportion of total income derived from tax exempt income, which was partially offset by the aforementioned out of period income tax adjustments.

There were no significant catastrophe-related losses for the year ended December 31, 2006.

The following table summarizes the net effect of catastrophe-related losses for the years ended December 31, 2005 and 2004.

(in millions)	2005	2004
Pretax*	$3,280	$1,155
Net of tax and minority interest	2,109	729

* *Includes $312 million and $96 million in catastrophe-related losses from partially owned companies in 2005 and 2004, respectively.*

Segment Results

The following table summarizes the operations of each principal segment for the years ended December 31, 2006, 2005 and 2004. See also Note 2 of Notes to Consolidated Financial Statements.

(in millions)	2006	2005	2004
Revenues[(a)]:			
General Insurance[(b)(c)]	$ 49,206	$ 45,174	$41,961
Life Insurance & Retirement Services[(c)(d)]	50,163	47,376	43,402
Financial Services[(e)(f)]	8,010	10,525	7,495
Asset Management[(g)]	5,814	5,325	4,714
Other[(h)]	1	505	94
Total	$113,194	$108,905	$97,666
Operating Income[(a)(i)(j)]:			
General Insurance[(c)]	$ 10,412	$ 2,315	$ 3,177
Life Insurance & Retirement Services[(c)]	10,032	8,904	7,925
Financial Services[(f)]	524	4,276	2,180
Asset Management	2,346	2,253	2,125
Other[(h)(k)]	(1,627)	(2,535)	(562)
Total	$ 21,687	$ 15,213	$14,845

(a) Includes the effect of hedging activities that did not qualify for hedge accounting treatment under FAS 133, including the related foreign exchange gains and losses. For 2006, 2005 and 2004, respectively, the effect was $(1.86) billion, $2.02 billion and $385 million in revenues and $(1.86) billion, $2.02 billion and $671 million in operating income. These amounts result primarily from interest rate and foreign currency derivatives that are hedging available for sale securities and borrowings.

(b) Represents the sum of General Insurance net premiums earned, net investment income and realized capital gains (losses).

(c) Includes the effect of out of period adjustments related to the accounting for certain interests in unit investment trusts. For 2006, the effect was an increase of $490 million in both revenues and operating income for General Insurance and an increase of $240 million and $169 million in revenues and operating income, respectively, for Life Insurance & Retirement Services.

(d) Represents the sum of Life Insurance & Retirement Services GAAP premiums, net investment income and realized capital gains (losses). Included in realized capital gains (losses) and operating income is the effect of hedging activities that did not qualify for hedge accounting treatment under FAS 133 and the application of FAS 52, of $355 million, $(495) million and $(140) million for 2006, 2005 and 2004, respectively.

(e) Represents interest, lease and finance charges.

(f) Includes the effect of hedging activities that did not qualify for hedge accounting treatment under FAS 133, including the related foreign exchange gains and losses. For 2006, 2005 and 2004, respectively, the effect was $(1.82) billion, $2.01 billion, and $(122) million in both revenues and operating income for Capital Markets. These amounts result primarily from interest rate and foreign currency derivatives that are economically hedging available for sale securities and borrowings. For 2004, the effect was $(27) million in operating income for Aircraft Leasing. During 2006 and 2005, Aircraft Leasing derivative gains and losses were reported as part of AIG's Other category, and were not reported in Aircraft Leasing operating income.

(g) Represents net investment income with respect to spread-based products and management and advisory fees.

(h) Includes consolidation and elimination adjustments which increased revenues and operating income by $296 million and $74 million, respectively, in 2006.

(i) Represents income before income taxes, minority interest, and cumulative effect of accounting changes.

(j) Includes current year catastrophe-related losses of $3.28 billion and $1.16 billion in 2005 and 2004, respectively. There were no significant catastrophe-related losses in 2006. Includes additional losses incurred and net reinstatement premiums related to prior year catastrophes of $165 million and $292 million in 2006 and 2005, respectively.

(k) Includes current year catastrophe-related losses from unconsolidated subsidiaries of $312 million and $96 million in 2005 and 2004. There were no significant catastrophe-related losses in 2006.

General Insurance

AIG's General Insurance operations provide property and casualty products and services throughout the world. The increase in General Insurance operating income in 2006 compared to 2005 was primarily attributable to an improvement in underwriting results for DBG, including the absence of catastrophe-related losses, which amounted to $2.89 billion in 2005. Operating income for 2006 also reflected higher net investment income, including the effect of the out of period adjustments related to the accounting for certain interests in unit investment trusts.

Life Insurance & Retirement Services

AIG's Life Insurance & Retirement Services operations provide insurance, financial and investment products throughout the world. Foreign operations contributed approximately 68 percent, 59 percent and 61 percent of AIG's Life Insurance & Retirement Services operating income in 2006, 2005 and 2004, respectively.

Life Insurance & Retirement Services operating income increased 13 percent in 2006 compared to 2005 on higher GAAP premiums and an increase in net investment income. Net investment income in 2006 included the effect of an out of period adjustment related to the accounting for certain interests in unit investment trusts. Realized capital gains included in revenues and operating income were $88 million in 2006 compared to realized capital losses of $158 million in 2005. Results for 2006 were particularly strong in the Foreign Life operations that were helped by increased net investment income, higher realized gains and lower acquisition costs. Domestic Life Insurance & Retirement Services operating income declined from the prior year on lower realized gains, the charge discussed above relating to the Superior National arbitration and the exiting of the financial institutions credit insurance business.

Financial Services

AIG's Financial Services subsidiaries engage in diversified activities including aircraft and equipment leasing, capital markets, consumer finance and insurance premium finance.

Financial Services operating income decreased in 2006 compared to 2005 primarily due to the effects of hedging activities that did not qualify for hedge accounting treatment under FAS 133. AIG is reinstituting hedge accounting in the first quarter of 2007 for AIGFP. In addition to the effects of FAS 133, fluctuations in revenues and operating income from period to period are not unusual because of the transaction-oriented nature of Capital Markets operations.

Asset Management

AIG's Asset Management operations include institutional and retail asset management, broker-dealer services and institutional spread-based investment businesses. The MIP has replaced the GIC program as AIG's principal spread-based investment activity.

Asset Management operating income increased 4 percent in 2006 compared to 2005 due primarily to growth in asset management fees within Institutional Asset Management and income from the MIP. These increases were partially offset by the continued runoff of GIC balances, spread compression in the remaining GIC portfolio as well as decreased performance-based fees. Gains and losses arising from the consolidation of certain variable interest entities (VIEs) and partnerships are included in operating income, but are offset in minority interest expense, which is not a component of operating income.

Capital Resources

At December 31, 2006, AIG had total consolidated shareholders' equity of $101.68 billion and total consolidated borrowings of $148.68 billion. At that date, $131.55 billion of such borrowings were not guaranteed by AIG, were matched borrowings by AIG or AIGFP, or represented liabilities connected to trust preferred stock.

AIG did not purchase shares of its common stock under its common stock repurchase authorization during 2006. In February 2007, AIG's Board of Directors increased the repurchase program by authorizing the repurchase of shares with an aggregate purchase price of $8 billion.

In 2007, AIG expects to issue capital securities in one or more series. The proceeds will be used to repurchase shares of common stock or to otherwise improve the efficiency of AIG's capital structure.

Liquidity

AIG manages liquidity at both the subsidiary and parent company levels. At December 31, 2006, AIG's consolidated invested assets, primarily held by its subsidiaries, included $26.8 billion in cash and short-term investments. Consolidated net cash provided from operating activities in 2006 amounted to $6.8 billion. At the parent company level, liquidity management activities are conducted in a manner to preserve and enhance funding stability, flexibility, and diversity through the full range of potential operating environments and market conditions. AIG's primary sources of cash flow are dividends and other payments from its regulated and unregulated subsidiaries, as well as issuances of debt securities. Primary uses of cash flow are for debt service, subsidiary funding and shareholder dividend payments. Management believes that AIG's liquid assets, cash provided by operations and access to the capital markets will enable it to meet its anticipated cash requirements, including the funding of increased dividends under AIG's new dividend policy and repurchases of common stock.

Critical Accounting Estimates

AIG considers its most critical accounting estimates to be those relating to reserves for losses and loss expenses, future policy benefits for life and accident and health contracts, recoverability of DAC, estimated gross profits for investment-oriented products, fair value determinations for certain Capital Markets assets and liabilities, other-than-temporary declines in the value of investments and flight equipment recoverability. These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from the assumptions used, AIG's results of operations would be directly affected.

Throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations, AIG's critical accounting estimates are discussed in detail. The major categories for which assumptions are developed and used to establish each critical accounting estimate are highlighted below. For a discussion regarding the significant accounting policies relating to these estimates, see Note 1 of Notes to Consolidated Financial Statements.

Reserves for Losses and Loss Expenses (General Insurance):

- *Loss trend factors:* used to establish expected loss ratios for subsequent accident years based on premium rate adequacy and the projected loss ratio with respect to prior accident years.
- *Expected loss ratios for the latest accident year:* in this case, accident year 2006 for the year end 2006 loss reserve analysis. For low-frequency, high-severity classes such as excess casualty, expected loss ratios generally are utilized for at least the three most recent accident years.
- *Loss development factors:* used to project the reported losses for each accident year to an ultimate amount.
- *Reinsurance recoverable on unpaid losses:* the expected recoveries from reinsurers on losses that have not yet been reported and/or settled.

Future Policy Benefits for Life and Accident and Health Contracts (Life Insurance & Retirement Services):

- *Interest rates:* which vary by geographical region, year of issuance and products.
- *Mortality, morbidity and surrender rates:* based upon actual experience by geographical region modified to allow for variation in policy form, risk classification and distribution channel.

Estimated Gross Profits (Life Insurance & Retirement Services):

- *Estimated gross profits:* to be realized over the estimated duration of the contracts (investment-oriented products) affect the carrying value of DAC, unearned revenue liability and associated amortization patterns under FAS 97 and Sales Inducement Assets under SOP 03-1. Estimated gross profits include investment income and gains and losses on investments less required interest, actual mortality and other expenses.

Deferred Policy Acquisition Costs (Life Insurance & Retirement Services):

- *Recoverability:* based on current and future expected profitability, which is affected by interest rates, foreign exchange rates, mortality experience, and policy persistency.

Deferred Policy Acquisition Costs (General Insurance):

- *Recoverability and eligibility:* based upon the current terms and profitability of the underlying insurance contracts.

Fair Value Determinations Of Certain Assets And Liabilities (Financial Services):

- *Valuation models:* utilizing factors, such as market liquidity and current interest, foreign exchange and volatility rates.
- *Market price data:* AIG attempts to secure reliable and independent current market price data, such as published exchange rates from external subscription services such as Bloomberg or Reuters or third-party broker quotes for use in its models. When such data is not available, AIG uses an internal methodology, which includes interpolation and extrapolation from verifiable prices from trades occurring on dates nearest to the dates of the transactions.

Other-Than-Temporary Declines In The Value Of Investments:

A security is considered a candidate for other-than-temporary impairment if it meets any of the following criteria:

- Trading at a significant (25 percent or more) discount to par or amortized cost (if lower) for an extended period of time (nine months or longer);
- The occurrence of a discrete credit event resulting in the debtor defaulting or seeking bankruptcy or insolvency protection or voluntary reorganization; or
- The probability of non-realization of a full recovery on its investment, irrespective of the occurrence of one of the foregoing events.

At each balance sheet date, AIG evaluates its securities holdings in an unrealized loss position. Where AIG does not intend to hold such securities until they have fully recovered their carrying value, based on the circumstances present at the date of evaluation, AIG records the unrealized loss in income. If events or circumstances change, such as unexpected changes in the creditworthiness of the obligor, unanticipated changes in interest rates, tax laws, statutory capital positions and unforeseen liquidity events, among others, AIG revisits its intent. Further, if a loss is recognized from a sale subsequent to a balance sheet date pursuant to these unexpected changes in circumstances, the loss is recognized in the period in which the intent to hold the securities to recovery no longer existed.

In periods subsequent to the recognition of an other-than-temporary impairment loss for debt securities, AIG amortizes the discount or reduced premium over the remaining life of the security in a prospective manner based on the amount and timing of estimated future cash flows.

Flight Equipment — Recoverability (Financial Services):

- *Expected undiscounted future net cash flows:* based upon current lease rates, projected future lease rates and estimated terminal values of each aircraft based on third party information.

Operating Review

General Insurance Operations

AIG's General Insurance subsidiaries are multiple line companies writing substantially all lines of commercial property and casualty insurance and various personal lines both domestically and abroad.

As previously noted, AIG believes it should present and discuss its financial information in a manner most meaningful to its financial statement users. Accordingly, in its General Insurance business, AIG uses certain regulatory measures, where AIG has determined these measurements to be useful and meaningful.

A critical discipline of a successful general insurance business is the objective to produce profit from underwriting activities exclusive of investment-related income. When underwriting is not profitable, premiums are inadequate to pay for insured losses and underwriting related expenses. In these situations, the addition of general insurance related investment income and realized capital gains may, however, enable a general insurance business to produce operating income. For these reasons, AIG views underwriting results to be critical in the overall evaluation of performance. See also Liquidity herein.

Statutory underwriting profit is derived by reducing net premiums earned by net losses and loss expenses incurred and net expenses incurred. Statutory accounting generally requires immediate expense recognition and ignores the matching of revenues and expenses as required by GAAP. That is, for statutory purposes, expenses (including acquisition costs) are recognized immediately, not over the same period that the revenues are earned. Thus, statutory expenses exclude changes in DAC.

GAAP provides for the recognition of expenses at the same time revenues are earned, the accounting principle of matching. Therefore, acquisition expenses are deferred and amortized over the period the related net premiums written are earned. DAC is reviewed for recoverability, and such review requires management judgment. The most comparable GAAP measure to statutory underwriting profit is income before income taxes, minority interest and cumulative effect of an accounting change. A table reconciling statutory underwriting profit to income before income taxes, minority interest and cumulative effect of an accounting change is contained in footnote (g) to the following table. See also Critical Accounting Estimates herein and Notes 1 and 4 of Notes to Consolidated Financial Statements.

AIG, along with most general insurance companies, uses the loss ratio, the expense ratio and the combined ratio as measures of underwriting performance. The loss ratio is the sum of losses and loss expenses incurred divided by net premiums earned. The expense ratio is statutory underwriting expenses divided by net premiums written. These ratios are relative measurements that describe, for every $100 of net premiums earned or written, the cost of losses and statutory expenses, respectively. The combined ratio is the sum of the loss ratio and the expense ratio. The combined ratio presents the total cost per $100 of premium production. A combined ratio below 100 demonstrates underwriting profit; a combined ratio above 100 demonstrates underwriting loss.

Net premiums written are initially deferred and earned based upon the terms of the underlying policies. The net unearned premium reserve constitutes deferred revenues which are generally earned ratably over the policy period. Thus, the net unearned premium reserve is not fully recognized in income as net premiums earned until the end of the policy period.

The underwriting environment varies from country to country, as does the degree of litigation activity. Regulation, product type and competition have a direct effect on pricing and consequently on profitability as reflected in underwriting profit and statutory general insurance ratios.

General Insurance Results

General Insurance operating income is comprised of statutory underwriting results, changes in DAC, net investment income and realized capital gains and losses. Operating income, as well as net premiums written, net premiums earned, net investment income and realized capital gains (losses) and statutory ratios for 2006, 2005 and 2004 were as follows:

(in millions, except ratios)	**2006**	2005	2004
Net premiums written:			
Domestic General			
DBG	**$24,345**	$23,128	$22,506
Transatlantic	**3,633**	3,466	3,749
Personal Lines	**4,654**	4,653	4,354
Mortgage Guaranty	**866**	628	607
Foreign General[(a)]	**11,368**	9,997	9,407
Total	**$44,866**	$41,872	$40,623
Net premiums earned:			
Domestic General			
DBG	**$23,936**	$22,602	$21,215
Transatlantic	**3,604**	3,385	3,661
Personal Lines	**4,645**	4,634	4,291
Mortgage Guaranty	**740**	533	539
Foreign General[(a)]	**10,526**	9,655	8,831
Total	**$43,451**	$40,809	$38,537
Net investment income[(b)]:			
Domestic General			
DBG	**$ 3,411**	$ 2,403	$ 1,965
Transatlantic	**435**	343	307
Personal Lines	**225**	217	186
Mortgage Guaranty	**140**	123	120
Intercompany adjustments and eliminations — net	**1**	1	—
Foreign General	**1,484**	944	618
Total	**$ 5,696**	$ 4,031	$ 3,196
Realized capital gains (losses)	**$ 59**	$ 334	$ 228
Operating income (loss)[(b)(c)(d)]:			
Domestic General			
DBG	**$ 5,985**	$ (646)	$ 777
Transatlantic	**589**	(39)	282
Personal Lines	**432**	195	357
Mortgage Guaranty	**328**	363	399
Foreign General[(e)]	**3,088**	2,427	1,344
Reclassifications and eliminations	**(10)**	15	18
Total	**$10,412**	$ 2,315	$ 3,177
Statutory underwriting profit (loss)[(c)(d)(g)]:			
Domestic General			
DBG	**$ 2,450**	$ (3,227)	$ (1,500)
Transatlantic	**129**	(434)	(77)
Personal Lines	**204**	(38)	136
Mortgage Guaranty	**188**	249	234
Foreign General[(e)]	**1,437**	1,285	643
Total	**$ 4,408**	$ (2,165)	$ (564)

(continued)

(in millions, except ratios)	**2006**	2005	2004
Domestic General[c][d]:			
Loss ratio	**69.1**	89.6	83.9
Expense ratio	**21.5**	21.0	19.2
Combined ratio	**90.6**	110.6	103.1
Foreign General[c][d]:			
Loss ratio[a]	**50.5**	53.7	61.6
Expense ratio[e][f]	**33.2**	31.9	29.2
Combined ratio	**83.7**	85.6	90.8
Consolidated[c][d]:			
Loss ratio	**64.6**	81.1	78.8
Expense ratio	**24.5**	23.6	21.5
Combined ratio	**89.1**	104.7	100.3

(a) Income statement accounts expressed in non-functional currencies are translated into U.S. dollars using average exchange rates.

(b) Includes the effect of out of period adjustments related to the accounting for certain interests in unit investment trusts in 2006. For DBG, the effect was an increase of $66 million, and for Foreign General, the effect was an increase of $424 million.

(c) Catastrophe-related losses increased the consolidated General Insurance combined ratio for 2005 and 2004 by 7.06 points and 2.74 points, respectively. There were no significant catastrophe-related losses in 2006. Catastrophe-related losses for 2005 and 2004 by reporting unit were as follows:

	2005		2004	
(in millions)	Insurance Related Losses	Net Reinstatement Premium Cost	Insurance Related Losses	Net Reinstatement Premium Cost
Reporting Unit:				
DBG	$1,747	$122	$ 582	$—
Transatlantic	463	45	215	—
Personal Lines	112	2	25	—
Mortgage Guaranty	10	—	—	—
Foreign General	293	94	232	—
Total	$2,625	$263	$1,054	$—

(d) Includes additional losses incurred and net reinstatement premiums related to prior year catastrophes of $199 million and $277 million, in 2006 and 2005, respectively.

(e) Includes the results of wholly owned Foreign General agencies.

(f) Includes amortization of advertising costs.

(g) Statutory underwriting profit (loss) is a measure that U.S. domiciled insurance companies are required to report to their regulatory authorities. The following table reconciles statutory underwriting profit (loss) to operating income for General Insurance for the years ended December 31, 2006, 2005 and 2004:

(in millions)	Domestic Brokerage Group	Transatlantic	Personal Lines	Mortgage Guaranty	Foreign General	Reclassifications and Eliminations	Total
2006:							
Statutory underwriting profit (loss)	**$ 2,450**	**$ 129**	**$204**	**$188**	**$1,437**	**$ —**	**$ 4,408**
Increase (decrease) in DAC	**26**	**14**	**2**	**3**	**204**	**—**	**249**
Net investment income	**3,411**	**435**	**225**	**140**	**1,484**	**1**	**5,696**
Realized capital gains (losses)	**98**	**11**	**1**	**(3)**	**(37)**	**(11)**	**59**
Operating income (loss)	**$ 5,985**	**$ 589**	**$432**	**$328**	**$3,088**	**$(10)**	**$10,412**
2005:							
Statutory underwriting profit (loss)	$(3,227)	$(434)	$ (38)	$249	$1,285	$ —	$ (2,165)
Increase (decrease) in DAC	(23)	14	19	(8)	113	—	115
Net investment income	2,403	343	217	123	944	1	4,031
Realized capital gains (losses)	201	38	(3)	(1)	85	14	334
Operating income (loss)	$ (646)	$ (39)	$195	$363	$2,427	$ 15	$ 2,315
2004:							
Statutory underwriting profit (loss)	$(1,500)	$ (77)	$136	$234	$ 643	$ —	$ (564)
Increase (decrease) in DAC	160	30	24	44	59	—	317
Net investment income	1,965	307	186	120	618	—	3,196
Realized capital gains (losses)	152	22	11	1	24	18	228
Operating income (loss)	$ 777	$ 282	$357	$399	$1,344	$ 18	$ 3,177

Management's Discussion and Analysis of Financial Condition and Results of Operations *Continued*

AIG transacts business in most major foreign currencies. The following table summarizes the effect of changes in foreign currency exchange rates on the growth of General Insurance net premiums written for the years ended December 31, 2006 and 2005.

	2006	2005
Growth in original currency*	**7.4%**	2.6%
Foreign exchange effect	**(0.2)**	0.5
Growth as reported in U.S. dollars	**7.2%**	3.1%

* *Computed using a constant exchange rate for each period.*

2006 and 2005 Comparison

General Insurance operating income increased in 2006 compared to 2005 due to growth in net premiums, a reduction in both catastrophe losses and prior accident year development, and growth in net investment income. The combined ratio improved to 89.1, a reduction of 15.6 points from 2005, including an improvement in the loss ratio of 16.5 points. The reduction in catastrophe losses represented 6.9 points and the reduction in prior year adverse development represented 11.5 points of the overall reduction. Net premiums written increased $3.0 billion or 7 percent in 2006 compared to 2005. Domestic General accounted for $1.6 billion of the increase as property rates improved and submission activity increased due to the strength of AIG's capacity, commitment to difficult markets and diverse product offerings. Foreign General contributed $1.4 billion to the increase in net premiums written. In 2005, Domestic General net premiums written increased by $300 million and Foreign General net premiums written decreased by the same amount as a result of the commutation of the Richmond reinsurance contract. The commutation partially offset the increase in Domestic General net premiums written in 2006 compared to 2005 and increased Foreign General net premiums written in 2006 compared to 2005.

In 2006, certain adjustments were made in conjunction with the remediation of the material weakness relating to balance sheet account reconciliations which increased earned premiums by $189 million and increased other expenses by $415 million. These adjustments reflect continuing progress in AIG's ongoing remediation efforts. The combined effect of these adjustments increased the expense ratio by 0.9 points and decreased the loss ratio by 0.3 points.

General Insurance net investment income increased $1.67 billion in 2006 to $5.7 billion on higher levels of invested assets, strong cash flows, slightly higher yields and increased partnership income, and included increases from out of period adjustments of $490 million related to the accounting for certain interests in unit investment trusts, $43 million related to partnership income and $85 million related to interest earned on a DBG deposit contract. See also Capital Resources and Liquidity — Liquidity and Invested Assets herein.

2005 and 2004 Comparison

General Insurance operating income in 2005 decreased from 2004 due to higher catastrophe-related losses and the fourth quarter 2005 increase in reserves and changes in estimates related to remediation of the material weakness in reconciliation of balance sheet accounts. Catastrophe-related losses were $2.89 billion and $1.05 billion in 2005 and 2004, respectively. These decreases in operating income were partially offset by strong growth in statutory underwriting profit and increases in net investment income. General Insurance operating income in 2004 also included a $232 million charge reflecting a change in estimate for salvage and subrogation recoveries.

General Insurance net investment income grew in 2005 compared to 2004 due to strong cash flows, higher interest rates and increased partnership income. See also Capital Resources and Liquidity — Liquidity herein and Note 8 of Notes to Consolidated Financial Statements.

DBG Results

2006 and 2005 Comparison

DBG's operating income increased to $5.99 billion in 2006 compared to a loss of $646 million in 2005, an improvement of $6.63 billion. The improvement is also reflected in the combined ratio, which declined to 89.4 in 2006 compared to 113.8 in 2005 primarily due to an improvement in the loss ratio of 24.9 points. The reduction in prior year adverse development and the reduction in catastrophe losses and related reinstatement premiums accounted for 21.0 points and 8.2 points, respectively, of the improvement.

DBG's net premiums written increased 5 percent in 2006 compared to 2005 as property rates improved and submission activity increased due to the strength of AIG's capacity, commitment to difficult markets and diverse product offerings. Net premiums written in 2005 were reduced by $122 million due to reinstatement premiums related to catastrophes, offset by increases of $300 million for the Richmond commutation and $147 million related to an accrual for workers compensation premiums for payroll not yet reported by insured employers. The combined effect of these items reduced the growth rate for net premiums written by 1.5 percent.

The loss ratio for 2006 declined 24.9 points to 69.4. The 2005 loss ratio was negatively affected by catastrophe-related losses of $1.7 billion and related reinstatement premiums of $122 million. Adverse development on reserves for loss and loss adjustment expenses declined to $110 million in 2006 compared to $4.9 billion in 2005, accounting for 21.0 points of the decrease in the loss ratio.

DBG's expense ratio increased to 20.0 in 2006 compared to 19.5 in 2005, primarily due to an increase in other expenses that amounted to $498 million in 2006 (including out of period charges of $356 million) compared to $372 million in 2005. This increase added 0.4 points to the expense ratio. Overall allowances decreased, however, due to charge-offs against previously established allowances resulting from AIG's remediation activities.

DBG's net investment income increased by $1.0 billion in 2006 compared to 2005, as interest income increased $482 million on growth in the bond portfolio resulting from investment of operating cash flows and capital contributions. Partnership income increased from 2005 due to improved performance of the underlying investments, including initial public offering activity. Net investment income in 2006 included increases relating to out of period adjustments of $109 million for the accounting for certain investments in unit investment trusts and partnerships and $85 million related to interest earned on a deposit contract that did not exist in the prior year.

2005 and 2004 Comparison

DBG's net premiums written increased modestly in 2005 compared to 2004, reflecting generally improving renewal retention rates and a modest change in the mix of business towards smaller accounts for which DBG purchases less reinsurance. DBG also continued to expand its relationships with a larger number and broader range of brokers. DBG saw improvement in domestic property rates as well as increases in submission activity in the aftermath of the 2005 hurricanes. DBG attributes the increase in submissions to its overall financial strength in comparison to many insurers that experienced significant losses and reductions of surplus as a result of the hurricanes.

The DBG loss ratio increased in 2005 from 2004 principally as a result of adverse loss development, higher catastrophe-related losses and $197 million of losses incurred in 2005 resulting from the 2004 catastrophes.

The DBG expense ratio increased in 2005 from 2004, principally due to an increase in net commissions resulting from the replacement of certain ceded quota share reinsurance, for which DBG earns a ceding commission, with excess-of-loss reinsurance, which generally does not include a ceding commission. Increases in other underwriting expenses reflect a change in estimates for salvage and subrogation recoveries.

DBG's net investment income increased in 2005 compared to 2004 due to strong cash flows, higher interest rates and increased partnership income.

Transatlantic Results

2006 and 2005 Comparison

Transatlantic's net premiums written and net premiums earned increased in 2006 by 5 percent and 6 percent, respectively, compared to 2005 due primarily to increased writings in domestic operations. Operating income increased in 2006 compared to 2005 due largely to lower catastrophe losses and net ceded reinstatement premiums, and increased net investment income.

2005 and 2004 Comparison

Transatlantic's net premiums written and net premiums earned for 2005 decreased compared to 2004, principally due to competitive market conditions and increased ceding company retentions in certain classes of business, largely resulting from Transatlantic's domestic operations. Operating income decreased principally as a result of the increased level of catastrophe losses.

Personal Lines Results

2006 and 2005 Comparison

Personal Lines operating income increased $237 million in 2006 compared to 2005 reflecting a reduction in the loss ratio of 5.8 points. Favorable development on prior accident years reduced incurred losses by $111 million in 2006 compared to an increase of $14 million in 2005, accounting for 2.7 points of the decrease in the loss ratio. The 2005 catastrophe-related losses of $112 million added 2.4 points to the loss ratio. The loss ratio for the 2006 accident year improved 0.7 points primarily due to the termination of The Robert Plan relationship effective December 31, 2005 and growth in the Private Client Group. The improvement in the loss ratio was partially offset by an increase in the expense ratio of 0.6 points primarily due to investments in people and technology, national expansion efforts and lower response rates. Net premiums written were flat in 2006 compared to 2005, with growth in the Private Client Group and Agency Auto divisions offset by termination of The Robert Plan relationship. Growth in the Private Client Group spans multiple products, with a continued penetration of the high net worth market, strong brand promotion and innovative loss prevention programs.

2005 and 2004 Comparison

Personal Lines net premiums written and net premiums earned for 2005 increased compared to 2004 as a result of strong growth in the Private Client Group and Agency Auto divisions due to increased agent/broker appointments, greater market penetration and enhanced product offerings. AIG direct premiums in 2005 were down slightly from 2004 due to aggressive re-underwriting of the previously acquired GE business and the discontinuation of underwriting homeowners business. Involuntary auto premiums were down in 2005 due to the decline in the assigned risk marketplace. Statutory underwriting profit declined in 2005 as a result of hurricane losses and related expenses, reserve strengthening, an increase in Agency Auto's current accident year physical damage loss ratio, and expenses incurred related to terminating AIG's relationship with The Robert Plan effective December 31, 2005.

Mortgage Guaranty Results

2006 and 2005 Comparison

UGC's operating income declined $35 million in 2006, down 10 percent from 2005 due primarily to unfavorable loss experience on third-party originated second lien business with a credit quality lower than typical for UGC and a softening U.S. housing market. This increased UGC's consolidated loss ratio for 2006 to 47.2 compared to 26.0 in 2005. The writing of this second lien coverage, which began in 2005, was discontinued as of year end 2006. Losses in the second lien business have been mitigated by a policy year aggregate limitation provision that is typically established for each lender.

Net premiums written increased 38 percent from growth in the domestic second lien and international businesses as well as improved persistency in the domestic first lien business. The expense ratio remained flat as premium growth covered increased expenses related to expansion internationally and continued investment in risk management resources. UGC had approximately $27 billion of guaranty risk in force at December 31, 2006.

2005 and 2004 Comparison

UGC's net premiums written were up slightly for 2005 compared to 2004 as strong growth in the international and domestic second lien businesses was mostly offset by lower persistency in domestic first lien residential renewal premiums. Statutory underwriting profit rose from 2004 due to lower contract underwriting expenses and favorable loss development.

Foreign General Insurance Results

2006 and 2005 Comparison

Foreign General's operating income increased $661 million or 27 percent in 2006 compared to 2005 due to out of period adjustments related to the accounting for interests in unit investment trusts, the absence of significant catastrophe-related losses in 2006, rate increases and lower current accident year losses by the Lloyd's syndicate Ascot (Ascot) on its U.S. book of business and lower asbestos and environmental reserve increases. Partially offsetting these increases in operating income were lower favorable loss development from prior accident years and adverse loss development on the 2005 hurricanes. Statutory underwriting profit increased $152 million in 2006 compared to 2005. Catastrophes in 2005 resulted in losses of $293 million and reinstatement premiums of $94 million.

Net premiums written increased $1.4 billion or 14 percent (15 percent in original currency) in 2006 compared to 2005, reflecting growth in both commercial and consumer lines driven by new business from both established and new distribution channels, including a wholly owned insurance company in Vietnam and Central Insurance Co., Ltd. in Taiwan. Ascot also contributed to the growth in net premiums written as a result of rate increases on its U.S. business. Consumer lines in Latin America and commercial lines in Europe, including the U.K., also contributed to the increase. Net premiums written for 2005 were reduced by reinstatement premiums related to catastrophes and a portfolio transfer of unearned premium reserves to DBG related to the Richmond commutation, accounting for 3 percent of the increase in 2006 compared to 2005.

The 2006 combined ratio declined to 83.7, a decrease of 1.9 points from 2005. The 2005 catastrophes added 3.5 points to the 2005 loss ratio. The expense ratio in 2006 increased by 1.3 points as a result of increased amortization of deferred advertising costs and a continued change in the business mix towards products with higher acquisition costs but historically lower loss ratios. The loss ratio decreased 3.2 points in 2006 as the absence of significant catastrophes in 2006 resulted in a decrease of 3.5 points, rate increases and lower current year losses by Ascot on its U.S. book of business accounted for 1.3 points of the decrease and lower asbestos and environmental reserve increases accounted for 1.2 points of the decrease. These declines were partially offset by lower favorable loss development from prior accident years and adverse development on 2005 hurricanes.

The expense ratio increased 1.3 points in 2006 compared to 2005. Underwriting expenses for 2006 increased $59 million due to an out of period adjustment for amortization of deferred advertising costs and premiums were reduced by $61 million due to reconciliation remediation activities, in aggregate accounting for 0.7 points of the increase in the expense ratio. The expense ratio also increased due to growth in consumer business lines, which have higher acquisition expenses but historically lower loss ratios. The expense ratio for 2005 increased by 1.2 points due to the decline in net premiums written from reinstatement premiums related to catastrophes and the portfolio transfer of the Richmond unearned premium reserves. Due to the current mix of business, AIG expects the expense ratio to continue to increase during 2007, principally for classes of business with historically lower than average loss ratios.

Net investment income increased $540 million or 57 percent in 2006 compared to 2005 primarily due to a $424 million out of period adjustment related to the accounting for interests in unit investment trusts.

2005 and 2004 Comparison

Foreign General operating income increased 81 percent in 2005 compared to 2004 due primarily to favorable loss development from prior accident years and increased net investment income.

Net premiums written increased 6 percent (4 percent in original currency) in 2005 compared to 2004 as a result of new business as well as new distribution channels such as the February 2005 purchase of the insurance portfolio of the Royal & Sun Alliance branch operations in Japan. The personal accident business in the Far East and the personal lines operations in Latin America also contributed to the growth. Partially offsetting these increases was the portfolio transfer of Richmond's unearned premium reserves to DBG, which reduced net premiums in 2005 and reinstatement premiums related to catastrophes.

The 2005 combined ratio of 85.6 decreased 5.3 points from 2004. The loss ratio decreased 8.0 points in 2005 from 2004. The loss ratio decreased 4.7 points due to favorable loss development from prior accident years, excluding catastrophes, and 2.3 points related to a 2004 loss reserve restatement adjustment. The loss ratio increased 0.9 points due to higher catastrophe losses in 2005 related to hurricanes. The expense ratio increased 2.7 points in 2005 from 2004 principally due to the portfolio transfer of Richmond's unearned premium reserves to DBG in 2005, loyalty business initiatives in the consumer business lines, which have higher acquisition costs, and also due to reinstatement premiums.

Foreign General net investment income increased $326 million in 2005 compared to 2004 on increased partnership income, reflecting increases in market valuations of infrastructure fund investments in Africa, Asia, China, Eastern Europe and India. Additionally, net investment income was positively affected by positive cash flows, higher interest rates and the compounding of previously earned and reinvested net investment income. Cash flow was lower in 2005 compared to 2004 due to payments for catastrophe-related losses incurred in 2005 and 2004 and for the purchase of the Royal & Sun Alliance branch operations.

Reserve for Losses and Loss Expenses

The following table presents the components of the General Insurance gross reserve for losses and loss expenses (loss reserves) as of December 31, 2006 and 2005 by major lines of business on a statutory Annual Statement basis*:

(in millions)	**2006**	2005
Other liability occurrence	**$19,156**	$18,116
Workers compensation	**13,465**	11,630
Other liability claims made	**12,394**	12,447
Property	**6,663**	7,217
Auto liability	**5,931**	6,569
International	**5,810**	4,939
Reinsurance	**2,960**	2,886
Medical malpractice	**2,308**	2,363
Products liability	**2,168**	1,937
Accident and health	**1,649**	1,678
Commercial multiple peril	**1,621**	1,359
Aircraft	**1,562**	1,844
Fidelity/surety	**1,127**	1,072
Other	**3,185**	3,112
Total	**$79,999**	$77,169

* *Presented by lines of business pursuant to statutory reporting requirements as prescribed by the National Association of Insurance Commissioners (NAIC).*

AIG's gross reserve for losses and loss expenses represents the accumulation of estimates of ultimate losses, including IBNR and loss expenses. The methods used to determine loss reserve estimates and to establish the resulting reserves are continually reviewed and updated by management. Any adjustments resulting therefrom are reflected in operating income currently. Because loss reserve estimates are subject to the outcome of future events, changes in estimates are unavoidable given that loss trends vary and time is often required for changes in trends to be recognized and confirmed. Reserve changes that increase previous estimates of ultimate cost are referred to as unfavorable or adverse development or reserve strengthening. Reserve changes that decrease previous estimates of ultimate cost are referred to as favorable development.

At December 31, 2006, General Insurance net loss reserves increased $5.15 billion from 2005 to $62.63 billion. The net loss reserves represent loss reserves reduced by reinsurance recoverables, net of an allowance for unrecoverable reinsurance and applicable discount for future investment income.

The following table classifies the components of the General Insurance net loss reserves by business unit as of December 31, 2006 and 2005.

(in millions)	**2006**	2005
DBG[(a)]	**$43,998**	$40,782
Transatlantic	**6,207**	5,690
Personal Lines[(b)]	**2,440**	2,578
Mortgage Guaranty	**460**	340
Foreign General[(c)]	**9,525**	8,086
Total Net Loss Reserve	**$62,630**	$57,476

(a) At December 31, 2006 and 2005, respectively, DBG loss reserves include approximately $3.33 billion and $3.77 billion ($3.66 billion and $4.26 billion, respectively, before discount), related to business written by DBG but ceded to AIRCO and reported in AIRCO's statutory filings. DBG loss reserves also include approximately $535 million and $407 million related to business included in AIUO's statutory filings at December 31, 2006 and 2005, respectively.

(b) At December 31, 2006 and 2005, respectively, Personal Lines loss reserves include $861 million and $878 million related to business ceded to DBG and reported in DBG's statutory filings.

(c) At December 31, 2006 and 2005, respectively, Foreign General loss reserves include approximately $2.87 billion and $2.15 billion related to business reported in DBG's statutory filings.

The DBG net loss reserve of $44.0 billion is comprised principally of the business of AIG subsidiaries participating in the American Home/National Union pool (11 companies) and the surplus lines pool (Lexington, Starr Excess Liability Insurance Company and Landmark Insurance Company).

Beginning in 1998, DBG ceded a quota share percentage of its other liability occurrence and products liability occurrence business to AIRCO. The quota share percentage ceded was 40 percent in 1998, 65 percent in 1999, 75 percent in 2000 and 2001, 50 percent in 2002 and 2003, 40 percent in 2004, 35 percent in 2005 and 20 percent in 2006 and covered all business written in these years for these lines by participants in the American Home/National Union pool. In 1998 the cession reflected only the other liability occurrence business, but in 1999 and subsequent years included products liability occurrence. AIRCO's loss reserves relating to these quota share cessions from DBG are recorded on a discounted basis. As of year-end 2006, AIRCO carried a discount of approximately $330 million applicable to the $3.66 billion in undiscounted reserves it assumed from the American Home/National Union pool via this quota share cession. AIRCO also carries approximately $467 million in net loss reserves relating to Foreign General insurance business. These reserves are carried on an undiscounted basis.

Beginning in 1997, the Personal Lines division ceded a percentage of all business written by the companies participating in the personal lines pool to the American Home/National Union pool. As noted above, the total reserves carried by participants in the American Home/National Union pool relating to this cession amounted to $861 million as of year-end 2006.

The companies participating in the American Home/National Union pool have maintained a participation in the business written by AIU for decades. As of year-end 2006, these AIU reserves carried by participants in the American Home/National Union pool amounted to approximately $2.87 billion. The remaining Foreign

General reserves are carried by AIUO, AIRCO, and other smaller AIG subsidiaries domiciled outside the United States. Statutory filings in the U.S. by AIG companies reflect all the business written by U.S. domiciled entities only, and therefore exclude business written by AIUO, AIRCO, and all other internationally domiciled subsidiaries. The total reserves carried at year-end 2006 by AIUO and AIRCO were approximately $4.57 billion and $3.80 billion, respectively. AIRCO's $3.80 billion in total general insurance reserves consists of approximately $3.33 billion from business assumed from the American Home/National Union pool and an additional $467 million relating to Foreign General Insurance business.

Discounting of Reserves

At December 31, 2006, AIG's overall General Insurance net loss reserves reflect a loss reserve discount of $2.26 billion, including tabular and non-tabular calculations. The tabular workers compensation discount is calculated using a 3.5 percent interest rate and the 1979-81 Decennial Mortality Table. The non-tabular workers compensation discount is calculated separately for companies domiciled in New York and Pennsylvania, and follows the statutory regulations for each state. For New York companies, the discount is based on a five percent interest rate and the companies' own payout patterns. For Pennsylvania companies, the statute has specified discount factors for accident years 2001 and prior, which are based on a six percent interest rate and an industry payout pattern. For accident years 2002 and subsequent, the discount is based on the yield of U.S. Treasury securities ranging from one to twenty years and the company's own payout pattern, with the future expected payment for each year using the interest rate associated with the corresponding Treasury security yield for that time period. The discount is comprised of the following: $662 million — tabular discount for workers compensation in DBG; $1.27 billion — non-tabular discount for workers compensation in DBG; and, $330 million — non-tabular discount for other liability occurrence and products liability occurrence in AIRCO. The total undiscounted workers compensation loss reserve carried by DBG is approximately $11.5 billion as of year-end 2006. The other liability occurrence and products liability occurrence business in AIRCO that is assumed from DBG is discounted based on the yield of U.S. Treasury securities ranging from one to twenty years and the DBG payout pattern for this business. The undiscounted reserves assumed by AIRCO from DBG totaled approximately $3.66 billion at December 31, 2006.

Results of 2006 Reserving Process

Management believes that the General Insurance net loss reserves are adequate to cover General Insurance net losses and loss expenses as of December 31, 2006. While AIG regularly reviews the adequacy of established loss reserves, there can be no assurance that AIG's ultimate loss reserves will not develop adversely and materially exceed AIG's loss reserves as of December 31, 2006. In the opinion of management, such adverse development and resulting increase in reserves is not likely to have a material adverse effect on AIG's consolidated financial condition, although it could have a material adverse effect on AIG's consolidated results of operations for an individual reporting period. See also Item 1A. Risk Factors — Casualty Insurance and Underwriting Reserves.

The following table presents the reconciliation of net loss reserves for 2006, 2005 and 2004 as follows:

(in millions)	**2006**	2005	2004
Net reserve for losses and loss expenses at beginning of year	**$57,476**	$47,254	$36,228
Foreign exchange effect	**741**	(628)	524
Acquisition[(a)]	**55**	—	—
Losses and loss expenses incurred:			
Current year	**27,805**	28,426	26,793
Prior years, other than accretion of discount	**(53)**	4,680[(b)]	3,187[(c)]
Prior years, accretion of discount	**300**	(15)	377
Losses and loss expenses incurred	**28,052**	33,091	30,357
Losses and loss expenses paid:			
Current year	**8,368**	7,331	7,692
Prior years	**15,326**	14,910	12,163
Losses and loss expenses paid	**23,694**	22,241	19,855
Net reserve for losses and loss expenses at end of year	**$62,630**	$57,476	$47,254

(a) Reflects the opening balance with respect to the acquisition of the Central Insurance Co., Ltd. in the third quarter of 2006.

(b) Includes fourth quarter charge of $1.8 billion.

(c) Includes fourth quarter charge of $850 million attributable to the change in estimate for asbestos and environmental exposures.

The following tables summarize development, (favorable) or unfavorable, of incurred losses and loss expenses for prior years (other than accretion of discount):

(in millions)	**2006**	2005	2004
Prior Accident Year Development by Reporting Unit:			
DBG	**$ 110**	$4,871	$2,857
Personal Lines	**(111)**	14	75
UGC	**(115)**	(103)	(102)
Foreign General	**(118)**	(371)	40
Sub total	**(234)**	4,411	2,870
Transatlantic	**181**	269	317
Prior years, other than accretion of discount	**$ (53)**	$4,680	$3,187

(in millions)	2006	2005	2004
Prior Accident Year Development by Major Class of Business:			
Excess casualty (DBG)	**$ 102**	$ 1,191	$ 1,240
D&O and related management liability (DBG)	**(20)**	1,627	930
Excess workers compensation (DBG)	**74**	983	279
Reinsurance (Transatlantic)	**181**	269	317
Asbestos and environmental (primarily DBG)	**208**	930	1,006
All other, net	**(598)**	(320)	(585)
Prior years, other than accretion of discount	**$ (53)**	$ 4,680	$ 3,187

	Calendar Year		
(in millions)	2006	2005	2004
Prior Accident Year Development by Accident Year:			
2005	**$(1,576)**		
2004	**(511)**	$(3,853)	
2003	**(212)**	(63)	$(1,483)
2002	**373**	1,360	69
2001	**29**	1,749	1,123
2000	**338**	1,323	760
1999	**382**	944	693
1998	**41**	605	536
1997	**197**	281	174
1996 & Prior	**886**	2,334	1,315
Prior years, other than accretion of discount	**$ (53)**	$ 4,680	$ 3,187

The loss ratios recorded by AIG for 2006 took into account the results of the comprehensive reserve reviews that were completed in the fourth quarter of 2005. AIG's year-end 2005 reserve review reflected careful consideration of the reserve analyses prepared by AIG's internal actuarial staff with the assistance of third party actuaries. In determining the appropriate loss ratios for accident year 2006 for each class of business, AIG gave consideration to the loss ratios resulting from the 2005 reserve analyses as well as all other relevant information including rate changes, expected changes in loss costs, changes in coverage, reinsurance or mix of business, and other factors that may affect the loss ratios.

In 2006, AIG enhanced its process of determining the quarterly loss development from prior accident years. In the first quarter of 2006, AIG began conducting additional analyses to determine the change in estimated ultimate loss for each accident year for each profit center. For example, if loss emergence for a profit center is different than expected for certain accident years, the actuaries now take additional steps to examine the indicated effect such emergence would have on the reserves of that profit center. In some cases, the higher or lower than expected emergence may result in no clear change in the ultimate loss estimate for the accident years in question, and no adjustment would be made to the profit center's reserves for prior accident years. In other cases, the higher or lower than expected emergence may result in a larger change, either favorable or unfavorable, than the difference between the actual and expected loss emergence. Such additional analyses were conducted for each profit center, as appropriate, in the first, second and third quarters of 2006 to determine the loss development from prior accident years for the first, second and third quarters of 2006. As part of its quarterly reserving process, AIG also considers notices of claims received with respect to emerging issues, such as those related to stock option backdating. In the fourth quarter of 2006, a comprehensive loss reserve review was completed for each AIG general insurance subsidiary. The prior accident year loss reserve development shown in the tables above for 2006 reflects the results of these comprehensive reviews, including the effect of actual loss emergence in the fourth quarter of 2006.

In 2006, net loss development from prior accident years was favorable by approximately $53 million, including approximately $198 million in net adverse development from asbestos and environmental reserves resulting from the updated ground up analysis of these exposures in the fourth quarter of 2006; approximately $103 million of adverse development pertaining to the major hurricanes in 2004 and 2005; and $181 million of adverse development from the general reinsurance operations of Transatlantic; and excluding approximately $300 million from accretion of loss reserve discount. Excluding the fourth quarter asbestos and environmental reserve increase, catastrophes and Transatlantic, as well as accretion of discount, net loss development in 2006 from prior accident years was favorable by approximately $535 million. The overall favorable development of $53 million consisted of approximately $2.30 billion of favorable development from accident years 2003 through 2005, partially offset by approximately $2.25 billion of adverse development from accident years 2002 and prior. For 2006, most classes of AIG's business continued to experience favorable development for accident years 2003 through 2005. The adverse development from accident years 2002 and prior reflected development from excess casualty, workers compensation, excess workers compensation, and post-1986 environmental liability classes of business, all within DBG, from asbestos reserves within DBG and Foreign General, and from Transatlantic.

For 2005, net loss development from prior accident years was adverse by approximately $4.68 billion, including approximately $269 million from the general reinsurance operations of Transatlantic. This $4.68 billion adverse development in 2005 was comprised of approximately $8.60 billion for the 2002 and prior accident years, partially offset by favorable development for accident years 2003 and 2004 for most classes of business, with the notable exception of D&O. The adverse loss development for 2002 and prior accident years was attributable to approximately $4.0 billion of development from the D&O and related management liability classes of business, excess casualty, and excess workers compensation, and to approximately $900 million of adverse development from asbestos and environmental claims. The remaining portion of the adverse development from 2002 and

Management's Discussion and Analysis of Financial Condition and Results of Operations *Continued*

prior accident years included approximately $520 million related to Transatlantic with the balance spread across many other classes of business. Most classes of business produced favorable development for accident years 2003 and 2004, and adverse development for accident years 2001 and prior.

For 2004, AIG's overall net loss reserve development from prior accident years was an increase of approximately $3.19 billion, including approximately $317 million from the general reinsurance operations of Transatlantic and excluding approximately $377 million from accretion of loss reserve discount. This $3.19 billion adverse development in 2004 was comprised of approximately $4.67 billion of adverse development for the 2002 and prior accident years, partially offset by approximately $1.48 billion of favorable development for accident year 2003. The adverse development for the 2002 and prior accident years was primarily attributable to excess casualty, D&O and related management liability classes, and asbestos and environmental reserves, all within DBG, and also to Transatlantic. Most classes of business throughout AIG produced favorable development for accident year 2003.

The following is a discussion of the primary reasons for the development in 2006, 2005 and 2004 for those classes of business that experienced significant prior accident year developments during the three-year period. See Asbestos and Environmental Reserves below for a further discussion of asbestos and environmental reserves and developments.

Excess Casualty: Excess Casualty reserves experienced significant adverse loss development in 2004 and 2005, but in 2006 there was only a relatively minor amount of adverse development. The adverse development for all periods shown related principally to accident years 2000 and prior, and to a lesser extent 2001, and resulted from significant loss cost increases due to both frequency and severity of claims. The increase in loss costs resulted primarily from medical inflation, which increased the economic loss component of tort claims, advances in medical care, which extended the life span of severely injured claimants, and larger jury verdicts, which increased the value of severe tort claims. An additional factor affecting AIG's excess casualty experience in recent years has been the accelerated exhaustion of underlying primary policies for homebuilders. This has led to increased construction defect-related claims activity on AIG's excess policies. Many excess casualty policies were written on a multi-year basis in the late 1990s, which limited AIG's ability to respond to emerging market trends as rapidly as would otherwise be the case. In subsequent years, AIG responded to these emerging trends by increasing rates and implementing numerous policy form and coverage changes. This led to a significant improvement in experience beginning with accident year 2001.

In the year-end 2004 loss reserve review, AIG's actuaries responded to the adverse development for excess casualty by increasing the loss development factor assumptions. In the year-end 2004 reserve study, the development factors applicable to accident years 1998 and subsequent were increased by approximately 12 percent. In addition, the expected loss ratios for accident years 2002 and subsequent were increased to take into account the higher ultimate loss ratios for accident years 2001 and prior.

For the year-end 2005 loss reserve review, AIG's actuaries responded to the continuing adverse development by further increasing the loss development factors applicable to accident years 1999 and subsequent by approximately 5 percent. In addition, to more accurately estimate losses for construction defect-related claims, a separate review was performed by AIG claims staff for accounts with significant exposure to these claims.

For the year-end 2006 loss reserve review, AIG claims staff updated the separate review for accounts with significant exposure to construction defect-related claims in order to assist the actuaries in determining the proper reserve for this exposure. AIG's actuaries determined that no significant changes in the assumptions were required. Prior accident year loss development in 2006 was adverse by approximately $100 million, a relatively minor amount for this class of business. However, AIG continues to experience adverse development for this class for accident years prior to 2003.

Loss reserves pertaining to the excess casualty class of business are generally included in the Other liability occurrence line of business, with a small portion of the excess casualty reserves included in the Other liability claims made line of business, as presented in the table on page 37.

D&O and Related Management Liability Classes of Business: These classes of business experienced significant adverse development in 2004 and 2005, but experienced slightly favorable development in 2006. The adverse development in 2004 and 2005 related principally to accident years 2002 and prior. This adverse development resulted from significant loss cost escalation due to a variety of factors, including the following: the increase in frequency and severity of corporate bankruptcies; the increase in frequency of financial statement restatements; the sharp rise in market capitalization of publicly traded companies; and the increase in the number of initial public offerings, which led to an unprecedented number of IPO allocation/laddering suits in 2001. In addition, extensive utilization of multi-year policies during this period limited AIG's ability to respond to emerging trends as rapidly as would otherwise be the case. AIG experienced significant adverse loss development since 2002 as a result of these issues. AIG responded to this development with rate increases and policy form and coverage changes to better contain future loss costs in this class of business.

In the year-end 2004 loss reserve review, AIG's actuaries responded to the adverse development for D&O and related management liability classes by increasing the loss development factor assumptions. The development factors applicable to accident years 1997 and subsequent were increased by approximately 5 percent in the year-end 2004 reserve study. In addition, the expected loss ratios for accident years 2002 and subsequent were increased to take into account the higher ultimate loss ratios for accident years 2001 and prior. The loss ratios for the older accident years increased due to the combination of higher than expected loss development in the year and the increase in the loss development factor assumptions.

For the year-end 2005 loss reserve review, AIG's actuaries responded to the continuing adverse development by further increasing the loss development factor assumptions. The loss development factors applicable to 1997 and subsequent accident years were increased by approximately 4 percent. In addition, AIG's actuaries began to give greater weight to loss development methods for accident years 2002 and 2003, in order to more fully respond to the recent loss experience. AIG's claims staff also conducted a series of ground-up claim projections covering all open claims for this business through accident year 2004. AIG's actuaries benchmarked the loss reserve indications for all accident years through 2004 to these claim projections.

For the year-end 2006 loss reserve review, AIG's actuaries determined that no significant changes in the assumptions were required. Prior accident year loss development in 2006 was favorable by approximately $20 million, an insignificant amount for these classes. AIG's actuaries continued to benchmark the loss reserve indications to the ground up claim projections provided by AIG claims staff for this class of business. For the year-end 2006 loss reserve review, the ground up claim projections included all accident years through 2005.

Loss reserves pertaining to D&O and related management liability classes of business are included in the Other liability claims made line of business, as presented in the table on page 37.

Excess Workers Compensation: This class of business experienced significant adverse development in 2005, and a relatively minor amount of adverse development in 2006. The adverse development in 2005 related to 2002 and prior accident years. This adverse development resulted primarily from significant loss cost increases, primarily attributable to rapidly increasing medical inflation and advances in medical care, which increased the cost of covered medical care and extended the life span of severely injured workers. The effect of these factors on excess workers compensation claims experience is leveraged, as frequency is increased by the rising number of claims that reach the excess layers.

In response to the significantly adverse loss development in 2005, an additional study was conducted for the 2005 year-end actuarial reserve analysis for DBG pertaining to the selection of loss development factors for this class of business. Claims for excess workers compensation exhibit an exceptionally long-tail of loss development, running for decades from the date the loss is incurred. Thus, the adequacy of loss reserves for this class is sensitive to the estimated loss development factors, as such factors may be applied to many years of loss experience. In order to better estimate the tail development for this class, AIG claims staff conducted a claim-by-claim projection of the expected ultimate paid loss for each open claim for 1998 and prior accident years as these are the primary years from which the tail factors are derived. The objective of the study was to provide a benchmark against which loss development factors in the tail could be evaluated. The resulting loss development factors utilized by the actuaries in the year-end 2005 study reflected an increase of approximately 18 percent from the factors used in the prior year study without the benefit of the claims benchmark. In addition, the loss cost trend assumption for excess workers compensation was increased from approximately 2.5 percent to 6 percent for the 2005 study.

For the year-end 2006 loss reserve review, AIG claims staff updated the claim-by-claim projection for each open claim for accident years 1999 and prior. These updated claims projections were utilized by the actuaries as a benchmark for loss development factors in the year-end 2006 study. AIG's actuaries determined that no significant changes in the assumptions were required. Prior accident year development in 2006 was adverse by approximately $70 million, a relatively minor amount for this class.

Overview of Loss Reserving Process

The General Insurance loss reserves can generally be categorized into two distinct groups. One group is short-tail classes of business consisting principally of property, personal lines and certain casualty classes. The other group is long-tail casualty classes of business which includes excess and umbrella liability, D&O, professional liability, medical malpractice, workers compensation, general liability, products liability, and related classes.

Short-Tail Reserves

For operations writing short-tail coverages, such as property coverages, the process of recording quarterly loss reserves is generally geared toward maintaining an appropriate reserve for the outstanding exposure, rather than determining an expected loss ratio for current business. For example, the IBNR reserve required for a class of property business might be expected to approximate 20 percent of the latest year's earned premiums, and this level of reserve would generally be maintained regardless of the loss ratio emerging in the current quarter. The 20 percent factor would be adjusted to reflect changes in rate levels, loss reporting patterns, known exposure to unreported losses, or other factors affecting the particular class of business.

Long-Tail Reserves

Estimation of ultimate net losses and loss expenses (net losses) for long-tail casualty classes of business is a complex process and depends on a number of factors, including the class and volume of business involved. Experience in the more recent accident years of long-tail casualty classes of business shows limited statistical credibility in reported net losses because a relatively low proportion of net losses would be reported claims and expenses and an even smaller percentage would be net losses paid. Therefore, IBNR would constitute a relatively high proportion of net losses.

AIG's carried net long-tail loss reserves are tested using loss trend factors that AIG considers appropriate for each class of business. A variety of actuarial methods and assumptions is normally employed to estimate net losses for long-tail casualty classes of businesses. These methods ordinarily involve the use of loss trend factors intended to reflect the annual growth in loss costs from one accident year to the next. For the majority of long-tail casualty classes of business, net loss trend factors approximated five percent. Loss trend factors reflect many items including changes in claims handling, exposure and policy forms, current and future estimates of monetary inflation and social inflation and increases in litigation and awards. These factors are periodically reviewed and adjusted, as appropriate, to reflect emerging trends which are based upon past loss experience. Thus, many factors are implicitly considered in estimating the year to year growth in loss costs.

A number of actuarial assumptions are generally made in the review of reserves for each class of business. For longer tail classes of business, actuarial assumptions generally are made with respect to the following:

- Loss trend factors which are used to establish expected loss ratios for subsequent accident years based on the projected loss ratio for prior accident years.
- Expected loss ratios for the latest accident year (i.e., accident year 2006 for the year-end 2006 loss reserve analysis) and, in some cases for accident years prior to the latest accident year. The expected loss ratio generally reflects the projected loss ratio from prior accident years, adjusted for the loss trend (see above) and the effect of rate changes and other quantifiable factors on the loss ratio. For low-frequency, high-severity classes such as excess casualty, expected loss ratios generally are used for at least the three most recent accident years.
- Loss development factors which are used to project the reported losses for each accident year to an ultimate basis. Generally, the actual loss development factors observed from prior accident years would be used as a basis to determine the loss development factors for the subsequent accident years.

AIG records quarterly changes in loss reserves for each of its many General Insurance classes of business. The overall change in AIG's loss reserves is based on the sum of these classes of business changes. For most long-tail classes of business, the process of recording quarterly loss reserve changes involves determining the estimated current loss ratio for each class of coverage. This loss ratio is multiplied by the current quarter's net earned premium for that class of coverage to determine the current accident quarter's total estimated net incurred loss and loss expense. The change in loss reserves for the quarter for each class is thus the difference between the net incurred loss and loss expense, estimated as described above, and the net paid losses and loss expenses in the quarter. Also any change in estimated ultimate losses from prior accident years, either positive or negative, is reflected in the loss reserve for the current quarter.

Details of the Loss Reserving Process

The process of determining the current loss ratio for each class of business is based on a variety of factors. These include, but are not limited to, the following considerations: prior accident year and policy year loss ratios; rate changes; changes in coverage, reinsurance, or mix of business; and actual and anticipated changes in external factors affecting results, such as trends in loss costs or in the legal and claims environment. The current loss ratio for each class of business reflects input from actuarial, underwriting and claims staff and is intended to represent management's best estimate of the current loss ratio after reflecting all of the factors described above. At the close of each quarter, the assumptions underlying the loss ratios are reviewed to determine if the loss ratios based thereon remain appropriate. This process includes a review of the actual claims experience in the quarter, actual rate changes achieved, actual changes in coverage, reinsurance or mix of business, and changes in certain other factors that may affect the loss ratio. When this review suggests that the initially determined loss ratio is no longer appropriate, the loss ratio for current business is changed to reflect the revised assumptions.

A comprehensive annual loss reserve review is completed in the fourth quarter of each year for each AIG general insurance subsidiary. These reviews are conducted in full detail for each class of business for each subsidiary, and thus consist of hundreds of individual analyses. The purpose of these reviews is to confirm the appropriateness of the reserves carried by each of the individual subsidiaries, and therefore of AIG's overall carried reserves. The reserve analysis for each class of business is performed by the actuarial personnel who are most familiar with that class of business. In completing these detailed actuarial reserve analyses, the actuaries are required to make numerous assumptions, including the selection of loss development factors and loss cost trend factors. They are also required to determine and select the most appropriate actuarial methods to employ for each business class. Additionally, they must determine the appropriate segmentation of data from which the adequacy of the reserves can be most accurately tested. In the course of these detailed reserve reviews a point estimate of the loss reserve is determined. The sum of these point estimates for each class of business for each subsidiary provides an overall actuarial point estimate of the loss reserve for that subsidiary. The ultimate process by which the actual carried reserves are determined considers both the actuarial point estimate and numerous other internal and external factors including a qualitative assessment of inflation and other economic conditions in the United States and abroad, changes in the legal, regulatory, judicial and social environment, underlying policy pricing, terms and conditions, and claims handling. Loss reserve development can also be affected by commutations of assumed and ceded reinsurance agreements.

Actuarial Methods for Major Classes of Business

In testing the reserves for each class of business, a determination is made by AIG's actuaries as to the most appropriate actuarial methods. This determination is based on a variety of factors including the nature of the claims associated with the class of business, such as frequency or severity. Other factors considered include the loss development characteristics associated with the claims, the volume of claim data available for the applicable class, and the applicability of various actuarial methods to the class. In addition to determining the actuarial methods, the actuaries determine the appropriate loss reserve groupings of data. For example, AIG writes a great number of unique subclasses of professional liability. For pricing or other purposes, it is appropriate to evaluate the profitability of each subclass individually. However, for purposes of estimating the loss reserves for professional liability, it is appropriate to combine the subclasses into larger groups. The greater degree of credibility in the claims experience of the larger groups may outweigh the greater degree of homogeneity of the individual subclasses. This determination of data segmentation and actuarial methods is carefully considered for each class of business. The segmentation and actuarial methods chosen are those which together are expected to produce the most accurate estimate of the loss reserves.

Actuarial methods used by AIG for most long-tail casualty classes of business include loss development methods and expected loss ratio methods, including "Bornhuetter Ferguson" methods described below. Other methods considered include frequency/severity methods, although these are generally used by AIG more for pricing analysis than for loss reserve analysis. Loss development methods utilize the actual loss development patterns from prior accident years to project the reported losses to an ultimate basis for subsequent accident years. Loss development methods generally are most appropriate for classes of business which exhibit a stable pattern of loss development from one accident year to the next, and for which the components of the classes have similar development characteristics. For example, property exposures would generally not be combined into the same class as casualty exposures, and primary casualty exposures would generally not be combined into the same class as excess casualty exposures. Expected loss ratio methods are generally utilized by AIG where the reported loss data lacks sufficient credibility to utilize loss development methods, such as for new classes of business or for long-tail classes at early stages of loss development.

Expected loss ratio methods rely on the application of an expected loss ratio to the earned premium for the class of business to determine the loss reserves. For example, an expected loss ratio of 70 percent applied to an earned premium base of $10 million for a class of business would generate an ultimate loss estimate of $7 million. Subtracting any reported paid losses and loss expense would result in the indicated loss reserve for this class. "Bornhuetter Ferguson" methods are expected loss ratio methods for which the expected loss ratio is applied only to the expected unreported portion of the losses. For example, for a long-tail class of business for which only 10 percent of the losses are expected to be reported at the end of the accident year, the expected loss ratio would be applied to the 90 percent of the losses still unreported. The actual reported losses at the end of the accident year would be added to determine the total ultimate loss estimate for the accident year. Subtracting the reported paid losses and loss expenses would result in the indicated loss reserve. In the example above, the expected loss ratio of 70 percent would be multiplied by 90 percent. The result of 63 percent would be applied to the earned premium of $10 million resulting in an estimated unreported loss of $6.3 million. Actual reported losses would be added to arrive at the total ultimate losses. If the reported losses were $1 million, the ultimate loss estimate under the "Bornhuetter Ferguson" method would be $7.3 million versus the $7 million amount under the expected loss ratio method described above. Thus, the "Bornhuetter Ferguson" method gives partial credibility to the actual loss experience to date for the class of business. Loss development methods generally give full credibility to the reported loss experience to date. In the example above, loss development methods would typically indicate an ultimate loss estimate of $10 million, as the reported losses of $1 million would be estimated to reflect only 10 percent of the ultimate losses.

A key advantage of loss development methods is that they respond quickly to any actual changes in loss costs for the class of business. Therefore, if loss experience is unexpectedly deteriorating or improving, the loss development method gives full credibility to the changing experience. Expected loss ratio methods would be slower to respond to the change, as they would continue to give more weight to the expected loss ratio, until enough evidence emerged for the expected loss ratio to be modified to reflect the changing loss experience. On the other hand, loss development methods have the disadvantage of overreacting to changes in reported losses if in fact the loss experience is not credible. For example, the presence or absence of large losses at the early stages of loss development could cause the loss development method to overreact to the favorable or unfavorable experience by assuming it will continue at later stages of development. In these instances, expected loss ratio methods such as "Bornhuetter Ferguson" have the advantage of properly recognizing large losses without extrapolating unusual large loss activity onto the unreported portion of the losses for the accident year. AIG's loss reserve reviews for long-tail classes typically utilize a combination of both loss development and expected loss ratio methods. Loss development methods are generally given more weight for accident years and classes of business where the loss experience is highly credible. Expected loss ratio methods are given more weight where the reported loss experience is less credible, or is driven more by large losses. Expected loss ratio methods require sufficient information to determine the appropriate expected loss ratio. This information generally includes the actual loss ratios for prior accident years, and rate changes as well as underwriting or other changes which would affect the loss ratio. Further, an estimate of the loss cost trend or loss ratio trend is required in order to allow for the effect of inflation and other factors which may increase or otherwise change the loss costs from one accident year to the next.

Frequency/severity methods generally rely on the determination of an ultimate number of claims and an average severity for each claim for each accident year. Multiplying the estimated ultimate number of claims for each accident year by the expected average severity of each claim produces the estimated ultimate loss for the accident year. Frequency/severity methods generally require a sufficient volume of claims in order for the average severity to be predictable. Average severity for subsequent accident years is generally determined by applying an estimated annual loss cost trend to the estimated average claim severity from prior accident years. Frequency/severity methods have the advantage that ultimate claim counts can generally be estimated more quickly and accurately than can ultimate losses. Thus, if the average claim severity can be accurately estimated, these methods can more quickly respond to changes in loss experience than other methods. However, for average severity to be predictable, the class of business must consist of homogeneous types of claims for which loss severity trends from one year to the next are reasonably consistent. Generally these methods work best for high frequency, low severity classes of business such as personal auto. AIG utilizes these methods in pricing subclasses of professional liability. However, AIG does not generally utilize frequency/severity methods to test loss reserves, due to the general nature of AIG's reserves being applicable to lower frequency, higher severity commercial classes of business where average claim severity is volatile.

Excess Casualty: AIG generally uses a combination of loss development methods and expected loss ratio methods for excess casualty classes. Expected loss ratio methods are generally utilized for at least the three latest accident years, due to the relatively low credibility of the reported losses. The loss experience is generally reviewed separately for lead umbrella classes and for other excess classes, due to the relatively shorter tail for lead umbrella business. Automobile-related claims are generally reviewed separately from non-auto claims, due to the shorter tail nature of the automobile related claims. The expected loss ratios utilized for recent accident years are based on the projected ultimate loss ratios of prior years, adjusted for rate changes, estimated loss cost trends and all other changes that can be quantified. The estimated loss cost trend utilized in the year-end 2006 reviews averaged approximately 6 percent for excess casualty classes. Frequency/severity methods are generally not utilized as the vast majority of reported claims do not result in a claim payment. In addition, the average severity varies significantly from accident year to accident year due to large losses which characterize this class of business, as well as changing proportions of claims which do not result in a claim payment.

D&O: AIG generally utilizes a combination of loss development methods and expected loss ratio methods for D&O and related management liability classes of business. Expected loss ratio methods are given more weight in the two most recent accident years, whereas loss development methods are given more weight in more mature accident years. Beginning with the year-end 2005 loss reserve review, AIG's actuaries began to utilize claim projections provided by AIG claims staff as a benchmark for determining the indicated ultimate losses for accident years 2004 and prior. For the year end 2006 loss reserve review, claims projections for accident years 2005 and prior were utilized. In prior years, AIG's actuaries had utilized these claims projections as a benchmark for profitability studies for major classes of D&O and related management liability business. The track record of these claims projections has indicated a very low margin of error, thus providing support for their usage as a benchmark in determining the estimated loss reserve. These classes of business reflect claims made coverage, and losses are characterized by low frequency and high severity. Thus, the claim projections can produce an accurate overall indicator of the ultimate loss exposure for these classes by identifying and estimating all large losses. Frequency/severity methods are generally not utilized for these classes as the overall losses are driven by large losses more than by claim frequency. Severity trends have varied significantly from accident year to accident year.

Workers Compensation: AIG generally utilizes loss development methods for all but the most recent accident year. Expected loss ratio methods generally are given significant weight only in the most recent accident year. Workers compensation claims are generally characterized by high frequency, low severity, and relatively consistent loss development from one accident year to the next. AIG is a leading writer of workers compensation, and thus has sufficient volume of claims experience to utilize development methods. AIG does not believe frequency/severity methods are as appropriate, due to significant growth and changes in AIG's workers compensation business over the years. AIG generally segregates California business from other business in evaluating workers compensation reserves. Certain classes of workers compensation, such as construction, are also evaluated separately. Additionally, AIG writes a number of very large accounts which include workers compensation coverage. These accounts are generally priced by AIG actuaries, and to the extent appropriate, the indicated losses based on the pricing analysis may be utilized to record the initial estimated loss reserves for these accounts.

Excess Workers Compensation: AIG generally utilizes a combination of loss development methods and expected loss ratio methods. Loss development methods are given the greater weight for mature accident years such as 2000 and prior. Expected loss ratio methods are given the greater weight for the more recent accident years. Excess workers compensation is an extremely long-tail class of business, with loss emergence extending for decades. Therefore there is limited credibility in the reported losses for many of the more recent accident years. Beginning with the year-end 2005 loss reserve review, AIG's actuaries began to utilize claims projections provided by AIG claims staff to help determine the loss development factors for this class of business.

General Liability: AIG generally uses a combination of loss development methods and expected loss ratio methods for primary general liability or products liability classes. For certain classes of business with sufficient loss volume, loss development methods may be given significant weight for all but the most recent one or two accident years, whereas for smaller or more volatile classes of business, loss development methods may be given limited weight for the five or more most recent accident years. Expected loss ratio methods would be utilized for the more recent accident years for these classes. The loss experience for primary general liability business is generally reviewed at a level that is believed to provide the most appropriate data for reserve analysis. For example, primary claims made business is generally segregated from business written on an occurrence policy form. Additionally, certain subclasses, such as construction, are generally reviewed separately from business in other subclasses. Due to the fairly long-tail nature of general liability business, and the many subclasses that are reviewed individually, there is less credibility in the reported losses and increased reliance on expected loss ratio methods. AIG's actuaries generally do not utilize frequency/severity methods to test reserves for this business, due to significant changes and growth in AIG's general liability and products liability business over the years.

Commercial Automobile Liability: AIG generally utilizes loss development methods for all but the most recent accident year for commercial automobile classes of business. Expected loss ratio methods are generally given significant weight only in the most recent accident year. Frequency/severity methods are generally not utilized due to significant changes and growth in this business over the years.

Healthcare: AIG generally uses a combination of loss development methods and expected loss ratio methods for healthcare classes of business. The largest component of the healthcare business consists of coverage written for hospitals and other healthcare facilities. Reserves for excess coverage are tested separately from those for primary coverage. For primary coverages, loss development methods are generally given the majority of the weight for all but the latest three accident years, and are given some weight for all years other than the latest accident year. For excess coverages, expected loss methods are generally given all the weight for the latest three accident years, and are also given considerable weight for accident years prior to the latest three years. For other classes of healthcare coverage, an analogous weighting between loss development and expected loss ratio methods is utilized. The weights assigned to each method are those which are believed to result in the best combination of responsiveness and stability. Frequency/severity methods are sometimes utilized for pricing certain healthcare accounts or business. However, in testing loss reserves the business is generally combined into larger groupings to enhance the credibility of the loss experience. The frequency/severity methods that are applicable in pricing may not be appropriate for reserve testing and thus frequency/severity methods are not generally employed in AIG's healthcare reserve analyses.

Professional Liability: AIG generally uses a combination of loss development methods and expected loss ratio methods for professional liability classes of business. Loss development methods are used for the more mature accident years. Greater weight is given to expected loss ratio methods in the more recent accident years. Reserves are tested separately for claims made classes and classes written on occurrence policy forms. Further segmentations are made in a manner believed to provide the most appropriate balance between credibility and homogeneity of the data. Frequency/severity methods are used in pricing and profitability analyses for some classes of professional liability; however, for loss reserve testing, the need to enhance credibility generally results in classes that are not sufficiently homogenous to utilize frequency/severity methods.

Aviation: AIG generally uses a combination of loss development methods and expected loss ratio methods for aviation exposures. Aviation claims are not very long-tail in nature; however, they are driven by claim severity. Thus a combination of both development and expected loss ratio methods are used for all but the latest accident year to determine the loss reserves. Expected loss ratio methods are used to determine the loss reserves for the latest accident year. Frequency/severity methods are not employed due to the high severity nature of the claims and different mix of claims from year to year.

Personal Auto (Domestic): AIG generally utilizes frequency/severity methods and loss development methods for domestic personal auto classes. For many classes of business, greater reliance is placed on frequency/severity methods as claim counts emerge quickly for personal auto and allow for more immediate analysis of resulting loss trends and comparisons to industry and other diagnostic metrics.

Fidelity/Surety: AIG generally uses loss development methods for fidelity exposures for all but the latest accident year. Expected loss ratio methods are also given weight for the more recent accident years, and for the latest accident year they may be given 100 percent weight. For surety exposures, AIG generally uses the same method as for short-tail classes.

Mortgage Guaranty: AIG tests mortgage guaranty reserves using loss development methods, supplemented by an internal claim analysis by actuaries and staff who specialize in the mortgage guaranty business. The claim analysis projects ultimate losses for claims within each of several categories of default based on actual historical experience and is essentially a frequency/severity analysis for each category of default.

Short-Tail Classes: AIG generally uses either loss development methods or IBNR factor methods to set reserves for short-tail classes such as property coverages. Where a factor is used, it generally represents a percent of earned premium or other exposure measure. The factor is determined based on prior accident year experience. For example, the IBNR for a class of property coverage might be expected to approximate 20 percent of the latest year's earned premium. The factor is continually reevaluated in light of emerging claim experience as well as rate changes or other factors that could affect the adequacy of the IBNR factor being employed.

International: Business written by AIG's Foreign General Insurance sub-segment includes both long-tail and short-tail classes of business. For long-tail classes of business, the actuarial methods utilized would be analogous to those described above. However, the majority of business written by Foreign General Insurance is short-tail, high frequency and low severity in nature. For this business, loss development methods are generally employed to test the loss reserves. AIG maintains a data base of detailed historical premium and loss transactions in original currency for business written by Foreign General Insurance, thereby allowing AIG actuaries to determine the current reserves without any distortion from changes in exchange rates over time. In testing the Foreign General Insurance reserves, AIG's actuaries segment the data by region, country or class of business as appropriate to determine the optimal balance between homogeneity and credibility.

Loss Adjustment Expenses: AIG determines reserves for legal defense and cost containment loss adjustment expenses for each class of business by one or more actuarial methods. The methods generally include development methods analogous to those described for loss development methods. The developments could be based on either the paid loss adjustment expenses or the ratio of paid loss adjustment expenses to paid losses, or both. Other methods include the utilization of expected ultimate ratios of paid loss expense to paid losses, based on actual experience from prior accident years or from similar classes of business. AIG generally determines reserves for adjuster loss adjustment expenses based on calendar year ratios of adjuster expenses paid to losses paid for the particular class of business. AIG generally determines reserves for other unallocated loss adjustment expenses based on the ratio of the calendar year expenses paid to overall losses paid. This determination is generally done for all classes of business combined, and reflects costs of home office claim overhead as a percent of losses paid.

Catastrophes: Special analyses are conducted by AIG in response to major catastrophes in order to estimate AIG's gross and net loss and loss expense liability from the event. These analyses may include a combination of approaches, including modeling estimates, ground up claim analysis, loss evaluation reports from on-site field adjusters, and market share estimates.

AIG's loss reserve analyses do not calculate a range of loss reserve estimates. Because a large portion of the loss reserves from AIG's General Insurance business relates to longer-tail casualty classes of business driven by severity rather than frequency of claims, such as excess casualty and D&O, developing a range around loss reserve estimates would not be meaningful. Using the reserving methodologies described above, AIG's actuaries determine their best estimate of the required reserve and advise Management of that amount. AIG then adjusts its aggregate carried reserves as necessary so that the actual carried reserves as of December 31 reflect this best estimate.

Volatility of Reserve Estimates and Sensitivity Analyses

As described above, AIG uses numerous assumptions in determining its best estimate of reserves for each class of business. The importance of any specific assumption can vary by both class of business and accident year. If actual experience differs from key assumptions used in establishing reserves, there is potential for significant variation in the development of loss reserves, particularly for long-tail casualty classes of business such as excess casualty, D&O or workers compensation. Set forth below is a sensitivity analysis that estimates the effect on the loss reserve position of using alternative loss trend or loss development factor assumptions rather than those actually used in determining AIG's best estimates in the year-end loss reserve analyses for 2006. The analysis addresses each major class of business for which a material deviation to AIG's overall reserve position is believed reasonably possible, and uses what AIG believes is a reasonably likely range of potential deviation for each class. There can be no assurance, however, that actual reserve development will be consistent with either the original or the adjusted loss trend or loss development factor assumptions, or that other assumptions made in the reserving process will not materially affect reserve development for a particular class of business.

Excess Casualty: For the excess casualty class of business, the assumed loss cost trend was approximately six percent. After evaluating the historical loss cost trends from prior accident years since the early 1990s, in AIG's judgment, it is reasonably likely that actual loss cost trends applicable to the year-end 2006 loss reserve review for excess casualty will range from negative four percent to positive 16 percent, or approximately ten percent lower or higher than the assumption actually utilized in the year-end 2006 reserve review. A ten percent change in the assumed loss cost trend for excess casualty would cause approximately a $1.7 billion increase or a $1.2 billion decrease in the net loss and loss expense reserve for this class of business. It should be emphasized that the ten percent deviations are not considered the highest possible deviations that might be expected, but rather what is considered by AIG to reflect a reasonably likely range of potential deviation. Actual loss cost trends in the early 1990s were negative for several years, including amounts below the negative four percent cited above, whereas actual loss cost trends in the late 1990s ran well into the double digits for several years, including amounts greater than the 16 percent cited above. Thus, there can be no assurance that loss trends will not deviate by more than ten percent. The loss cost trend assumption is critical for the excess casualty class of business due the long-tail nature of the claims and therefore is applied across many accident years.

For the excess casualty class of business, the assumed loss development factors are also a key assumption. After evaluating the historical loss development factors from prior accident years since the early 1990s, in AIG's judgment, it is reasonably likely that actual loss development factors will range from approximately 3.25 percent below those actually utilized in the year-end 2006 reserve review to approximately ten percent above those factors actually utilized. If the loss development factor assumptions were changed by 3.25 percent and ten percent, respectively, the net loss reserves for the excess casualty class would decrease by approximately $450 million under the lower assumptions or increase by approximately $1.25 billion under the higher assumptions. Generally, actual historical loss development factors are used to project future loss development. However there can be no assurance that future loss development patterns will be the same as in the past, or that they will not deviate by more than the amounts illustrated above. Moreover, as excess casualty is a long-tail class of business, any deviation in loss cost trends or in loss development factors might not be discernible for an extended period of time subsequent to the recording of the initial loss reserve estimates for any accident year. Thus, there is the potential for the reserves with respect to a number of accident years to be significantly affected by changes in the loss cost trends or loss development factors that were initially relied upon in setting the reserves. These changes in loss trends or loss development factors could be attributable to changes in inflation or in the judicial environment, or in other social or economic conditions affecting claims. Thus, there is the potential for variations greater than the amounts cited above, either positively or negatively.

D&O and Related Management Liability Classes of Business: For D&O and related management liability classes of business, the assumed loss cost trend was approximately four percent. After evaluating the historical loss cost trends from prior accident years since the early 1990s, in AIG's judgment, it is reasonably likely that actual loss cost trends applicable to the year-end 2006 loss reserve review for these classes will range from negative 11 percent to positive 19 percent, or approximately 15 percent lower or higher than the assumption actually utilized in the year-end 2006 reserve review. A 15 percent change in the assumed loss cost trend for these classes would cause approximately a $625 million increase or a $550 million decrease in the net loss and loss expense reserves for these classes of business. It should be emphasized that the 15 percent deviations are not considered the highest possible deviations that might be expected, but rather what is considered by AIG to reflect a reasonably likely range of potential deviation. Actual loss cost trends for these classes in the early 1990s were negative for several years, including amounts below the negative 11 percent cited above, whereas actual loss cost trends in the late 1990s ran at nearly 50 percent per year for several years, vastly exceeding the 19 percent figure cited above. Because the D&O class of business has exhibited highly volatile loss trends from one accident year to the next, there is the possibility of an exceptionally high deviation.

For D&O and related management liability classes of business, the assumed loss development factors are also an important assumption but less critical than for excess casualty. Because these classes are written on a claims made basis, the loss reporting and development tail is much shorter than for excess casualty. However, the high severity nature of the claims does create the potential for significant deviations in loss development patterns from one year to the next. After evaluating the historical loss development factors for these classes of business for accident years since the early 1990s, in AIG's judgment, it is reasonably likely that actual loss development factors will range approximately five percent lower or higher than those factors actually utilized in the year-end 2006 loss reserve review for these classes. If the loss development factor assumptions were changed by five percent, the net loss reserves for these classes would be estimated to increase or decrease by approximately $200 million. As noted above for excess casualty, actual historical loss development factors are generally used to project future loss development. However, there can be no assurance that future loss development patterns will be the same as in the past, or that they will not deviate by more than the five percent.

Excess Workers Compensation: For excess workers compensation business, loss costs were trended at six percent per annum. After reviewing actual industry loss trends for the past ten years, in AIG's judgment, it is reasonably likely that actual loss cost trends applicable to the year-end 2006 loss reserve review for excess workers compensation will range five percent lower or higher than this estimated loss trend. A five percent change in the assumed loss cost trend would cause approximately a $350 million increase or a $225 million decrease in the net loss reserves for this business. It should be emphasized that the actual loss cost trend could vary significantly from this assumption, and there can be no assurance that actual loss costs will not deviate, perhaps materially, by greater than five percent.

For excess workers compensation business, the assumed loss development factors are a critical assumption. Excess workers compensation is an extremely long-tail class of business, with a much greater than normal uncertainty as to the appropriate loss development factors for the tail of the loss development. After evaluating the historical loss development factors for prior accident years since the 1980s, in AIG's judgment, it is reasonably likely that actual loss development factors will range approximately 15 percent lower or higher than those factors actually utilized in the year-end 2006 loss reserve review for excess workers compensation. If the loss development factor assumptions were changed by 15 percent, the net loss reserves for excess workers compensation would increase or decrease by approximately $600 million. Given the exceptionally long-tail for this class of business, there is the potential for actual deviations in the loss development tail to exceed the deviations assumed, perhaps materially.

Primary Workers Compensation: For primary workers compensation, the loss cost trend assumption is not believed to be material with respect to AIG's loss reserves. This is primarily because AIG's actuaries are generally able to use loss development projections for all but the most recent accident year's reserves, so there is limited need to rely on loss cost trend assumptions for primary workers compensation business.

However, for primary workers compensation business the loss development factor assumptions are important. Generally, AIG's actual historical workers compensation loss development factors would be expected to provide a reasonably accurate predictor of future loss development. However, workers compensation is a long-tail class of business, and AIG's business reflects a very significant volume of losses particularly in recent accident years due to growth of the business. After evaluating the actual historical loss developments since the 1980s for this business, in AIG's judgment, it is reasonably likely that actual loss development factors will fall within the range of approximately 2.75 percent below to 7.5 percent above those actually utilized in the year-end 2006 loss reserve review. If the loss development factor assumptions were changed by 2.75 percent and 7.5 percent, respectively, the net loss reserves for workers compensation would decrease or increase by approximately $525 million and $1.5 billion, respectively. It should be noted that loss emergence in 2006 for this class was higher than historical averages, resulting in an increase in loss reserves for prior accident years. However, it is too soon to ascertain if this increased emergence represents a new trend in the pattern of loss development. For this class of business, there can be no assurance that actual deviations from the expected loss development factors will not exceed the deviations assumed, perhaps materially.

Other Casualty Classes of Business: For casualty business other than the classes discussed above, there is generally some potential for deviation in both the loss cost trend and loss development factor assumptions. However, the effect of such deviations is expected to be less material when compared to the effect on the classes cited above.

Asbestos and Environmental Reserves

The estimation of loss reserves relating to asbestos and environmental claims on insurance policies written many years ago is subject to greater uncertainty than other types of claims due to inconsistent court decisions as well as judicial interpretations and legislative actions that in some cases have tended to broaden coverage beyond the original intent of such policies and in others have expanded theories of liability. The insurance industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with a continuing uncertainty in its efforts to quantify these exposures.

AIG continues to receive claims asserting injuries and damages from toxic waste, hazardous substances, and other environmental pollutants and alleged claims to cover the cleanup costs of hazardous waste dump sites, referred to collectively as environmental claims, and indemnity claims asserting injuries from asbestos.

The vast majority of these asbestos and environmental claims emanate from policies written in 1984 and prior years. Commencing in 1985, standard policies contained an absolute exclusion for pollution-related damage and an absolute asbestos exclusion was also implemented. The current environmental policies that AIG underwrites on a claims-made basis have been excluded from the analysis herein.

The majority of AIG's exposures for asbestos and environmental claims are excess casualty coverages, not primary coverages. Thus, the litigation costs are treated in the same manner as indemnity amounts. That is, litigation expenses are included within the limits of the liability AIG incurs. Individual significant claim liabilities, where future litigation costs are reasonably determinable, are established on a case-by-case basis.

Estimation of asbestos and environmental claims loss reserves is a subjective process and reserves for asbestos and environmental claims cannot be estimated using conventional reserving techniques such as those that rely on historical accident year loss development factors. The methods used to determine asbestos and environmental loss estimates and to establish the resulting reserves are continually reviewed and updated by management.

Significant factors which affect the trends that influence the asbestos and environmental claims estimation process are the inconsistent court resolutions and judicial interpretations which broaden the intent of the policies and scope of coverage. The current case law can be characterized as still evolving, and there is little likelihood that any firm direction will develop in the near future. Additionally, the exposures for cleanup costs of hazardous waste dump sites involve issues such as allocation of responsibility among potentially responsible parties and the government's refusal to release parties.

Due to this uncertainty, it is not possible to determine the future development of asbestos and environmental claims with the same degree of reliability as with other types of claims. Such future development will be affected by the extent to which courts continue to expand the intent of the policies and the scope of the coverage, as they have in the past, as well as by the changes in Superfund and waste dump site coverage and liability issues. If the asbestos and environmental reserves develop deficiently, such deficiency would have an adverse effect on AIG's future results of operations.

With respect to known asbestos and environmental claims, AIG established over a decade ago specialized toxic tort and environmental claims units, which investigate and adjust all such asbestos and environmental claims. These units evaluate these asbestos and environmental claims utilizing a claim-by-claim approach that involves a detailed review of individual policy terms and exposures. Because each policyholder presents different liability and coverage issues, AIG generally evaluates exposure on a policy-by-policy basis, considering a variety of factors such as known facts, current law, jurisdiction, policy language and other factors that are unique to each policy. Quantitative techniques have to be supplemented by subjective considerations, including management judgment. Each claim is reviewed at least semi-annually utilizing the aforementioned approach and adjusted as necessary to reflect the current information.

In both the specialized and dedicated asbestos and environmental claims units, AIG actively manages and pursues early resolution with respect to these claims in an attempt to mitigate its exposure to the unpredictable development of these claims. AIG attempts to mitigate its known long-tail environmental exposures by utilizing a combination of proactive claim-resolution techniques, including policy buybacks, complete environmental releases, compromise settlements, and, where indicated, litigation.

With respect to asbestos claims handling, AIG's specialized claims staff operates to mitigate losses through proactive handling, supervision and resolution of asbestos cases. Thus, while AIG has resolved all claims with respect to miners and major manufacturers (Tier One), its claims staff continues to operate under the same proactive philosophy to resolve claims involving accounts with products containing asbestos (Tier Two), products containing small amounts of asbestos, companies in the distribution process, and parties with remote, ill-defined involvement in asbestos (Tiers Three and Four). Through its commitment to appropriate staffing, training, and management oversight of asbestos cases, AIG mitigates to the extent possible its exposure to these claims.

To determine the appropriate loss reserve as of December 31, 2006 for its asbestos and environmental exposures, AIG performed a series of top-down and ground-up reserve analyses. In order to ensure it had the most comprehensive analysis possible, AIG engaged a third-party actuary to assist in a review of these exposures, including ground-up estimates for both asbestos reserves and environmental reserves consistent with the 2005 review. Prior to 2005, AIG's reserve analyses for asbestos and environmental exposures was focused around a report year projection of aggregate losses for both asbestos and environmental reserves. Additional tests such as market share analyses were also performed. Ground-up analyses take into account policyholder-specific and claim-specific information that has been gathered over many years from a variety of sources. Ground-up studies can thus more accurately assess the exposure to AIG's layers of coverage for each policyholder, and hence for all policyholders in the aggregate, provided a sufficient sample of the policyholders can be modeled in this manner.

In order to ensure its ground-up analyses were comprehensive, AIG staff produced in the 2006 analyses the information required at policy and claim level detail for over 1,000 asbestos defendants and nearly 1,000 environmental defendants. This represented over 95 percent of all accounts for which AIG had received any claim notice of any amount pertaining to asbestos or environmental exposure. AIG did not set any minimum thresholds, such as amount of case reserve outstanding, or paid losses to date, that would have served to reduce the sample size and hence the comprehensiveness of the ground-up analysis. The results of the ground-up analysis for each significant account were examined by AIG's claims staff for reasonableness, for consistency with policy coverage terms, and any claim settlement terms applicable. Adjustments were incorporated accordingly. The results from the universe of modeled accounts, which as noted above reflects the vast majority of AIG's known exposures, were then utilized to estimate the ultimate losses from accounts or exposures that could not be modeled and to determine the appropriate provision for all unreported claims.

AIG conducted a comprehensive analysis of reinsurance recoverability to establish the appropriate asbestos and environmental reserve net of reinsurance. AIG determined the amount of reinsurance that would be ceded to insolvent reinsurers or to commuted reinsurance contracts for both reported claims and for IBNR. These amounts were then deducted from the indicated amount of reinsurance recoverable. The year-end 2006 analysis reflected an update to the comprehensive analysis of reinsurance recoverability that was first completed in 2005. All asbestos accounts for which there was a significant change in estimated losses in the 2006 review were analyzed to determine the appropriate reserve net of reinsurance.

AIG also completed a top-down report year projection of its indicated asbestos and environmental loss reserves. These projections consist of a series of tests performed separately for asbestos and for environmental exposures.

For asbestos, these tests project the expected losses to be reported over the next twenty years, i.e., from 2007 through 2026, based on the actual losses reported through 2006 and the expected future loss emergence for these claims. Three scenarios were tested, with a series of assumptions ranging from more optimistic to more conservative. In the first scenario, all carried asbestos case reserves are assumed to be within ten percent of their ultimate settlement value. The second scenario relies on an actuarial projection of report year development for asbestos claims reported from 1993 to the present to estimate case reserve adequacy as of year-end 2006. The third scenario relies on an actuarial projection of report year claims for asbestos but reflects claims reported from 1989 to the present to estimate case reserve adequacy as of year-end 2006. Based on the results of the prior report years for each of the three scenarios described above, the report year approach then projects forward to the year 2026 the expected future report year losses, based on AIG's estimate of reasonable loss trend assumptions. These calculations are performed on losses gross of reinsurance. The IBNR (including a provision for development of reported claims) on a net basis is based on applying a factor reflecting the expected ratio of net losses to gross losses for future loss emergence.

For environmental claims, an analogous series of frequency/severity tests are produced. Environmental claims from future report years, (i.e., IBNR) are projected out ten years, i.e., through the year 2016.

At year-end 2006, AIG considered a number of factors and recent experience in addition to the results of the respective top-down and ground-up analyses performed for asbestos and environmental reserves. AIG considered the significant uncertainty that remains as to AIG's ultimate liability relating to asbestos and environmental claims. This uncertainty is due to several factors including:

- The long latency period between asbestos exposure and disease manifestation and the resulting potential for involvement of multiple policy periods for individual claims;
- The increase in the volume of claims by currently unimpaired plaintiffs;
- Claims filed under the non-aggregate premises or operations section of general liability policies;
- The number of insureds seeking bankruptcy protection and the effect of prepackaged bankruptcies;
- Diverging legal interpretations; and
- With respect to environmental claims, the difficulty in estimating the allocation of remediation cost among various parties.

After carefully considering the results of the ground-up analysis, which AIG updates on an annual basis, as well as all of the above factors, including the recent report year experience, AIG determined its best estimate was to recognize an increase of $256 million in its carried net asbestos reserves, and a decrease of $58 million in its carried net environmental reserves at December 31, 2006. The corresponding changes in gross reserves were an increase of approximately $570 million for asbestos and a decrease of approximately $230 million for environmental, respectively. A minor amount of additional incurred loss emergence pertaining to asbestos was reflected in 2006, primarily attributable to the general reinsurance operations of Transatlantic. The majority of the increase in asbestos reserves resulting from the 2006 review is attributable to higher than expected emergence of claims pertaining to new asbestos policy exposures. A significant portion of this increase pertains to higher layers of excess coverage for certain major asbestos defendants on business written by DBG. Approximately $80 million of the overall $256 million net asbestos reserve increase is attributable to business written by Foreign General, approximately $30 million of which is in turn ceded to DBG. In 2006, Foreign General enhanced its capability to identify asbestos exposures, resulting in the identification of additional asbestos defendants in 2006, as well as higher layers of exposure for certain existing defendants. As described above, the ground up analysis as of 2006 now models over 1,000 asbestos defendants and over 95 percent of all known reported asbestos claims.

The decrease in environmental reserves resulting from the 2006 review is primarily attributable to favorable loss trends in recent report years. These favorable trends resulted in a reduced expectation of unreported claims, i.e., IBNR, for future report years.

Management's Discussion and Analysis of Financial Condition and Results of Operations *Continued*

A summary of reserve activity, including estimates for applicable IBNR, relating to asbestos and environmental claims separately and combined at December 31, 2006, 2005 and 2004 appears in the table below. The vast majority of such claims arise from policies written in 1984 and prior years. The current environmental policies that AIG underwrites on a claims-made basis have been excluded from the table below.

(in millions)	2006		2005		2004	
	Gross	Net	Gross	Net	Gross	Net
Asbestos:						
Reserve for losses and loss expenses at beginning of year	**$4,441**	**$1,840**	$2,559	$1,060	$1,235	$ 386
Losses and loss expenses incurred[(a)]	**571**	**267**	2,207[(b)]	903[(b)]	1,595[(b)]	772[(b)]
Losses and loss expenses paid[(a)]	**(548)**	**(218)**	(325)	(123)	(271)	(98)
Reserve for losses and loss expenses at end of year	**$4,464**	**$1,889**	$4,441	$1,840	$2,559	$1,060
Environmental:						
Reserve for losses and loss expenses at beginning of year	**$ 926**	**$ 410**	$ 974	$ 451	$ 789	$ 283
Losses and loss expenses incurred[(a)]	**(232)**	**(59)**	47[(c)]	27[(c)]	314[(c)]	234[(c)]
Losses and loss expenses paid[(a)]	**(106)**	**(61)**	(95)	(68)	(129)	(66)
Reserve for losses and loss expenses at end of year	**$ 588**	**$ 290**	$ 926	$ 410	$ 974	$ 451
Combined:						
Reserve for losses and loss expenses at beginning of year	**$5,367**	**$2,250**	$3,533	$1,511	$2,024	$ 669
Losses and loss expenses incurred[(a)]	**339**	**208**	2,254[(d)]	930[(d)]	1,909[(d)]	1,006[(d)]
Losses and loss expenses paid[(a)]	**(654)**	**(279)**	(420)	(191)	(400)	(164)
Reserve for losses and loss expenses at end of year	**$5,052**	**$2,179**	$5,367	$2,250	$3,533	$1,511

(a) All amounts pertain to policies underwritten in prior years, primarily to policies issued in 1984 and prior.

(b) Includes increases to gross losses and loss expense reserves of $2.0 billion and $1.2 billion in the fourth quarter of 2005 and 2004, respectively, and increases to net losses and loss expense reserves of $843 million and $650 million for the fourth quarter of 2005 and 2004, respectively.

(c) Includes increases to gross losses and loss expense reserves of $56 million and $250 million in the fourth quarter of 2005 and 2004, respectively, and increases to net losses and loss expense reserves of $30 million and $200 million for the fourth quarter of 2005 and 2004, respectively.

(d) Includes increases to gross losses and loss expense reserves of $2.0 billion and $1.5 billion in the fourth quarter of 2005 and 2004, respectively, and increases to net losses and loss expense reserves of $873 million and $850 million for the fourth quarter of 2005 and 2004, respectively.

As indicated in the table above, asbestos loss payments increased significantly in 2006 compared to the prior years, primarily as a result of payments pertaining to settlements that had been negotiated in earlier periods.

The gross and net IBNR included in the reserve for losses and loss expenses, relating to asbestos and environmental claims separately and combined, at December 31, 2006, 2005 and 2004 were estimated as follows:

(in millions)	2006		2005		2004	
	Gross	Net	Gross	Net	Gross	Net
Asbestos	**$3,212**	**$1,469**	$3,401	$1,465	$2,033	$ 876
Environmental	**340**	**173**	586	266	606	284
Combined	**$3,552**	**$1,642**	$3,987	$1,731	$2,639	$1,160

A summary of asbestos and environmental claims count activity for the years ended December 31, 2006, 2005 and 2004 was as follows:

	2006			2005			2004		
	Asbestos	Environmental	Combined	Asbestos	Environmental	Combined	Asbestos	Environmental	Combined
Claims at beginning of year	**7,293**	**9,873**	**17,166**	7,575	8,216	15,791	7,474	8,852	16,326
Claims during year:									
Opened	**643**	**1,383**	**2,026**	854	5,253*	6,107	909	2,592	3,501
Settled	**(150)**	**(155)**	**(305)**	(67)	(219)	(286)	(100)	(279)	(379)
Dismissed or otherwise resolved	**(908)**	**(1,659)**	**(2,567)**	(1,069)	(3,377)	(4,446)	(708)	(2,949)	(3,657)
Claims at end of year	**6,878**	**9,442**	**16,320**	7,293	9,873	17,166	7,575	8,216	15,791

* *The opened claims count increased substantially during 2005 compared to 2004 because a court ruling led AIG to report separate opened claims for previously pending cases relating to alleged MTBE exposures that AIG previously had counted in the aggregate as only a single claim on the assumption that the cases would be consolidated into a single federal court proceeding.*

Survival Ratios — Asbestos and Environmental

The following table presents AIG's survival ratios for asbestos and environmental claims for year-end 2006, 2005 and 2004. The survival ratio is derived by dividing the year end carried loss reserve by the average payments for the three most recent calendar years for these claims. Therefore, the survival ratio is a simplistic measure estimating the number of years it would be before the current ending loss reserves for these claims would be paid off using recent year average payments. The December 31, 2006 survival ratio is lower than the ratio at December 31, 2005 because the more recent periods included in the rolling average reflect higher claims payments. Many factors, such as aggressive settlement procedures, mix of business and level of coverage provided, have a significant effect on the amount of asbestos and environmental reserves and payments and the resultant survival ratio. Thus, caution should be exercised in attempting to determine reserve adequacy for these claims based simply on this survival ratio.

AIG's survival ratios for asbestos and environmental claims, separately and combined were based upon a three-year average payment. These ratios for the years ended December 31, 2006, 2005 and 2004 were as follows:

	Gross	Net
2006		
Survival ratios:		
Asbestos	**11.7**	**12.9**
Environmental	**5.3**	**4.5**
Combined	**10.3**	**10.3**
2005		
Survival ratios:		
Asbestos	15.9	19.8
Environmental	6.9	6.2
Combined	13.0	14.2
2004		
Survival ratios:		
Asbestos	10.7	13.5
Environmental	6.5	6.8
Combined	9.1	10.5

Life Insurance & Retirement Services Operations

AIG's Life Insurance & Retirement Services subsidiaries offer a wide range of insurance and retirement savings products both domestically and abroad.

Domestically, AIG's Life Insurance & Retirement Services operations offer a broad range of protection products, such as life insurance and group life and health products, including disability income products and payout annuities, which include single premium immediate annuities, structured settlements and terminal funding annuities. Home service operations include an array of life insurance, accident and health and annuity products sold primarily through career agents. In addition, home service includes a small block of runoff property and casualty coverage. Retirement services include group retirement products, individual fixed and variable annuities sold through banks, broker-dealers and exclusive sales representatives, and annuity runoff operations, which include previously acquired "closed blocks" and other fixed and variable annuities largely sold through distribution relationships that have been discontinued.

Overseas, AIG's Life Insurance & Retirement Services operations include insurance and investment-oriented products such as whole and term life, investment linked, universal life and endowments, personal accident and health products, group products including pension, life and health, and fixed and variable annuities.

AIG's Life Insurance & Retirement Services subsidiaries report their operations through the following major internal reporting units and business units:

Foreign Life Insurance & Retirement Services

Japan and Other*

- ALICO
- AIG Star Life
- AIG Edison Life

Asia

- AIA
- Nan Shan
- AIRCO
- Philamlife

Domestic Life Insurance

- AIG American General
- USLIFE
- AGLA

Domestic Retirement Services

- VALIC
- AIG Annuity
- AIG SunAmerica

* Japan and Other consists of all operations in Japan and the operations of ALICO and its subsidiaries worldwide.

Life Insurance & Retirement Services Results

Life Insurance & Retirement Services results for 2006, 2005 and 2004 were as follows:

(in millions)	GAAP Premiums	Net Investment Income	Realized Capital Gains (Losses)	Total Revenues	Operating Income
2006					
Foreign Life Insurance & Retirement Services	**$24,036**	**$ 9,173**	**$ 707**	**$33,916**	**$ 6,792**
Domestic Life Insurance	**5,543**	**3,778**	**(215)**	**9,106**	**917**
Domestic Retirement Services	**1,057**	**6,488**	**(404)**	**7,141**	**2,323**
Total	**$30,636**	**$19,439**	**$ 88**	**$50,163**	**$10,032**
2005					
Foreign Life Insurance & Retirement Services	$23,016	$ 8,175	$ 84	$31,275	$ 5,245
Domestic Life Insurance	5,447	3,733	35	9,215	1,495
Domestic Retirement Services	937	6,226	(277)	6,886	2,164
Total	$29,400	$18,134	$(158)	$47,376	$ 8,904
2004					
Foreign Life Insurance & Retirement Services	$21,917	$ 5,834	$ 372	$28,123	$ 4,848
Domestic Life Insurance	5,376	3,459	(120)	8,715	1,023
Domestic Retirement Services	795	5,976	(207)	6,564	2,054
Total	$28,088	$15,269	$ 45	$43,402	$ 7,925

The following table presents the Insurance In-force for Life Insurance & Retirement Services for the years ended December 31, 2006, 2005 and 2004:

	Years Ended December 31,		
(in millions)	**2006**	2005	2004
Foreign	**$1,162,699**	$1,027,682	$1,085,843
Domestic*	**907,901**	825,151	772,251
Total	**$2,070,600**	$1,852,833	$1,858,094

* *Domestic insurance in-force for 2005 includes the effect of the non-renewal of a single large group life case of $36 billion.*

2006 and 2005 Comparison

Life Insurance & Retirement Service revenues increased $2.8 billion in 2006, to $50.2 billion. The increased revenues reflect growth in the underlying global Life Insurance & Retirement Services businesses. Revenues include the positive effect of out of period adjustments related to the accounting for certain interests in unit investment trusts totaling $240 million in 2006. Operating income grew by $1.1 billion from 2005, to $10.0 billion, reflecting higher revenues and out of period reductions of policy benefits expense of $163 million resulting from corrections of par policyholder dividend reserves and allocations between participating and non-participating accounts, both of which were related to remediation efforts. Net investment income increased $1.3 billion, reflecting growth in the underlying global business and the related increased level of invested assets. Realized capital gains increased $246 million in 2006 compared to 2005. In addition, operating income in 2006 includes charges of $125 million for the adverse Superior National arbitration ruling (see Note 12(c) of Notes to Consolidated Financial Statements) and $66 million related to the exiting of the domestic financial institutions credit life business.

2005 and 2004 Comparison

Life Insurance & Retirement Services revenues, including realized capital losses of $158 million, grew $4.0 billion to $47.4 billion. The increase in revenues reflects growth in the underlying global Life Insurance & Retirement Services businesses. Operating income grew $979 million in 2005, reflecting growth in both domestic and overseas operations. In 2005, the Domestic Life Insurance reporting unit performed well in its life insurance and payout annuities businesses, but results were offset by restructuring efforts in both home services and group life/health. The Domestic Retirement Services reporting unit faced a challenging environment in 2005, resulting in lower deposits and increased surrender rates. The Foreign Life Insurance & Retirement Services reporting unit had improved operating income in 2005 helped by higher net investment income, lower acquisition and operating expenses in life insurance and strong growth in annuities, partially offset by lower realized capital gains and higher incurred policy benefit costs.

Foreign Life Insurance & Retirement Services Results

Foreign Life Insurance & Retirement Services results for 2006, 2005 and 2004 were as follows:

(in millions)	GAAP Premiums	Net Investment Income	Realized Capital Gains (Losses)	Total Revenues	Operating Income
2006					
Japan and Other:					
Life insurance[a]	**$ 4,769**	**$1,696**	**$316**	**$ 6,781**	**$1,725**
Personal accident	**3,957**	**162**	**49**	**4,168**	**1,122**
Group products	**1,740**	**541**	**13**	**2,294**	**272**
Individual fixed annuities	**337**	**1,930**	**28**	**2,295**	**553**
Individual variable annuities	**173**	**325**	**—**	**498**	**60**
Total	**$10,976**	**$4,654**	**$406**	**$16,036**	**$3,732**
Asia:					
Life insurance[b]	**$10,949**	**$4,188**	**$258**	**$15,395**	**$2,516**
Personal accident	**1,561**	**123**	**6**	**1,690**	**337**
Group products	**486**	**107**	**34**	**627**	**178**
Individual fixed annuities	**63**	**97**	**3**	**163**	**27**
Individual variable annuities	**1**	**4**	**—**	**5**	**2**
Total	**$13,060**	**$4,519**	**$301**	**$17,880**	**$3,060**
Total Foreign Life Insurance & Retirement Services:					
Life insurance[a][b]	**$15,718**	**$5,884**	**$574**	**$22,176**	**$4,241**
Personal accident	**5,518**	**285**	**55**	**5,858**	**1,459**
Group products	**2,226**	**648**	**47**	**2,921**	**450**
Individual fixed annuities	**400**	**2,027**	**31**	**2,458**	**580**
Individual variable annuities	**174**	**329**	**—**	**503**	**62**
Total	**$24,036**	**$9,173**	**$707**	**$33,916**	**$6,792**
2005					
Japan and Other:					
Life insurance	$ 4,852	$1,752	$ (52)	$ 6,552	$1,280
Personal accident	3,788	137	(15)	3,910	1,051
Group products	1,473	535	(34)	1,974	191
Individual fixed annuities	292	1,672	29	1,993	390
Individual variable annuities	97	767	—	864	47
Total	$10,502	$4,863	$ (72)	$15,293	$2,959
Asia:					
Life insurance	$10,779	$3,056	$146	$13,981	$1,907
Personal accident	1,214	118	(15)	1,317	241
Group products	452	78	25	555	131
Individual fixed annuities	69	56	—	125	8
Individual variable annuities	—	4	—	4	(1)
Total	$12,514	$3,312	$156	$15,982	$2,286
Total Foreign Life Insurance & Retirement Services:					
Life insurance	$15,631	$4,808	$ 94	$20,533	$3,187
Personal accident	5,002	255	(30)	5,227	1,292
Group products	1,925	613	(9)	2,529	322
Individual fixed annuities	361	1,728	29	2,118	398
Individual variable annuities	97	771	—	868	46
Total	$23,016	$8,175	$ 84	$31,275	$5,245

Management's Discussion and Analysis of Financial Condition and Results of Operations *Continued*

(in millions)	GAAP Premiums	Net Investment Income	Realized Capital Gains (Losses)	Total Revenues	Operating Income
2004					
Japan and Other:					
Life insurance	$ 4,469	$1,371	$(134)	$ 5,706	$1,079
Personal accident	3,307	96	16	3,419	932
Group products	1,229	378	(42)	1,565	133
Individual fixed annuities	312	1,011	4	1,327	236
Individual variable annuities	68	142	—	210	13
Total	$ 9,385	$2,998	$(156)	$12,227	$2,393
Asia:					
Life insurance	$10,469	$2,676	$ 497	$13,642	$2,098
Personal accident	994	83	17	1,094	260
Group products[(c)]	986	53	14	1,053	90
Individual fixed annuities	83	23	—	106	7
Individual variable annuities	—	1	—	1	—
Total	$12,532	$2,836	$ 528	$15,896	$2,455
Total Foreign Life Insurance & Retirement Services:					
Life insurance	$14,938	$4,047	$ 363	$19,348	$3,177
Personal accident	4,301	179	33	4,513	1,192
Group products[(c)]	2,215	431	(28)	2,618	223
Individual fixed annuities	395	1,034	4	1,433	243
Individual variable annuities	68	143	—	211	13
Total	$21,917	$5,834	$ 372	$28,123	$4,848

(a) Includes the effect of out of period adjustments related to the accounting for certain interests in unit investment trusts. For 2006, the effect was an increase of $32 million in both net investment income and operating income.

(b) Includes the effect of out of period adjustments related to the accounting for certain interests in unit investment trusts. For 2006, the effect was an increase of $208 million and $137 million in net investment income and operating income, respectively. Operating income also includes an out of period reduction in participating policyholder dividend reserves of $163 million, primarily as a result of tax remediation adjustments.

(c) Revenues include approximately $640 million of premiums from a single reinsurance transaction involving terminal funding business, which is offset by a similar increase of benefit reserves.

AIG transacts business in most major foreign currencies and therefore premiums reported in U.S. dollars vary by volume and from changes in foreign currency translation rates. The following table summarizes the effect of changes in foreign currency exchange rates on the growth of the Foreign Life Insurance & Retirement Services GAAP premiums for the year ended December 31, 2006 and 2005:

	2006	2005
Growth in original currency*	**6.4%**	2.5%
Foreign exchange effect	**(2.0)**	2.5
Growth as reported in U.S. dollars	**4.4%**	5.0%

* *Computed using a constant exchange rate for each period.*

Japan and Other

2006 and 2005 Comparison

Total revenues for Japan and Other increased $743 million in 2006, to $16.0 billion, compared to 2005. Operating income grew $773 million, due to growth in the underlying retirement services businesses and realized capital gains of $406 million. The 2006 results for the reporting unit were negatively affected by the weakening of the Japanese Yen against the U.S. dollar during 2006. In addition, operating income was negatively affected by the continued runoff of the older, higher margin in-force business of AIG Star Life and AIG Edison Life.

Life insurance GAAP premiums declined in 2006 compared to 2005 primarily due to the effect of foreign exchange. Foreign exchange negatively affected GAAP premiums by approximately $250 million, most notably as a result of the weakening in the Japanese Yen. Life insurance operating income grew $445 million, primarily due to an increase of $368 million of realized capital gains. Life insurance growth improved due to an increase in single premium life insurance sales in Japan as a result of further bank deregulation effective in December 2005. The expansion of the bank distribution platform for single premium life insurance products adds to the existing multiple distribution platforms in Japan, where AIG remains the leading foreign insurance provider.

Personal accident revenues grew $258 million or 7 percent resulting in operating income growth of $71 million or 7 percent. Personal accident operating income includes the effect of higher terminations of certain accident and health policies in Japan which increased expenses by $54 million in 2006. The higher terminations are a result of a change in the Japanese tax regulations that reduced the tax deduction for premiums. AIG's Japanese operations have experienced lower sales and higher terminations of these contracts. DAC related to these accident and health policies in force at December 31, 2006 totaled $214 million. In response to the tax law change, AIG has introduced new products, both life and health, to meet the needs of clients in that market. AIG continues to believe that the effect of future policy terminations will not be material to AIG's consolidated financial condition or results of operations.

Revenues from group products increased in 2006 by $320 million, to $2.3 billion, resulting in an increase in operating income of $81 million to $272 million. Fixed annuity reserves continued to grow due to positive net flows, but demand for U.S. dollar fixed annuities has slowed due to a weaker Japanese Yen. The individual fixed annuity revenues grew $302 million to $2.3 billion resulting in an increase in operating income of $163 million to $553 million. Growth in variable annuity deposits has accelerated compared to 2005 due to new product offerings and stronger equity markets, resulting in higher fees and policy charges included in GAAP premiums. Variable annuity revenues declined in 2006 compared to 2005 due to lower policyholder trading gains which comprise the entirety of variable annuity net investment income. Policyholder trading gains are offset by an equal increase in policy benefits expense, as all investment returns for these variable annuities accrue to the benefit of the policyholder.

2005 and 2004 Comparison

In 2005, total revenues for the Japan and Other reporting unit grew $3.1 billion to $15.3 billion, including policyholder trading gains of $1.3 billion. Operating income grew $566 million to $3.0 billion. Compared to 2004, results reported in U.S. dollars were negatively affected by foreign exchange, particularly the weakening of the Japanese Yen to the U.S. dollar. In addition, Japan and Other operating income was negatively affected by the runoff of older higher margin in-force business of AIG Star Life and AIG Edison Life. Life insurance operating income grew primarily due to lower realized capital losses and higher GAAP premiums. Personal accident operating income continued to report stable profit margins and grew $119 million to $1.05 billion. Group operating income grew to $191 million on strong growth in ALICO operations outside of Japan. Individual fixed annuities operating income grew to $390 million, primarily from strong growth of net flows that increased underlying reserves in Japan. Individual fixed annuity operating income for 2005 included a charge of $47 million related to the unwinding of certain businesses in Chile that were sold in 2006. Individual variable annuities operating income grew to $47 million on higher average reserves. Net investment income for individual variable annuities grew to $767 million in 2005 and represents policyholder trading gains (losses) that are offset by an equal amount in incurred policy losses and benefits.

Asia

2006 and 2005 Comparison

Revenues for Asia grew $1.9 billion in 2006 to $17.9 billion. Operating income grew $774 million, to $3.1 billion, including realized capital gains of $301 million. Revenues and operating income in 2006 include $208 million and $137 million, respectively, from out of period adjustments related to certain investments in unit trusts. GAAP premiums grew 4 percent in 2006 compared to 2005. The GAAP premium growth rate was negatively affected by the continuing trend towards investment-oriented products in Asia as only a portion of policy charges collected from the customers are reported as GAAP premiums. AIG's Life Insurance operations in Asia have responded to this trend by offering a wide array of investment linked products, with multiple fund choices but with minimal investment guarantees.

Operating income benefited in 2006 from an out of period reduction in participating policyholder dividend reserves of $163 million, primarily as a result of tax remediation adjustments and a correction to expense allocations between participating and non-participating accounts. Certain participating policyholder dividend reserves are determined on an after tax basis and as a result any change in the local tax provision will have a partially offsetting, but not equal, effect on participating policyholder dividend reserves. The amount of the offsetting effect depends on the level of participation required by law or regulation in that specific country or by the participation level provided for in the underlying contracts. In 2005, operating income for Asia included a charge of $137 million related to an increase in participating policyholder dividends as a result of the settlement of a tax dispute in Singapore. Life insurance revenues grew $1.4 billion to $15.4 billion in 2006, including realized capital gains of $258 million and policyholder trading gains of $552 million, helped by strong growth in investment linked products throughout Asia. Operating income grew $609 million, including adjustments in 2006 and 2005 for participating policyholder dividend reserves mentioned above. Operating income includes the Life Insurance & Retirement Services segment's equal share of the results of AIG Credit Card Company (Taiwan), which amounted to a loss of $47 million in 2006 compared to a gain of $26 million in 2005. Personal accident revenues grew 28 percent to $1.7 billion, reflecting increased focus on risk based accident and health products. The growth in revenues resulted in operating income of $337 million for the year, an increase of 40 percent over 2005. Group products revenues increased $72 million from 2005, to $627 million, resulting in operating income growth of $47 million to $178 million.

2005 and 2004 Comparison

In 2005, revenues were essentially unchanged at $16.0 billion on lower realized capital gains that declined $372 million, due to lower gains on derivatives that did not qualify for hedge accounting. Operating income declined in 2005 by $169 million due to the decrease in realized capital gains and an increase in liabilities for participating policyholder dividends of $137 million as a result of the settlement of a tax dispute in Singapore. Life insurance GAAP premiums grew $310 million to $10.8 billion. Life insurance operating income did not grow in 2005 due to the effect of the additional par policy dividend reserves previously noted and lower realized capital gains. Personal accident operating income declined primarily due to realized capital losses in 2005 compared to realized capital gains in 2004. Group products GAAP premiums dropped in 2005 compared to 2004. 2004 GAAP premiums included premiums of approximately $640 million from a single reinsurance transaction involving terminal funding business, which is offset by a similar increase in benefit reserves.

Domestic Life Insurance Results

Domestic Life Insurance results, presented on a sub-product basis for 2006, 2005 and 2004 were as follows:

(in millions)	GAAP Premiums	Net Investment Income	Realized Capital Gains (Losses)	Total Revenues	Operating Income (Loss)
2006					
Life insurance[(a)]	**$2,127**	**$1,377**	**$ (83)**	**$3,421**	**$ 654**
Home service	**790**	**630**	**(38)**	**1,382**	**282**
Group life/health	**995**	**213**	**(8)**	**1,200**	**(159)**
Payout annuities[(b)]	**1,582**	**1,004**	**(51)**	**2,535**	**76**
Individual fixed annuities	**4**	**77**	**(8)**	**73**	**8**
Individual annuities — runoff[(c)]	**45**	**477**	**(27)**	**495**	**56**
Total	**$5,543**	**$3,778**	**$(215)**	**$9,106**	**$ 917**
2005					
Life insurance[(a)]	$2,041	$1,352	$ 98	$3,491	$ 874
Home service	801	605	(2)	1,404	282
Group life/health	1,079	201	(1)	1,279	69
Payout annuities[(b)]	1,473	912	(34)	2,351	128
Individual fixed annuities	3	47	—	50	7
Individual annuities — runoff[(c)]	50	616	(26)	640	135
Total	$5,447	$3,733	$ 35	$9,215	$1,495
2004					
Life insurance[(a)]	$1,821	$1,228	$ (94)	$2,955	$ 612
Home service	812	608	(18)	1,402	290
Group life/health	1,195	182	—	1,377	(131)
Payout annuities[(b)]	1,484	801	(8)	2,277	124
Individual fixed annuities	4	22	3	29	1
Individual annuities — runoff[(c)]	60	618	(3)	675	127
Total	$5,376	$3,459	$(120)	$8,715	$1,023

(a) Effective January 1, 2006, the broker-dealer operations of the Domestic Life Insurance companies are being reported and managed within the Asset Management segment. Included in GAAP premiums and Total Revenues were revenues of $102 million and $96 million, respectively, for 2005 and 2004.

(b) GAAP Premiums and Total Revenues include structured settlements, single premium immediate annuities and terminal funding annuities.

(c) Primarily represents runoff annuity business sold through discontinued distribution relationships.

The following table reflects periodic Domestic Life insurance sales by product for 2006, 2005 and 2004, respectively:

Domestic Life Insurance

(in millions)	**2006**	2005	2004
Periodic Premium Sales By Product*:			
Universal life	**$334**	$271	$201
Variable universal life	**56**	44	79
Term life	**240**	229	215
Whole life/other	**13**	10	13
Total	**$643**	$554	$508

* *Periodic premium represents premium from new business expected to be collected over a one-year period.*

2006 and 2005 Comparison

GAAP premiums for Domestic Life Insurance were $5.5 billion in 2006, a 2 percent increase compared to 2005. Overall, periodic life insurance sales grew by 16 percent, compared to 2005, reflecting increased growth from the independent distribution platform. During the second half of 2006, certain universal life products were re-priced and underwriting standards were tightened, which could affect future periodic life insurance sales. GAAP premiums from AGLA, AIG's home service business, declined slightly in 2006 as the reduction of premium in-force from normal lapses and maturities exceeded sales growth for the period. GAAP premiums for group life/health for 2006 declined over the prior year primarily due to restructuring efforts in certain product lines, including the financial institutions credit life business and the employer benefits business. The GAAP premium growth from payout annuities for 2006 reflects increased sales of single premium annuities and structured settlements when compared to 2005. At December 31, 2006, AIG effectively exited the financial institutions credit business through a third party indemnity reinsurance agreement. The transaction is expected to close in the first quarter of 2007, subject to normal closing requirements, including regulatory approval. GAAP premiums in 2006 related to this business were approximately $100 million.

Domestic Life Insurance operating income of $917 million declined by 39 percent in 2006 compared to 2005 due to several significant transactions, including a $125 million charge resulting from the loss of the Superior National arbitration. For a further discussion of the Superior National arbitration see Note 12(c) of Notes to Consolidated Financial Statements. In addition, Domestic Life operating income was negatively affected by a $55 million accrual related to other litigation and a $66 million loss related to exiting the financial institutions credit business.

Life insurance operating income decreased by $220 million or 25 percent for 2006 due to a $45 million decrease in partnership income, $30 million in litigation-related charges and realized capital losses that offset growth in the underlying business. Home service operating income was flat compared with 2005 due to increased net investment income from partnerships and lower acquisition costs and catastrophe losses, partially offset by a DAC unlocking charge of $11 million and higher realized capital losses. Group life/health operating income for 2006 was lower than 2005 primarily due to the $125 million Superior National charge and the $66 million loss associated with the exit from the financial institutions credit business. The group life/health lines operating income was also affected by a $25 million charge for litigation reserves. Payout annuities operating income declined for 2006 due to lower calls and tenders on fixed maturity securities. In addition, various methodologies and assumptions were enhanced for payout annuity reserves, resulting in a $24 million increase to the payout annuity reserves. Individual annuities — runoff operating income is down from 2005 due to the decline in the block of business and the related DAC unlocking charge of $30 million to reflect lower in-force amounts.

2005 and 2004 Comparison

The Domestic Life Insurance operations in 2005 had continued growth in term and universal life sales with good performance from the independent distribution channels. GAAP premiums for life insurance grew 12 percent in 2005 reflecting consistently strong sales from the independent distribution platform. Payout annuities declined slightly due to the low interest rate environment and the competitive market conditions for structured settlement and single premiums individual annuity business. Home service GAAP premiums were essentially flat in this slow growth business. The group life/health GAAP premiums declined by $116 million, or 10 percent, primarily due to the non-renewal of several accounts where pricing was unacceptable and loss experience was higher than anticipated.

Domestic Life Insurance operating income of $1.5 billion increased 46 percent in 2005 resulting from increased realized capital gains, higher partnership income and growth in the underlying business compared to 2004. Life insurance operating income was up 43 percent in 2005 compared to 2004 due in part to growth in the underlying business, improved mortality results and higher realized capital gains, offset by higher losses from partnership investments in synthetic fuel production facilities. Home service operating income declined as a result of a reduction in premiums in-force and higher insurance and acquisitions expenses, combined with an increase in losses related to hurricanes. Group life/health operating income was affected by the non-renewal of cases where acceptable margins could not be achieved. Operating income in 2004 includes a $178 million charge related to a workers compensation quota share reinsurance agreement with Superior National. In addition, in 2004, as part of the business review of group life/health, approximately $68 million was incurred for reserve strengthening and allowances for receivables. Payout annuities operating income increased 3 percent as growth in the business base was offset by higher realized capital losses. Individual annuities runoff operating income increased in 2005 primarily as a result of lower operating expenses offset by higher realized capital losses when compared to 2004.

Management's Discussion and Analysis of Financial Condition and Results of Operations *Continued*

Domestic Retirement Services Results

Domestic Retirement Services results, presented on a sub-product basis for 2006, 2005 and 2004 were as follows:

(in millions)	GAAP Premiums	Net Investment Income	Realized Capital Gains (Losses)	Total Revenue	Operating Income
2006					
Group retirement products	**$ 386**	**$2,279**	**$(144)**	**$2,521**	**$1,017**
Individual fixed annuities	**122**	**3,581**	**(257)**	**3,446**	**1,036**
Individual variable annuities	**531**	**202**	**5**	**738**	**193**
Individual annuities — runoff*	**18**	**426**	**(8)**	**436**	**77**
Total	**$1,057**	**$6,488**	**$(404)**	**$7,141**	**$2,323**
2005					
Group retirement products	$ 351	$2,233	$ (67)	$2,517	$1,055
Individual fixed annuities	97	3,346	(214)	3,229	858
Individual variable annuities	467	217	4	688	189
Individual annuities — runoff*	22	430	—	452	62
Total	$ 937	$6,226	$(277)	$6,886	$2,164
2004					
Group retirement products	$ 313	$2,201	$(111)	$2,403	$ 987
Individual fixed annuities	55	3,078	(78)	3,055	851
Individual variable annuities	407	239	(17)	629	176
Individual annuities — runoff*	20	458	(1)	477	40
Total	$ 795	$5,976	$(207)	$6,564	$2,054

* *Primarily represents runoff annuity business sold through discontinued distribution relationships.*

2006 and 2005 Comparison

Domestic Retirement Services total deposits decreased slightly for 2006 compared to 2005. The decrease in total deposits reflects lower fixed annuity sales that continued to face increased competition from bank deposit products and money market funds offering very competitive short-term rates in the flat yield curve environment. This was partially offset by substantially higher individual variable annuity sales and group mutual fund deposits. Individual variable annuity deposits grew 29 percent in 2006 from 2005, reflecting growth in products with living benefit guarantee features. Group retirement deposits grew 6 percent in 2006, reflecting 51 percent growth in group mutual fund sales partially offset by a 1 percent sales drop in annuity deposits. Over time, this will result in a gradual reduction in overall profit margins of this business driven by the growth in the lower-margin mutual fund products relative to the annuity products. Fixed annuity surrender rates increased in 2006 compared to 2005 due to products coming out of their surrender charge period and the increased competition from banks. Individual fixed annuity net flows for 2006 were negative $2.7 billion compared to positive net flows of $1.3 billion in 2005, reflecting both the lower deposits and higher surrenders, caused by the flat or inverted yield curve.

Total domestic retirement service operating income for 2006 of $2.3 billion increased 7 percent from 2005. Group retirement products total revenues were flat in 2006 primarily due to improvements in partnership income and variable annuity fees being offset by increased capital losses. The flat revenues, coupled with higher amortization of deferred acquisition costs related to internal replacements of existing contracts into new contracts, resulted in a 4 percent decrease in group retirement operating income. Total revenues for individual fixed annuities were up 7 percent in 2006 and operating income was up 21 percent primarily driven by higher partnership and yield enhancement income. Individual variable annuity total revenues were up 7 percent in 2006, primarily driven by higher variable annuity fees resulting from the increase in the equity markets. Offsetting somewhat the growth in total revenues was an increase in DAC amortization resulting from increased surrender activity in the first half of 2006, with operating income up 2 percent for the year. In 2006, the individual annuities runoff operating income increased $15 million even though the underlying reserves decreased. The higher income in 2006 was primarily due to increased net spreads as a result of higher investment yields partially offset by increased realized capital losses and lower volumes due to the continued runoff of the business.

2005 and 2004 Comparison

The Domestic Retirement Services businesses faced a challenging environment in 2005, as deposits declined approximately 18 percent from 2004. The decrease in AIG's individual variable annuity product sales in 2005 was largely attributable to significant variable annuity sales declines at several of AIG's largest distribution firms due to lackluster equity markets, more intense industry competition with regard to living benefit product features and heightened compliance procedures over selling practices. AIG's introduction of more competitive guaranteed minimum withdrawal features was delayed until late in the fourth quarter of 2005 due to filing delays associated with the restatements. During 2005, the interest yield curve flattened and, as a result, competing bank products such as certificates of deposit and other money market instruments with shorter durations than AIG's individual fixed annuity products became more attractive.

Total Domestic Retirement Services operating income for 2005 of $2.2 billion increased 5 percent compared to 2004 operating income of $2.1 billion. Total revenues for the group retirement products increased 5 percent in 2005 compared to 2004 while operating income increased 7 percent, primarily due to higher variable annuity fee income and lower realized capital losses. Individual fixed annuity total revenues were up 6 percent in 2005 primarily due to an increase in net investment income, partially offset by higher realized capital losses. Operating income for individual fixed annuities increased primarily due to the increase in net investment income from growth in average reserves and higher surrender charges, partially offset by the higher level of realized capital losses. Individual variable annuities total revenues were up 9 percent in 2005, primarily driven by higher variable annuity fees resulting from the increase in the equity markets in the fourth quarter of 2004 and an increase in realized capital gains. The 7 percent growth in individual variable annuities income was consistent with the overall growth in reserves. In 2005, the individual annuities runoff operating income increased $22 million even though the underlying reserves decreased. The higher income in 2005 was due to lower interest crediting rates and lower DAC amortization due to lower surrenders.

Domestic Retirement Services Supplemental Data

The following table presents deposits for 2006, 2005 and 2004:

(in millions)	**2006**	2005	2004
Group retirement products:			
Annuities	**$ 5,464**	$ 5,532	$ 5,555
Mutual funds	**1,361**	904	947
Individual fixed annuities	**5,330**	6,861	9,713
Individual variable annuities	**4,266**	3,319	4,126
Individual fixed annuities — runoff	**56**	67	77
Total	**$16,477**	$16,683	$20,418

The following table presents the amount of reserves by surrender charge category as of December 31, 2006:

(in millions)	Group Retirement Products*	Individual Fixed Annuities	Individual Variable Annuities
Zero or no surrender charge	$42,741	$10,187	$11,467
0% — 2%	6,921	4,503	4,869
Greater than 2% — 4%	4,573	6,422	4,830
Greater than 4%	2,842	28,109	9,836
Non-Surrenderable	877	3,464	91
Total	$57,954	$52,685	$31,093

* *Excludes mutual funds.*

In 2006, surrender rates increased for individual fixed annuities, group retirement products and individual variable annuities. The increase in surrender rate for fixed annuities continues to be driven by the shape of the yield curve and general aging of the in-force block; however, less than 20 percent of the individual fixed annuity reserves as of December 31, 2006 were available to be surrendered without charge. Surrender rates for group retirement products increased only slightly as a result of successful retention efforts. In 2006, new products were introduced to retain assets and AIG has retained or attracted over $1 billion in assets. Individual variable annuity surrender rates for 2006 primarily reflect higher shock-lapses that occur following expiration of the surrender charge period on certain 3-year and 7-year contracts, although the trend moderated during the year. Reflecting a widespread industry phenomenon, this lapse rate, much of which was anticipated when the products were issued, has recently been affected by investor demand to exchange existing policies for new-generation contracts with living benefits or lower fees. In addition, the high lapse rates are in part due to the surrenders within certain acquired blocks of business.

A further increase in the level of surrenders in any of these businesses or in the individual fixed annuities runoff block could accelerate the amortization of DAC and negatively affect fee income earned on assets under management.

The following table presents the net flows by line of business for 2006, 2005 and 2004:

	Net Flows[(a)]		
(in millions)	**2006**	2005	2004
Group retirement products[(b)]	**$ 467**	$ 628	$ 1,706
Individual fixed annuities	**(2,697)**	1,288	5,936
Individual variable annuities	**(114)**	(336)	1,145
Individual fixed annuities — runoff	**(1,009)**	(818)	(714)
Total	**$(3,353)**	$ 762	$ 8,073

(a) *Net flows are defined as deposits received less benefits, surrenders, withdrawals and death benefits.*

(b) *Includes mutual funds.*

The combination of lower deposits and higher surrenders in the individual fixed annuity and individual fixed annuity-runoff blocks, which include closed blocks of business from acquired companies or terminated distribution relationships, resulted in negative net flows for 2006. The continuation of the current interest rate and competitive environment could prolong this trend.

Life Insurance & Retirement Services Net Investment Income and Realized Capital Gains (Losses)

The following table summarizes the components of net investment income for 2006, 2005 and 2004:

(in millions)	2006	2005	2004
Domestic			
Fixed maturities, including short term investments	**$ 9,089**	$ 9,060	$ 8,646
Equity securities	**32**	10	27
Interest on mortgage, policy and collateral loans	**798**	728	669
Partnership income — excluding Synfuels	**505**	359	293
Partnership income (loss) — Synfuels	**(107)**	(143)	(121)
Unit investment trusts	**5**	—	—
Other[a]	**49**	56	(20)
Total investment income	**10,371**	10,070	9,494
Investment expenses	**105**	111	59
Net investment income	**$10,266**	$ 9,959	$ 9,435
Foreign			
Fixed maturities, including short term investments	**$ 6,845**	$ 5,995	$ 5,002
Equity securities	**339**	300	182
Interest on mortgage, policy and collateral loans	**455**	448	426
Partnership income	**94**	57	20
Unit investment trusts[b]	**310**	—	—
Other[a]	**312**	423	237
Total investment income before policyholder trading gains (losses)	**8,355**	7,223	5,867
Policyholder trading gains (losses)[c]	**1,053**	1,177	196
Total investment income	**9,408**	8,400	6,063
Investment expenses	**235**	225	229
Net investment income	**$ 9,173**	$ 8,175	$ 5,834
Total			
Fixed maturities, including short term investments	**$15,934**	$15,055	$13,648
Equity securities	**371**	310	209
Interest on mortgage, policy and collateral loans	**1,253**	1,176	1,095
Partnership income — excluding Synfuels	**599**	416	313
Partnership income (loss) — Synfuels	**(107)**	(143)	(121)
Unit investment trusts[b]	**315**	—	—
Other[a]	**361**[c]	479	217
Total investment income before policyholder trading gains (losses)	**$18,726**	$17,293	$15,361
Policyholder trading gains (losses)[c]	**1,053**	1,177	196
Total investment income	**19,779**	18,470	15,557
Investment expenses	**340**	336	288
Net investment income[d]	**$19,439**	$18,134	$15,269

(a) Other net investment income includes real estate income, income on non-partnership invested assets, securities lending and Life Insurance & Retirement Services' equal share of the results of AIG Credit Card Company (Taiwan).

(b) Includes the effect of out of period adjustments relating to the accounting for certain interests in unit investment trusts. For 2006, the effect was an increase of $240 million.

(c) Relates principally to assets held in various trading securities accounts that do not qualify for separate account treatment under SOP 03-1. These amounts are offset by an equal change included in incurred policy losses and benefits.

(d) Includes call and tender income.

The following table summarizes Domestic Life Insurance & Retirement Services partnership income (losses) by sub-product line for 2006, 2005 and 2004:

(in millions)	2006	2005	2004
Domestic Life — excluding Synfuels:			
Life insurance	**$ 67**	$ 136	$ 43
Home service	**13**	(1)	8
Subtotal	**80**	135	51
Domestic Life — Synfuels:			
Life insurance	**(73)**	(97)	(74)
Home service	**(34)**	(46)	(47)
Subtotal	**(107)**	(143)	(121)
Total Domestic Life	**(27)**	(8)	(70)
Retirement Services:			
Group retirement products	**178**	89	95
Individual fixed annuities	**247**	135	147
Total Retirement Services	**425**	224	242
Total	**$ 398**	$ 216	$ 172

2006 and 2005 Comparison

Net investment income increased 7 percent for 2006 compared to 2005 as income from fixed maturity and equity securities increased as levels of invested assets grew. Net investment income in 2006 also included out of period adjustments relating to the accounting for certain interests in unit investment trusts of $240 million. Partially offsetting this growth were lower policyholder trading gains (losses) in 2006. Net Investment income for certain operations include investments in structured notes linked to emerging market sovereign debt that incorporates both interest rate risk and currency risk. In addition, period to period comparisons of investment income for some lines of business are affected by yield enhancement activity, particularly partnership income as shown in the above table. See also Insurance and Asset Management Invested Assets herein.

AIG generates income tax credits as a result of investing in synthetic fuel production (synfuels) related to the investment loss shown in the above table and records those benefits in its provision for income taxes. The amounts of those income tax credits were $127 million, $203 million and $160 million for 2006, 2005 and 2004, respectively. For a further discussion of the effect of fluctuating domestic crude oil prices on synfuel tax credits, see Note 12(c) of Notes to Consolidated Financial Statements.

2005 and 2004 Comparison

The growth in net investment income in 2005 compared to 2004 reflects growth in general account reserves and surplus for both Foreign and Domestic Life Insurance & Retirement Services companies. Also, net investment income was positively affected by the compounding of previously earned and reinvested net investment income along with the addition of new cash flow from operations available for investment. The global flattening of the yield curve put additional pressure on yields and spreads, which was partially offset with income generated from other investment sources, including income from partnerships.

The following table summarizes realized capital gains (losses) by major category for 2006, 2005 and 2004:

(in millions)	**2006**	2005	2004
Domestic Life Insurance:			
Sales of fixed maturities	**$ (33)**	$ 65	$ (4)
Sales of equity securities	**17**	18	7
Other:			
Foreign exchange transactions	**(6)**	11	—
Derivatives instruments	**25**	65	8
Other-than-temporary decline	**(192)**	(119)	(98)
Other	**(26)**	(5)	(33)
Total Domestic Life Insurance	**$(215)**	$ 35	$(120)
Domestic Retirement Services:			
Sales of fixed maturities	**$ 1**	$(106)	$ 107
Sales of equity securities	**31**	115	30
Other:			
Foreign exchange transactions	**(13)**	—	—
Derivatives instruments	**(33)**	(12)	(14)
Other-than-temporary decline	**(368)**	(267)	(305)
Other	**(22)**	(7)	(25)
Total Domestic Retirement Services	**$(404)**	$(277)	$(207)
Foreign Life Insurance & Retirement Services:			
Sales of fixed maturities	**$(209)**	$ 191	$ 223
Sales of equity securities	**459**	281	295
Other:			
Foreign exchange transactions	**106**	40	(382)
Derivatives instruments	**276**	(599)	248
Other-than-temporary decline	**(81)**	(39)	(38)
Other*	**156**	210	26
Total Foreign Life Insurance & Retirement Services	**$ 707**	$ 84	$ 372
Total	**$ 88**	$(158)	$ 45

** Net of allocations to participating policyholders of $88 million, $109 million and $65 million for 2006, 2005 and 2004, respectively.*

Realized capital gains (losses) include normal portfolio transactions as well as derivative gains (losses) for transactions that did not qualify for hedge accounting treatment under FAS 133, transactional foreign exchange gains and losses and other-than-temporary declines in the value of investments. Realized capital gains (losses) for derivatives in Foreign Life Insurance & Retirement Services are related primarily to hedging of fixed income instruments denominated in a currency other than the functional currency of the respective country to such functional currency. The related currency gain or loss of the available for sale fixed income instrument is deferred until the date of the sale.

Deferred Policy Acquisition Costs

DAC for Life Insurance & Retirement Services products arises from the deferral of those costs that vary with, and are directly related to, the acquisition of new or renewal business. Policy acquisition costs for life insurance products are generally deferred and amortized over the premium paying period of the policy. Policy acquisition costs that relate to universal life and investment-type products, including variable and fixed annuities (investment-oriented products), are deferred and amortized, with interest, as appropriate, in relation to the historical and future incidence of estimated gross profits to be realized over the estimated lives of the contracts. Total acquisition costs deferred increased $310 million over 2005 and were generally in line with growth in new business. Total DAC amortization expense, excluding VOBA, grew $432 million over 2005 with each year's amortization expense level at approximately 14 percent of the opening DAC balance. Amortization expense includes the effects of current period realized capital gains and losses for investment type products. With respect to investment-oriented products, AIG's policy is to adjust amortization assumptions for DAC when estimates of current or future gross profits to be realized from these contracts are revised. With respect to variable annuities sold domestically (representing the vast majority of AIG's variable annuity business), the assumption for the long-term annual net growth rate of the equity markets used in the determination of DAC amortization is approximately ten percent. A methodology referred to as "reversion to the mean" is used to maintain this long-term net growth rate assumption, while giving consideration to short-term variations in equity markets. Estimated gross profits include investment income and gains and losses less interest required on policyholder reserves, as well as other charges in the contract less actual mortality and expenses. Current experience and changes in the expected future gross profits are analyzed to determine the effect on the amortization of DAC. The projection of estimated gross profits requires significant management judgment. The assumptions with respect to the current and projected gross profits are reviewed and analyzed quarterly and are adjusted accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations *Continued*

The following table summarizes the major components of the changes in DAC and Value of Business Acquired (VOBA) for 2006 and 2005:

(in millions)	2006			2005		
	DAC	VOBA	Total	DAC	VOBA	Total
Domestic Life Insurance & Retirement Services:						
Balance at beginning of year[(a)]	**$ 9,599**	**$ 869**	**$10,468**	$ 8,214	$ 836	$ 9,050
Acquisition costs deferred	**1,832**	**—**	**1,832**	1,840	—	1,840
Amortization (charged) or credited to operating income:						
Related to realized capital gains (losses)	**77**	**16**	**93**	45	3	48
Related to unlocking future assumptions	**(40)**	**(5)**	**(45)**	(15)	—	(15)
All other amortization[(b)]	**(1,387)**	**(81)**	**(1,468)**	(1,399)	(85)	(1,484)
Related to change in unrealized gains (losses) on securities	**744**	**34**	**778**	904	112	1,016
Increase (decrease) due to foreign exchange	**(1)**	**—**	**(1)**	10	3	13
Balance at end of year	**$10,824**	**$ 833**	**$11,657**	$ 9,599	$ 869	$10,468
Foreign Life Insurance & Retirement Services:						
Balance at beginning of year[(a)]	**$16,360**	**$1,278**	**$17,638**	$14,349	$1,681	$16,030
Acquisition costs deferred	**4,991**	**—**	**4,991**	4,673	—	4,673
Amortization (charged) or credited to operating income:						
Related to realized capital gains (losses)	**4**	**1**	**5**	(1)	(1)	(2)
Related to unlocking future assumptions	**87**	**15**	**102**	93	—	93
All other amortization	**(2,214)**	**(185)**	**(2,399)**	(1,764)	(204)	(1,968)
Related to change in unrealized gains (losses) on securities	**(127)**	**(5)**	**(132)**	(47)	8	(39)
Increase (decrease) due to foreign exchange	**904**	**44**	**948**	(943)	(206)	(1,149)
Balance at end of year	**$20,005**	**$1,148**	**$21,153**	$16,360	$1,278	$17,638
Total Life Insurance & Retirement Services:						
Balance at beginning of year[(a)]	**$25,959**	**$2,147**	**$28,106**	$22,563	$2,517	$25,080
Acquisition costs deferred	**6,823**	**—**	**6,823**	6,513	—	6,513
Amortization (charged) or credited to operating income:						
Related to realized capital gains (losses)	**81**	**17**	**98**	44	2	46
Related to unlocking future assumptions	**47**	**10**	**57**	78	—	78
All other amortization	**(3,601)**	**(266)**	**(3,867)**	(3,163)	(289)	(3,452)
Related to change in unrealized gains (losses) on securities	**617**	**29**	**646**	857	120	977
Increase (decrease) due to foreign exchange	**903**	**44**	**947**	(933)	(203)	(1,136)
Balance at end of year	**$30,829**	**$1,981**	**$32,810**	$25,959	$2,147	$28,106

(a) In 2006, sales inducement assets were reclassified to Other assets in the consolidated balance sheet. All periods have been adjusted to reflect this reclassification.

(b) In 2006, all other amortization for Domestic Life Insurance & Retirement Services includes $136 million of negative amortization related to changes in estimates from conversion of actuarial systems, which is substantially offset by related adjustments in incurred policy losses and benefits in the consolidated statement of income.

AIG's variable annuity earnings will be affected by changes in market returns because separate account revenues, primarily composed of mortality and expense charges and asset management fees, are a function of asset values.

DAC for both insurance-oriented and investment-oriented products as well as retirement services products is reviewed for recoverability, which involves estimating the future profitability of current business. This review also involves significant management judgment. If the actual emergence of future profitability were to be substantially lower than estimated, AIG's results of operations could be significantly affected in future periods.

Financial Services Operations

AIG's Financial Services subsidiaries engage in diversified activities including aircraft and equipment leasing, capital markets, consumer finance and insurance premium finance.

Financial Services Results

Financial Services results for 2006, 2005 and 2004 were as follows:

(in millions)	**2006**	2005	2004
Revenues[(a)]:			
Aircraft Leasing[(b)]	**$4,143**	$ 3,578	$3,136
Capital Markets[(c)(d)]	**(186)**	3,260	1,278
Consumer Finance[(e)]	**3,819**	3,613	2,978
Other	**234**	74	103
Total	**$8,010**	$10,525	$7,495
Operating income (loss)[(a)]:			
Aircraft Leasing	**$ 639**	$ 679	$ 642
Capital Markets[(d)]	**(873)**	2,661	662
Consumer Finance[(f)]	**761**	876	786
Other, including intercompany adjustments[(g)]	**(3)**	60	90
Total	**$ 524**	$ 4,276	$2,180

(a) Includes the effect of hedging activities that did not qualify for hedge accounting treatment under FAS 133, including the related foreign exchange gains and losses. For 2006, 2005 and 2004, respectively, the effect was $(1.8) billion, $2.0 billion and $(122) million in both revenues and operating income for Capital Markets. These amounts result primarily from interest rate and foreign currency derivatives that are economically hedging available for sale securities and borrowings. For 2004, the effect was $(27) million in operating income for Aircraft Leasing. During 2006 and 2005, Aircraft Leasing derivative gains and losses were reported as part of AIG's Other category, and were not reported in Aircraft Leasing operating income.

(b) Revenues are primarily aircraft lease rentals from ILFC.

(c) Revenues, shown net of interest expense of $3.2 billion, $3.0 billion and $2.3 billion, in 2006, 2005 and 2004, respectively, were primarily from hedged financial positions entered into in connection with counterparty transactions and the effect of hedging activities that did not qualify for hedge accounting treatment under FAS 133 described in (a) above.

(d) Certain transactions entered into by AIGFP generate tax credits and benefits which are included in income taxes in the consolidated statement of income. The amounts of such tax credits and benefits for the years ended December 31, 2006, 2005 and 2004, respectively, are $50 million, $67 million and $107 million.

(e) Revenues are primarily finance charges.

(f) Includes catastrophe-related losses of $62 million recorded in the third quarter of 2005 resulting from hurricane Katrina, which were reduced by $35 million in 2006 due to the reevaluation of the remaining estimated losses.

(g) Includes specific reserves recorded during 2006 in the amount of $42 million related to two commercial lending transactions.

Financial Services operating income decreased in 2006 compared to 2005 and increased in 2005 compared to 2004, due primarily to the effect of hedging activities that did not qualify for hedge accounting under FAS 133. AIG is reinstituting hedge accounting in the first quarter of 2007 for AIGFP and later in 2007 for the balance of the Financial Services operations.

Aircraft Leasing

AIG's Aircraft Leasing operations represent the operations of ILFC, which generates its revenues primarily from leasing new and used commercial jet aircraft to foreign and domestic airlines. Revenues also result from the remarketing of commercial jets for ILFC's own account, and remarketing and fleet management services for airlines and financial institutions. ILFC finances its purchases of aircraft primarily through the issuance of a variety of debt instruments. The composite borrowing rates at December 31, 2006 and 2005 were 5.17 percent and 4.61 percent, respectively. The composite borrowing rates did not reflect the benefit of economically hedging ILFC's floating rate and foreign currency denominated debt using interest rate and foreign currency derivatives. These derivatives are effective economic hedges; however, since hedge accounting under FAS 133 was not applied, the benefits of using derivatives to hedge these exposures were not reflected in ILFC's borrowing rates.

ILFC's sources of revenue are principally from scheduled and charter airlines and companies associated with the airline industry. The airline industry is sensitive to changes in economic conditions and is cyclical and highly competitive. Airlines and related companies may be affected by political or economic instability, terrorist activities, changes in national policy, competitive pressures on certain air carriers, fuel prices and shortages, labor stoppages, insurance costs, recessions, world health issues and other political or economic events adversely affecting world or regional trading markets.

ILFC is exposed to operating loss and liquidity strain through nonperformance of aircraft lessees, through owning aircraft which it would be unable to sell or re-lease at acceptable rates at lease expiration and, in part, through committing to purchase aircraft which it would be unable to lease.

ILFC's revenues and operating income may be adversely affected by the volatile competitive environment in which its customers operate. ILFC manages the risk of nonperformance by its lessees with security deposit requirements, repossession rights, overhaul requirements and close monitoring of industry conditions through its marketing force. However, there can be no assurance that ILFC would be able to successfully manage the risks relating to the effect of possible future deterioration in the airline industry. Approximately 90 percent of ILFC's fleet is leased to non-U.S. carriers, and the fleet, comprised of the most efficient aircraft in the airline industry, continues to be in high demand from such carriers.

ILFC typically contracts to re-lease aircraft before the end of the existing lease term. For aircraft returned before the end of the lease term, ILFC has generally been able to re-lease such aircraft within two to six months of its return. As a lessor, ILFC considers an aircraft "idle" or "off lease" when the aircraft is not subject to a signed lease agreement or signed letter of intent. ILFC had one aircraft off lease at December 31, 2006, and all new aircraft scheduled for delivery through 2007 have been leased.

Management formally reviews regularly, and no less frequently than quarterly, issues affecting ILFC's fleet, including events and circumstances that may cause impairment of aircraft values. Management evaluates aircraft in the fleet as necessary based on these events and circumstances in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (FAS 144). ILFC has not recognized any impairment related to its fleet in 2006, 2005 and 2004. ILFC has been able to re-lease the aircraft without diminution in lease rates that would result in an impairment under FAS 144.

Aircraft Leasing Results

2006 and 2005 Comparison

ILFC's operating income decreased in 2006 compared to 2005 by $40 million, or 6 percent. Rental revenues increased by $536 million or 16 percent, driven by a larger aircraft fleet, increased utilization and higher lease rates. During 2006, ILFC's fleet subject to operating leases increased by 78 airplanes to a total of 824. The increase in rental revenues was offset in part by increases in depreciation expense and interest expense, charges related to bankrupt airlines, as well as the settlement of a tax dispute in Australia related to the restructuring of ownership of aircraft. Depreciation expense increased by $200 million, or 14 percent, in line with the increase in the size of the aircraft fleet. Interest expense increased by $317 million, or 28 percent, driven by rising cost of funds, a weaker U.S. dollar against the Euro and the British Pound and additional borrowings funding aircraft purchases. As noted above, ILFC's interest expense did not reflect the benefit of hedging these exposures. Gains or losses on derivatives for ILFC are reported in AIG's Other category.

2005 and 2004 Comparison

ILFC's operating income increased in 2005 compared to 2004 by $37 million, or 6 percent. Rental revenues increased by $499 million, or 17 percent, driven by a larger aircraft fleet and increased utilization. During 2005, ILFC's fleet subject to operating leases increased by 79 airplanes to a total of 746. The increase in rental revenues was offset in part by increases in depreciation expense, interest expense, leasing-related costs and other reserves. Depreciation expense increased by $111 million, or 9 percent, in line with the increase in the size of the aircraft fleet. Interest expense increased by $132 million, or 13 percent, driven by rising cost of funds and additional borrowings funding aircraft purchases.

Capital Markets

Capital Markets represents the operations of AIGFP, which engages as principal in a wide variety of financial transactions, including standard and customized financial products involving commodities, credit, currencies, energy, equities and rates. AIGFP also invests in a diversified portfolio of securities and principal investments and engages in borrowing activities involving issuing standard and structured notes and other securities, and entering into GIAs.

As Capital Markets is a transaction-oriented operation, current and past revenues and operating results may not provide a basis for predicting future performance. AIG's Capital Markets operations derive substantially all their revenues from hedged financial positions entered into in connection with counterparty transactions rather than from speculative transactions. AIGFP also participates as a dealer in a wide variety of financial derivatives transactions. AIGFP economically hedges the market risks arising from its transactions, although hedge accounting under FAS 133 was not being applied during 2006, 2005 and 2004 to any of the derivatives and related assets and liabilities. Accordingly, revenues and operating income were exposed to volatility resulting from differences in the timing of revenue recognition between the derivatives and the hedged assets and liabilities. Revenues and operating income of the Capital Markets operations and the percentage change in these amounts for any given period are also significantly affected by the number, size and profitability of transactions entered into by these subsidiaries during that period relative to those entered into during the prior period. Generally, the realization of transaction revenues as measured by the receipt of funds is not a significant reporting event as the gain or loss on AIGFP's trading transactions is currently reflected in operating income as the fair values change from period to period.

Derivative transactions are entered into in the ordinary course of AIGFP operations. Derivatives are recorded at fair value, determined by reference to the mark to market value of the derivative or their estimated fair value where market prices are not readily available. The resulting aggregate unrealized gains or losses from the derivatives are reflected in the consolidated income statement. Where AIGFP cannot verify significant model inputs to observable market data and cannot verify the model value to market transactions, AIGFP values the contract at the transaction price at inception and, consequently, records no initial gain or loss in accordance with Emerging Issues Task Force Issue No. 02-03, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities" (EITF 02-03). Such initial gain or loss is recognized over the life of the transaction. AIGFP periodically reevaluates its revenue recognition under EITF 02-03 based on the observability of market parameters. The mark to fair value of derivative transactions is reflected in the consolidated balance sheet in the captions "Unrealized gain on swaps, options and forward transactions" and "Unrealized loss on swaps, options and forward transactions." Unrealized gains represent the present value of the aggregate of each net receivable, by counterparty, and the unrealized losses represent the present value of the aggregate of each net payable, by counterparty, as of December 31, 2006. These amounts will change from one period to the next due to changes in interest rates, currency rates, equity and commodity prices and other market variables, as well as cash movements, execution of new transactions and the maturing of existing transactions.

Spread income on investments and borrowings is recorded on an accrual basis over the life of the transaction. Investments are classified as securities available for sale and are carried at fair value with the resulting unrealized gains or losses reflected in accumulated other comprehensive income. U.S. dollar denominated borrowings are carried at cost, while borrowings in any currency other than the U.S. dollar result in unrealized foreign exchange gains or losses reported in income. AIGFP hedges the economic exposure on its investments and borrowings on a portfolio basis using derivatives and other financial instruments. While these hedges are highly effective economic hedges, they did not qualify for hedge accounting treatment under FAS 133 through 2006. The change in the fair value of the derivatives used to hedge these economic exposures is therefore included in Other income, while the offsetting change in fair value of the hedged investments and borrowings is not recognized in income. AIG is reinstituting hedge accounting in the first quarter of 2007 for AIGFP.

To the extent the Financial Services subsidiaries, other than AIGFP, use derivatives to economically hedge their assets or liabilities with respect to their future cash flows, and such hedges did not qualify for hedge accounting treatment under FAS 133, the changes in fair value of such derivatives were recorded in realized capital gains (losses) or other income. Amounts recorded in realized capital gains (losses) are reported as part of AIG's Other category.

Capital Markets Results

2006 and 2005 Comparison

Capital Markets operating income in 2006 decreased by $3.53 billion compared to 2005. Improved results, primarily from increased transaction flow in AIGFP's credit, commodity index, energy and equity products, were more than offset by the loss resulting from the effect of derivatives not qualifying for hedge accounting treatment under FAS 133. This loss was $1.82 billion in 2006 compared to a gain of $2.01 billion in 2005, a decrease of $3.83 billion. A large part of the net loss on AIGFP's derivatives recognized in 2006 was due to the weakening of the U.S. dollar, primarily against the British Pound and Euro, resulting in a decrease in the fair value of the foreign currency derivatives hedging AIGFP's available for sale securities. The majority of the net gain on AIGFP's derivatives in 2005 was due to the strengthening of the U.S. dollar, primarily against the British Pound and Euro, which increased the fair value of the foreign currency derivatives hedging available for sale securities. To a lesser extent, the net gain in 2005 was due to the decrease in long-term U.S. interest rates, which increased the fair value of derivatives hedging AIGFP's assets and liabilities.

Financial market conditions in 2006 were characterized by a general flattening of interest rate yield curves across fixed income markets globally, tightening of credit spreads, higher equity valuations and a weaker U.S. dollar.

The most significant component of Capital Markets operating expenses is compensation, which was approximately $544 million, $481 million and $497 million in 2006, 2005 and 2004, respectively. The amount of compensation was not affected by gains and losses arising from derivatives not qualifying for hedge accounting treatment under FAS 133.

AIG elected to early adopt FAS 155, "Accounting for Certain Hybrid Financial Instruments" (FAS 155), in 2006 and AIGFP elected to apply the fair value option to its structured notes and other financial liabilities containing embedded derivatives outstanding as of January 1, 2006. The cumulative effect of the adoption of FAS 155 on these instruments at January 1, 2006 was a pre-tax loss of $29 million. The effect of these hybrid financial instruments reflected in AIGFP's operating income in 2006 was a pretax loss of $287 million, largely offset by gains on economic hedge positions also reflected in AIGFP's operating income.

2005 and 2004 Comparison

Capital Markets operating income in 2005 increased by $2 billion compared to 2004, primarily due to a gain related to derivatives not qualifying for hedge accounting treatment of $2.01 billion in 2005 compared to a loss of $122 million in 2004. The majority of the net gain on AIGFP's derivatives recognized in 2005 was due to the strengthening of the U.S. dollar against the Euro and British Pound, which resulted in an increase in the fair value of the foreign currency derivatives hedging available for sale securities. To a lesser extent, the net gain was also due to the fall in long-term U.S. interest rates, which resulted in an increase in the fair value of AIGFP's interest rate derivatives hedging its assets and liabilities. The majority of the net loss on AIGFP's derivatives recognized in 2004 was due to the weakening of the U.S. dollar against the Euro and British Pound, which resulted in a decrease in the fair value of the foreign currency derivatives hedging available for sale securities. This loss was partially offset by an increase in the fair value of its interest rate derivatives hedging its assets and liabilities as a result of the decrease in long-term U.S. interest rates.

Financial market conditions in 2005 compared to 2004 were characterized by a general flattening of interest rate yield curves across fixed income markets globally, some tightening of credit spreads, higher equity valuations and a stronger U.S. dollar. AIGFP's 2005 results were adversely affected by customer uncertainty surrounding the negative actions of the rating agencies and the investigations, as well as the negative effect on its structured notes business of AIG being unable to fully access the capital markets during 2005.

Capital Markets operating income was also negatively affected in 2004 by the costs of the PNC settlement.

Consumer Finance

AIG's consumer finance operations in North America are principally conducted through AGF. Effective January 2, 2007, AGF expanded its operations into the United Kingdom through the acquisition of Ocean Finance and Mortgages Limited, a finance broker for home owner loans in the United Kingdom. AGF derives a substantial portion of its revenues from finance charges assessed on outstanding real estate loans, secured and unsecured non-real estate loans and retail sales finance receivables. The real estate loans are comprised principally of first lien and some second lien mortgages on residential real estate generally having a maximum term of 360 months, and are considered nonconforming. The real estate loans may be closed-end accounts or open-end home equity lines of credit and may be fixed rate or adjustable rate products. AGF does not offer mortgage products with borrower payment options that allow for negative amortization of the principal balance. The secured non-real estate loans are secured by consumer goods, automobiles or other personal property. Both secured and unsecured non-real estate loans and retail sales finance receivables generally have a maximum term of 60 months. The core of AGF's originations is sourced through its branches. However, a significant volume of real estate loans is also originated through broker relationships, and to lesser extents, through correspondent relationships and direct mail solicitations. In the first quarter of 2006, two wholly owned subsidiaries of AGF discontinued originating real estate loans through an arrangement with AIG Federal Savings Bank, a federally chartered thrift, and began originating such loans under their own state licenses.

AIG's foreign consumer finance operations are principally conducted through AIGCFG. AIGCFG operates primarily in emerging and developing markets. AIGCFG has operations in Argentina, China, Hong Kong, Mexico, Philippines, Poland, Taiwan and Thailand. Certain of the AIGCFG operations are owned in part or in whole by Life Insurance subsidiaries. Accordingly, the financial results of those companies are shared between Financial Services and Life Insurance & Retirement Services according to their ownership percentages. While products vary by market, the businesses generally provide credit cards, unsecured and secured non-real estate loans, term deposits, savings accounts, retail sales finance and real estate loans. AIGCFG originates finance receivables through its branches and direct solicitation. AIGCFG also originates finance receivables indirectly through relationships with retailers, auto dealers, and independent agents.

Consumer Finance Results

2006 and 2005 Comparison

Consumer Finance operating income decreased to $761 million, or 13 percent, in 2006 compared to 2005. Operating income from domestic consumer finance operations declined as a result of decreased originations and purchases of real estate loans and margin compression resulting from increased interest rates and flattened yield curves. The foreign operations operating income decreased primarily due to the credit deterioration in the Taiwan credit card market.

Domestically, the U.S. housing market deteriorated throughout 2006 and ended the year fairly weak compared to recent years. As a result, the real estate loan portfolio decreased slightly during 2006 due to lower refinancing activity. This lower refinancing activity also caused a significant decrease in originations and whole loan sales in AGF's mortgage banking operation, which resulted in a substantial reduction of revenue and operating income compared to the prior year. However, softening home prices (reducing the equity customers are able to extract from their homes when refinancing) and higher mortgage rates contributed to customers utilizing non-real estate loans, which increased 10 percent compared to 2005. Retail sales finance receivables also increased 23 percent due to increased marketing efforts and customer demand. Higher revenue resulting from portfolio growth was more than offset by higher interest expense. AGF's short-term borrowing rates were 5.14 percent in 2006 compared to 3.58 percent in 2005. AGF's long-term borrowing rates were 5.05 percent in 2006 compared to 4.41 percent in 2005. AGF's net charge-off ratio improved to 0.95 percent in 2006 from 1.19 percent in 2005. The improvement in the net charge-off ratio in 2006 was primarily due to positive economic fundamentals. The U.S. economy continued to expand during the year, and the unemployment rate remained low, which improved the credit quality of AGF's portfolio. AGF's delinquency ratio remained relatively low, although it increased to 2.06 percent at December 31, 2006 from 1.93 percent at December 31, 2005. AGF reduced the hurricane Katrina portion of its allowance for finance receivable losses to $15 million at December 31, 2006 after the reevaluation of its remaining estimated losses. AGF's allowance ratio was 2.01 percent at December 31, 2006 compared to 2.20 percent at December 31, 2005.

Revenues from the foreign consumer finance operations increased by approximately 19 percent in 2006 compared to 2005. Loan growth, particularly in Poland and Argentina, was the primary driver behind the higher revenues. Higher revenues were more than offset, however, by AIGCFG's $47 million share of the allowance for losses related to industry-wide credit deterioration in the Taiwan credit card market, increased cost of funds, and higher operating expenses in connection with expansion into new markets and distribution channels and new product promotions, resulting in lower operating income for 2006 compared to 2005.

2005 and 2004 Comparison

Revenues and operating income from the Consumer Finance operations improved in 2005, both domestically and internationally.

Domestically, the relatively low interest rate environment contributed to a high level of mortgage refinancing activity. AGF's real estate loans increased 21 percent during 2005 compared to 2004. AGF's short-term borrowing rates rose to 3.58 percent in 2005 compared to 2.68 percent in 2004. AGF's long-term borrowing rates were 4.41 percent in 2005 compared to 4.28 percent in 2004. Despite high energy costs, the U.S. economy continued to expand during 2005, improving consumer credit quality. Both AGF's net charge-off ratio and delinquency ratio improved in 2005 compared to 2004. AGF's net charge-off ratio improved to 1.19 percent in 2005 from 1.60 percent in 2004. The improvement in the net charge-off ratio in 2005 was primarily due to the improving economy and a higher proportion of average net receivables that were real estate loans. AGF's delinquency ratio at December 31, 2005 was 1.93 percent compared to 2.31 percent at December 31, 2004. However, AGF incurred charges of approximately $62 million for the estimated effect of hurricane Katrina on customers in the Gulf Coast areas affected by the storm. At December 31, 2005, AGF's allowance ratio was 2.20 percent compared to 2.26 percent at December 31, 2004.

Foreign consumer finance operations performed well, as the operations in Poland and Argentina recorded improved growth in operating income. The Hong Kong businesses experienced improved loan and earnings growth in a strengthening economy.

Asset Management Operations

AIG's Asset Management operations comprise a wide variety of investment-related services and investment products. Such services and products are offered to individuals and institutions both domestically and overseas, and are primarily comprised of Spread-Based Investment Businesses, Institutional Asset Management and Brokerage Services and Mutual Funds.

The revenues and operating income for this segment are subject to variability because they are affected by the general conditions in the equity and credit markets. In addition, realized gains and performance fees are contingent upon various fund closings, maturity levels and market conditions.

Spread-Based Investment Business

In prior years, the sale of GICs to investors, both domestically and overseas, was AIG's primary institutional Spread-Based Investment Business. During 2005, AIG launched its MIP and its asset management subsidiaries, primarily SunAmerica Life, ceased writing new GIC business. The GIC business will continue to run off for the foreseeable future while the MIP business is expected to grow.

Institutional Asset Management

AIG's Institutional Asset Management business provides an array of investment products and services globally to institutional investors, AIG subsidiaries and affiliates and high net worth investors. These products and services include traditional equity and fixed income investment management and a full range of alternative asset classes. Delivery of AIG's Institutional Asset Management products and services is accomplished via a global network of operating subsidiaries comprising AIGGIG. The primary operating entities within this group are AIG Global Investment Corp., AIG Global Real Estate Investment Corp. and AIG Private Bank. AIG Private Bank offers banking, trading and investment management services to private client and high net worth individuals and institutions globally.

Within the alternative investment asset class, AIGGIG offers hedge and private equity fund-of-funds, direct investments and distressed debt investments. Within the structured fixed income and equity product asset class, AIGGIG offers various forms of structured and credit linked notes, various forms of collateralized debt obligations and other investment strategies aimed at achieving superior returns or capital preservation. In addition, Institutional Asset Management's product offerings include various forms of principal protected and liability management structures.

Brokerage Services and Mutual Funds

AIG's Brokerage Services and Mutual Funds business provides mutual fund and broker-dealer related services to retail investors, group trusts and corporate accounts through an independent network of financial advisors. The AIG Advisor Group, Inc., a subsidiary of AIG Retirement Services, Inc., is comprised of several broker-dealer entities that provide these services to clients primarily in the U.S. marketplace. SAAMCo manages, advises and/or administers retail mutual funds, as well as the underlying assets of variable annuities sold by AIG SunAmerica and VALIC to individuals and groups throughout the United States.

Other

Included in the Other category for Asset Management is income or loss from partnerships. Partnership assets consist of investments in a diversified portfolio of private equity funds, affordable housing partnerships and hedge fund investments.

Asset Management Results

Asset Management results for 2006, 2005 and 2004 were as follows:

(in millions)	**2006**	2005	2004
Revenues:			
Spread-Based Investment Business	**$3,554**	$3,547	$3,192
Institutional Asset Management	**1,670**	1,195	1,049
Brokerage Services and Mutual Funds	**293**	257	249
Other	**297**	326	224
Total	**$5,814**	$5,325	$4,714
Operating income:			
Spread-Based Investment Business[(a)]	**$ 947**	$1,185	$1,328
Institutional Asset Management[(b)(c)]	**1,031**	686	515
Brokerage Services and Mutual Funds	**87**	66	70
Other	**281**	316	212
Total	**$2,346**	$2,253	$2,125

(a) Includes the effect of hedging activities that did not qualify for hedge accounting treatment under FAS 133, including the related foreign exchange gains and losses. For 2004, the effect was a gain of $313 million in operating income. During 2006 and 2005, these derivative gains and losses were reported as part of AIG's Other category, and were not reported in Asset Management operating income.

(b) Includes the full results of certain AIG managed private equity and real estate funds that are consolidated pursuant to FIN 46(R), "Consolidation of Variable Interest Entities". Also includes $346 million, $261 million and $195 million for 2006, 2005 and 2004, respectively, of third-party limited partner earnings offset in minority interest expense on the consolidated statement of income which is not a component of operating income.

(c) Includes the full results of certain AIG managed partnerships that are consolidated effective January 1, 2006 pursuant to EITF 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights". For 2006, operating income includes $252 million of third-party limited partner earnings offset in minority interest expense which is not a component of operating income.

2006 and 2005 Comparison

Asset Management operating income increased 4 percent in 2006 compared to 2005 on revenues that increased 9 percent.

Operating income related to the Spread-Based Investment Business declined 20 percent in 2006 compared to 2005 due primarily to the continued runoff of GIC balances and spread compression related to increases in short-term interest rates. A significant portion of the remaining GIC portfolio consists of floating rate obligations. AIG has entered into hedges to manage against increases in short-term interest rates. AIG believes these hedges are economically effective, but they did not qualify for hedge accounting treatment under FAS 133. Income or loss from these hedges are classified as realized capital gains or losses and are included in AIG's Other category. The decline in operating income was partially offset by improved partnership income, particularly during the fourth quarter of 2006. Partnership income is primarily derived from alternative investments and is affected by performance in the equity markets. Thus, revenues, operating income and cash flow attributable to GICs will vary among reporting periods. Commencing with transactions initiated in the first quarter of 2007, AIG is reinstituting hedge accounting for derivative transactions related to the MIP.

During 2005, the MIP replaced the GIC program as AIG's principal spread-based investment activity. While the MIP showed strong growth in operating income, AIG does not expect that the income growth in the MIP will offset the runoff in the GIC portfolio for the foreseeable future, because the asset mix under the MIP does not include the alternative investments utilized in the GIC program.

The MIP was initially launched in the Euromarkets in September 2005 through AIG's $10 billion Euro medium term note program. Through December 31, 2006, AIG has issued the equivalent of $5.3 billion for the MIP in the Euromarkets and the U.S. public and private markets.

Operating income related to Institutional Asset Management increased 50 percent in 2006 to $1.0 billion compared to 2005, primarily due to an increase of $337 million in gains on certain VIEs and partnerships. These gains are offset in minority interest expense, which is not a component of operating income. AIG's unaffiliated client assets under management, including both retail mutual funds and institutional accounts, increased 21 percent from year-end 2005 to $75 billion, resulting in higher management fee income. Increased realized capital gains on real estate investments from 2005 also contributed to the increase in operating income. The growth in Institutional Asset Management revenues and operating income were driven by contributions from all asset classes globally. Partially offsetting this growth were lower performance-based fees on private equity investments, and higher expenses related to the planned expansion of marketing and distribution capabilities, combined with technology and operational infrastructure-related enhancements.

2005 and 2004 Comparison

Asset Management operating income increased in 2005 compared to 2004 as a result of growth in institutional assets under management, and the associated fee revenue, along with strong realized gains on sales of real estate investments and performance fees earned on various private equity investments. The increase in operating income was achieved despite the runoff of the existing GIC portfolio and the delay in the MIP. The decline in GIC operating income compared to 2004 reflects tighter spreads in the GIC portfolio, partially offset by improved partnership returns. Spread compression occurred as the base portfolio yield declined due to an increase in the cost of funds in the short-term floating rate portion of the GIC portfolio, only partially offset by increased investment income from the floating rate assets backing the portfolio.

Other Operations

The operating loss of AIG's Other category for the years ended December 31, 2006, 2005 and 2004 was as follows:

(in millions)	**2006**	2005	2004
Other Operating Income (Loss):			
Equity earnings in unconsolidated entities	**$ 193**	$ (124)	$ 157
Interest expense	**(859)**	(541)	(435)
Unallocated corporate expenses	**(555)**	(413)	(316)
Compensation expense — SICO Plans	**(108)**	(205)	(62)
Compensation expense — Starr tender offer	**(54)**	—	—
Realized capital gains (losses)	**(295)**	505	94
Regulatory settlement costs	**—**	(1,644)	—
Other miscellaneous, net	**(23)**	(113)	—
Total Other	**$(1,701)**	$(2,535)	$ (562)

2006 and 2005 Comparison

Operating loss for AIG's Other category declined to $1.7 billion in 2006 compared to $2.5 billion in 2005, largely due to regulatory settlement costs of $1.6 billion in 2005 as described under Item 3. Legal Proceedings. Interest expense grew in 2006 as a result of increased borrowings by the parent holding company. Unallocated corporate expenses increased $142 million due to increases in general corporate expenses primarily resulting from ongoing efforts to improve internal controls, higher stock compensation expenses and expenses relating to executive departures in 2005 and 2006. AIG expects these compensation expenses to continue to increase as these improvement efforts progress. Operating income in 2006 also includes realized capital losses of $295 million, primarily reflecting the effect of hedging activities in the Financial Services and Asset Management segments that did not qualify for hedge accounting treatment under FAS 133. Also reflected in Other operating loss in 2006 is an out of period charge of $61 million with respect to the SICO Plans and a one-time charge related to the Starr tender offer of $54 million. For a further discussion of these items, see Note 16 of Notes to Consolidated Financial Statements. These declines were partially offset by increased equity earnings in certain unconsolidated subsidiaries.

2005 and 2004 Comparison

AIG's Other operating loss was $2.5 billion in 2005 compared to $562 million in 2004, reflecting the $1.6 billion of regulatory settlement costs in 2005. In addition, AIG's equity in certain partially owned subsidiaries includes $312 million and $96 million in catastrophe losses in 2005 and 2004, respectively.

Capital Resources and Liquidity

At December 31, 2006, AIG had total consolidated shareholders' equity of $101.68 billion and total consolidated borrowings of $148.68 billion. At that date, $131.55 billion of such borrowings were not guaranteed by AIG, were matched borrowings by AIG or AIGFP, or represented liabilities connected to trust preferred stock.

In 2007, AIG expects to issue capital securities in one or more series. The proceeds will be used to repurchase shares of common stock or to otherwise improve the efficiency of AIG's capital structure.

Borrowings

At December 31, 2006, AIG's net borrowings were $17.13 billion after reflecting amounts that were matched borrowings by AIG and AIGFP, amounts not guaranteed by AIG and liabilities connected to trust preferred stock. The following table summarizes borrowings outstanding at December 31, 2006 and 2005:

(in millions)	2006	2005
AIG's net borrowings	**$ 17,126**	$ 10,425
Liabilities connected to trust preferred stock	**1,440**	1,391
AIG MIP matched notes and bonds payable	**5,468**	—
Series AIGFP matched notes and bonds payable	**72**	—
AIGFP		
GIAs	**20,664**	20,811
Matched notes and bonds payable	**35,776**	24,950
Hybrid financial instrument liabilities*	**8,856**	—
Borrowings not guaranteed by AIG	**59,277**	52,272
Total	**$148,679**	$109,849

* *Represents structured notes issued by AIGFP that are accounted for using the fair value option.*

Borrowings issued or guaranteed by AIG and those borrowings not guaranteed by AIG at December 31, 2006 and 2005 were as follows:

(in millions)	2006	2005
AIG borrowings:		
Notes and bonds payable	**$ 8,915**	$ 4,607
Loans and mortgages payable	**841**	814
AIG MIP matched notes and bonds payable	**5,468**	—
Series AIGFP matched notes and bonds payable	**72**	—
Total AIG Borrowing	**15,296**	5,421
Borrowings guaranteed by AIG:		
AIGFP		
GIAs	**20,664**	20,811
Notes and bonds payable	**37,528**	26,463
Hybrid financial instrument liabilities[(a)]	**8,856**	—
Total	**67,048**	47,274
AIG Funding, Inc. commercial paper	**4,821**	2,694
AGC Notes and bonds payable	**797**	797
Liabilities connected to trust preferred stock	**1,440**	1,391
Total borrowings issued or guaranteed by AIG	**89,402**	57,577
Borrowings not guaranteed by AIG:		
ILFC		
Commercial paper	**2,747**	2,615
Notes and bonds payable[(b)]	**26,591**	23,715
Total	**29,338**	26,330
AGF		
Commercial paper	**4,328**	3,423
Notes and bonds payable	**19,595**	18,719
Total	**23,923**	22,142
AIGCFG		
Commercial paper	**227**	476
Loans and mortgages payable	**1,453**	1,047
Total	**1,680**	1,523
AIG Finance Taiwan Limited commercial paper	**26**	—
Other Subsidiaries	**1,065**	927
Variable Interest Entity debt:		
A.I. Credit	**880**	—
AIGGIG	**55**	140
AIG Global Real Estate Investment	**2,052**	977
AIG SunAmerica	**203**	233
ALICO	**55**	—
Total	**3,245**	1,350
Total borrowings not guaranteed by AIG	**59,277**	52,272
Total Debt	**$148,679**	$109,849

(a) Represents structured notes issued by AIGFP that are accounted for using the fair value option.

(b) Includes borrowings under Export Credit Facility of $2.7 billion and $2.6 billion, at December 31, 2006 and 2005, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations *Continued*

The debt activity, excluding commercial paper of $12.15 billion and VIE debt of $3.25 billion, for the year ended December 31, 2006 was as follows:

(in millions)	Balance at December 31, 2005	Issuances	Maturities and Repayments	Effect of Foreign Exchange	Other Changes	**Balance at December 31, 2006**
AIG						
Notes and bonds payable	$ 4,607	$ 5,262	$ (1,096)	$ 142	$ —	**$ 8,915**
Loans and mortgages payable	814	1,348	(1,325)	3	1	**841**
AIG MIP matched notes and bonds payable	—	5,371	—	98	(1)	**5,468**
Series AIGFP matched notes and bonds payable	—	72	—	—	—	**72**
AIGFP						
GIAs	20,811	12,265	(12,432)	20	—	**20,664**
Notes and bonds payable and hybrid financial instrument liabilities	26,463	32,115	(12,532)	299	39	**46,384**
AGC notes and bonds payable	797	—	—	—	—	**797**
Liabilities connected to trust preferred stock	1,391	—	—	—	49	**1,440**
ILFC notes and bonds payable	23,715	6,406	(3,843)	535	(222)	**26,591**
AGF notes and bonds payable	18,719	3,620	(3,065)	296	25	**19,595**
AIGCFG loans and mortgages payable	1,047	3,067	(2,711)	58	(8)	**1,453**
Other subsidiaries	927	344	(350)	4	140	**1,065**
Total	$99,291	$69,870	$(37,354)	$1,455	$ 23	**$133,285**

AIG (Parent Company)

AIG intends to continue its customary practice of issuing debt securities from time to time to meet its financing needs and those of certain of its subsidiaries for general corporate purposes, as well as for the MIP. In July 2006, AIG filed and had declared effective a post-effective amendment to its universal shelf registration statement to sell up to $25.1 billion of debt securities, preferred and common stock and other securities.

In October 2006, AIG established a medium term note program under its shelf registration statement providing for the issuance of up to $25.1 billion of AIG debt securities. The proceeds from the issuance of these debt securities may be used (i) by AIG for general corporate purposes, (ii) by AIGFP as it would use the proceeds from its own borrowings as discussed below or (iii) to fund the MIP. As of December 31, 2006, $1.8 billion principal amount of notes were outstanding under the medium term note program, of which (i) $749 million was used for AIG's general corporate purposes, (ii) $72 million was used by AIGFP and (iii) $1.0 billion was used to fund the MIP. The maturity dates of these notes range from 2011 to 2046. To the extent deemed appropriate, AIG may enter into swap transactions to manage its effective borrowing with respect to these notes.

AIG also maintains a Euro medium term note program under which an aggregate nominal amount of up to $10.0 billion of notes may be outstanding at any one time. The program provides that additional notes may be issued to replace matured or redeemed notes. As of December 31, 2006, the equivalent of $5.7 billion of notes were outstanding under the program, of which $3.7 billion were used to fund the MIP and the remainder was used for AIG's general corporate purposes. The aggregate amount outstanding includes $249 million resulting from foreign exchange translation into U.S. dollars, of which $151 million relates to notes issued by AIG for general corporate purposes and $98 million relates to notes issued to fund the MIP. AIG has hedged the currency exposure arising from foreign currency denominated notes by effectively economically hedging that exposure, although such hedges did not qualify for hedge accounting treatment under FAS 133. In 2007, through February 15, AIG issued the equivalent of $194 million under the Euro program to fund the MIP.

In 2006, AIG issued in Rule 144A/Regulation S offerings $3 billion principal amount of senior notes, of which $1.0 billion was exchanged by AIG for substantially identical notes that are registered under the Securities Act. The proceeds from the sale of $2.25 billion of these notes were used for AIG's general corporate purposes and $750 million was used to fund the MIP. In 2007, through February 15, AIG issued in Rule 144A offerings an aggregate of $750 million principal amount of senior notes, of which $500 million was used to fund the MIP and $250 million was used for AIG's general corporate purposes.

In November 2006, AIG filed a shelf registration statement in Japan, providing for the issuance of up to Japanese Yen 300 billion principal amount of senior notes. In December 2006, AIG issued the equivalent of $429 million under the Japanese shelf registration statement, the proceeds of which were used for AIG's general corporate purposes.

In November 2006, AIG established an Australian dollar debt program under which senior notes with an aggregate amount of up to 5 billion Australian dollars may be outstanding at any one time. The program provides that additional notes may be issued to replace matured or redeemed notes. Although as of December 31, 2006 there were no outstanding notes under the Australian program, AIG intends to use the program opportunistically to fund the MIP or for AIG's general corporate purposes.

In March 2006, AIG borrowed a total of $1.3 billion on an unsecured basis pursuant to loan agreements with third-party banks, of which $700 million remained outstanding on December 31, 2006; $500 million was repaid in February 2007, and the balance matures in March 2007.

AIGFP

AIGFP uses the proceeds from the issuance of notes and bonds and GIA borrowings to invest in a diversified portfolio of securities and derivative transactions. The borrowings may also be temporarily invested in securities purchased under agreements to resell. AIGFP's notes and bonds include structured debt instruments whose payment terms are linked to one or more financial or other indices (such as an equity index or commodity index or another measure that is not considered to be clearly and closely related to the debt instrument). These notes contain embedded derivatives that otherwise would be required to be accounted for separately under FAS 133. Upon AIG's early adoption of FAS 155, AIGFP elected the fair value option for these notes. The notes that are accounted for using the fair value option are reported separately under hybrid financial instrument liabilities. AIG guarantees the obligations of AIGFP under AIGFP's notes and bonds and GIA borrowings. See Operating Review — Financial Services Operations, Liquidity and Derivatives herein.

In June 2006, AIGFP sold an aggregate of $2.0 billion principal amount of senior, floating rate notes in Rule 144A offerings, of which $1.0 billion matures in 2007 and $1.0 billion matures in 2008. AIGFP also has a Euro medium term note program under which an aggregate nominal amount of up to $10.0 billion of notes may be outstanding at any one time. The program provides that additional notes may be issued to replace matured or redeemed notes. As of December 31, 2006, $5.66 billion of notes were outstanding under the program, including $575 million resulting from foreign exchange translation into U.S. dollars. AIGFP's Rule 144A Notes and the notes issued under this program are guaranteed by AIG and are included in AIGFP's Notes and Bonds Payable in the preceding table of borrowings.

AIG Funding

AIG Funding, Inc. (AIG Funding), issues commercial paper that is guaranteed by AIG in order to help fulfill the short-term cash requirements of AIG and its subsidiaries. The issuance of AIG Funding's commercial paper, including the guarantee by AIG, is subject to the approval of AIG's Board of Directors or the Finance Committee of the Board if it exceeds certain pre-approved limits.

As backup for the commercial paper program and for other general corporate purposes, AIG and AIG Funding maintain revolving credit facilities, which, as of December 31, 2006, had an aggregate of $5.8 billion available to be drawn and which are summarized below under Revolving Credit Facilities.

ILFC

ILFC fulfills its short-term cash requirements through operating cash flows and the issuance of commercial paper. The issuance of commercial paper is subject to the approval of ILFC's Board of Directors and is not guaranteed by AIG. ILFC maintains syndicated revolving credit facilities which, as of December 31, 2006, aggregated $6.5 billion and which are summarized below under Revolving Credit Facilities. These facilities are used as back up for ILFC's maturing debt and other obligations.

As a well-known seasoned issuer, ILFC has filed an automatic shelf registration statement with the SEC allowing ILFC immediate access to the U.S. public debt markets. For 2006, $1.90 billion of debt securities were issued under this registration statement and $3.52 billion were issued under a prior registration statement. In addition, ILFC has a Euro medium term note program for $7.0 billion, under which $4.28 billion in notes were sold through December 31, 2006. Notes issued under the Euro medium term note program are included in ILFC Notes and bonds payable in the preceding table of borrowings. The foreign exchange adjustment for the foreign currency denominated debt was $733 million at December 31, 2006 and $197 million at December 31, 2005. ILFC has substantially eliminated the currency exposure arising from foreign currency denominated notes by economically hedging the portion of the note exposure not already offset by Euro-denominated operating lease payments, although such hedges did not qualify for hedge accounting treatment under FAS 133.

ILFC had a $4.3 billion Export Credit Facility for use in connection with the purchase of approximately 75 aircraft delivered through 2001. This facility was guaranteed by various European Export Credit Agencies. The interest rate varies from 5.75 percent to 5.90 percent on these amortizing ten-year borrowings depending on the delivery date of the aircraft. At December 31, 2006, ILFC had $1.0 billion outstanding under this facility. The debt is collateralized by a pledge of the shares of a subsidiary of ILFC, which holds title to the aircraft financed under the facility.

In May 2004, ILFC entered into a similarly structured Export Credit Facility for up to a maximum of $2.64 billion for Airbus aircraft to be delivered through May 31, 2005. The facility was subsequently increased to $3.64 billion and extended to include aircraft to be delivered through May 31, 2007. The facility becomes available as the various European Export Credit Agencies provide their guarantees for aircraft based on a six-month forward-looking calendar, and the interest rate is determined through a bid process. At December 31, 2006, ILFC had $1.7 billion outstanding under this facility. Borrowings with respect to these facilities are included in ILFC's Notes and bonds payable in the preceding table of borrowings.

From time to time, ILFC enters into funded financing agreements. As of December 31, 2006, ILFC had a total of $1.2 billion outstanding, which has varying maturities through February 2012. The interest rates are LIBOR-based, with spreads ranging from 0.30 percent to 1.625 percent.

In December of 2005, ILFC issued two tranches of junior subordinated debt totaling $1.0 billion to underlie trust preferred securities issued by a trust sponsored by ILFC. Both tranches mature on December 21, 2065, but each tranche has a different call option. The $600 million tranche has a call date of December 21, 2010 and the $400 million tranche has a call date of December 21, 2015. The tranche with the 2010 call date has a fixed interest rate of 5.90 percent for the first five years. The tranche with the 2015 call date has a fixed interest rate of 6.25 percent for the first ten years.

Both tranches have interest rate adjustments if the call option is not exercised. If the call option is not exercised, the new interest rate will be a floating quarterly reset rate based on the initial credit spread plus the highest of (i) 3-month LIBOR, (ii) 10-year constant maturity treasury and (iii) 30-year constant maturity treasury.

The proceeds of ILFC's debt financing are primarily used to purchase flight equipment, including progress payments during the construction phase. The primary sources for the repayment of this debt and the interest expense thereon are the cash flow from operations, proceeds from the sale of flight equipment and the rollover and refinancing of the prior debt. AIG does not guarantee the debt obligations of ILFC. See also Operating Review — Financial Services Operations and Liquidity herein.

AGF

AGF fulfills its short-term cash requirements through the issuance of commercial paper. The issuance of commercial paper is subject to the approval of AGF's Board of Directors and is not guaranteed by AIG. AGF maintains committed syndicated revolving credit facilities which, as of December 31, 2006, aggregated to $4.25 billion and which are summarized below under Revolving Credit Facilities. The facilities can be used for general corporate purposes and to provide backup for AGF's commercial paper programs.

AGF issued $3.62 billion during 2006 and $5.51 billion during 2005 of notes and bonds ranging in maturities from two to 25 years. As of December 31, 2006, notes and bonds aggregating $19.59 billion were outstanding with maturity dates ranging from 2007 to 2031 at interest rates ranging from 1.94 percent to 8.45 percent. To the extent deemed appropriate, AGF may enter into swap transactions to manage its effective borrowing with respect to these notes and bonds. As a well-known seasoned issuer, AGF has filed an automatic shelf registration statement with the SEC allowing AGF immediate access to the U.S. public debt markets. At December 31, 2006, AGF had the corporate authority to issue up to $13.4 billion of debt securities under its shelf registration statements.

In January 2007, AGF issued junior subordinated debentures in an aggregate principal amount of $350 million that mature in January 2067. The debentures underlie a series of trust preferred securities sold by a trust sponsored by AGF in a Rule 144A/ Regulation S offering. AGF can redeem the debentures at par beginning in January 2017 and until that time will pay a fixed rate of interest. If AGF does not redeem the debentures in January 2017, the interest rate changes to a floating rate, which will reset based on 3-month LIBOR.

AGF's funding sources include a medium term note program, private placement debt, retail note issuances, securitizations of finance receivables that AGF accounts for as on-balance-sheet secured financings and bank financings. In addition, AGF has become an established issuer of long-term debt in the international capital markets.

In addition to debt refinancing activities, proceeds from the collection of finance receivables may be used to pay the principal and interest on AGF's debt. AIG does not guarantee any of the debt obligations of AGF. See also Operating Review — Financial Services Operations and Liquidity herein.

AIGCFG

AIGCFG has a variety of funding mechanisms for its various markets, including: retail and wholesale deposits; short-term and long-term bank loans and intercompany subordinated debt. AIG Credit Card Company (Taiwan), a consumer finance business in Taiwan, has issued commercial paper for the funding of its own operations. AIG does not guarantee any borrowings for AIGCFG businesses, including this commercial paper.

Revolving Credit Facilities

AIG, ILFC and AGF maintain the following committed, unsecured revolving credit facilities in order to support their respective commercial paper programs and for general corporate purposes. AIG, ILFC and AGF expect to replace or extend these credit facilities on or prior to their expiration. Some of the facilities, as noted below, contain a "term-out option" allowing for the conversion by the borrower of any outstanding loans at expiration into one-year term loans.

(in millions) Facility	Size	Borrower(s)	Available Amount December 31, 2006	Expiration	One-Year Term-Out Option
AIG:					
364-Day Syndicated Facility	$1,625	AIG AIG Funding[(a)] AIG Capital Corporation[(a)]	**$1,625**	July 2007	Yes
5-Year Syndicated Facility	1,625	AIG AIG Funding[(a)] AIG Capital Corporation[(a)]	**1,625**	July 2011	No
364-Day Bilateral Facility	3,200	AIG[(b)] AIG Funding	**505**	November 2007	Yes
364-Day Intercompany Facility[(c)]	2,000	AIG	**2,000**	October 2007	Yes
Total AIG	$8,450		**$5,755**		
ILFC:					
5-Year Syndicated Facility	$2,500	ILFC	**$2,500**	October 2011	No
5-Year Syndicated Facility	2,000	ILFC	**2,000**	October 2010	No
5-Year Syndicated Facility	2,000	ILFC	**2,000**	October 2009	No
Total ILFC	$6,500		**$6,500**		
AGF:					
364-Day Syndicated Facility	$2,125	American General Finance Corporation American General Finance, Inc.[(d)]	**$2,125**	July 2007	Yes
5-Year Syndicated Facility	2,125	American General Finance Corporation	**2,125**	July 2010	No
Total AGF	$4,250		**$4,250**		

(a) Guaranteed by AIG.

(b) This facility can be drawn in the form of loans or letters of credit. All drawn amounts shown above are in the form of letters of credit.

(c) Subsidiaries of AIG are the lenders on this facility.

(d) American General Finance, Inc. is an eligible borrower for up to $400 million only.

Credit Ratings

The cost and availability of unsecured financing for AIG and its subsidiaries are generally dependent on their short-term and long-term debt ratings. The following table presents the credit ratings of AIG and certain of its subsidiaries as of February 28, 2007. In parentheses, following the initial occurrence in the table of each rating, is an indication of that rating's relative rank within the agency's rating categories. That ranking refers only to the generic or major rating category and not to the modifiers appended to the rating by the rating agencies to denote relative position within such generic or major category.

	Short-term Debt			Senior Long-term Debt		
	Moody's	S&P	Fitch	Moody's[(a)]	S&P[(b)]	Fitch[(c)]
AIG	P-1 (1st of 3)	A-1+ (1st of 6)	F1+ (1st of 5)	Aa2 (2nd of 9)	AA (2nd of 8)	AA (2nd of 9)
AIG Financial Products Corp.[(d)]	P-1	A-1+	—	Aa2	AA	—
AIG Funding, Inc.[(d)]	P-1	A-1+	F1+	—	—	—
ILFC	P-1	A-1+	F1 (1st of 5)	A1 (3rd of 9)	AA-[(e)] (2nd of 8)	A+ (3rd of 9)
American General Finance Corporation	P-1	A-1 (1st of 6)	F1	A1	A+ (3rd of 8)	A+
American General Finance, Inc.	P-1	A-1	F1	—	—	A+

(a) Moody's Investors Service (Moody's). Moody's appends numerical modifiers 1, 2 and 3 to the generic rating categories to show relative position within rating categories.

(b) Standard & Poor's, a division of the McGraw-Hill Companies (S&P). S&P ratings may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

(c) Fitch Ratings (Fitch). Fitch ratings may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

(d) AIG guarantees all obligations of AIG Financial Products Corp. and AIG Funding, Inc.

(e) Negative rating outlook. A negative outlook by S&P indicates that a rating may be lowered, but is not necessarily a precursor of a ratings change. The outlook on all other credit ratings in the table is stable.

These credit ratings are current opinions of the rating agencies. As such, they may be changed, suspended or withdrawn at any time by the rating agencies as a result of changes in, or unavailability of, information or based on other circumstances. Ratings may also be withdrawn at AIG management's request. This discussion of ratings is not a complete list of ratings of AIG and its subsidiaries. See Item 1A. Risk Factors for more information regarding the credit ratings of AIG and its subsidiaries and certain risks related thereto.

"Rating triggers" have been defined by one independent rating agency to include clauses or agreements the outcome of which depends upon the level of ratings maintained by one or more rating agencies. Rating triggers generally relate to events which (i) could result in the termination or limitation of credit availability, or require accelerated repayment, (ii) could result in the termination of business contracts or (iii) could require a company to post collateral for the benefit of counterparties.

AIG believes that any of its own or its subsidiaries' contractual obligations that are subject to "ratings triggers" or financial covenants relating to "ratings triggers" would not have a material adverse effect on its financial condition or liquidity. Ratings downgrades could also trigger the application of termination provisions in certain of AIG's contracts, principally agreements entered into by AIGFP and assumed reinsurance contracts entered into by Transatlantic.

It is estimated that, as of the close of business on February 15, 2007, based on AIGFP's outstanding municipal GIAs and financial derivatives transactions as of such date, a downgrade of AIG's long-term senior debt ratings to 'Aa3' by Moody's or 'AA–' by S&P would permit counterparties to call for approximately $864 million of collateral. Further, additional downgrades could result in requirements for substantial additional collateral, which could have a material effect on how AIGFP manages its liquidity. The actual amount of additional collateral that AIGFP would be required to post to counterparties in the event of such downgrades depends on market conditions, the fair value of the outstanding affected transactions and other factors prevailing at the time of the downgrade. Additional obligations to post collateral would increase the demand on AIGFP's liquidity.

Contractual Obligations and Other Commercial Commitments

The maturity schedule of contractual obligations of AIG and its consolidated subsidiaries at December 31, 2006 was as follows:

		Payments due by Period			
(in millions)	Total Payments	Less Than One Year	1-3 Years	3+-5 Years	Over Five Years
Borrowings[(a)]	$133,285	$ 34,670	$ 29,949	$30,483	$ 38,183
Interest payments on borrowings	44,090	4,960	8,130	5,445	25,555
Loss reserves[(b)]	79,999	22,000	24,399	11,600	22,000
Insurance and investment contract liabilities[(c)]	577,730	16,023	27,728	39,376	494,603
GIC liabilities[(d)]	56,042	19,399	23,209	3,889	9,545
Aircraft purchase commitments	19,042	5,442	7,079	2,155	4,366
Operating leases	2,763	626	802	581	754
Total	$912,951	$103,120	$121,296	$93,529	$595,006

(a) Excludes commercial paper and obligations included as debt pursuant to FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46R), and includes hybrid financial instrument liabilities recorded at fair value. See also Note 9 of Notes to Consolidated Financial Statements.

(b) Represents future loss and loss adjustment expense payments estimated based on historical loss development payment patterns.

(c) Insurance and investment contract liabilities include various investment-type products with contractually scheduled maturities, including periodic payments of a term certain nature. Insurance and investment contract liabilities also include benefit and claim liabilities, of which a significant portion represents policies and contracts that do not have stated contractual maturity dates and may not result in any future payment obligations. For these policies and contracts (i) AIG is currently not making payments until the occurrence of an insurable event, such as death or disability, (ii) payments are conditional on survivorship, or (iii) the occurrence of a payment due to a surrender or other non-scheduled event out of AIG's control. AIG has made significant assumptions to determine the estimated undiscounted cash flows of these contractual policy benefits which include mortality, morbidity, future lapse rates, expenses, investment returns and interest crediting rates, offset by expected future deposits and premium on in-force policies. Due to the significance of the assumptions used, the amounts presented could be materially different from actual required payments. The amounts presented in this table are undiscounted and therefore exceed the future policy benefits and policyholder contract deposits included in the balance sheet.

(d) Represents guaranteed maturities under GICs.

The maturity schedule of other commercial commitments of AIG and its consolidated subsidiaries at December 31, 2006 was as follows:

		Amount of Commitment Expiration			
	Total Amounts Committed	Less Than One Year	1-3 Years	3+-5 Years	Over Five Years
Letters of credit:					
Life Insurance & Retirement Services	$ 185	$ 21	$ 28	$ —	$ 136
Parent Company[(a)]	641	522	1	118	—
DBG	198	198	—	—	—
Standby letters of credit:					
Capital Markets	1,739	1,427	104	40	168
Guarantees:					
Life Insurance & Retirement Services[(b)]	2,100	113	423	7	1,557
Aircraft Leasing	161	—	52	—	109
Asset Management	246	23	53	—	170
Other commercial commitments[(c)]:					
Capital Markets[(d)]	15,946	5,127	2,313	2,640	5,866
Aircraft Leasing[(e)]	344	—	—	—	344
Life Insurance & Retirement Services[(f)]	4,896	1,119	1,730	1,177	870
Asset Management[(g)]	1,310	896	255	91	68
Life Settlement	203	—	203	—	—
DBG[(h)]	1,588	690	603	295	—
Parent Company	193	56	137	—	—
Total	$29,750	$10,192	$5,902	$4,368	$9,288

(a) Represents reimbursement obligations under letters of credit issued by commercial banks.

(b) Primarily AIG SunAmerica construction guarantees connected to affordable housing investments.

(c) Excludes commitments with respect to pension plans. The annual pension contribution for 2007 is expected to be approximately $95 million for U.S. and non-U.S. plans. See also Note 15 of Notes to Consolidated Financial Statements.

(d) Primarily liquidity facilities provided in connection with certain municipal swap transactions and collateralized bond obligations.

(e) Primarily in connection with options to acquire aircraft.

(f) Primarily AIG SunAmerica commitments to invest in partnerships.

(g) Includes commitments to invest in limited partnerships, private equity and hedge funds and real estate.

(h) Primarily commitments to invest in limited partnerships.

Special Purpose Vehicles and Off Balance Sheet Arrangements

AIG transacts with special purpose vehicles (SPVs) in the ordinary course of business. Many of these SPVs are included in the consolidated financial statements but some are off balance sheet.

AIG has guidelines with respect to the formation of and investment in SPVs and off balance sheet arrangements. In addition, AIG has expanded the responsibility of its Complex Structured Financial Transaction Committee (CSFT) to include the review of any transaction that could subject AIG to heightened legal, reputational, regulatory, accounting or other risk. See Item 9A. Controls and Procedures — Management's Report on Internal Control Over Financial Reporting for a further discussion of the CSFT.

For additional information related to AIG's activities with respect to VIEs and certain guarantees, see Notes 1 and 18 of Notes to Consolidated Financial Statements.

Shareholders' Equity

AIG's consolidated shareholders' equity increased during 2006 and 2005 as follows:

(in millions)	2006	2005
Beginning of year	**$ 86,317**	$79,673
Net income	**14,048**	10,477
Unrealized appreciation (depreciation) of investments, net of tax	**1,735**	(1,978)
Cumulative translation adjustment, net of tax	**936**	(540)
Dividends to shareholders	**(1,690)**	(1,615)
Other*	**331**	300
End of year	**$101,677**	$86,317

* *Reflects the effects of employee stock transactions and in 2006 also reflects the cumulative effect of accounting changes, including the adoption of FAS 158. See Note 1(hh) of Notes to Consolidated Financial Statements.*

AIG has in the past reinvested most of its unrestricted earnings in its operations and believes such continued reinvestment in the future will be adequate to meet any foreseeable capital needs. However, AIG may choose from time to time to raise additional funds through the issuance of additional securities.

In February 2007, AIG's Board of Directors adopted a new dividend policy, to take effect with the dividend to be declared in the second quarter of 2007, providing that under ordinary circumstances, AIG's plan will be to increase its common stock dividend by approximately 20 percent annually.

Share Repurchases

During 2006, AIG did not purchase any shares of its common stock under its existing share repurchase authorization. At December 31, 2006, an additional 36,542,700 shares could be purchased under the then current authorization by AIG's Board of Directors. In February 2007, AIG's Board of Directors increased the repurchase program by authorizing the repurchase of shares with an aggregate purchase price of $8 billion. AIG or its subsidiaries from time to time may buy shares of its common stock in the open market for general corporate purposes, including to satisfy its obligations under various employee benefit plans. During 2006, ILFC purchased 17,000 shares of AIG common stock at an average cost of $72.18 per share to satisfy its obligations under an employee benefit plan. See Capital Resources and Liquidity — Liquidity for a discussion of possible share repurchases in 2007.

Dividends from Insurance Subsidiaries

Payments of dividends to AIG by its insurance subsidiaries are subject to certain restrictions imposed by regulatory authorities. With respect to AIG's domestic insurance subsidiaries, the payment of any dividend requires formal notice to the insurance department in which the particular insurance subsidiary is domiciled. Under the laws of many states, an insurer may pay a dividend without prior approval of the insurance regulator when the amount of the dividend is below certain regulatory thresholds. Other foreign jurisdictions may restrict the ability of AIG's foreign insurance subsidiaries to pay dividends. The most significant foreign insurance regulatory jurisdictions include Bermuda, Japan, Hong Kong, Taiwan, the United Kingdom, Thailand and Singapore. Largely as a result of the restrictions, approximately 90 percent of consolidated shareholders' equity was restricted from immediate transfer to AIG parent at December 31, 2006. See Regulation and Supervision herein. AIG cannot predict how recent regulatory investigations may affect the ability of its regulated subsidiaries to pay dividends. To AIG's knowledge, no AIG company is currently on any regulatory or similar "watch list" with regard to solvency. See also Liquidity herein, Note 12 of Notes to Consolidated Financial Statements and Item 1A. Risk Factors — Liquidity.

Regulation and Supervision

AIG's insurance subsidiaries, in common with other insurers, are subject to regulation and supervision by the states and jurisdictions in which they do business. In the U.S., the NAIC has developed Risk-Based Capital (RBC) requirements. RBC relates an individual insurance company's statutory surplus to the risk inherent in its overall operations.

In preparing both its 2004 and 2005 audited statutory financial statements for its Domestic General Insurance companies, AIG agreed with the relevant state regulatory authorities on the statutory accounting treatment of the various items requiring adjustment or restatement. With respect to the 2004 audited statutory financial statements, these adjustments and restatements reduced previously reported General Insurance statutory surplus at December 31, 2004 by approximately $3.5 billion, to approximately $20.6 billion. With respect to the 2005 audited statutory financial statements, the state regulators permitted the Domestic General Insurance companies to record a $724 million reduction to opening statutory surplus as of January 1, 2005.

AIG's insurance subsidiaries file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by domestic and foreign insurance regulatory authorities. The principal differences between statutory financial statements and financial statements prepared in accordance with U.S. GAAP for domestic companies are that statutory financial statements do not reflect DAC, some bond portfolios may be carried at amortized cost, assets and liabilities are presented net of reinsurance, policyholder liabilities are valued using more conservative assumptions and certain assets are non-admitted.

In connection with the filing of the 2005 statutory financial statements for AIG's Domestic General Insurance companies, AIG agreed with the relevant state insurance regulators on the statutory accounting treatment of various items. The regulatory authorities have also permitted certain of the domestic and foreign insurance subsidiaries to support the carrying value of their investments in certain non-insurance and foreign insurance subsidiaries by utilizing the AIG audited consolidated financial statements to satisfy the requirement that the U.S. GAAP-basis equity of such entities be audited. In addition, the regulatory authorities have permitted the Domestic General Insurance companies to utilize audited financial statements prepared on a basis of accounting other than U.S. GAAP to value investments in joint ventures, limited partnerships and hedge funds. AIG has received similar permitted practices authorizations from insurance regulatory authorities in connection with the 2006 statutory financial statements. These permitted practices did not affect the Domestic General Insurance companies' compliance with minimum regulatory capital requirements.

Statutory capital of each company continued to exceed minimum company action level requirements following the adjustments, but AIG nonetheless contributed an additional $750 million of capital into American Home effective September 30, 2005 and contributed a further $2.25 billion of capital in February 2006 for a total of approximately $3 billion of capital into Domestic General Insurance subsidiaries effective December 31, 2005. To enhance their current capital positions, AIG suspended dividends from the DBG companies from the fourth quarter 2005 through 2006, but AIG expects dividend payments will resume in the first quarter of 2007. AIG believes it has the capital resources and liquidity to fund any necessary statutory capital contributions.

As discussed above, various regulators have commenced investigations into certain insurance business practices. In addition, the OTS and other regulators routinely conduct examinations of AIG and its subsidiaries, including AIG's consumer finance operations. AIG cannot predict the ultimate effect that these investigations and examinations, or any additional regulation arising therefrom, might have on its business. Federal, state or local legislation may affect AIG's ability to operate and expand its various financial services businesses, and changes in the current laws, regulations or interpretations thereof may have a material adverse effect on these businesses.

AIG's U.S. operations are negatively affected under guarantee fund assessment laws which exist in most states. As a result of operating in a state which has guarantee fund assessment laws, a solvent insurance company may be assessed for certain obligations arising from the insolvencies of other insurance companies which operated in that state. AIG generally records these assessments upon notice. Additionally, certain states permit at least a portion of the assessed amount to be used as a credit against a company's future premium tax liabilities. Therefore, the ultimate net assessment cannot reasonably be estimated. The guarantee fund assessments net of credits for 2006, 2005 and 2004, respectively, were $97 million, $124 million and $118 million.

AIG is also required to participate in various involuntary pools (principally workers compensation business) which provide insurance coverage for those not able to obtain such coverage in the voluntary markets. This participation is also recorded upon notification, as these amounts cannot reasonably be estimated.

A substantial portion of AIG's General Insurance business and a majority of its Life Insurance & Retirement Services business are conducted in foreign countries. The degree of regulation and supervision in foreign jurisdictions varies. Generally, AIG, as well as the underwriting companies operating in such jurisdictions, must satisfy local regulatory requirements. Licenses issued by foreign authorities to AIG subsidiaries are subject to modification and revocation. Thus, AIG's insurance subsidiaries could be prevented from conducting future business in certain of the jurisdictions where they currently operate. AIG's international operations include operations in various developing nations. Both current and future foreign operations could be adversely affected by unfavorable political developments up to and including nationalization of AIG's operations without compensation. Adverse effects resulting from any one country may affect AIG's results of operations, liquidity and financial condition depending on the magnitude of the event and AIG's net financial exposure at that time in that country.

Foreign insurance operations are individually subject to local solvency margin requirements that require maintenance of adequate capitalization, which AIG complies with by country. In addition, certain foreign locations, notably Japan, have established regulations that can result in guarantee fund assessments. These have not had a material effect on AIG's financial condition or results of operations.

Liquidity

AIG manages liquidity at both the subsidiary and parent company levels. At December 31, 2006, AIG's consolidated invested assets, primarily held by its subsidiaries, included $26.8 billion in cash and short-term investments. Consolidated net cash provided from operating activities in 2006 amounted to $6.8 billion. At the parent company level, liquidity management activities are conducted in a manner to preserve and enhance funding stability, flexibility, and diversity through the full range of potential operating environments and market conditions. AIG's primary sources of cash flow are dividends and other payments from its regulated and unregulated subsidiaries, as well as issuances of debt securities. Primary uses of cash flow are for debt service, subsidiary funding and shareholder dividend payments. Management believes that AIG's liquid assets, cash provided by operations and access to the capital markets will enable it to meet its anticipated cash requirements, including the funding of increased dividends under AIG's new dividend policy and repurchases of common stock.

Insurance Operations

The liquidity of the combined insurance operations is derived both domestically and abroad. The combined insurance operating cash flow is derived from two sources, underwriting operations and investment operations. Cash flow from underwriting operations includes periodic premium collections, including policyholders' contract deposits, and paid loss recoveries, less reinsurance premiums, losses, benefits, and acquisition and operating expenses. Generally, there is a time lag from when premiums are collected and, when as a result of the occurrence of events specified in the policy, the losses and benefits are paid. Investment cash flow is primarily derived from interest and dividends received and includes realized capital gains net of realized capital losses.

In addition to the combined insurance operating cash flow, AIG's insurance operations held $11.2 billion in cash and short-term investments at December 31, 2006. Operating cash flow and the cash and short-term balances held provided AIG's insurance operations with a significant amount of liquidity. This liquidity is available, among other things, to purchase predominately high quality and diversified fixed income securities and, to a lesser extent, marketable equity securities, and to provide mortgage loans on real estate, policy loans, and collateral loans. This cash flow coupled with proceeds of approximately $126 billion from the maturities, sales and redemptions of fixed income securities and from the sale of equity securities was used to purchase approximately $161 billion of fixed income securities and marketable equity securities during 2006.

See also Operating Review — General Insurance Operations — General Insurance Net Investment Income and Life Insurance & Retirement Services Operations — Life Insurance & Retirement Services Net Investment Income and Realized Capital Gains (Losses) herein.

General Insurance

General Insurance operating cash flow is derived from underwriting and investment activities. With respect to General Insurance operations, if paid losses accelerated beyond AIG's ability to fund such paid losses from current operating cash flows, AIG might need to liquidate a portion of its General Insurance investment portfolio and/or arrange for financing. Potential events causing such a liquidity strain could be the result of several significant catastrophic events occurring in a relatively short period of time. Additional strain on liquidity could occur if the investments liquidated to fund such paid losses were sold into a depressed market place and/or reinsurance recoverable on such paid losses became uncollectible or collateral supporting such reinsurance recoverable significantly decreased in value.

Life Insurance & Retirement Services

Life Insurance & Retirement Services operating cash flow is derived from underwriting and investment activities. If a substantial portion of the Life Insurance & Retirement Services operations bond portfolio diminished significantly in value and/or defaulted, AIG might need to liquidate other portions of its Life Insurance & Retirement Services investment portfolio and/or arrange financing. Potential events causing such a liquidity strain could be the result of economic collapse of a nation or region in which Life Insurance & Retirement Services operations exist, nationalization, terrorist acts, or other economic or political upheaval. In addition, a significant rise in interest rates leading to a major increase in policyholder surrenders could also create a liquidity strain.

Financial Services

AIG's major Financial Services operating subsidiaries consist of AIGFP, ILFC, AGF and AIGCFG. Sources of funds considered in meeting the liquidity needs of AIGFP's operations include GIAs, issuance of long-term and short-term debt, proceeds from maturities, sales of securities available for sale and securities and spot commodities leased or sold under repurchase agreements. ILFC, AGF and AIGCFG utilize the commercial paper markets, bank loans and bank credit facilities as sources of liquidity. ILFC and AGF also fund in the domestic and international capital markets without reliance on any guarantee from AIG. An additional source of liquidity for ILFC is the use of export credit facilities. AIGCFG also uses wholesale and retail bank deposits as sources of funds. On occasion, AIG has provided equity capital to ILFC, AGF and AIGCFG and provides intercompany loans to AIGCFG.

Asset Management

Asset Management operating cash flow is derived primarily from investment income in connection with domestic and foreign GICs and from the collection of various forms of investment management fees, brokerage commissions and custody fees earned from affiliated and unaffiliated clients. Investment management fees are typically asset-based fees collected on a periodic basis, while brokerage commissions and custody fees are more transaction driven and received on a continual basis. Asset Management also derives cash from the realization of gains earned through its investment partnership holdings and collects various forms of incentive management fees. These incentive management fees, which are typically based on the appreciation and/or realization of gains on managed assets, are generally received in the form of carried interest earned from sponsored funds managed on behalf of clients. Asset Management's spread-based investment business derives cash from the investment income and the sale of invested assets backing these contract liabilities.

AIGGIG incurs expenses with associated cash outflows from the operation of its business, including costs related to portfolio management and related back and middle office costs. In addition, cash is used in association with investment warehousing activities wherein AIGGIG funds and holds an investment for the benefit of a future investment vehicle.

Cash needs for the spread-based investment business are principally the result of GIC maturities. Significant blocks of the GIC portfolio will mature over the next five years. AIG utilizes asset liability matching to control liquidity risks associated with this business. In addition, AIG believes that its products incorporate certain restrictions which encourage persistency, limiting the magnitude of unforeseen surrenders in the GIC portfolio.

Liquidity for Asset Management operations can be affected by significant credit or geopolitical events that might cause a delay in fund closings, securitizations or an inability of AIG's clients to fund their capital commitments. AIGGIG has relied upon AIG from time to time in order to fund certain liquidity requirements associated with investment warehousing. In addition, AIG Global Real Estate maintains several external credit lines in order to fund its ongoing property development and construction related activities.

AIG (Parent Company)

The liquidity of the parent company is principally derived from its subsidiaries. The primary sources of cash flow are dividends and other payments from its regulated and unregulated subsidiaries, as well as issuance of debt securities. Primary uses of cash flow are for debt service, subsidiary funding, shareholder dividend payments and purchases of outstanding shares of common stock. In 2006, AIG Parent collected $2.1 billion in dividends and other payments from subsidiaries and issued $6.6 billion in debt securities excluding MIP and Series AIGFP debt. AIG Parent also made interest payments totaling $232 million, made $2.9 billion in capital contributions to subsidiaries (principally $2.3 billion to DBG), and paid $1.6 billion in dividends to shareholders in 2006. No share repurchases were made by AIG Parent in 2006.

AIG funds its short-term working capital needs through commercial paper issued by AIG Funding. As of December 31, 2006, AIG Funding had $4.8 billion of commercial paper outstanding with an average maturity of 28 days. As additional liquidity, AIG and AIG Funding maintain revolving credit facilities that, as of December 31, 2006, had an aggregate of $5.8 billion available to be drawn, which are summarized above under Revolving Credit Facilities.

At the parent company level, liquidity management activities are conducted in a manner intended to preserve and enhance funding stability, flexibility, and diversity through the full range of potential operating environments and market conditions. Assessing liquidity risk involves forecasting of cash inflows/outflows on both a short- and long-term basis. Corporate Treasury is responsible for formulating the parent company's liquidity and contingency planning efforts, as well as for execution of AIG's specific funding activities. Through active liquidity management, AIG seeks to retain stable, reliable and cost-effective funding sources. In addition to current liquidity requirements, factors which affect funding decisions include market conditions, prevailing interest rates and the desired maturity profile of liabilities. The objectives of contingency planning are to ensure maintenance of appropriate liquidity during normal and stress periods, to measure and project funding requirements during periods of stress, and to manage access to funding sources. Diversification of funding sources is an important element of AIG's liquidity risk management approach.

AIG's liquidity could be impaired by an inability to access the capital markets or by unforeseen significant outflows of cash. This situation may arise due to circumstances that AIG may be unable to control, such as a general market disruption or an operational problem that affects third parties or AIG. Regulatory and other legal restrictions may limit AIG's ability to transfer funds freely, either to or from its subsidiaries. In particular, many of AIG's subsidiaries, including its insurance subsidiaries, are subject to laws and regulations that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. These laws and regulations may hinder AIG's ability to access funds that it may need to make payments on its obligations. Because of the wide geographic profile of AIG's regulated subsidiaries, management believes that these cash flows represent a diversified source of liquidity for AIG. For a further discussion of the regulatory environment in which AIG subsidiaries operate and other issues affecting AIG's liquidity, see Item 1A. Risk Factors.

Invested Assets

AIG's investment strategy is to invest primarily in high quality securities while maintaining diversification to avoid significant exposure to issuer, industry and/or country concentrations.

Management's Discussion and Analysis of Financial Condition and Results of Operations *Continued*

The following tables summarize the composition of AIG's invested assets by segment, at December 31, 2006 and 2005:

(in millions)	General Insurance	Life Insurance & Retirement Services	Financial Services	Asset Management	Other	Total
2006						
Fixed maturities:						
Bonds available for sale, at fair value	$ 67,994	$287,360	$ 1,357	$30,680	$ —	$387,391
Bonds held to maturity, at amortized cost	21,437	—	—	—	—	21,437
Bond trading securities, at fair value	1	1,995	—	7,041	—	9,037
Equity securities:						
Common stocks available for sale, at fair value	4,245	8,711	—	226	80	13,262
Common and preferred stocks trading, at fair value	350	13,705	—	366	—	14,421
Preferred stocks available for sale, at fair value	1,884	650	5	—	—	2,539
Mortgage loans on real estate, net of allowance	13	12,852	95	4,107	—	17,067
Policy loans	1	7,458	2	48	(8)	7,501
Collateral and guaranteed loans, net of allowance	3	733	2,301	729	84	3,850
Financial services assets:						
Flight equipment primarily under operating leases, net of accumulated depreciation	—	—	39,875	—	—	39,875
Securities available for sale, at fair value	—	—	47,205	—	—	47,205
Trading securities, at fair value	—	—	5,031	—	—	5,031
Spot commodities	—	—	220	—	—	220
Unrealized gain on swaps, options and forward transactions	—	—	19,252	—	—	19,252
Trading assets	—	—	2,468	—	—	2,468
Securities purchased under agreements to resell, at contract value	—	—	33,702	—	—	33,702
Finance receivables, net of allowance	—	—	29,573	—	—	29,573
Securities lending collateral, at fair value	5,376	50,099	76	13,755	—	69,306
Other invested assets	9,207	14,263	2,212	15,823	609	42,114
Short-term investments, at cost	3,281	6,893	1,245	13,825	5	25,249
Total investments and financial services assets as shown on the balance sheet	113,792	404,719	184,619	86,600	770	790,500
Cash	334	672	390	186	8	1,590
Investment income due and accrued	1,363	4,364	23	326	1	6,077
Real estate, net of accumulated depreciation	570	698	17	75	26	1,386
Total invested assets*	$116,059	$410,453	$185,049	$87,187	$805	$799,553

* *At December 31, 2006, approximately 68 percent and 32 percent of invested assets were held in domestic and foreign investments, respectively.*

(in millions)	General Insurance	Life Insurance & Retirement Services	Financial Services	Asset Management	Other	Total
2005						
Fixed maturities:						
Bonds available for sale, at fair value	$50,870	$273,165	$ 1,307	$34,174	$ —	$359,516
Bonds held to maturity, at amortized cost	21,528	—	—	—	—	21,528
Bond trading securities, at fair value	—	1,073	—	3,563	—	4,636
Equity securities:						
Common stocks available for sale, at fair value	4,505	7,436	—	227	59	12,227
Common stocks trading, at fair value	425	8,122	—	412	—	8,959
Preferred stocks available for sale, at fair value	1,632	760	10	—	—	2,402
Mortgage loans on real estate, net of allowance	14	10,247	71	3,968	—	14,300
Policy loans	2	6,987	2	48	—	7,039
Collateral and guaranteed loans, net of allowance	3	1,172	1,719	578	98	3,570
Financial services assets:						
Flight equipment primarily under operating leases, net of accumulated depreciation	—	—	36,245	—	—	36,245
Securities available for sale, at fair value	—	—	37,511	—	—	37,511
Trading securities, at fair value	—	—	6,499	—	—	6,499
Spot commodities	—	—	92	—	—	92
Unrealized gain on swaps, options and forward transactions	—	—	18,695	—	—	18,695
Trading assets	—	—	1,204	—	—	1,204
Securities purchased under agreements to resell, at contract value	—	28	14,519	—	—	14,547
Finance receivables, net of allowance	—	—	27,995	—	—	27,995
Securities lending collateral, at fair value	4,931	42,991	—	11,549	—	59,471
Other invested assets	6,350	9,847	2,758	12,096	21	31,072
Short-term investments, at cost	2,482	5,855	1,382	5,619	4	15,342
Total investments and financial services assets as shown on the balance sheet	92,742	367,683	150,009	72,234	182	682,850
Cash	305	989	331	196	76	1,897
Investment income due and accrued	1,232	4,073	18	402	2	5,727
Real estate, net of accumulated depreciation	525	659	17	73	19	1,293
Total invested assets*	$94,804	$373,404	$150,375	$72,905	$279	$691,767

* *At December 31, 2005, approximately 70 percent and 30 percent of invested assets were held in domestic and foreign investments, respectively.*

General Insurance Invested Assets

In AIG's General Insurance business, the duration of liabilities for long-tail casualty lines is greater than other lines. As differentiated from the Life Insurance & Retirement Services companies, the focus is not on asset-liability matching, but on preservation of capital and growth of surplus.

Fixed income holdings of the Domestic General Insurance companies are comprised primarily of tax-exempt securities, which provide attractive risk-adjusted after-tax returns. These high quality municipal investments have an average rating of high AA.

Fixed income assets held in Foreign General Insurance are of high quality and short to intermediate duration, averaging 4.2 years compared to 7.2 years for those in Domestic General Insurance.

While reserves are invested in conventional fixed income securities in Domestic General Insurance, a modest portion of surplus is allocated to large capitalization, high-dividend, public equity strategies and to alternative investments, including private equity and hedge funds. These investments have provided a combination of added diversification and attractive long-term returns.

General Insurance invested assets grew by $21.3 billion, or 22 percent, during 2006 as bond holdings grew by $17 billion, or 24 percent. Listed equity holdings remained essentially flat at $6.5 billion.

Life Insurance & Retirement Services Invested Assets

With respect to Life Insurance & Retirement Services, AIG's investment strategy is to produce cash flows greater than maturing insurance liabilities. AIG actively manages the asset-liability relationship in its foreign operations, as it has been doing throughout AIG's history, even though certain territories lack qualified long-term investments or certain local regulatory authorities may impose investment restrictions. For example, in several Southeast Asian countries, the duration of investments is shorter than the effective maturity of the related policy liabilities. Therefore, there is risk that the reinvestment of the proceeds at the maturity of the initial investments may be at a yield below that of the interest required for the accretion of the policy liabilities. Additionally, there exists a future investment risk associated with certain policies currently in-force which will have premium receipts in the future. That is, the investment of these future premium receipts may be at a yield below that required to meet future policy liabilities.

In 2006, new money investment rates generally increased in the U.S., Japan and Taiwan, and were generally unchanged in Thailand. In regard to in-force business, management focus is required in both the investment and product management process to maintain an adequate yield to match the interest necessary to support future policy liabilities. Business strategies continue to evolve to maintain profitability of the overall business. In some countries, new products are being introduced with minimal investment guarantees resulting in a shift toward investment linked savings products and away from traditional savings products with higher guarantees.

The investment of insurance cash flows and reinvestment of the proceeds of matured securities and coupons requires active management of investment yields while maintaining satisfactory investment quality and liquidity.

AIG may use alternative investments in certain foreign jurisdictions where interest rates remain low and there are limited long-dated bond markets, including equities, real estate and foreign currency denominated fixed income instruments to extend the duration or increase the yield of the investment portfolio to more closely match the requirements of the policyholder liabilities and DAC recoverability. This strategy has been effectively used in Japan and more recently by Nan Shan in Taiwan. In Japan, foreign assets, excluding those matched to foreign liabilities, were approximately 30 percent of statutory assets, which is below the maximum allowable percentage under current local regulation. Foreign assets comprised approximately 32 percent of Nan Shan's invested assets at December 31, 2006, slightly below the maximum allowable percentage under current local regulation. The majority of Nan Shan's in-force policy portfolio is traditional life and endowment insurance products with implicit interest rate guarantees. New business with lower interest rate guarantees are gradually reducing the overall interest requirements, but asset portfolio yields have declined faster due to the prolonged low interest rate environment. As a result, although the investment margins for a large block of in-force policies are negative, the block remains profitable because the mortality and expense margins presently exceed the negative investment spread. In response to the low interest rate environment and the volatile exchange rate of the NT dollar, Nan Shan is emphasizing new products with lower implied guarantees, including participating endowments and investment linked products. Although the risks of a continued low interest rate environment coupled with a volatile NT dollar could increase net liabilities and require additional capital to maintain adequate local solvency margins, Nan Shan currently believes it has adequate resources to meet all future policy obligations.

AIG actively manages the asset-liability relationship in its domestic operations. This relationship is more easily managed through the availability of qualified long-term investments.

A number of guaranteed benefits, such as living benefits or guaranteed minimum death benefits, are offered on certain variable life and variable annuity products. AIG manages its exposure resulting from these long-term guarantees through reinsurance or capital market hedging instruments.

AIG invests in equities for various reasons, including diversifying its overall exposure to interest rate risk. Available for sale bonds and equity securities are subject to declines in fair value. Such declines in fair value are presented in unrealized appreciation or depreciation of investments, net of taxes, as a component of Accumulated other comprehensive income. Declines that are determined to be other-than-temporary are reflected in income in the period in which the intent to hold the securities to recovery no longer exists. See Valuation of Invested Assets herein. Generally, insurance regulations restrict the types of assets in which an insurance company may invest. When permitted by regulatory authorities and when deemed necessary to protect insurance assets, including invested assets, from adverse movements in foreign currency exchange rates, interest rates and equity prices, AIG and its insurance subsidiaries may enter into derivative transactions as end users to hedge their exposures. For a further discussion of AIG's use of derivatives, see Risk Management — Credit Risk Management — Derivatives herein.

In certain jurisdictions, significant regulatory and/or foreign governmental barriers exist which may not permit the immediate free flow of funds between insurance subsidiaries or from the insurance subsidiaries to AIG parent. For a discussion of these restrictions, see Item 1. Business — Regulation.

Life Insurance & Retirement Services invested assets grew by $37.0 billion, or 10 percent, during 2006 as bond holdings grew by $15.1 billion, or 6 percent, and listed equity holdings grew by $6.7 billion, or 41 percent. For a discussion of credit risk exposures, see Risk Management — Credit Risk Management herein.

Financial Services Invested Assets

ILFC

The cash used for the purchase of flight equipment is derived primarily from the proceeds of ILFC's debt financings. The primary sources for the repayment of this debt and the related interest expense are ILFC's cash flow from operations, proceeds from the sale of flight equipment and the rollover and refinancing of the prior debt. During 2006, ILFC acquired flight equipment costing $6.0 billion. For a further discussion of ILFC's borrowings, see Operating Review — Financial Services Operations — Aircraft Leasing and Capital Resources — Borrowings herein.

At December 31, 2006, ILFC had committed to purchase 254 new aircraft deliverable from 2007 through 2015 for an estimated aggregate purchase price of $19.0 billion. As of February 22, 2007, ILFC has entered into leases for all of the new aircraft to be delivered in 2007, and 64 of 171 of the new aircraft to be delivered subsequent to 2007. ILFC will be required to find customers for any aircraft currently on order and any aircraft to be ordered, and it must arrange financing for portions of the purchase price of such equipment. ILFC has been successful to date both in placing its new aircraft on lease or under sales contract and obtaining adequate financing, but there can be no assurance that such success will continue in future environments.

Capital Markets

Capital Markets derivative transactions are carried at market value or at estimated fair value when market prices are not readily available. AIGFP reduces its economic risk exposure through similarly valued offsetting transactions including swaps, trading securities, options, forwards and futures. The estimated fair values of these transactions represent assessments of the present value of expected future cash flows. These transactions would be exposed to liquidity risk if AIGFP were required to sell or close out the transactions prior to maturity. AIG believes that the effect of any such event would not be significant to AIG's financial condition or its overall liquidity. For a further discussion on the use of derivatives by Capital Markets, see Operating Review — Financial Services Operations — Capital Markets and Risk Management — Derivatives herein and Note 19 of Notes to Consolidated Financial Statements.

AIGFP uses the proceeds from the issuance of notes and bonds and GIAs to invest in a diversified portfolio of securities, including securities available for sale, at market, and derivative transactions. The funds may also be invested in securities purchased under agreements to resell. The proceeds from the disposal of the aforementioned securities available for sale and securities purchased under agreements to resell are used to fund the maturing GIAs or other AIGFP financings, or invest in new assets. For a further discussion of AIGFP's borrowings, see Capital Resources — Borrowings herein.

Securities available for sale is predominately a diversified portfolio of high grade fixed income securities, where the individual securities have varying degrees of credit risk. At December 31, 2006, the average credit rating of this portfolio was in the AA+ category or the equivalent thereto as determined through rating agencies or internal review. AIGFP has also entered into credit derivative transactions to economically hedge its credit risk associated with $128 million of these securities. Securities deemed below investment grade at December 31, 2006 amounted to approximately $340 million in fair value, representing 0.7 percent of the total AIGFP securities available for sale. There have been no significant downgrades through February 15, 2007. If its securities available for sale portfolio were to suffer significant default and the collateral held declined significantly in value with no replacement or the credit default swap counterparty failed to perform, AIGFP could have a liquidity strain. AIG guarantees AIGFP's payment obligations, including its debt obligations.

AIGFP's exposure management objective is to minimize interest rate, currency, commodity and equity risks associated with its securities available for sale. That is, when AIGFP purchases a security for its securities available for sale investment portfolio, it simultaneously enters into an offsetting internal hedge such that the payment terms of the hedging transaction offset the payment terms of the investment security, which achieves the economic result of converting the return on the underlying security to U.S. dollar LIBOR plus or minus a spread based on the underlying profit on each security on the initial trade date. The market risk associated with such internal hedges is managed on a portfolio basis, with third-party hedging transactions executed as necessary. As hedge accounting treatment was not achieved in 2006, the unrealized gains and losses on the derivative transactions with unaffiliated third parties were reflected in operating income. The unrealized gains and losses on the underlying securities available for sale resulting from changes in interest rates and currency rates and commodity and equity prices were included in Accumulated other comprehensive income, or in operating income, as appropriate. When a security is sold, the realized gain or loss with respect to this security is then included in operating income.

Securities purchased under agreements to resell are treated as collateralized financing transactions. AIGFP takes possession of or obtains a security interest in securities purchased under agreements to resell.

AIGFP owns inventories in certain commodities in which it trades, and may reduce the exposure to market risk through the use of swaps, forwards, futures, and option contracts. Physical commodities held in AIGFP's wholly owned broker-dealer subsidiary are recorded at fair value. All other commodities are recorded at the lower of cost or market value.

Trading securities, at fair value, and securities and spot commodities sold but not yet purchased, at fair value, are marked to market daily with the unrealized gain or loss being recognized in income at that time. These trading securities are purchased and sold as necessary to meet the risk management objectives of Capital Markets operations.

The gross unrealized gains and gross unrealized losses of Capital Markets operations included in the financial services assets and liabilities at December 31, 2006 were as follows:

(in millions)	Gross Unrealized Gains	Gross Unrealized Losses
Securities available for sale, at fair value[(a)]	$ 1,575	$ 282
Unrealized gain/loss on swaps, options and forward transactions[(b)]	19,252	11,401

(a) See Note 8(i) of Notes to Consolidated Financial Statements.

(b) These amounts are also presented as the respective balance sheet amounts.

The senior management of AIG defines the policies and establishes general operating parameters for Capital Markets operations. AIG's senior management has established various oversight committees to monitor on an ongoing basis the various financial market, operational and credit risks attendant to the Capital Markets operations. The senior management of AIGFP reports the results of its operations to and reviews future strategies with AIG's senior management.

AIGFP actively manages the exposures to limit potential losses, while maximizing the rewards afforded by these business opportunities. In doing so, AIGFP must continually manage a variety of exposures, including credit, market, liquidity, operational and legal risks.

Consumer Finance

AIG's Consumer Finance operations provide a wide variety of consumer finance products, including real estate and other consumer loans, credit card loans, retail sales finance and credit-related insurance to customers both domestically and overseas, particularly in emerging markets. These products are funded through a combination of deposits and various borrowings, including commercial paper and medium-term notes. AIG's Consumer Finance operations are exposed to credit risk and risk of loss resulting from adverse fluctuations in interest rates. Over half of the finance receivables are real estate loans which are substantially collateralized by the related properties.

With respect to credit losses, the allowance for losses is maintained at a level considered adequate to absorb anticipated credit losses existing in that portfolio as of the balance sheet date.

Asset Management Invested Assets

Asset Management invested assets are primarily comprised of assets supporting AIG's spread-based investment business, which includes AIG's MIP and domestic GIC programs as well as AIG's foreign spread-based business. Asset Management invested assets also include assets attributable to certain consolidated partnerships and variable interest entities. A portion of these consolidated assets is offset by minority interest liabilities attributable to unaffiliated investor entities in AIG-sponsored investment vehicles.

The spread-based investment business strategy is to produce cash flows greater than maturing liabilities. The asset-liability relationship is managed actively, leveraging the organization's experience in the Life Insurance & Retirement Services segment. Margins are emphasized while maintaining satisfactory investment quality and liquidity. The invested assets are predominantly fixed income securities for the spread-based investment business.

Asset Management invested assets grew by $14.3 billion, or 20 percent during 2006, although aggregate Asset Management fixed income investments remained essentially flat at $37.7 billion. The growth in invested assets was primarily attributable to increases in short-term investments, securities lending collateral and real estate investments. These increases were primarily driven by continued growth of the MIP and AIG's foreign spread-based business, and the growth of AIG's institutional Asset Management business. These increases were partially offset by the decrease in assets associated with the runoff of the domestic GIC program.

Valuation of Invested Assets

AIG has the ability to hold any fixed maturity security to its stated maturity, including those fixed maturity securities classified as available for sale. Therefore, the decision to sell any such fixed maturity security classified as available for sale reflects the judgment of AIG's management that the security sold is unlikely to provide, on a relative value basis, as attractive a return in the future as alternative securities entailing comparable risks. With respect to distressed securities, the sale decision reflects management's judgment that the risk-discounted anticipated ultimate recovery is less than the value achievable on sale.

Traded Securities

The valuation of AIG's investment portfolio involves obtaining a market value for each security. The source for the fair value is generally from market exchanges or dealer quotations, with the exception of nontraded securities. AIG considers nontraded securities to mean certain fixed income investments, certain structured securities, direct private equities, limited partnerships, and hedge funds.

Nontraded Securities

The aggregate carrying value of AIG's nontraded securities at December 31, 2006 was approximately $67 billion. The methodology used to estimate fair value of nontraded fixed income investments is by reference to traded securities with similar attributes and using a matrix pricing methodology. This methodology takes into account such factors as the issuer's industry, the security's rating and tenor, its coupon rate, its position in the capital structure of the issuer, and other relevant factors. The change in fair value is recognized as a component of Accumulated other comprehensive income, net of tax.

For certain structured securities, the carrying value is based on an estimate of the security's future cash flows pursuant to the requirements of Emerging Issues Task Force Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." The change in carrying value is recognized in income.

Hedge funds and limited partnerships in which AIG holds in the aggregate less than a five percent interest are carried at fair value. The change in fair value is recognized as a component of Accumulated other comprehensive income, net of tax.

With respect to hedge funds and limited partnerships in which AIG holds in the aggregate a five percent or greater interest, or less than a five percent interest but where AIG has more than a minor influence over the operations of the investee, AIG accounts for these investments using the equity method. The changes in such net asset values are included in operating income.

AIG obtains the fair value of its investments in limited partnerships and hedge funds from information provided by the general partner or manager of each of these investments, the accounts of which generally are audited on an annual basis.

Each of these investment categories is regularly tested to determine if impairment in value exists. Various valuation techniques are used with respect to each category in this determination.

Portfolio Review

AIG periodically evaluates its securities for other-than-temporary impairments in valuation. As a matter of policy, the determination that a security has incurred an other-than-temporary decline in value and the amount of any loss recognition requires the judgment of AIG's management and a continual review of its investments. See Note 1(e) of Notes to Consolidated Financial Statements for further information on AIG's policy.

Once a security has been identified as other-than-temporarily impaired, the amount of such impairment is determined by reference to that security's contemporaneous market price and recorded as a charge to earnings.

As a result of these policies, AIG recorded, in realized capital gains (losses), other-than-temporary impairment pretax losses of $944 million, $598 million and $684 million in 2006, 2005 and 2004, respectively. Just over half of other-than-temporary impairment charges in 2006 were a result of the decision not to hold these investment securities until they fully recover in value. The writedowns recorded in 2005 and 2004 were primarily the result of adverse changes in the creditworthiness of the issuer.

No impairment charge with respect to any one single credit was significant to AIG's consolidated financial condition or results of operations, and no individual impairment loss exceeded 1.0 percent of consolidated net income for 2006.

Excluding the other-than-temporary impairments noted above, the changes in fair value for AIG's available for sale portfolio, which constitutes the vast majority of AIG's investments, were recorded in Accumulated other comprehensive income as unrealized gains or losses, net of tax.

At December 31, 2006, aggregate pretax unrealized gains were $17.5 billion, while the pretax unrealized losses with respect to investment grade bonds, non-investment grade bonds and equity securities were $3.6 billion, $134 million and $159 million, respectively. Aging of the pretax unrealized losses with respect to these securities, distributed as a percentage of cost relative to unrealized loss (the extent by which the fair value is less than amortized cost or cost), including the number of respective items, was as follows:

Aging *(dollars in millions)*	Less than or equal to 20% of Cost[(a)]			Greater than 20% to 50% of Cost[(a)]			Greater than 50% of Cost[(a)]			Total		
	Cost[(a)]	Unrealized Loss	Items	Cost[(a)]	Unrealized Loss	Items	Cost[(a)]	Unrealized Loss	Items	Cost[(a)]	Unrealized Loss[(b)]	Items
Investment grade bonds												
0-6 months	$ 28,869	$ 376	3,941	$ 74	$17	9	$—	$—	—	$ 28,943	$ 393	3,950
7-12 months	37,835	777	4,876	—	—	—	—	—	—	37,835	777	4,876
>12 months	82,945	2,377	10,640	10	4	5	—	—	—	82,955	2,381	10,645
Total	$149,649	$3,530	19,457	$ 84	$21	14	$—	$—	—	$149,733	$3,551	19,471
Below investment grade bonds												
0-6 months	$ 1,828	$ 56	341	$ 3	$ 1	5	$ 1	$ 1	4	$ 1,832	$ 58	350
7-12 months	1,043	28	146	3	1	4	—	—	—	1,046	29	150
>12 months	1,085	47	201	—	—	—	—	—	—	1,085	47	201
Total	$ 3,956	$ 131	688	$ 6	$ 2	9	$ 1	$ 1	4	$ 3,963	$ 134	701
Total bonds												
0-6 months	$ 30,697	$ 432	4,282	$ 77	$18	14	$ 1	$ 1	4	$ 30,775	$ 451	4,300
7-12 months	38,878	805	5,022	3	1	4	—	—	—	38,881	806	5,026
>12 months	84,030	2,424	10,841	10	4	5	—	—	—	84,040	2,428	10,846
Total	$153,605	$3,661	20,145	$ 90	$23	23	$ 1	$ 1	4	$153,696	$3,685	20,172
Equity securities												
0-6 months	$ 2,042	$ 86	1,309	$ 68	$20	54	$ 1	$—	3	$ 2,111	$ 106	1,366
7-12 months	566	36	309	56	16	72	1	1	3	623	53	384
>12 months	—	—	—	—	—	—	—	—	—	—	—	—
Total	$ 2,608	$ 122	1,618	$124	$36	126	$ 2	$ 1	6	$ 2,734	$ 159	1,750

(a) For bonds, represents amortized cost.

(b) As more fully described above, upon realization, certain realized losses will be charged to participating policyholder accounts, or realization will result in a current decrease in the amortization of DAC.

At December 31, 2006, the fair value of AIG's fixed maturities and equity securities aggregated $496.0 billion. At December 31, 2006, aggregate unrealized gains after taxes for fixed maturity and equity securities were $11.4 billion. At December 31, 2006, the aggregate unrealized losses after taxes of fixed maturity and equity securities were approximately $2.5 billion.

The effect on net income of unrealized losses after taxes will be mitigated upon realization because certain realized losses will be charged to participating policyholder accounts, or realization will result in current decreases in the amortization of certain DAC.

At December 31, 2006, unrealized losses for fixed maturity securities and equity securities did not reflect any significant industry concentrations.

The amortized cost of fixed maturities available for sale in an unrealized loss position at December 31, 2006, by contractual maturity, is shown below:

(in millions)	Amortized Cost
Due in one year or less	$ 6,139
Due after one year through five years	31,839
Due after five years through ten years	51,084
Due after ten years	64,634
Total	$153,696

For the year ended December 31, 2006, the pretax realized losses incurred with respect to the sale of fixed maturities and equity securities were $1.3 billion. The aggregate fair value of securities sold was $43 billion, which was approximately 97 percent of amortized cost. The average period of time that securities sold at a loss during the year ended December 31, 2006 were trading continuously at a price below book value was approximately four months. See Risk Management — Investments herein for an additional discussion of investment risks associated with AIG's investment portfolio.

Risk Management

Overview

AIG believes that strong risk management practices and a sound internal control environment are fundamental to its continued success and profitable growth. Failure to manage risk properly could expose AIG to significant losses, regulatory issues and a damaged reputation.

The major risks to which AIG is exposed include the following:

- *Insurance risk* — the potential loss resulting from ultimate claims and expenses exceeding held reserves.
- *Credit risk* — the potential loss arising from an obligor's inability or unwillingness to meet its obligations to AIG.
- *Market risk* — the potential loss arising from adverse fluctuations in interest rates, foreign currencies, equity and commodity prices, and their levels of volatility.
- *Operational risk* — the potential loss resulting from inadequate or failed internal processes, people, and systems, or from external events.

AIG senior management establishes the framework, principles and guidelines for risk management. The business executives are responsible for establishing and implementing risk management processes and responding to the individual needs and issues within their business, including risk concentrations within their business segments.

Corporate Risk Management

AIG's major risks are addressed at the corporate level through the Enterprise Risk Management Department (ERM). ERM is headed by AIG's Chief Risk Officer (CRO) and is responsible for assisting AIG's business leaders, executive management and the Board of Directors to identify, assess, quantify, manage and mitigate the risks incurred by AIG. An important goal of ERM is to ensure that once appropriate governance, authorities, procedures and policies have been established, aggregated risks do not result in inappropriate concentrations.

Senior management defines the policies, has established general operating parameters for its global businesses and has established various oversight committees to monitor the risks attendant to its businesses:

- The Credit Risk Committee (CRC) is responsible for (i) approving credit risk policies and procedures for use throughout AIG; (ii) delegating credit authority to business unit credit officers and select business unit managers; (iii) approving transaction requests and limits for corporate, sovereign and cross-border credit exposures that exceed the delegated authorities; (iv) establishing and maintaining AIG's risk rating process for corporate, financial and sovereign obligors; and (v) regular reviews of credit risk exposures in the portfolios of all credit-incurring business units.
- The Financial Risk Committee (FRC) oversees AIG's market risk exposures to interest rates, foreign exchange and equity prices and provides strategic direction for AIG's asset-liability management. The FRC meets monthly and acts as a central mechanism for AIG senior management to review comprehensive information on AIG's financial exposures and to exercise broad control over these exposures.
- The Foreign Exchange Committee (FEC) monitors trends in foreign exchange rates, reviews AIG's foreign exchange exposures, and provides recommendations on foreign currency asset allocation and remittance hedging.
- The Derivatives Review Committee (DRC) provides an independent review of any proposed derivative transaction or program not otherwise managed by AIGFP. The DRC examines, among other things, the nature and purpose of the derivative transaction, its potential credit exposure, if any, and the estimated benefits.
- The Complex Structured Finance Transaction Committee (CSFTC) has the authority and responsibility to review and approve proposed transactions that could subject AIG to heightened legal, reputational, accounting, or regulatory risk (CSFTs). The CSFTC provides guidance to and monitors the activities of transaction review committees (TRCs) which have been established in all major business units. TRCs have the responsibility to identify, review and refer CSFTs to the CSFTC.

Credit Risk Management

Credit risk is one of AIG's largest single business risks and AIG devotes considerable resources, expertise and controls to managing its credit exposures. Credit risk is defined as the risk that AIG's customers or counterparties are unable or unwilling to repay their contractual obligations when they come due. Credit risk may also be manifested: (i) through the downgrading of credit ratings of counterparties whose credit instruments AIG may be holding, or, in some cases, insuring, causing the value of the assets to decline or insured risks to rise and (ii) as cross-border risk where a country (sovereign government risk) or one or more non-sovereign obligors within a country are unable to repay an obligation or are unable to provide foreign exchange to service a credit or equity exposure incurred by another AIG business unit located outside that country.

AIG's credit risks are managed at the corporate level by the Credit Risk Management Department (CRM) whose primary role is to support and supplement the work of the CRC. CRM is headed by AIG's Chief Credit Officer (CCO), who reports to AIG's CRO. AIG's CCO is primarily responsible for the development and maintenance of credit risk policies and procedures approved by the CRC. In discharging this function CRM has the following responsibilities:

- Manage the approval process for all requests for credit limits, program limits and transactions.
- Approve delegated credit authorities to CRM credit executives and business unit credit officers.
- Aggregate globally all credit exposure data by counterparty, country and industry and report risk concentrations regularly to the CRC.
- Administer regular portfolio credit reviews of all investment, derivative and credit-incurring business units.
- Develop methodologies for quantification and assessment of credit risks, including the establishment and maintenance of AIG's internal risk rating process.
- Approve appropriate credit reserves and methodologies at the business unit and enterprise levels.

AIG closely monitors and controls its company-wide credit risk concentrations and attempts to avoid unwanted or excessive risk accumulations, whether funded or unfunded. To minimize the level of credit risk in certain circumstances, AIG may require collateral, guarantees and/or reinsurance support such as letters of credit.

AIG defines its aggregate credit exposures to a counterparty as the sum of its fixed maturities, loans, derivatives (mark to market), deposits (in the case of financial institutions) and the specified credit equivalent exposure to certain insurance products which embody credit risk.

The following table presents AIG's largest credit exposures at December 31, 2006 as a percentage of total shareholders' equity.

Category	Risk Rating[a]	Credit Exposure as a percentage of Total Shareholders' Equity
Investment Grade:		
10 largest combined	AA (weighted average)[b]	73.5%
Single largest non-sovereign (financial institution)	AA	7.4
Single largest corporate	AAA	5.6
Single largest sovereign	AA–	14.3
Non-Investment Grade:		
Single largest sovereign	BB	1.4
Single largest non-sovereign	BB	0.6

(a) Risk rating is based on external ratings, or equivalent, based on AIG's internal risk rating process.

(b) Six are highly-rated financial institutions and three are investment-grade rated sovereigns; none is rated lower than BBB+ or its equivalent.

AIG closely controls its aggregate cross-border exposures to avoid excessive concentrations in any one country or regional group of countries. AIG defines its cross-border exposure to include both cross-border credit exposures and its large cross-border investments in its own international subsidiaries. Nine countries had cross-border exposures in excess of 10 percent of total shareholders' equity; seven are AAA-rated and two are AA-rated.

In addition, AIG closely monitors its industry concentrations, the risks of which are often mitigated by the breadth and scope of AIG's international operations.

- AIG's single largest industry credit exposure is to the highly-rated global financial institutions sector, accounting for 72 percent of total shareholders' equity at December 31, 2006.
- AIG's other industry credit concentrations in excess of 10 percent of total shareholders' equity at December 31, 2006 exist to the following industries (in descending order by approximate size):
  - global telecommunications companies;
  - U.S. residential mortgages;
  - global life insurance carriers;
  - U.S.-based regional financial institutions;
  - U.S. commercial mortgages;
  - global reinsurance firms; and
  - global securities firms.

The CRC reviews quarterly concentration reports in all categories listed above as well as credit trends by risk ratings. The CRC may adjust limits to provide reasonable assurance that AIG does not incur excessive levels of credit risk and that AIG's credit risk profile is properly calibrated across business units.

Market Risk Management

AIG seeks to minimize market risks by matching the market risks in its assets with the market risks in its liabilities. Nevertheless, AIG does have net exposure to market risks, primarily within its insurance businesses. These asset-liability exposures are predominantly structural in nature, and not the result of speculative positioning to take advantage of short-term market opportunities. The Market Risk Management Department (MRM), which reports to the CRO, is responsible for control and oversight of market risks in all aspects of AIG's financial services, insurance, and investment activities.

AIG's market exposures arise from the following:

- AIG is a globally diversified enterprise with capital deployed in a variety of currencies. Capital deployed in AIG's overseas businesses, when converted into U.S. dollars for financial reporting purposes, constitutes a "long foreign currency/short U.S. dollar" market exposure on AIG's balance sheet. Similarly, overseas earnings denominated in foreign currency also represent a "long foreign currency/short U.S. dollar" market exposure on AIG's income statement.
- Much of AIG's domestic capital is invested in fixed income or equity securities, leading to exposures to U.S. yields and equity markets.
- Several of AIG's Foreign Life subsidiaries operate in developing markets where maturities on longer-term life insurance liabilities exceed the maximum maturities of available local currency assets.

AIG analyzes market risk using various statistical techniques including Value at Risk (VaR). VaR is a summary statistical measure that uses the estimated volatility and correlation of market factors to calculate the maximum loss that could occur over a defined period of time given a certain probability. VaR measures not only the size of individual exposures but also the interaction between different market exposures, thereby providing a portfolio approach to measuring market risk. Substantially similar VaR methodologies are used to determine capital requirements for market risk within AIG's economic capital framework.

While VaR models are relatively sophisticated, their results are limited by the assumptions and parameters used in these models. AIG believes that statistical models alone do not provide a reliable method of monitoring and controlling market risk. Therefore, such models are tools and do not substitute for the experience or judgment of senior management.

Insurance, Asset Management and Non-Trading Financial Services VaR

AIG has performed one comprehensive VaR analysis across all of its non-trading businesses, and a separate VaR analysis for its trading business at AIGFP. The comprehensive VaR is categorized by AIG business segment (General Insurance, Life Insurance & Retirement Services, Financial Services and Asset Management) and also by market risk factor (interest rate, currency and equity).

For the insurance segments, assets included are invested assets (excluding real estate and investment income due and accrued), and liabilities included are reserve for losses and loss expenses, reserve for unearned premiums, future policy benefits for life and accident and health insurance contracts and other policyholders' funds. For financial services companies, loans and leases represent the majority of assets represented in the VaR calculation, while bonds and notes issued represent the majority of liabilities.

AIG calculated the VaR with respect to net fair values as of December 31, 2006 and 2005. The VaR number represents the maximum potential loss as of those dates that could be incurred with a 95 percent confidence (i.e., only five percent of historical scenarios show losses greater than the VaR figure) within a one-month holding period. AIG uses the historical simulation methodology that entails repricing all assets and liabilities under explicit changes in market rates within a specific historical time period. AIG uses the most recent three years of historical market information for interest rates, foreign exchange rates, and equity index prices. For each scenario, each transaction was repriced. Segment and AIG-wide scenario values are then calculated by netting the values of all the underlying assets and liabilities.

The following table presents the year-end, average, high and low VaRs on a diversified basis and of each component of market risk for each of AIG's non-trading investments as of December 31, 2006 and 2005. The diversified VaR is usually smaller than the sum of its components due to correlation effects.

		For the Year Ended December 31, 2006				For the Year Ended December 31, 2005		
(in millions)	As of December 31	Average	High	Low	As of December 31	Average	High	Low
Total AIG Non-Trading Market risk:								
Diversified	**$5,073**	**$5,209**	**$5,783**	**$4,852**	$5,186	$5,353	$5,543	$5,186
Interest rate	**4,577**	**4,962**	**5,765**	**4,498**	4,869	4,963	5,223	4,707
Currency	**686**	**641**	**707**	**509**	667	622	667	532
Equity	**1,873**	**1,754**	**1,873**	**1,650**	1,650	2,113	2,358	1,650
General Insurance:								
Market risk:								
Diversified	**$1,717**	**$1,697**	**$1,776**	**$1,617**	$1,617	$1,585	$1,672	$1,396
Interest rate	**1,541**	**1,635**	**1,717**	**1,541**	1,717	1,746	1,931	1,563
Currency	**212**	**162**	**212**	**119**	130	125	139	111
Equity	**573**	**551**	**573**	**535**	535	651	727	535
Life Insurance & Retirement Services:								
Market risk: Diversified	**$4,574**	**$4,672**	**$5,224**	**$4,307**	$4,307	$4,710	$5,088	$4,307
Interest rate	**4,471**	**4,563**	**5,060**	**4,229**	4,277	4,425	4,715	4,277
Currency	**568**	**538**	**592**	**459**	538	515	556	441
Equity	**1,293**	**1,228**	**1,299**	**1,133**	1,133	1,396	1,559	1,133
Non-Trading Financial Services:								
Market risk:								
Diversified	**$ 125**	**$ 165**	**$ 252**	**$ 125**	$ 252	$ 161	$ 252	$ 85
Interest rate	**127**	**166**	**249**	**127**	249	165	249	85
Currency	**11**	**8**	**11**	**7**	10	7	10	4
Equity	**1**	**1**	**2**	**1**	2	2	2	1
Asset Management:								
Market risk:								
Combined	**$ 64**	**$ 144**	**$ 190**	**$ 64**	$ 186	$ 148	$ 186	$ 113
Interest rate	**63**	**145**	**192**	**63**	189	137	189	101
Currency	**3**	**4**	**7**	**3**	4	2	4	2
Equity	**8**	**9**	**13**	**8**	13	75	178	13

AIG's total VaR declined from $5.2 billion at the end of 2005 to $5.1 billion at the end of 2006, even as the diversified VaR in each of the Insurance segments grew modestly. Two factors contributed to the decline in total VaR. A reduction in interest rate volatility in many currencies moderated AIG's interest rate risk profile, and higher correlations between the long asset duration exposure in U.S. fixed income and long liability duration exposures in many emerging markets provided a greater diversification benefit during 2006. Lower VaR figures in both the Financial Services and Asset Management segments during 2006 were the result of a combination of closer duration matching and a reduction of interest rate volatility.

Operational Risk Management

AIG has established a corporate-level Operational Risk Management Department (ORM) to oversee AIG's operational risk management practices. The Director of ORM reports to the CRO. ORM is responsible for establishing the framework, principles and guidelines for operational risk management. This framework also utilizes the risk management efforts of AIG's compliance, legal and regulatory and internal audit functions. ORM also manages compliance with the requirements of the Sarbanes-Oxley Act of 2002.

Each business is responsible for implementing the components of AIG's operational risk management program to ensure that effective operational risk management practices are utilized throughout AIG. These components include governance, risk and control self assessment, risk event data analysis, and key risk indicators. The program currently incorporates the following:

- *Governance*

Strong governance sets the appropriate tone to enable effective management of the risks inherent in each of AIG's businesses, as well as aid in the management of reputational risk. Each AIG business is responsible for maintaining appropriate governance over its management of operational risk. This responsibility includes developing and implementing policies, procedures, management oversight processes, and other governance-related activities consistent with AIG's overall operational risk management process.

- *Risk and Control Self Assessment*

AIG's operational risk management program includes a self assessment process. The self assessment process is used to identify key operational risks in a business and evaluate the effectiveness of existing controls to mitigate those risks, as well as develop corrective action plans for identified deficiencies.

Insurance Risk Management

Reinsurance

AIG uses reinsurance programs for its general insurance risks as follows: (i) facultative to cover large individual exposures; (ii) quota share treaties to cover specific books of business; (iii) excess of loss treaties to cover large losses; and (iv) catastrophe treaties to cover certain catastrophes including earthquake, flood, wind and terror. AIG's Reinsurance Security Department conducts periodic detailed assessments of the reinsurance markets and current and potential reinsurers, both foreign and domestic. Such assessments may include, but are not limited to, identifying if a reinsurer is appropriately licensed and has sufficient financial capacity, and evaluating the local economic environment in which a foreign reinsurer operates.

AIG enters into intercompany reinsurance transactions, primarily through AIRCO, for its General Insurance and Life Insurance & Retirement Services operations. AIG enters into these transactions as a sound and prudent business practice in order to maintain underwriting control and spread insurance risk among AIG's various legal entities. AIG generally obtains letters of credit from third-party financial institutions in order to obtain statutory recognition of these intercompany reinsurance transactions. At December 31, 2006, approximately $4.0 billion of letters of credit were outstanding to cover intercompany reinsurance transactions with AIRCO or other General Insurance subsidiaries.

Although reinsurance arrangements do not relieve AIG subsidiaries from their direct obligations to insureds, an efficient and effective reinsurance program substantially limits AIG's exposure to potentially significant losses. AIG continually evaluates the reinsurance markets and the relative attractiveness of various arrangements for coverage, including structures such as catastrophe bonds, insurance risk securitizations and "sidecar" and similar vehicles.

Effective July 15, 2006, Lexington and Concord Re Limited (Concord Re), a "sidecar" reinsurer that was established exclusively to reinsure Lexington, entered into a quota share reinsurance agreement covering the U.S. commercial property insurance business written by Lexington. Concord Re was capitalized with approximately $730 million through the issuance of equity securities and loans from third party investors. AIG and its subsidiaries invest in a wide variety of investment vehicles managed by third parties where AIG has no control over investment decisions. Accordingly, there can be no assurance that such vehicles do not, or will not, hold securities of Concord Re.

Reinsurance Recoverable

The Reinsurance Security Department reviews the nature of the risks ceded to reinsurers and the requirements for credit risk mitigants. For example, in AIG's treaty reinsurance contracts, AIG frequently includes provisions that require a reinsurer to post collateral when a referenced event occurs. Furthermore, AIG limits its unsecured exposure to reinsurers through the use of credit triggers, which include, but are not limited to, insurer financial strength rating downgrades, declines in policyholders surplus below predetermined levels or reaching maximum limits of reinsurance recoverable. In addition, AIG's CRC reviews all reinsurer exposures and credit limits and approves most large reinsurer credit limits that represent actual or potential credit concentrations. AIG believes that no exposure to a single reinsurer represents an inappropriate concentration of risk to AIG, nor is AIG's business substantially dependent upon any single reinsurance contract.

AIG's consolidated general reinsurance assets amounted to $21.8 billion at December 31, 2006. AIG manages the credit risk in its reinsurance relationships by transacting with reinsurers that it considers financially sound, and when necessary AIG holds substantial collateral in the form of funds, securities and/or irrevocable letters of credit. This collateral can be drawn on for amounts that remain unpaid beyond specified time periods on an individual reinsurer basis. At December 31, 2006, approximately 54 percent of the general reinsurance assets were from unauthorized reinsurers. Many of these balances were collateralized, permitting statutory recognition. Additionally, with the approval of insurance regulators, AIG posted approximately $2 billion of letters of credit issued by commercial banks in favor of certain Domestic General Insurance companies to permit those companies statutory recognition of balances otherwise uncollateralized at December 31, 2006. The remaining 46 percent of the general reinsurance assets were from authorized reinsurers. The terms authorized and unauthorized pertain to regulatory categories, not creditworthiness. At December 31, 2006, approximately 85 percent of the balances with respect to authorized reinsurers are from reinsurers rated A (excellent) or better, as rated by A.M. Best, or A (strong) or better, as rated by S&P. These ratings are measures of financial strength.

The following table provides information for each reinsurer representing in excess of five percent of AIG's general reinsurance assets at December 31, 2006.

(in millions)	S&P Rating	A.M. Best Rating	Gross Reinsurance Assets	Percent of General Reinsurance Assets, Net	Collateral Held[(a)]	Uncollateralized Reinsurance Assets
Reinsurer:						
Swiss Reinsurance Group	AA-	A+	$2,032	9.3%	$339	$1,693
Berkshire Hathaway Insurance Group	AAA	A++	$1,575	7.2%	$144	$1,431
Munich Reinsurance Group	AA-	A+	$1,268	5.8%	$341	$ 927
Lloyd's Syndicates — Lloyd's of London[(b)]	A	A	$1,250	5.7%	$101	$1,149

(a) Excludes collateral held in excess of applicable treaty balances.

(b) Excludes Equitas gross reinsurance assets that are unrated, which are less than five percent of AIG's general reinsurance assets.

At December 31, 2006, consolidated general reinsurance assets of $21.8 billion include reinsurance recoverables for paid losses and loss expenses of $1.0 billion and $17.3 billion with respect to the ceded reserve for losses and loss expenses, including ceded losses IBNR (ceded reserves) and $3.5 billion of ceded reserve for unearned premiums. The ceded reserve for losses and loss expenses represent the accumulation of estimates of ultimate ceded losses including provisions for ceded IBNR and loss expenses. The methods used to determine such estimates and to establish the resulting ceded reserves involve significant judgment in projecting the frequency and severity of losses over multiple years and are continually reviewed and updated by management. Any adjustments thereto are reflected in income currently. It is AIG's belief that the ceded reserves for losses and loss expenses at December 31, 2006 were representative of the ultimate losses recoverable. In the future, as the ceded reserves continue to develop to ultimate amounts, the ultimate loss recoverable may be greater or less than the reserves currently ceded.

AIG maintains an allowance for estimated unrecoverable reinsurance of $536 million. The allowance was reduced substantially during 2006, as uncollectible amounts due from individual reinsurers were charged off against the allowance, primarily as a result of the balance sheet reconciliation remediation process; in addition, a portion of the allowance was reclassified to align it with the related receivable. The reduction for charge offs was partially offset by additional provisions totaling $147 million during 2006. At December 31, 2006, AIG had no significant reinsurance recoverables due from any individual reinsurer that was financially troubled (i.e., liquidated, insolvent, in receivership or otherwise subject to formal or informal regulatory restriction).

Segment Risk Management

Other than as described above, AIG manages its business risk oversight activities through its business segments.

Insurance Operations

AIG's multiple insurance businesses conducted on a global basis expose AIG to a wide variety of risks with different time horizons. These risks are managed throughout the organization, both centrally and locally, through a number of procedures, including: (i) pre-launch approval of product design, development and distribution; (ii) underwriting approval processes and authorities; (iii) exposure limits with ongoing monitoring; (iv) modeling and reporting of aggregations and limit concentrations at multiple levels (policy, line of business, product group, country, individual/group, correlation and catastrophic risk events); (v) compliance with financial reporting and capital and solvency targets; (vi) extensive use of reinsurance, both internal and third-party; and (vii) review and establishment of reserves.

AIG has two major categories of insurance risks as follows:

- *General Insurance* — risks covered include property, casualty, fidelity/surety, management liability and mortgage insurance. Risks in the general insurance segment are managed through aggregations and limitations of concentrations at multiple levels: policy, line of business, correlation and catastrophic risk events.
- *Life Insurance & Retirement Services* — risks include mortality and morbidity in the insurance-oriented products and insufficient cash flows to cover contract liabilities in the retirement savings-oriented products. In the Life Insurance & Retirement Services segment, risk is aggregated and limited by individual/group, product group, country and catastrophic risk events.

AIG closely manages insurance risk by overseeing and controlling the nature and geographic location of the risks in each line of business underwritten, the terms and conditions of the underwriting and the premiums charged for taking on the risk. Concentrations of risk primarily arise from external events, such as wind, flood, earthquake, terrorism and pandemics, which are analyzed using various modeling techniques.

AIG is a major purchaser of reinsurance for its insurance operations. The use of reinsurance facilitates insurance risk management (retention, volatility, concentrations) and capital planning locally (branch and subsidiary). Pooling of AIG's reinsurance risks enables AIG to purchase reinsurance more efficiently at a consolidated level, manage global counterparty risk and relationships and manage global catastrophe risks, both for the General Insurance and Life Insurance & Retirement Services businesses.

General Insurance

In General Insurance, underwriting risks are managed through the application approval process, exposure limitations as well as through exclusions, coverage limits and reinsurance. The risks covered by AIG are managed through limits on delegated underwriting authority, the use of sound underwriting practices, pricing procedures and the use of actuarial analysis as part of the determination of overall adequacy of provisions for insurance contract liabilities.

A primary goal of AIG in managing its General Insurance operations is to achieve an underwriting profit. To achieve this goal, AIG must be disciplined in its risk selection, and premiums must be adequate and terms and conditions appropriate to cover the risk accepted.

Catastrophe Exposures

The nature of AIG's business exposes it to various catastrophic risk events in which multiple losses across multiple lines of business can occur in any calendar year. In order to control this exposure, AIG uses a combination of techniques, including setting aggregate limits in key business units, monitoring and modeling accumulated exposures and purchasing catastrophe reinsurance to supplement its other reinsurance protections.

Natural disasters such as hurricanes, earthquakes and other catastrophes have the potential to adversely affect AIG's operating results. Other risks, such as an outbreak of a pandemic disease, such as the Avian Influenza A Virus (H5N1), could adversely affect AIG's business and operating results to an extent that may be only partially offset by reinsurance programs.

AIG evaluates catastrophic events and assesses the probability of occurrence and magnitude of catastrophic events through the use of state-of-the-art industry recognized models, among other techniques. AIG supplements these models by periodically monitoring the risk exposure of AIG's worldwide General Insurance operations and adjusting such models accordingly. Following is an overview of modeled losses associated with the more significant natural perils, which includes exposures for DBG, Personal Lines, Foreign General (other than Ascot), HSB and 21st Century. Transatlantic and Ascot utilize a different model, and their combined results are presented separately below. The modeled results assume that all reinsurers fulfill their obligations to AIG in accordance with their terms.

It is important to recognize that there is no standard methodology to project the possible losses from total property and workers compensation exposures. Further, there are no industry standard assumptions to be utilized in projecting these losses. The use of different methodologies and assumptions could materially change the projected losses. Therefore, these modeled losses may not be comparable to estimates made by other companies.

These estimates are inherently uncertain and may not reflect AIG's maximum exposures to these events. It is highly likely that AIG's losses will vary, perhaps significantly, from these estimates.

The modeled results provided in the table below were based on the aggregate exceedence probability (AEP) losses which represent total property and workers compensation losses that may occur in any single year from one or more natural events. The model, which has been updated to reflect 2005 catastrophes, generally used exposure data as of mid-year 2006 and the current reinsurance program structure. The values provided were based on 100-year return period losses, which have a one percent likelihood of being exceeded in any single year. Thus, the model projects that there is a one percent probability that AIG could incur in any year losses in excess of the modeled amounts for these perils.

(in millions)	Gross	Net of Reinsurance	Net, After Income Taxes	Percentage of Total Shareholders' Equity at December 31, 2006
Natural Peril:				
Earthquake	$3,676	$2,474	$1,608	1.6%
Tropical Cyclone*	$4,780	$3,196	$2,077	2.0%

* *Includes hurricanes, typhoons and other wind-related events.*

The combined earthquake and tropical cyclone 100-year return period modeled losses for Ascot and Transatlantic together are estimated to be $1.1 billion, on a gross basis, $761 million, net of reinsurance, and $494 million, net after income taxes, or 0.5 percent of total shareholders' equity at December 31, 2006.

In addition, AIG evaluates potential single event earthquake and hurricane losses that may be incurred. The single events utilized are a subset of potential events identified and utilized by Lloyd's[1] and referred to as Realistic Disaster Scenarios (RDSs). The purpose of this analysis is to utilize these RDSs to provide a reference frame and place into context the model results. However, it is important to note that the specific events used for this analysis do not necessarily represent the worst case loss that AIG could incur from this type of an event in these regions. The losses associated with the RDSs are included in the table below.

Single event modeled property and workers compensation losses to AIG's worldwide portfolio of risk for key geographic areas. Gross values represent AIG's liability after the application of policy limits and deductibles, and net values represent losses after all reinsurance is applied.

(in millions)	Gross	Net of Reinsurance
Natural Peril:		
Miami Hurricane	$4,493	$2,798
San Francisco Earthquake	4,029	2,613
Northeast Hurricane	3,711	2,592
Los Angeles Earthquake	3,508	2,440
Gulf Coast Hurricane	2,609	1,717
Japanese Earthquake	553	150
European Windstorm	230	83
Japanese Typhoon	178	143

(1) *Lloyd's Realistic Disaster Scenarios, Scenario Specifications, April 2006*

The specific international RDS events do not necessarily correspond to AIG's international exposures. As a result, AIG runs its own simulations where statistical return period losses associated with the written exposure specific to AIG provide the basis for monitoring risk. Based on these simulations, the 100-year return period for Japanese Earthquake is $296 million gross, and $120 million net, the 100-year return period for European Windstorm is $269 million gross, and $80 million net, and the 100-year return period for Japanese Typhoon is $306 million gross, and $252 million net.

ACTUAL RESULTS IN ANY PERIOD ARE LIKELY TO VARY, PERHAPS MATERIALLY, FROM THE MODELED SCENARIOS, AND THE OCCURRENCE OF ONE OR MORE SEVERE EVENTS COULD HAVE A MATERIAL ADVERSE EFFECT ON AIG'S FINANCIAL CONDITION, RESULTS OF OPERATIONS AND LIQUIDITY.

Measures Implemented to Control Hurricane and Earthquake Catastrophic Risk

Catastrophic risk from the earthquake and hurricane perils is proactively managed through reinsurance programs, and aggregate accumulation monitoring. Catastrophe reinsurance is purchased by AIG from financially sound reinsurers. Recoveries under this program, along with other non-catastrophic reinsurance protections, are reflected in the net values provided in the tables above. In addition to catastrophic reinsurance programs, hurricane and earthquake exposures are controlled by periodically monitoring aggregate exposures. The aggregate exposures are calculated by compiling total liability within AIG defined hurricane and earthquake catastrophe risk zones and therefore represent the maximum that could be lost in any individual zone. These aggregate accumulations are tracked over time in order to monitor both long and short term trends. AIG's major property writers, Lexington and AIG private client group, have also implemented catastrophe-related underwriting procedures and manage their books at an account level. Lexington individually models most accounts prior to binding in order to specifically quantify catastrophic risk for each account.

Terrorism

Exposure to loss from terrorist attack is controlled by limiting the aggregate accumulation of workers compensation and property insurance that is underwritten within defined target locations. Modeling is used to provide projections of probable maximum loss by target location based upon the actual exposures of AIG policyholders.

Terrorism risk is monitored to manage AIG's exposure. AIG shares its exposures to terrorism risks under the Terrorism Risk Insurance Act (TRIA). During 2006, AIG's deductible under TRIA was approximately $3.3 billion, with a 10 percent share of certified terrorism losses in excess of the deductible. As of January 1, 2007, the deductible increased to approximately $4.0 billion, with a 15 percent share of certified terrorism losses in excess of the deductible. Without an extension by Congress, TRIA will sunset at December 31, 2007. Should TRIA not be renewed, AIG would expect to reassess and modify its underwriting guidelines and retention levels as appropriate.

Life Insurance & Retirement Services

In Life Insurance & Retirement Services, the primary risks are (i) underwriting, which represents the exposure to loss resulting from the actual policy experience emerging adversely in comparison to the assumptions made in the product pricing associated with mortality, morbidity, termination and expenses; and (ii) investment risk which represents the exposure to loss resulting from the cash flows from the invested assets being less than the cash flows required to meet the obligations of the expected policy and contract liabilities and the necessary return on investments. AIG businesses manage these risks through exposure limitations and the active management of the asset-liability relationship in their operations. The emergence of significant adverse experience would require an adjustment to DAC and benefit reserves that could have a material adverse effect on AIG's consolidated results of operations for a particular period.

AIG's Foreign Life Insurance & Retirement Services companies generally limit their maximum underwriting exposure on life insurance of a single life to approximately $1.7 million of coverage. AIG's Domestic Life Insurance & Retirement Services companies limit their maximum underwriting exposure on life insurance of a single life to $10 million of coverage in certain circumstances by using yearly renewable term reinsurance. In Life Insurance & Retirement Services, the reinsurance programs provide risk mitigation per policy, per individual life and group covers and for catastrophic risk events.

Pandemic Influenza

The potential for a pandemic influenza outbreak has received much recent attention. While outbreaks of the Avian Flu continue to occur among poultry or wild birds in a number of countries in Asia, Europe, including the U.K., and Africa, transmission to humans has been rare to date. If the virus mutates to a form that can be transmitted from human to human, it has the potential to spread rapidly worldwide. If such an outbreak were to take place, early quarantine and vaccination could be critical to containment.

The contagion and mortality rates of any mutated H5N1 virus that can be transmitted from human to human are highly speculative. AIG continues to monitor the developing facts. A significant global outbreak could have a material adverse effect on Life Insurance & Retirement Services operating results and liquidity from increased mortality and morbidity rates. AIG continues to analyze its exposure to this serious threat and has engaged an external risk management firm to model loss scenarios associated with an outbreak of Avian Flu. Using a 1 in 100-year return period, AIG estimates its after-tax net losses under its life insurance policies due to Avian Flu at less than 1 percent of consolidated shareholders' equity as of December 31, 2006. This estimate was calculated over a 3-year period, although the majority of the losses would be incurred in the first year. The modeled losses calculated were based on 2005 policy data representing approximately 90 percent of AIG's individual life, group life and credit life books of business, net of reinsurance. This estimate does not include claims that could be made under other policies, such as business interruption or general liability

Management's Discussion and Analysis of Financial Condition and Results of Operations *Continued*

policies, and does not reflect estimates for losses resulting from disruption of AIG's own business operations that may arise out of such a pandemic. The model used to generate this estimate has only recently been developed. The reasonableness of the model and its underlying assumptions cannot readily be verified by reference to comparable historical events. As a result, AIG's actual losses from a pandemic influenza outbreak are likely to vary significantly from those predicted by the model.

Investments

AIG's fixed maturity investments totaled $417.9 billion at December 31, 2006, compared to $385.7 billion at December 31, 2005. AIG's investment strategies are tailored to the specific business needs of each operating unit based on considerations that include the local market, liability duration and cash flow characteristics, rating agency and regulatory capital considerations, legal investment limitations, tax optimization, diversification and credit limits. These strategies are intended to produce a reasonably stable and predictable return throughout the economic cycle, without undue risk or volatility.

At December 31, 2006, approximately 57 percent of the fixed maturities investments were domestic securities. Approximately 39 percent of such domestic securities were rated AAA by one or more of the principal rating agencies. Approximately five percent were below investment grade or not rated.

A significant portion of the foreign fixed income portfolio is rated by Moody's, S&P or similar foreign rating services. Rating services are not available in all overseas locations. The CRC closely reviews the credit quality of the foreign portfolio's non-rated fixed income investments. At December 31, 2006, approximately 20 percent of the foreign fixed income investments were either rated AAA or, on the basis of AIG's internal analysis, were equivalent from a credit standpoint to securities so rated. Approximately five percent were below investment grade or not rated at that date. A large portion of the foreign fixed income portfolio is sovereign fixed maturity securities supporting the policy liabilities in the country of issuance.

The credit ratings of fixed maturity investments, other than those of AIGFP, at December 31, 2006 were:

	2006
AAA	31%
AA	26
A	23
BBB	14
Below investment grade	4
Non-rated	2
Total	100%

AIG uses asset-liability matching as a management tool worldwide in the life insurance business to determine the composition of the invested assets and appropriate marketing strategies. AIG's objective is to maintain a matched asset-liability structure. However, in certain markets, the absence of long-dated fixed income instruments may preclude a matched asset-liability position in those markets. In addition, AIG may occasionally determine that it is economically advantageous to be temporarily in an unmatched position.

Financial Services

AIG's Financial Services subsidiaries engage in diversified activities including aircraft and equipment leasing, capital markets, consumer finance and insurance premium finance.

Aircraft Leasing

AIG's Aircraft Leasing operations represent the operations of ILFC, which generates its revenues primarily from leasing new and used commercial jet aircraft to scheduled and charter airlines and companies associated with the airline industry. Risks inherent in this business, and which are managed at the business unit level, include: (i) the risk that there will be no market for the aircraft acquired; (ii) the risk that aircraft cannot be placed with lessees; (iii) the risk of nonperformance by lessees; and (iv) the risk that aircraft and related assets cannot be disposed of at the time and in a manner desired.

Capital Markets

The Capital Markets operations of AIG are conducted primarily through AIGFP, which engages as principal in standard and customized interest rate, currency, equity, commodity, energy and credit products with top-tier corporations, financial institutions, governments, agencies, institutional investors and high-net-worth individuals throughout the world.

The senior management of AIG defines the policies and establishes general operating parameters for Capital Markets operations. AIG's senior management has established various oversight committees to monitor on an ongoing basis the various financial market, operational and credit risk attendant to the Capital Markets operations. The senior management of AIGFP reports the results of its operations to and reviews future strategies with AIG's senior management.

AIGFP actively manages its exposures to limit potential losses, while maximizing the rewards afforded by these business opportunities. In doing so, AIGFP must continually manage a variety of exposures including credit, market, liquidity, operational and legal risks.

AIGFP enters into credit derivative transactions in the ordinary course of its business. The majority of AIGFP's credit derivatives require AIGFP to provide credit protection on a designated portfolio of loans or debt securities. AIGFP provides such credit protection on a "second loss" basis, under which AIGFP's payment obligations arise only after credit losses in the designated portfolio exceed a specified threshold amount or level of "first losses." The threshold amount of credit losses that must be realized before AIGFP has any payment obligation is negotiated by AIGFP for each transaction to provide that the likelihood of any payment obligation by AIGFP under each transaction is remote, even in severe recessionary market scenarios.

In certain cases, the credit risk associated with a designated portfolio is tranched into different layers of risk, which are then analyzed and rated by the credit rating agencies. Typically, there will be an equity layer covering the first credit losses in respect of the portfolio up to a specified percentage of the total portfolio, and then successive layers that are rated, generally a BBB-rated layer, an A-rated layer, an AA-rated layer, and one or more AAA-rated layers. In transactions that are rated, the risk layer or tranche that is immediately junior to the threshold level above which AIGFP's payment obligation would generally arise is rated AAA by the rating agencies. In transactions that are not rated, AIGFP applies the same risk criteria for setting the threshold level for its payment obligations. Therefore, the risk layer assumed by AIGFP with respect to the designated portfolio in these transactions is often called the "super senior" risk layer, defined as the layer of credit risk senior to a risk layer that has been rated AAA by the credit rating agencies, or if the transaction is not rated, equivalent thereto.

AIGFP continually monitors the underlying portfolios to determine whether the credit loss experience for any particular portfolio has caused the likelihood of AIGFP having a payment obligation under the transaction to be greater than super senior risk. AIGFP maintains the ability opportunistically to economically hedge specific securities in a portfolio and thereby further limit its exposure to loss and has hedged outstanding transactions in this manner on occasion. At December 31, 2006, the notional amount with respect to the Capital Markets credit derivative portfolio (including the super senior transactions) was $483.6 billion.

Financial Services securities available for sale is predominately a diversified portfolio of high grade fixed income securities. At December 31, 2006, the average credit rating of this portfolio was in the AA+ category or the equivalent thereto as determined through rating agencies or internal review. AIGFP has also entered into credit derivative transactions to economically hedge its credit risk associated with $128 million of these securities. Securities deemed below investment grade at December 31, 2006 amounted to approximately $340 million in fair value representing 0.7 percent of the total AIGFP securities available for sale. There have been no significant downgrades through February 15, 2007. If its securities available for sale portfolio were to suffer significant default and the collateral held declined significantly in value with no replacement or the credit default swap counterparty failed to perform, AIGFP could have a liquidity strain. AIG guarantees AIGFP's payment obligations, including its debt obligations.

AIGFP's management objective is to minimize interest rate, currency, commodity and equity risks associated with its securities available for sale. That is, when AIGFP purchases a security for its securities available for sale investment portfolio, it simultaneously enters into an offsetting internal hedge such that the payment terms of the hedging transaction offset the payment terms of the investment security, which achieves the economic result of converting the return on the underlying security to U.S. dollar LIBOR plus or minus a spread based on the underlying profit on each security on the initial trade date. The market risk associated with such internal hedges is managed on a portfolio basis, with third-party hedging transactions executed as necessary. These hedging activities did not qualify for hedge accounting treatment under FAS 133.

Securities purchased under agreements to resell are treated as collateralized financing transactions. AIGFP takes possession of or obtains a security interest in securities purchased under agreements to resell.

A counterparty may default on any obligation to AIG, including a derivative contract. Credit risk is a consequence of extending credit and/or carrying trading and investment positions. Credit risk exists for a derivative contract when that contract has a positive fair value to AIG. The maximum potential exposure will increase or decrease during the life of the derivative commitments as a function of maturity and market conditions. To help manage this risk, AIGFP's credit department operates within the guidelines set by the CRC. Transactions which fall outside these pre-established guidelines require the specific approval of the CRC. It is also AIG's policy to establish reserves for potential credit impairment when necessary.

In addition, AIGFP utilizes various credit enhancements, including letters of credit, guarantees, collateral, credit triggers, credit derivatives and margin agreements to reduce the credit risk relating to its outstanding financial derivative transactions. AIGFP requires credit enhancements in connection with specific transactions based on, among other things, the creditworthiness of the counterparties, and the transaction's size and maturity. Furthermore, AIGFP generally seeks to enter into agreements that have the benefit of set-off and close-out netting provisions. These provisions provide that, in the case of an early termination of a transaction, AIGFP can set-off its receivables from a counterparty against its payables to the same counterparty arising out of all covered transactions. As a result, where a legally enforceable netting agreement exists, the fair value of the transaction with the counterparty represents the net sum of estimated positive fair values. The fair value of AIGFP's interest rate, currency, commodity and equity swaps, options, swaptions, and forward commitments, futures, and forward contracts approximated $19.25 billion at December 31, 2006 and $18.70 billion at December 31, 2005. Where applicable, these amounts have been determined in accordance with the respective close-out netting provisions.

AIGFP independently evaluates the counterparty credit quality by reference to ratings from rating agencies or, where such ratings are not available, by internal analysis consistent with the risk rating policies of the CRC. In addition, AIGFP's credit approval process involves pre-set counterparty and country credit exposure limits and, for particularly credit-intensive transactions, requires approval from the CRC. AIG estimates that the average credit rating of Capital Markets derivatives counterparties, measured by reference to the fair value of its derivative portfolio as a whole, is equivalent to the AA rating category.

Management's Discussion and Analysis of Financial Condition and Results of Operations *Continued*

At December 31, 2006 and 2005, the distribution by counterparty credit quality with respect to the fair value of Capital Markets derivatives portfolios was as follows:

	Percentage of Total Fair Value	
	2006	2005
Counterparty credit quality:		
AAA	**28%**	24%
AA	**41**	43
A	**19**	21
BBB	**11**	9
Below investment grade	**1**	3
Total	**100%**	100%

Capital Markets Trading VaR

AIGFP maintains a very conservative market risk profile and minimizes risk in interest rates, equities, commodities and foreign exchange. Market exposures in option implied volatilities, correlations and basis risks are also minimized over time but those are the main types of market risks that AIGFP manages. As a result, AIGFP's operating income due to changes in market prices and rates is generally a very small percentage of its overall operating income.

AIGFP's minimal reliance on market risk driven revenue is reflected in its VaR. AIGFP's VaR calculation is based on the interest rate, equity, commodity and foreign exchange risk arising from its portfolio. Because the market risk with respect to securities available for sale, at market, is substantially hedged, segregation of the financial instruments into trading and other than trading was not deemed necessary.

In the calculation of VaR for AIGFP, AIG uses the historical simulation methodology that entails repricing all transactions under explicit changes in market rates within a specific historical time period. AIGFP attempts to secure reliable and independent current market prices, such as published exchange prices, external subscription services such as Bloomberg or Reuters, or third-party broker quotes. When such prices are not available, AIGFP uses an internal methodology which includes extrapolation from observable and verifiable prices nearest to the dates of the transactions. Historically, actual results have not deviated from these models in any material respect.

AIGFP reports its VaR using a 95 percent confidence interval and a one-day holding period, facilitating risk comparison with AIGFP's trading peers and reflecting the fact that market risks can be actively assumed and offset in AIGFP's trading portfolio.

The following table presents the year-end, average, high, and low VaRs on a diversified basis and of each component of market risk for Capital Markets operations for the years 2006 and 2005. The diversified VaR is usually smaller than the sum of its components due to correlation effects.

		For the Year Ended December 31, 2006				For the Year Ended December 31, 2005		
(in millions)	As of December 31	Average	High	Low	As of December 31	Average	High	Low
Total AIG trading market risk:								
Diversified	**$4**	**$4**	**$7**	**$3**	$5	$4	$7	$3
Interest rate	**2**	**2**	**3**	**1**	2	2	3	1
Currency	**1**	**1**	**3**	**1**	1	1	1	—
Equity	**3**	**3**	**4**	**2**	3	2	5	—
Commodity	**3**	**3**	**4**	**2**	2	2	3	1

* *In 2006, VaR calculations were changed from a 30-day holding period to a one-day holding period. Accordingly, the 2005 VaR amounts have been restated to reflect this change.*

Consumer Finance

AIG's Consumer Finance operations provide a wide variety of consumer finance products, including real estate and other consumer loans, credit card loans, retail sales finance and credit-related insurance to customers both domestically and overseas, particularly in emerging markets. Consumer Finance operations include AGF as well as AIGCFG. AGF provides a wide variety of consumer finance products, including real estate loans, non-real estate loans, retail sales finance and credit-related insurance to customers in the United States, Puerto Rico and the U.S. Virgin Islands. AIGCFG, through its subsidiaries, is engaged in developing a multi-product consumer finance business with an emphasis on emerging markets.

Many of AGF's borrowers are non-prime or sub-prime. Current economic conditions, such as interest rate and employment levels, can have a direct effect on the borrowers' ability to repay these loans. AGF manages the credit risk inherent in its portfolio by using credit scoring models at the time of credit applications, established underwriting criteria, and, in certain cases, individual loan reviews. AGF monitors the quality of the finance receivables portfolio and determines the appropriate level of the allowance for losses through its Credit Strategy and Policy Committee. This Committee bases its conclusions on quantitative analyses, qualitative factors, current economic conditions and trends, and each Committee member's experience in the consumer finance industry. Through 2006, the credit quality of AGF's finance receivables continued to be strong. However, declines in the strength of the U.S. housing market or economy may adversely affect the future credit quality of these receivables.

AIGCFG monitors the quality of its finance receivable portfolio and determines the appropriate level of the allowance for losses through several internal committees. These committees base their conclusions on quantitative analysis, qualitative factors, current economic conditions and trends, political and regulatory implications, competition and the judgment of the committees' members.

AIG's Consumer Finance operations are exposed to credit risk and risk of loss resulting from adverse fluctuations in interest rates and payment defaults. Credit loss exposure is managed through a combination of underwriting controls, mix of finance receivables, collateral and collection efficiency. Large product programs are subject to CRC approval.

Over half of the finance receivables are real estate loans which are collateralized by the related properties. With respect to credit losses, the allowance for losses is maintained at a level considered adequate to absorb anticipated credit losses existing in that portfolio as of the balance sheet date.

Asset Management

AIG's Asset Management operations are exposed to various forms of credit, market and operational risks. Asset Management complies with AIG's corporate risk management guidelines and framework and is subject to periodic reviews by the CRC. In addition, transactions are referred to the Asset Management investment committees for approval of investment decisions.

The majority of the credit and market risk exposures within Asset Management results from the spread-based investment business and the investment activities of AIG Global Real Estate Investment Corp.

In the spread-based investment businesses, GIC and MIP, the primary risk is investment risk, which represents the exposure to loss resulting from the cash flows from the invested assets being less than the cash flows required to meet the obligations of the liabilities and the necessary return on investments. Credit risk is also a significant component of the investment strategy for these businesses. Market risk is taken in the form of duration and convexity risk. While AIG generally maintains a matched asset-liability relationship, it may occasionally determine that it is economically advantageous to be in an unmatched duration position. The risks in the spread-based businesses are managed through exposure limitations, active management of the investment portfolios and close oversight of the asset-liability relationship.

Within AIG Global Real Estate Investment Corp., AIG is exposed to the general conditions in global real estate markets and the credit markets. Such exposure can subject Asset Management to delays in real estate sales, additional carrying costs and in turn affect operating results within the segment. These risks are mitigated through the underwriting process, transaction and contract terms and conditions and portfolio diversification by type of project, sponsor, real estate market and country. AIG's exposure to real estate investments is monitored on an ongoing basis by the Asset Management real estate investment committee.

Economic Capital

Since mid 2005, AIG has been developing a firm-wide economic capital model to improve decision making and to enhance shareholder value. Economic Capital is the amount of capital the organization, its segments, profit centers, products or transactions require to cover potential, unexpected losses within a confidence level consistent with the risk profile selected by management. The Economic Capital requirement can then be compared with the economic capital resources available to AIG.

The Economic Capital requirement is driven by exposures to risks and correlations among various types of risks. As a global financial conglomerate, AIG is exposed to various risks including underwriting, financial and operational risks. The Economic Capital initiative has modeled these risks into five major categories: property & casualty insurance risk, life insurance risk, market risk, credit risk and operational risk. Within each risk category, there are sub-risks that have been modeled in greater detail. The Economic Capital initiative also analyzes and includes diversification benefits within and across risk categories and business segments.

A primary objective of the Economic Capital initiative is to develop a comprehensive framework to discuss capital and performance on a risk-adjusted basis internally with AIG management and externally with the investment community, credit providers, regulators and rating agencies. Economic Capital analysis provides a framework to validate AIG's capital adequacy, to measure more precisely capital efficiency at various levels throughout the organization, to allocate capital consistently among AIG's businesses, to quantify the specific areas of diversification benefits and to assess relative economic value added by a business, product or transaction to AIG as a whole. The Economic Capital initiative will also be a component in developing a more efficient capital structure. Other key areas of Economic Capital applications include strategic decision-making for mergers, acquisitions and divestitures, risk retention, reinsurance and hedging strategies and product development and pricing.

During 2006, AIG developed a methodology framework that incorporates financial services industry best practices, maintains consistency with regulatory frameworks and reflects AIG's distinct global business and management strategies. By utilizing stochastic simulation techniques, where appropriate, AIG enhanced existing models or developed new ones through a collaborative effort among business executives, actuaries, finance specialists and risk professionals. Initial assessments of Economic Capital were made and AIG began reviewing its economic capital model methodology with the rating agencies.

The initial assessments were made at the corporate, segment and major business unit level, and detailed analyses of selected businesses and products were undertaken. AIG also developed assessments of diversification benefits across lines of business, geographic regions and risk categories. Given the breadth and global nature of AIG's businesses, these benefits were found to be significant.

The initial assessments have provided useful insight into the overall capital strength of the corporation and its segments and, to date, the initiative has introduced guidance concerning processes to assess economic risk and returns for selected issues, including funding and investment strategies for the MIP, product development, pricing, hedging for living benefits in the variable annuity business and asset-liability management strategies for life insurance products, particularly in Asian markets.

Throughout 2007, AIG will continue to enhance the methodology to provide assurance regarding the completeness and relevance of the model's results. AIG will continue discussions with the rating agencies concerning its enterprise risk management processes and the results of its new economic capital model for their consideration in the rating process. AIG's analysis and conclusions concerning the economic capital support of its segments and major business units will be further extended to include consideration for capital availability and mobility. The framework and process will increasingly provide assistance in management's decision-making concerning capital management and capital allocation, mergers, acquisitions and divestitures, risk retention, reinsurance and hedging strategies and product development and pricing.

Recent Accounting Standards

At the March 2004 meeting, the Emerging Issues Task Force (EITF) reached a consensus with respect to Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." On September 30, 2004, the FASB issued FASB Staff Position (FSP) EITF Issue 03-1-1, Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." In November 2005, the FASB issued FSP FAS 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," which replaces the measurement and recognition guidance set forth in Issue No. 03-1 and codifies certain existing guidance on impairment.

At the June 2005 meeting, the EITF reached a consensus with respect to Issue No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners have Certain Rights."

On June 29, 2005, the FASB issued Statement 133 Implementation Issues No. B38, "Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option" and No. B39, "Application of Paragraph 13(b) to Call Options That are Exercisable Only by the Debtor."

On September 19, 2005, the FASB issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts."

On February 16, 2006, the FASB issued FAS No. 155, "Accounting for Certain Hybrid Financial Instruments."

On January 17, 2007, the FASB issued Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" (Issue B40).

On March 27, 2006, the FASB issued FASB FTB 85-4-1, "Accounting for Life Settlement Contracts by Third-Party Investors" (FSP 85-4-1), an amendment of FTB 85-4, "Accounting for Purchases of Life Insurance."

On April 13, 2006, the FASB issued FSP FIN 46(R)-6, "Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R)."

On July 13, 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" (FIN 48).

Effective January 1, 2006, AIG adopted the fair value recognition provisions of Statement of FAS No. 123R "Share-Based Payments" (FAS 123R). *For further discussion of this recent accounting standard and its application to AIG, see Note 14 of Notes to Consolidated Financial Statements.*

In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements" (FAS 157).

In September 2006, the FASB issued FAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" (FAS 158).

In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (FAS 159).

For further discussion of these recent accounting standards and their application to AIG, see Note 1(hh) of Notes to Consolidated Financial Statements.

Item 7A.
Quantitative and Qualitative Disclosures About Market Risk

Included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 8.
Financial Statements and Supplementary Data

American International Group, Inc. and Subsidiaries
Index to Financial Statements and Schedules

* *Schedules listed were included in the Form 10-K filed with the Securities and Exchange Commission but have not been included herein. Copies may be obtained electronically through AIG's website at www.aigcorporate.com or from the Director of Investor Relations, American International Group, Inc.*

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of American International Group, Inc.:

We have completed integrated audits of American International Group, Inc.'s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial Statements and Financial Statement Schedules

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of American International Group, Inc. and its subsidiaries (AIG) at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of AIG's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Notes 1, 14 and 15 to the consolidated financial statements, AIG changed its accounting for certain hybrid financial instruments, life settlement contracts and share based compensation as of January 1, 2006, and certain employee benefit plans as of December 31, 2006.

Internal Control Over Financial Reporting

Also, we have audited management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that AIG did not maintain effective internal control over financial reporting as of December 31, 2006 because of the effect of the material weakness relating to controls over income tax accounting, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). AIG's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of AIG's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As of December 31, 2006, a material weakness relating to the controls over income tax accounting has been identified and included in management's assessment.

Controls over income tax accounting: AIG did not maintain effective controls over the determination and reporting of certain components of the provision for income taxes and related income tax balances. Specifically, AIG did not maintain effective controls to review and monitor the accuracy of the components of the income tax provision calculations and related income tax balances and to monitor the differences between the income tax basis and the financial reporting basis of assets and liabilities to effectively

Report of Independent Registered Public Accounting Firm *Continued*

reconcile the differences to the deferred income tax balances. These control deficiencies resulted in adjustments to income tax expense, income taxes payable and deferred income tax asset and liability accounts in the 2006 annual and interim consolidated financial statements. Furthermore, these control deficiencies could result in a material misstatement of the annual or interim AIG consolidated financial statements that would not be prevented or detected. Accordingly, AIG management has concluded that these control deficiencies constitute a material weakness.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2006 consolidated financial statements, and our opinion regarding the effectiveness of AIG's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, management's assessment that AIG did not maintain effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on criteria established in *Internal Control — Integrated Framework* issued by the COSO. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, AIG has not maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the COSO.

PricewaterhouseCoopers LLP
New York, New York
March 1, 2007

Consolidated Balance Sheet

December 31, *(in millions)*	2006	2005
Assets:		
Investments and financial services assets:		
Fixed maturities:		
Bonds available for sale, at fair value (amortized cost: 2006 — $377,698; 2005 — $349,612) *(includes hybrid financial instruments: 2006 — $522)*	**$ 387,391**	$359,516
Bonds held to maturity, at amortized cost (fair value: 2006 — $22,154; 2005 — $22,047)	**21,437**	21,528
Bond trading securities, at fair value (cost: 2006 — $9,016; 2005 — $4,623)	**9,037**	4,636
Equity securities:		
Common stocks available for sale, at fair value (cost: 2006 — $10,662; 2005 — $10,125)	**13,262**	12,227
Common and preferred stocks trading, at fair value (cost: 2006 — $12,734; 2005 — $7,746)	**14,421**	8,959
Preferred stocks available for sale, at fair value (cost: 2006 — $2,485; 2005 — $2,282)	**2,539**	2,402
Mortgage loans on real estate, net of allowance (2006 — $55; 2005 — $54)	**17,067**	14,300
Policy loans	**7,501**	7,039
Collateral and guaranteed loans, net of allowance (2006 — $9; 2005 — $10)	**3,850**	3,570
Financial services assets:		
Flight equipment primarily under operating leases, net of accumulated depreciation (2006 — $8,835; 2005 — $7,419)	**39,875**	36,245
Securities available for sale, at fair value (cost: 2006 — $45,912; 2005 — $37,572)	**47,205**	37,511
Trading securities, at fair value	**5,031**	6,499
Spot commodities	**220**	92
Unrealized gain on swaps, options and forward transactions	**19,252**	18,695
Trading assets	**2,468**	1,204
Securities purchased under agreements to resell, at contract value	**33,702**	14,547
Finance receivables, net of allowance *(2006 — $737; 2005 — $670)* (includes finance receivables held for sale: 2006 — $1,124; 2005 — $1,110)	**29,573**	27,995
Securities lending collateral, at fair value (which approximates cost)	**69,306**	59,471
Other invested assets	**42,114**	31,072
Short-term investments, at cost (approximates fair value)	**25,249**	15,342
Total investments and financial services assets	**790,500**	682,850
Cash	**1,590**	1,897
Investment income due and accrued	**6,077**	5,727
Premiums and insurance balances receivable, net of allowance (2006 — $756; 2005 — $871)	**17,789**	15,333
Reinsurance assets, net of allowance (2006 — $536; 2005 — $999)	**23,355**	*24,978*
Deferred policy acquisition costs	**37,235**	32,154
Investments in partially owned companies	**1,101**	1,158
Real estate and other fixed assets, net of accumulated depreciation (2006 — $5,525; 2005 — $4,990)	**4,381**	3,641
Separate and variable accounts	**72,655**	63,797
Goodwill	**8,628**	8,093
Other assets	**16,103**	13,423
Total assets	**$ 979,414**	$853,051

See Accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheet *Continued*

December 31, *(in millions, except share data)*	**2006**	2005
Liabilities:		
Reserve for losses and loss expenses	**$ 79,999**	$ 77,169
Unearned premiums	**26,271**	24,243
Future policy benefits for life and accident and health insurance contracts	**122,230**	108,807
Policyholders' contract deposits	**244,658**	227,027
Other policyholders' funds	**10,238**	10,870
Commissions, expenses and taxes payable	**5,305**	4,769
Insurance balances payable	**3,789**	3,564
Funds held by companies under reinsurance treaties	**2,602**	4,174
Income taxes payable	**9,546**	6,288
Financial services liabilities:		
Borrowings under obligations of guaranteed investment agreements	**20,664**	20,811
Securities sold under agreements to repurchase, at contract value	**22,710**	11,047
Trading liabilities	**3,141**	2,546
Hybrid financial instrument liabilities, at fair value	**8,856**	—
Securities and spot commodities sold but not yet purchased, at market value	**4,076**	5,975
Unrealized loss on swaps, options and forward transactions	**11,401**	12,740
Trust deposits and deposits due to banks and other depositors	**5,249**	4,877
Commercial paper	**8,208**	6,514
Notes, bonds, loans and mortgages payable	**87,602**	71,313
Commercial paper	**4,821**	2,694
Notes, bonds, loans and mortgages payable	**17,088**	7,126
Liabilities connected to trust preferred stock	**1,440**	1,391
Separate and variable accounts	**72,655**	63,797
Securities lending payable	**70,198**	60,409
Minority interest	**7,778**	5,124
Other liabilities (includes hybrid financial instruments: 2006 — $111)	**27,021**	23,273
Total liabilities	**877,546**	766,548
Preferred shareholders' equity in subsidiary companies	**191**	186
Commitments and Contingent Liabilities (See Note 12)		
Shareholders' equity:		
Common stock, $2.50 par value; 5,000,000,000 shares authorized; shares issued 2006 and 2005 — 2,751,327,476	**6,878**	6,878
Additional paid-in capital	**2,590**	2,339
Retained earnings	**84,996**	72,330
Accumulated other comprehensive income (loss)	**9,110**	6,967
Treasury stock, at cost; 2006 — 150,131,273; 2005 — 154,680,704 shares of common stock (including 119,278,644 and 119,271,176 shares, respectively, held by subsidiaries)	**(1,897)**	(2,197)
Total shareholders' equity	**101,677**	86,317
Total liabilities, preferred shareholders' equity in subsidiary companies and shareholders' equity	**$ 979,414**	$853,051

See Accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Income

Years Ended December 31, *(in millions, except per share data)*	2006	2005	2004
Revenues:			
Premiums and other considerations	**$ 74,083**	$70,209	$66,625
Net investment income	**25,292**	22,165	18,465
Realized capital gains (losses)	**106**	341	44
Other income	**13,713**	16,190	12,532
Total revenues	**113,194**	108,905	97,666
Benefits and expenses:			
Incurred policy losses and benefits	**59,706**	63,558	58,212
Insurance acquisition and other operating expenses	**31,801**	30,134	24,609
Total benefits and expenses	**91,507**	93,692	82,821
Income before income taxes, minority interest and cumulative effect of accounting changes	**21,687**	15,213	14,845
Income taxes:			
Current	**5,489**	2,587	2,645
Deferred	**1,048**	1,671	1,762
Total income taxes	**6,537**	4,258	4,407
Income before minority interest and cumulative effect of accounting changes	**15,150**	10,955	10,438
Minority interest	**(1,136)**	(478)	(455)
Income before cumulative effect of accounting changes	**14,014**	10,477	9,983
Cumulative effect of accounting changes, net of tax	**34**	—	(144)
Net income	**$ 14,048**	$10,477	$ 9,839
Earnings per common share:			
Basic			
Income before cumulative effect of accounting changes	**$ 5.38**	$ 4.03	$ 3.83
Cumulative effect of accounting changes, net of tax	**0.01**	—	(0.06)
Net income	**$ 5.39**	$ 4.03	$ 3.77
Diluted			
Income before cumulative effect of accounting changes	**$ 5.35**	$ 3.99	$ 3.79
Cumulative effect of accounting changes, net of tax	**0.01**	—	(0.06)
Net income	**$ 5.36**	$ 3.99	$ 3.73
Average shares outstanding:			
Basic	**2,608**	2,597	2,606
Diluted	**2,623**	2,627	2,637

See Accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Shareholders' Equity

Years Ended December 31, (in millions, except share and per share data)	Amounts			Shares		
	2006	2005	2004	**2006**	2005	2004
Common stock:						
Balance, beginning and end of year	**$ 6,878**	$ 6,878	$ 6,878	**2,751,327,476**	2,751,327,476	2,751,327,476
Additional paid-in capital:						
Balance, beginning of year	**2,339**	2,094	2,028			
Excess of cost over proceeds of common stock issued under stock plans	**(128)**	(91)	(105)			
Other	**379**	336	171			
Balance, end of year	**2,590**	2,339	2,094			
Retained earnings:						
Balance, beginning of year	**72,330**	63,468	54,384			
Cumulative effect of accounting changes, net of tax	**308**	—	—			
Adjusted balance, beginning of year	**72,638**	63,468	54,384			
Net income	**14,048**	10,477	9,839			
Dividends to common shareholders ($0.65, $0.63 and $0.29 per share, respectively)	**(1,690)**	(1,615)	(755)			
Balance, end of year	**84,996**	72,330	63,468			
Accumulated other comprehensive income (loss):						
Unrealized appreciation (depreciation) of investments, net of tax:						
Balance, beginning of year	**8,348**	10,326	9,070			
Unrealized appreciation (depreciation) of investments, net of reclassification adjustments	**2,574**	(3,577)	1,868			
Income tax benefit (expense)	**(839)**	1,599	(612)			
Balance, end of year	**10,083**	8,348	10,326			
Foreign currency translation adjustments, net of tax:						
Balance, beginning of year	**(1,241)**	(701)	(1,524)			
Translation adjustment	**1,283**	(926)	993			
Income tax benefit (expense)	**(347)**	386	(170)			
Balance, end of year	**(305)**	(1,241)	(701)			
Net derivative gains (losses) arising from cash flow hedging activities:						
Balance, beginning of year	**(25)**	(53)	(103)			
Net deferred gains on cash flow hedges, net of reclassification adjustments	**13**	35	83			
Deferred income tax expense	**(15)**	(7)	(33)			
Balance, end of year	**(27)**	(25)	(53)			
Retirement plan liabilities adjustment, net of taxes:						
Balance, beginning of year	**(115)**	(128)	(106)			
Minimum pension liability adjustment	**80**	81	(100)			
Deferred income tax benefit (expense)	**(74)**	(68)	78			
Adjustment to initially apply FAS 158, net of tax	**(532)**	—	—			
Balance, end of year	**(641)**	(115)	(128)			
Accumulated other comprehensive income (loss), end of year	**9,110**	6,967	9,444			
Treasury stock, at cost:						
Balance, beginning of year	**(2,197)**	(2,211)	(1,397)	**(154,680,704)**	(154,904,286)	(142,880,430)
Cost of shares acquired	**(20)**	(176)	(1,083)	**(288,365)**	(2,654,272)	(16,426,114)
Issued under stock plans	**291**	173	263	**4,579,913**	2,625,227	4,310,733
Other	**29**	17	6	**257,883**	252,627	91,525
Balance, end of year	**(1,897)**	(2,197)	(2,211)	**(150,131,273)**	(154,680,704)	(154,904,286)
Total shareholders' equity, end of year	**$101,677**	$86,317	$79,673			

See Accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows

Years Ended December 31, *(in millions)*	2006	2005	2004
Summary:			
Net cash provided by operating activities	**$ 6,829**	$ 25,382	$ 29,414
Net cash used in investing activities	**(67,040)**	(62,500)	(92,596)
Net cash provided by financing activities	**59,790**	37,169	64,217
Effect of exchange rate changes on cash	**114**	(163)	52
Change in cash	**(307)**	(112)	1,087
Cash at beginning of year	**1,897**	2,009	922
Cash at end of year	**$ 1,590**	$ 1,897	$ 2,009
Cash flows from operating activities:			
Net income	**$ 14,048**	$ 10,477	$ 9,839
Adjustments to reconcile net income to net cash provided by operating activities:			
Noncash revenues, expenses, gains and losses included in income:			
Net gains on sales of securities available for sale and other assets	**(763)**	(1,218)	(1,003)
Foreign exchange transaction (gains) losses	**1,795**	(3,330)	1,231
Net unrealized (gains) losses on non-AIGFP derivative assets and liabilities	**(713)**	878	(648)
Equity in income of partially owned companies and other invested assets	**(3,990)**	(1,421)	(1,279)
Amortization of deferred policy acquisition costs	**11,578**	10,693	9,815
Amortization of premium and discount on securities	**699**	207	502
Depreciation expenses, principally flight equipment	**2,374**	2,200	2,035
Provision for finance receivable losses	**495**	435	389
Impairment losses	**944**	598	684
Changes in operating assets and liabilities:			
General and life insurance reserves	**13,173**	27,299	22,818
Premiums and insurance balances receivable and payable — net	**(1,214)**	192	(953)
Reinsurance assets	**1,665**	(5,365)	1,032
Capitalization of deferred policy acquisition costs	**(15,363)**	(14,454)	(13,334)
Investment income due and accrued	**(235)**	(171)	(916)
Funds held under reinsurance treaties	**(1,612)**	770	361
Other policyholders' funds	**(953)**	518	962
Income taxes payable	**2,003**	1,543	1,356
Commissions, expenses and taxes payable	**408**	140	(16)
Other assets and liabilities — net	**331**	2,966	1,943
Bonds, common and preferred stocks trading, at fair value	**(7,851)**	(5,448)	(3,189)
Trading assets and liabilities — net	**(668)**	2,272	(4,783)
Trading securities, at fair value	**1,339**	(3,753)	1,254
Spot commodities	**(128)**	442	(289)
Net unrealized (gain) loss on swaps, options and forward transactions	**(1,482)**	934	2,302
Securities purchased under agreements to resell	**(19,154)**	11,725	(5,427)
Securities sold under agreements to repurchase	**11,645**	(12,534)	5,688
Securities and spot commodities sold but not yet purchased, at market value	**(1,899)**	571	(269)
Finance receivables held for sale — originations and purchases	**(10,786)**	(13,070)	(6,504)
Sales of finance receivables — held for sale	**10,602**	12,821	5,784
Other, net	**541**	(1,535)	29
Total adjustments	**(7,219)**	14,905	19,575
Net cash provided by operating activities	**$ 6,829**	$ 25,382	$ 29,414

See Accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows *Continued*

Years Ended December 31, *(in millions)*	2006	2005	2004
Cash flows from investing activities:			
Proceeds from (payments for)			
Sales and maturities of fixed maturity securities available for sale	**$ 112,899**	$ 140,076	$ 115,625
Sales of equity securities available for sale	**12,475**	11,661	12,246
Proceeds from fixed maturity securities held to maturity	**205**	46	226
Sales of flight equipment	**697**	573	1,219
Sales or distributions of other invested assets	**14,087**	14,899	8,361
Payments received on mortgage, policy, collateral and guaranteed loans	**5,165**	3,679	1,928
Principal payments received on finance receivables held for investment	**12,586**	12,461	10,780
Purchases of fixed maturity securities available for sale	**(146,465)**	(175,657)	(159,229)
Purchases of equity securities available for sale	**(14,482)**	(13,273)	(13,361)
Purchases of fixed maturity securities held to maturity	**(197)**	(3,333)	(10,512)
Purchases of flight equipment	**(6,009)**	(6,193)	(4,860)
Purchases of other invested assets	**(16,040)**	(15,059)	(11,764)
Mortgage, policy, collateral and guaranteed loans issued	**(7,438)**	(5,310)	(2,180)
Finance receivables held for investment — originations and purchases	**(13,830)**	(17,276)	(16,416)
Change in securities lending collateral	**(9,835)**	(10,301)	(19,777)
Net additions to real estate, fixed assets, and other assets	**(1,097)**	(941)	(643)
Net change in short-term investments	**(9,716)**	760	(2,542)
Net change in non-AIGFP derivative assets and liabilities	**(45)**	688	(1,697)
Net cash used in investing activities	**$ (67,040)**	$ (62,500)	$ (92,596)
Cash flows from financing activities:			
Proceeds from (payments for)			
Policyholders' contract deposits	**$ 54,195**	$ 50,229	$ 54,550
Policyholders' contract withdrawals	**(41,866)**	(35,797)	(24,497)
Change in other deposits	**1,269**	(957)	2,519
Change in commercial paper	**2,952**	(476)	3,738
Notes, bonds, loans and mortgages payable, and hybrid financial instrument liabilities issued	**58,763**	53,624	31,488
Repayments on notes, bonds, loans and mortgages payable, and hybrid financial instrument liabilities	**(24,047)**	(40,767)	(24,638)
Issuance of guaranteed investment agreements	**12,265**	13,437	11,469
Maturities of guaranteed investment agreements	**(12,433)**	(10,861)	(8,314)
Change in securities lending payable	**9,789**	10,437	19,777
Redemption of subsidiary company preferred stock	**—**	(100)	(200)
Issuance of treasury stock	**163**	82	158
Cash dividends paid to shareholders	**(1,638)**	(1,421)	(730)
Acquisition of treasury stock	**(20)**	(176)	(1,083)
Other, net	**398**	(85)	(20)
Net cash provided by financing activities	**$ 59,790**	$ 37,169	$ 64,217
Supplementary disclosure of cash flow information:			
Cash paid during the period for:			
Interest	**$ 6,539**	$ 4,883	$ 4,281
Taxes	**$ 4,693**	$ 2,593	$ 3,060
Non-cash activities:			
Interest credited to policyholder accounts included in financing activities	**$ 10,746**	$ 9,782	$ 6,859

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income

Years Ended December 31, *(in millions)*	2006	2005	2004
Net income	**$14,048**	$10,477	$ 9,839
Other comprehensive income (loss):			
Unrealized (depreciation) appreciation of investments — net of reclassification adjustments	**2,574**	(3,577)	1,868
Deferred income tax benefit (expense) on above changes	**(839)**	1,599	(612)
Foreign currency translation adjustments	**1,283**	(926)	993
Deferred income tax benefit (expense) on above changes	**(347)**	386	(170)
Net derivative gains arising from cash flow hedging activities — net of reclassification adjustments	**13**	35	83
Deferred income tax expense on above changes	**(15)**	(7)	(33)
Retirement plan liabilities adjustment	**80**	81	(100)
Deferred income tax benefit (expense) on above changes	**(74)**	(68)	78
Other comprehensive income (loss)	**2,675**	(2,477)	2,107
Comprehensive income	**$16,723**	$ 8,000	$11,946

See Accompanying Notes to Consolidated Financial Statements.

Index of Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of AIG and its majority owned subsidiaries. AIG consolidates subsidiaries in which it holds a controlling financial interest. Entities that AIG does not consolidate but of which it holds 20 percent to 50 percent of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method.

Certain of AIG's foreign subsidiaries included in the consolidated financial statements report on a fiscal year ending November 30. The effect on AIG's consolidated financial condition and results of operations of all material events occurring after November 30 and prior to the applicable balance sheet date has been recorded.

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). All material intercompany accounts and transactions have been eliminated.

Description of Business

See Note 2 herein for a description of AIG's businesses.

Use of Estimates

AIG considers its most critical accounting estimates to be those with respect to reserves for losses and loss expenses, future policy benefits for life and accident and health contracts, recoverability of deferred policy acquisition costs (DAC), estimated gross profits for investment-oriented products, fair value determinations for certain Capital Markets assets and liabilities, other-than-temporary declines in the value of investments and flight equipment recoverability.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ, possibly materially, from those estimates.

Revisions and Reclassifications

It was determined during 2006 that for certain deferred sales inducement assets, the asset and related amortization expense had historically been reported within deferred policy acquisition costs on the consolidated balance sheet and income statement. Under Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (SOP 03-1), such assets should be classified separately from DAC and the amortization reported in benefit expense. Accordingly, the December 31, 2005 consolidated balance sheet reflects a revision of $1.1 billion from DAC to other assets, and the consolidated income statement includes a revision from acquisition expense to policy benefit expense of $153 million and $149 million in the years ended December 31, 2005 and 2004, respectively, to conform to the current year's presentation. This revision did not have any effect on consolidated pre-tax income, net income or shareholders' equity.

In 2006 AIG determined that certain products that were historically reported as separate account assets under SOP 03-1 should have been reported as general account assets. Accordingly, AIG revised the classification of approximately $2.7 billion of assets from separate account assets in prior years to general account assets, and the same amount of liabilities from separate account liabilities to policyholders' contract deposits at December 31, 2006. As a result, Net investment income and Incurred policy losses and benefits each increased approximately $258 million for the earnings on the general account assets that accrue directly to the benefit of the policyholders. This revision did not have any effect on consolidated income before income taxes, net income, or shareholders' equity for any period presented.

Certain reclassifications and format changes have been made to prior year amounts to conform to the current year presentation.

Accounting Policies

(a) Revenue Recognition and Expenses:

Premiums and other Considerations: Premiums for short duration contracts and considerations received from retailers in connection with the sale of extended service contracts are earned primarily on a pro rata basis over the term of the related coverage. The reserve for unearned premium includes the portion of premiums written and other considerations relating to the unexpired terms of coverage. Premiums for long duration insurance products and life contingent annuities are recognized as revenues when due. Estimates for premiums due but not yet collected are accrued. Consideration for universal life and investment-type products consist of policy charges for the cost of insurance, administration, and surrenders during the period. Policy charges collected with respect to future services are deferred and recognized in a manner similar to DAC related to such products.

Net Investment Income: Net investment income represents income primarily from the following sources in AIG's insurance operations:

- Accrued interest income, as well as amortization and accretion of premiums and discounts on bonds.
- Dividend income and distributions from common and preferred stock and other investments when receivable.
- Unrealized gains and losses from investments in trading securities and hybrid financial instruments.
- Earnings from hedge funds and limited partnership investments accounted for under the equity method.
- The difference between the carrying amount of a life settlement contract and the life insurance proceeds of the underlying life insurance policy recorded in income upon the death of the insured.

1. Summary of Significant Accounting Policies

Continued

Realized Capital Gains (Losses): Realized capital gains and losses are determined principally by specific identification. The realized capital gains and losses are generated primarily from the following sources (in AIG's insurance operations and Other category):

- Sales of fixed maturity securities, equity securities, real estate, investments in joint ventures and limited partnerships and other types of investments.
- Reductions to the cost basis of fixed maturities, equity securities and other invested assets for other-than-temporary impairments.
- Changes in fair value of derivatives used for other than hedging activities.
- Exchange gains and losses resulting from foreign currency transactions.

Other Income: Other income includes income from flight equipment, finance charges on consumer loans and income generated from asset management activities and from the operations of AIGFP.

Income from flight equipment under operating leases is recognized over the life of the lease as rentals become receivable under the provisions of the lease or, in the case of leases with varying payments, under the straight-line method over the noncancelable term of the lease. In certain cases, leases provide for additional payments contingent on usage. Rental income is recognized at the time such usage occurs less a provision for future contractual aircraft maintenance. Gains and losses on flight equipment are recognized when flight equipment is sold and the risk of ownership of the equipment is passed to the new owner.

Finance charges on consumer loans are recognized as revenue using the interest method. Revenue ceases to be accrued when contractual payments are not received for four consecutive months for loans and retail sales contracts, and for six months for revolving retail accounts and private label receivables. Extension fees, late charges, and prepayment penalties are recognized as revenue when received.

Income generated with respect to asset management operations is generally recognized as revenues as services are performed. Certain costs incurred in the sale of mutual funds are deferred and subsequently amortized.

Income generated from the operations of AIGFP includes the following:

- Accrued interest income and expense, as well as amortization and accretion of premiums and discounts on bonds.
- Dividend income and distributions from common and preferred stock and other investments when receivable.
- Changes in the fair value of derivatives. In certain instances, no initial gain or loss is recognized in accordance with Emerging Issues Task Force Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities" (EITF 02-3). The initial gain or loss is recognized over the life of the transactions and as observable market data becomes available.
- Unrealized gains and losses from trading securities, commodities sold, but not yet purchased, futures and hybrid financial instruments.
- Realized gains and losses from the sale of available for sale securities and investments in private equities, joint ventures and limited partnerships.
- Exchange gains and losses resulting from foreign currency transactions.
- Reductions to the cost basis of equity securities for other-than-temporary impairments.
- Earnings from hedge funds and limited partnership investments accounted for under the equity method.

Incurred policy losses and benefits: Incurred policy losses for short duration insurance contracts consist of the estimated ultimate cost of settling claims incurred within the reporting period, including incurred but not reported claims, plus the changes in estimates of current and prior period losses resulting from the continuous review process. Benefits for long duration insurance contracts consist of benefits paid and changes in future policy benefits liabilities. Benefits for universal life and investment-type products primarily consists of interest credited to policy account balances and benefit payments made in excess of policy account balances.

(b) Foreign Currency: Financial statement accounts expressed in foreign currencies are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (FAS) 52, "Foreign Currency Translation" (FAS 52). Under FAS 52, functional currency assets and liabilities are translated into U.S. dollars generally using current rates of exchange prevailing at the balance sheet date of each respective subsidiary and the related translation adjustments are recorded as a separate component of other comprehensive income, net of any related taxes, in consolidated shareholders' equity. Functional currencies are generally the currencies of the local operating environment. Income statement accounts expressed in functional currencies are translated using average exchange rates. The adjustments resulting from translation of financial statements of foreign entities operating in highly inflationary economies are recorded in income. Exchange gains and losses resulting from foreign currency transactions are recorded in income currently.

(c) Income Taxes: Deferred tax assets and liabilities are recorded for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements. AIG assesses its ability to realize deferred tax assets primarily based on the earnings history, future earnings potential, the reversal of taxable temporary differences, and the tax planning strategies available to the legal entities recognizing deferred tax assets, in accordance with FAS 109, "Accounting for Income Taxes." See Note 3 herein for a further discussion of income taxes.

(d) Contingencies: Amounts are accrued for the financial resolution of claims that have either been asserted or are deemed probable of assertion if, in the opinion of management, it is both probable that a liability has been incurred and the amount

1. Summary of Significant Accounting Policies
Continued

of the liability can be reasonably estimated. In many cases, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until years after the contingency arises, in which case no accrual is made until that time.

(e) Investments in Fixed Maturities and Equity Securities: Bonds held to maturity are principally owned by the insurance subsidiaries and are carried at amortized cost where AIG has the ability and positive intent to hold these securities until maturity.

Where AIG may not have the positive intent to hold bonds until maturity and such securities are not designated as trading, these securities are considered to be available for sale and carried at current fair values.

Premiums and discounts arising from the purchase of bonds are treated as yield adjustments over their estimated lives, until maturity, or call date, if applicable.

Bond trading securities are carried at current fair values.

Common and preferred stocks are carried at current fair values.

AIG may also enter into dollar roll agreements. These are agreements to sell mortgage-backed securities and to repurchase substantially similar securities at a specified price and date in the future. At December 31, 2006, 2005 and 2004, there were no dollar roll agreements outstanding.

Unrealized gains and losses from available for sale investments in equity and fixed maturity securities are reflected as a separate component of other comprehensive income, net of deferred income taxes currently. Unrealized gains and losses from investments in trading securities are reflected in income currently. Investments in fixed maturities and equity securities are recorded on a trade date basis.

AIG evaluates its investments for impairment. As a matter of policy, the determination that a security has incurred an other-than-temporary decline in value and the amount of any loss recognition requires the judgment of AIG's management and a continual review of its investments.

In general, a security is considered a candidate for other-than-temporary impairment if it meets any of the following criteria:

- Trading at a significant (25 percent or more) discount to par or amortized cost (if lower) for an extended period of time (nine months or longer);
- The occurrence of a discrete credit event resulting in the debtor defaulting or seeking bankruptcy or insolvency protection or voluntary reorganization; or
- The probability of non-realization of a full recovery on its investment, irrespective of the occurrence of one of the foregoing events.

At each balance sheet date, AIG evaluates its securities holdings in an unrealized loss position. Where AIG does not intend to hold such securities until they have fully recovered their carrying value, based on the circumstances present at the date of evaluation, AIG records the unrealized loss in income. If events or circumstances change, such as unexpected changes in the creditworthiness of the obligor, unanticipated changes in interest rates, tax laws, statutory capital positions and liquidity events, among others, AIG revisits its intent. Further, if a loss is recognized from a sale subsequent to a balance sheet date pursuant to these unexpected changes in circumstances, the loss is recognized in the period in which the intent to hold the securities to recovery no longer existed.

In periods subsequent to the recognition of an other-than-temporary impairment loss for debt securities, AIG generally amortizes the discount or reduced premium over the remaining life of the security in a prospective manner based on the amount and timing of future estimated cash flows.

(f) Mortgage Loans on Real Estate — net, Policy, Collateral and Guaranteed Loans — net: Mortgage loans on real estate, policy, collateral and guaranteed loans are carried at unpaid principal balances. Interest income on such loans is accrued as earned.

Impairment of mortgage loans on real estate and collateral loans is based upon certain risk factors and when collection of all amounts due under the contractual term is not probable. This impairment is generally measured based on the present value of expected future cash flows discounted at the loan's effective interest rate subject to the fair value of underlying collateral if the loan is collateral dependent. Interest income on such impaired loans is recognized as cash is received.

There is no allowance for policy loans, as these loans serve to reduce the death benefit paid when the death claim is made and the balances are effectively collateralized by the cash surrender value of the policy.

(g) Financial Services — Flight Equipment: Flight equipment is stated at cost, net of accumulated depreciation. Major additions, modifications and interest are capitalized. Normal maintenance and repairs, airframe and engine overhauls and compliance with return conditions of flight equipment on lease are provided by and paid for by the lessee. Under the provisions of most leases for certain airframe and engine overhauls, the lessee is reimbursed for certain costs incurred up to but not exceeding contingent rentals paid to AIG by the lessee. AIG provides a charge to income for such reimbursements based upon the expected reimbursements during the life of the lease. Depreciation and amortization are computed on the straight-line basis to a residual value of approximately 15 percent over the estimated useful lives of the related assets but not exceeding 25 years. Aircraft in the fleet are evaluated, as necessary, based on these events and circumstances in accordance with FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (FAS 144). FAS 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. These evaluations for impairment are significantly affected by estimates of future revenues and other factors which involve some amount of uncertainty.

1. Summary of Significant Accounting Policies

Continued

This caption also includes deposits for aircraft to be purchased. At the time the assets are retired or disposed of, the cost and associated accumulated depreciation and amortization are removed from the related accounts and the difference, net of proceeds, is recorded as a gain or loss in Other income.

(h) Financial Services — Securities Available for Sale, at fair value: These securities are held to meet long-term investment objectives and are accounted for as available for sale, carried at current fair values and recorded on a trade-date basis. This portfolio is hedged using interest rate, foreign exchange, commodity and equity derivatives. The market risk associated with such hedges is managed on a portfolio basis, with third party hedging transactions executed as necessary. As hedge accounting treatment is not achieved in accordance with FAS 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133), the unrealized gains and losses on these securities resulting from changes in interest rates, currency rates and equity prices are recorded in Other comprehensive income in consolidated shareholders' equity while the unrealized gains and losses on the related economic hedges are reflected in Other income.

(i) Financial Services — Trading Securities, at fair value: Trading securities are held to meet short-term investment objectives, including hedging securities. These securities are recorded on a trade-date basis and carried at current fair values. Unrealized gains and losses are reflected in Other income currently.

(j) Financial Services — Spot Commodities: Spot commodities held in AIGFP's wholly owned broker-dealer subsidiary are recorded at fair value. All other commodities are recorded at the lower of cost or market value. Spot commodities are recorded on a trade-date basis. The exposure to market risk may be reduced through the use of forwards, futures and option contracts. Lower of cost or fair value reductions in commodity positions and unrealized gains and losses in related derivatives are reflected in Other income currently.

(k) Financial Services — Unrealized Gain and Unrealized Loss on Swaps, Options and Forward Transactions: Interest rate, currency, equity and commodity swaps, swaptions, options and forward transactions are accounted for as derivatives recorded on a trade-date basis and are carried at current market values or estimated fair values when market prices are not available. Unrealized gains and losses are reflected in income currently, where appropriate. In certain instances, when income is not recognized at inception of the contract under EITF 02-03, income is recognized over the life of the contract and as observable market data becomes available. Estimated fair values are based on the use of valuation models that utilize, among other things, current interest, foreign exchange, equity, commodity and volatility rates. AIG attempts to secure reliable and independent current market prices, such as published exchange prices, external subscription services' prices such as Bloomberg or Reuters or third-party broker quotes for use in its models. When such prices are not available, AIG uses an internal methodology which includes interpolation and extrapolation from observable and verifiable prices nearest to the dates of the transactions. These valuations represent an assessment of the present values of expected future cash flows of these transactions and reflect market and credit risk. The portfolio's discounted cash flows are evaluated with reference to current market conditions, maturities within the portfolio, and other relevant factors. Based upon this evaluation, it is determined what offsetting transactions, if any, are necessary to reduce the market risk of the portfolio. AIG manages its market risk with a variety of transactions, including swaps, trading securities, futures and forward contracts and other transactions as appropriate. Because of the limited liquidity of some of these instruments, the recorded values of these transactions may be different from the values that might be realized if AIG were to sell or close out the transactions prior to maturity. AIG believes that such differences are not significant to its financial condition or liquidity. Such differences would be immediately recognized in income when the transactions were sold or closed out prior to maturity.

(l) Financial Services — Trading Assets and Trading Liabilities: Trading assets and trading liabilities include option premiums paid and received and receivables from and payables to counterparties which relate to unrealized gains and losses on futures, forwards, and options and balances due from and due to clearing brokers and exchanges.

(m) Financial Services — Securities Purchased (Sold) Under Agreements to Resell (Repurchase), at contract value: Purchases of securities under agreements to resell and sales of securities under agreements to repurchase are accounted for as collateralized borrowing or lending transactions and are recorded at their contracted resale or repurchase amounts, plus accrued interest. AIG's policy is to take possession of or obtain a security interest in securities purchased under agreements to resell.

AIG minimizes the credit risk that counterparties to transactions might be unable to fulfill their contractual obligations by monitoring customer credit exposure and collateral value and generally requiring additional collateral to be deposited with AIG when deemed necessary.

(n) Financial Services — Finance Receivables: Finance receivables, which are net of unearned finance charges, are held for both investment purposes and for sale. Finance receivables held for investment purposes are carried at amortized cost which includes accrued finance charges on interest bearing finance receivables, unamortized deferred origination costs, and unamortized net premiums and discounts on purchased finance receivables. The allowance for finance receivable losses is established through the provision for finance receivable losses charged to expense and is maintained at a level considered adequate to absorb estimated credit losses in the existing portfolio. The portfolio is periodically evaluated on a pooled basis and factors such as economic conditions, portfolio composition, and loss and delinquency experience are considered in the evaluation of the allowance.

1. Summary of Significant Accounting Policies
Continued

Direct costs of originating loans, net of nonrefundable points and fees, are deferred and included in the carrying amount of the related loans. The amount deferred is recognized as an adjustment to finance charge revenues, using the interest method.

Finance receivables originated and intended for sale in the secondary market are carried at the lower of cost or market value, as determined by aggregate outstanding commitments from investors or current investor yield requirements. AGF recognizes net unrealized losses through a valuation allowance by charges to income.

(o) Securities Lending Collateral and Securities Lending Payable, at fair value: AIG's insurance and asset management operations lend their securities and primarily take cash as collateral with respect to the securities lent. Invested collateral consists primarily of floating rate bonds. Income earned on invested collateral, net of interest payable to the collateral provider, is recorded in net investment income.

The fair value of securities pledged under securities lending arrangements was $69 billion and $59 billion as of December 31, 2006 and 2005, respectively. These securities are included in bonds available for sale in AIG's consolidated balance sheet.

(p) Other Invested Assets: Other invested assets consist primarily of investments by AIG's insurance operations in hedge funds and limited partnerships.

Hedge funds and limited partnerships in which AIG holds in the aggregate less than a five percent interest are reported at fair value. The change in fair value is recognized as a component of Other comprehensive income.

With respect to hedge funds and limited partnerships in which AIG holds in the aggregate a five percent or greater interest or less than a five percent interest but where AIG has more than a minor influence over the operations of the investee, AIG's carrying value is its share of the net asset value of the funds or the partnerships. The changes in such net asset values, accounted for under the equity method, are recorded in earnings through net investment income.

AIG obtains the fair values of its investments in limited partnerships and hedge funds from information provided by the general partner or manager of each of these investments, the accounts of which generally are audited on an annual basis.

Also included in other invested assets are real estate held for investment, aircraft asset investments held by non-financial services subsidiaries and investments in life settlement contracts. See Notes 8(g) and 8(h) herein for further information.

(q) Short-term Investments: Short-term investments consist of interest bearing cash equivalents, time deposits, and investments with original maturities within one year, such as commercial paper.

(r) Cash: Cash represents cash on hand and non-interest bearing demand deposits.

(s) Reinsurance Assets: Reinsurance assets include the balances due from reinsurance and insurance companies under the terms of AIG's reinsurance agreements for paid and unpaid losses and loss expenses, ceded unearned premiums and ceded future policy benefits for life and accident and health insurance contracts and benefits paid and unpaid. Amounts related to paid and unpaid losses, benefits and loss expenses with respect to these reinsurance agreements are substantially collateralized.

(t) Deferred Policy Acquisition Costs:

General Insurance: Acquisition costs represent those costs, including commissions, premium taxes and other underwriting expenses, that vary with and are primarily related to the acquisition of new business. These costs are deferred and amortized over the period in which the related premiums written are earned. DAC is grouped consistent with the manner in which the insurance contracts are acquired, serviced and measured for profitability and is reviewed for recoverability based on the profitability of the underlying insurance contracts. Investment income is not anticipated in the recoverability of deferred policy acquisition costs.

Life Insurance & Retirement Services: Acquisition costs represent those costs, including commissions, underwriting and marketing expenses, that vary with, and are primarily related to, the acquisition of new business. Policy acquisition costs for traditional life insurance products are generally deferred and amortized over the premium paying period in accordance with FAS 60, "Accounting and Reporting by Insurance Enterprises" (FAS 60). Policy acquisition costs and policy issuance costs related to universal life, participating life, and investment-type products (investment-oriented products) are deferred and amortized, with interest, in relation to the incidence of estimated gross profits to be realized over the estimated lives of the contracts in accordance with FAS 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" (FAS 97). Estimated gross profits are composed of net interest income, net realized investment gains and losses, fees, surrender charges, expenses, and mortality and morbidity gains and losses. If estimated gross profits change significantly, DAC is recalculated using the new assumptions. Any resulting adjustment is included in current earnings as an adjustment to DAC. DAC is grouped consistent with the manner in which the insurance contracts are acquired, serviced and measured for profitability and is reviewed for recoverability based on the profitability (both current and projected future) of the underlying insurance contracts.

The DAC for investment-oriented products is also adjusted with respect to estimated gross profits as a result of changes in the net unrealized gains or losses on debt and equity securities available for sale. That is, as debt and equity securities available for sale are carried at aggregate fair value, an adjustment is made to DAC equal to the change in amortization that would have been recorded if such securities had been sold at their stated aggregate fair value and the proceeds reinvested at current yields. The change in this adjustment, net of tax, is included with the change in net unrealized gains/losses on debt and equity

1. Summary of Significant Accounting Policies

Continued

securities available for sale that is credited or charged directly to other comprehensive income. DAC has been decreased by $720 million at December 31, 2006 and decreased by $1.14 billion at December 31, 2005 for this adjustment. See also Note 4 herein.

Value of Business Acquired (VOBA) is determined at the time of acquisition and is reported on the consolidated balance sheet with DAC. This value is based on present value of future pre-tax profits discounted at current yields applicable at time of purchase. For products accounted under FAS 60, VOBA is amortized over the life of the business similar to that for DAC based on the assumptions at purchase. For FAS 97 products, VOBA is amortized in relation to the estimated gross profits to date for each period. As of December 31, 2006, there have been no impairments of VOBA.

(u) Investments in Partially Owned Companies: At December 31, 2006, AIG's significant investments in partially owned companies included its 19.4 percent interest in Allied World Assurance Holdings, Ltd., its 26 percent interest in Tata AIG Life Insurance Company, Ltd., its 26 percent interest in Tata AIG General Insurance Company, Ltd. and its 24.5 percent interest in The Fuji Fire and Marine Insurance Co., Ltd. This balance sheet caption also includes investments in less significant partially owned companies. The amounts of dividends received from unconsolidated entities where AIG's ownership interest is less than 50 percent were $28 million, $146 million and $22 million in 2006, 2005 and 2004, respectively. The undistributed earnings of unconsolidated entities where AIG's ownership interest is less than 50 percent were $300 million, $179 million and $445 million as of December 31, 2006, 2005 and 2004, respectively.

(v) Real Estate and Other Fixed Assets: The costs of buildings and furniture and equipment are depreciated principally on a straight-line basis over their estimated useful lives (maximum of 40 years for buildings and ten years for furniture and equipment). Expenditures for maintenance and repairs are charged to income as incurred; expenditures for betterments are capitalized and depreciated.

AIG periodically assesses the carrying value of its real estate for purposes of determining any asset impairment.

Also included in Real Estate and Other Fixed Assets are capitalized software costs, which represent costs directly related to obtaining, developing or upgrading internal use software. Such costs are capitalized and amortized using the straight-line method over a period generally not to exceed five years.

(w) Separate and Variable Accounts: Separate and variable accounts represent funds for which investment income and investment gains and losses accrue directly to the policyholders who predominantly bear the investment risk. Each account has specific investment objectives, and the assets are carried at fair value. The assets of each account are legally segregated and are not subject to claims which arise out of any other business of AIG. The liabilities for these accounts are generally equal to the account assets.

(x) Goodwill and Intangible Assets: Goodwill is the excess of cost over the fair value of net assets acquired. Goodwill is reviewed for impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred. The assessment of impairment involves a two-step process whereby an initial assessment for potential impairment is performed, followed by a measurement of the amount of impairment, if any. Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment, or a business that is one level below the operating segment if discrete financial information is prepared and regularly reviewed by management at that level. The determination of a reporting unit's fair value is based on management's best estimate, which generally considers the unit's market-based earning multiples of peer companies and expected future earnings. If the carrying value of a reporting unit's goodwill exceeds its fair value, the excess is recognized as an impairment and recorded as a charge against net income. No impairment has been recorded by AIG in 2006, 2005 or 2004. Changes in the carrying amount of goodwill result from foreign currency translation adjustments and other purchase price adjustments.

(y) Other Assets: Other assets consist of prepaid expenses, including deferred advertising costs, sales inducement assets and derivatives assets at fair value, other than derivatives in AIGFP, and other deferred charges.

Generally, advertising costs are expensed as incurred except for certain direct response stand-alone cost pools, which are deferred over the expected future benefit period in accordance with Statement of Position 93-7, "Reporting on Advertising Costs." In instances where AIG can demonstrate that its customers have responded specifically to direct-response advertising, whose primary purpose is to elicit sales to customers and where it can be shown that such advertising results in probable future economic benefits, the advertising costs are capitalized. Deferred advertising costs are amortized on a cost-pool by cost-pool basis over the expected economic future benefit period and are reviewed regularly for recoverability. Deferred advertising costs amounted to $1.05 billion and $915 million at December 31, 2006 and 2005, respectively. The amount of expense amortized into earnings was $359 million, $272 million and $244 million, for 2006, 2005, and 2004, respectively.

AIG offers sales inducements, which include enhanced crediting rates or bonus payments to contract holders (bonus interest) on certain annuity and investment contract products. Sales inducements provided to the contractholder are recognized as part of the liability for policyholders' contract deposits on the consolidated balance sheet. Such amounts are deferred and amortized over the life of the contract using the same methodology and assumptions used to amortize DAC. To qualify for such accounting treatment, the bonus interest must be explicitly identified in the contract at inception, and AIG must demonstrate that such amounts are incremental to amounts AIG credits on similar contracts without bonus interest, and are higher than the contract's expected ongoing crediting rates for periods after the bonus period. The deferred bonus interest and other deferred

1. Summary of Significant Accounting Policies
Continued

sales inducement assets amounted to $1.3 billion and $1.1 billion at December 31, 2006 and 2005, respectively. The amortization expense associated with these assets is reported within Incurred policy losses and benefits expense on the consolidated statement of income. Such amortization expense totaled $135 million, $127 million and $104 million for the years ended December 31, 2006, 2005 and 2004, respectively.

See Note 19 herein for a discussion of derivatives.

(z) Reserve for Losses and Loss Expenses: Losses and loss expenses are charged to income as incurred. The reserve for losses and loss expenses represents the accumulation of estimates for unpaid reported losses and includes provisions for losses incurred but not reported. The methods of determining such estimates and establishing resulting reserves, including amounts relating to allowances for estimated unrecoverable reinsurance, are reviewed and updated. If the estimate of reserves is determined to be inadequate or redundant, the increase or decrease is reflected in income. AIG discounts its loss reserves relating to workers compensation business written by its U.S. domiciled subsidiaries as permitted by the domiciliary statutory regulatory authorities.

(aa) Future Policy Benefits for Life and Accident and Health Contracts: The liabilities for future policy benefits and policyholders' contract deposits are established using assumptions described in Note 6 herein.

(bb) Other Policyholders' Funds: Other policyholders' funds are reported at cost and include any policyholders' funds on deposit which encompasses premium deposits and similar items.

(cc) Financial Services — Securities and Spot Commodities Sold but not yet Purchased, at market value: Securities and spot commodities sold but not yet purchased represent sales of securities and spot commodities not owned at the time of sale. The obligations arising from such transactions are recorded on a trade-date basis and carried at fair value. Also included are obligations under gold leases, which are accounted for as a debt host with an embedded gold derivative.

(dd) Short- and Long-Term Borrowings: AIG's funding is principally obtained from medium term and long-term borrowings and commercial paper. Commercial paper, when issued at a discount, is recorded at the proceeds received and accreted to its par value. Long-term borrowings are carried at the principal amount borrowed, net of unamortized discounts or premiums. See Note 9 herein for additional information.

(ee) Liabilities Connected to Trust Preferred Stock: Liabilities connected to trust preferred stock principally relates to outstanding securities issued by American General Corporation (AGC), a wholly owned subsidiary of AIG. Cash distributions on such preferred stock are accounted for as interest expense.

(ff) Other Liabilities: Other liabilities consist of other funds on deposit, derivatives liabilities at fair value, other than derivatives in AIGFP, and other payables. See Note 19 herein for a discussion of Derivatives. AIG has entered into certain insurance and reinsurance contracts, primarily in its general insurance segment, that do not contain sufficient insurance risk to be accounted for as insurance or reinsurance. Accordingly, these transactions are recorded based upon deposit accounting, and the premiums received, after deduction for certain related expenses, are recorded as deposits within Other liabilities on the consolidated balance sheet. Net proceeds of these deposits are invested and generate net investment income. As amounts are paid, consistent with the underlying contracts, the deposit liability is reduced.

(gg) Preferred Shareholders' Equity in Subsidiary Companies: Preferred shareholders' equity in subsidiary companies relates principally to outstanding preferred stock or interest of ILFC, a wholly owned subsidiary of AIG. Cash distributions on such preferred stock or interest are accounted for as interest expense.

(hh) Recent Accounting Standards:

Accounting Changes

FSP FAS 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," replaces the measurement and recognition guidance set forth in EITF Issue No. 03-1 and codifies certain existing guidance on impairment and accretion of income in periods subsequent to an other-than-temporary impairment, where appropriate. AIG's adoption of FSP FAS 115-1 on January 1, 2006 did not have a material effect on AIG's consolidated financial condition or results of operations.

In December 2004, the FASB issued FAS 123, "Share-Based Payment" (FAS 123R). FAS 123R and its related interpretive guidance replaces FAS 123, "Accounting for Stock-Based Compensation" (FAS 123), which superseded Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and amended FAS 95, "Statement of Cash Flows." FAS 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. On January 1, 2003, AIG adopted the recognition provisions of FAS 123. See also Note 14 herein. AIG adopted the provisions of the revised FAS 123R and its related interpretive guidance on January 1, 2006.

For its service-based awards under the 1999 Stock Option Plan, 2002 Stock Incentive Plan and 1996 Employee Stock Purchase Plan, AIG recognizes compensation on a straight-line basis over the scheduled vesting period. Unrecognized unvested compensation expense for stock option awards granted under APB 25 (i.e., before January 1, 2003) will be recognized from January 1, 2006 to the vesting date. However, for the SICO Plans, the AIG Deferred Compensation Profit Participant Plan (AIG DCPPP) and the AIG Partners Plan, which contain both performance and service conditions, AIG recognizes compensation utilizing a graded vesting expense attribution method. The effect of this approach is to recognize compensation cost over the requisite service period for each separately vesting tranche of the award.

AIG's share-based plans generally provide for accelerated vesting after the participant turns 65 and retires. For awards

1. Summary of Significant Accounting Policies

Continued

granted after January 1, 2006, compensation expense is recognized ratably from the date of grant through the shorter of age 65 or the vesting period. This change did not have a material effect on AIG's consolidated financial position or results of operations. Awards granted prior to January 1, 2006 will continue to be recognized over the vesting period with accelerated expense recognition upon an actual retirement. Starr International Company, Inc. (SICO) compensation expense for participants retiring after age 65 had been reflected in prior years' results consistent with vested status under the SICO Plans.

At the June 2005 meeting, the FASB's Emerging Issues Task Force (EITF) reached a consensus with respect to Issue No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" (EITF 04-5). EITF 04-5 addresses what rights held by the limited partner(s) preclude consolidation in circumstances in which the sole general partner would consolidate the limited partnership in accordance with generally accepted accounting principles absent the existence of the rights held by the limited partner(s). Based on that consensus, the EITF 04-5 also agreed to amend the consensus in Issue No. 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholders Have Certain Approval or Veto Rights." The guidance in this Issue was effective after June 29, 2005 for general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreements are modified. For general partners in all other limited partnerships, the guidance in this Issue was effective beginning January 1, 2006. The effect of the adoption of this EITF Issue was not material to AIG's consolidated financial condition or results of operations.

On June 29, 2005, the FASB issued Statement 133 Implementation Issue No. B38, "Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option." This implementation guidance relates to the potential settlement of the debtor's obligation to the creditor that would occur upon exercise of the put option or call option, which meets the net settlement criterion in FAS 133. The effective date of the implementation guidance was January 1, 2006. The adoption of this guidance did not have a material effect on AIG's consolidated financial condition or results of operations.

On June 29, 2005, the FASB issued Statement 133 Implementation Issue No. B39, "Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor." The conditions in FAS 133 paragraph 13(b) do not apply to an embedded call option in a hybrid instrument containing a debt host contract if the right to accelerate the settlement of the debt can be exercised only by the debtor (issuer/borrower). This guidance does not apply to other embedded derivative features that may be present in the same hybrid instrument. The effective date of the implementation guidance was January 1, 2006. The adoption of this guidance did not have a material effect on AIG's consolidated financial condition or results of operations.

On February 16, 2006, the FASB issued FAS 155, "Accounting for Certain Hybrid Financial Instruments" (FAS 155), an amendment of FAS 140 and FAS 133. FAS 155 allows AIG to include changes in fair value in earnings on an instrument-by-instrument basis for any hybrid financial instrument that contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under FAS 133. The election to measure the hybrid instrument at fair value is irrevocable at the acquisition or issuance date.

AIG elected to early adopt FAS 155 as of January 1, 2006, and apply FAS 155 fair value measurement to certain structured note liabilities and structured investments in AIG's available for sale portfolio that existed at December 31, 2005. The effect of this adoption resulted in an $11 million after-tax ($18 million pre-tax) decrease to opening retained earnings as of January 1, 2006, representing the difference between the fair value of these hybrid financial instruments and the prior carrying value as of December 31, 2005. The effect of adoption on after-tax gross gains and losses was $218 million ($336 million pre-tax) and $229 million ($354 million pre-tax), respectively.

In connection with AIG's early adoption of FAS 155, structured note liabilities of $8.9 billion, other structured liabilities in conjunction with equity derivative transactions of $111 million, and hybrid financial instruments of $522 million at December 31, 2006 are now carried at fair value. The effect on earnings for 2006, for changes in the fair value of hybrid financial instruments, was a pre-tax loss of $313 million, of which $287 million is reflected in Other income and is largely offset by gains on economic hedge positions which are also reflected in operating income, and $26 million is reflected in Net investment income.

In January 2007, the FASB issued Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" (Issue B40). Issue B40 provides guidance for when prepayment risk needs to be considered in determining whether mortgage-backed and other asset-backed securities contain an embedded derivative requiring bifurcation. Effective with AIG's adoption of FAS 155 beginning January 1, 2006, AIG has been treating derivatives embedded in securitized interests in prepayable financial assets in accordance with the guidance in Issue B40. Therefore, the adoption of this guidance did not have a material effect on AIG's consolidated financial condition or results of operations.

On March 27, 2006, the FASB issued FSP FTB 85-4-1, "Accounting for Life Settlement Contracts by Third-Party Investors" (FSP 85-4-1), an amendment of FTB 85-4, "Accounting for Purchases of Life Insurance." Life settlements are designed to assist life insurance policyholders in monetizing the existing value of life insurance policies. FSP 85-4-1 allows AIG to measure life settlement contracts using either the investment method or fair value method. The election is made on an instrument-by-instrument basis and is irrevocable. AIG elected to early adopt FSP 85-4-1 as of January 1, 2006 using the investment method for pre-existing investments held at December 31, 2005. The effect of this adoption resulted in a $319 million after-tax ($487 million pre-tax)

1. Summary of Significant Accounting Policies

Continued

increase to opening retained earnings. See Note 8(h) herein for additional disclosures related to life settlement contracts.

On April 13, 2006, the FASB issued FSP FIN 46(R)-6, "Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R)" (FIN 46(R)-6 or FSP). The FSP affects the identification of which entities are variable interest entities (VIEs) through a "by design" approach in identifying and measuring the variable interests of the VIE and its primary beneficiary. The requirements became effective beginning in the third quarter of 2006 and are to be applied to all new VIEs with which AIG becomes involved. The new requirements need not be applied to entities that have previously been analyzed under FIN 46(R) unless a reconsideration event occurs. The adoption of this guidance did not have a material effect on AIG's consolidated financial condition or results of operations.

In September 2006, the FASB issued FAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)" (FAS 158). FAS 158 requires AIG to prospectively recognize the over funded or under funded status of defined benefit postretirement plans as an asset or liability in AIG's consolidated balance sheet and to recognize changes in that funded status in the year in which the changes occur through Other Comprehensive Income. FAS 158 also requires AIG to measure the funded status of plans as of the date of its year-end balance sheet, with limited exceptions. AIG adopted FAS 158 for the year ending December 31, 2006. The cumulative effect, net of deferred income taxes, on AIG's consolidated balance sheet at December 31, 2006 was a net reduction in shareholders' equity through a charge to Accumulated other comprehensive income of $532 million, with a corresponding net decrease of $538 million in total assets, and a net decrease of $6 million in total liabilities. See Note 15 herein for additional information on the adoption of FAS 158.

Future Application of Accounting Standards

On September 19, 2005, the AICPA issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" (SOP 05-1). SOP 05-1 provides guidance on accounting for DAC on internal replacements of insurance and investment contracts other than those specifically described in FAS 97. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract.

The effective date of the implementation guidance is January 1, 2007. Upon implementation, AIG expects to record a decrease to opening retained earnings of approximately $100 million, net of tax, to reflect changes in unamortized DAC, VOBA, unearned revenue liabilities and deferred sales inducement assets. This adjustment will reflect changes including the cumulative effect of a shorter expected amortization period for deferred items related to certain group life and health insurance contracts and the effect on the estimated gross profits of investment-oriented products related to previously anticipated future internal replacements. AIG does not expect the implementation of SOP 05-1 to have a material effect on its consolidated financial condition or its consolidated results of operations, although operating income for the Life Insurance & Retirement Services segment will be negatively affected.

On July 13, 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" (FIN 48), which clarifies the accounting for uncertainty in income tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and additional disclosures. The effective date of this implementation guidance is January 1, 2007, with the cumulative effect of the change in accounting principles recorded as an adjustment to opening retained earnings. AIG does not expect the implementation of FIN 48 to be material to its consolidated financial condition.

In September 2006, the FASB issued FAS 157, "Fair Value Measurements" (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. AIG is currently assessing the effect of implementing this guidance.

In February 2007, the FASB issued FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (FAS 159). FAS 159 permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. FAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. AIG is currently assessing the effect of implementing this guidance, which depends on the nature and extent of items elected to be measured at fair value, upon initial application of the standard on January 1, 2008.

2. Segment Information

AIG identifies its reportable segments by product line consistent with its management structure. These segments and their respective operations are as follows:

General Insurance: AIG's General Insurance subsidiaries are multiple line companies writing substantially all lines of commercial property and casualty insurance and various personal lines both domestically and abroad. AIG's principal General Insurance operations are as follows:

2. Segment Information

Continued

Domestic Brokerage Group (DBG) writes substantially all classes of business insurance in the U.S. and Canada, accepting such business mainly from insurance brokers.

Transatlantic Holdings, Inc. (Transatlantic) subsidiaries offer reinsurance on both a treaty and facultative basis to insurers in the U.S. and abroad. Transatlantic structures programs for a full range of property and casualty products with an emphasis on specialty risks.

AIG's Personal Lines operations provide automobile insurance through AIG Direct, a mass marketing operation, Agency Auto Division and 21st Century Insurance Group (21st Century), as well as a broad range of coverages for high net-worth individuals through the AIG Private Client Group.

Mortgage Guaranty operations provide guaranty insurance primarily on conventional first mortgage loans on single family dwellings and condominiums.

AIG's Foreign General Insurance group accepts risks primarily underwritten through American International Underwriters (AIU), a marketing unit consisting of wholly owned agencies and insurance companies. The Foreign General Insurance group also includes business written by AIG's foreign-based insurance subsidiaries. The Foreign General Insurance group uses various marketing methods to write both business and consumer lines insurance with certain refinements for local laws, customs and needs. AIU operates in Asia, the Pacific Rim, Europe, including the U.K., Africa, the Middle East and Latin America.

Each of the General Insurance sub-segments is comprised of groupings of major products and services as follows: DBG is comprised of domestic commercial insurance products and services; Transatlantic is comprised of reinsurance products and services sold to other general insurance companies; Personal Lines are comprised of general insurance products and services sold to individuals; Mortgage Guaranty is comprised of products insuring against losses arising under certain loan agreements; and Foreign General is comprised of general insurance products sold overseas.

Life Insurance & Retirement Services: AIG's Life Insurance & Retirement Services subsidiaries offer a wide range of insurance and retirement savings products both [illegible]estically and abroad. Insurance-oriented products consist of individual and group life, payout annuities (including structured settlements), endowment and accident and health policies. Retirement savings products consist generally of fixed and variable annuities.

AIG's principal overseas Life Insurance & Retirement Services operations are American Life Insurance Company (ALICO), American International Assurance Company, Limited, together with American International Assurance Company (Bermuda) Limited (AIA), Nan Shan Life Insurance Company, Ltd. (Nan Shan), The Philippine American Life and General Insurance Company (PhilamLife), AIG Edison Life Insurance Company (AIG Edison Life) and AIG Star Life Insurance Co. Ltd. (AIG Star Life). In 2006, the major internal reporting units for the Foreign Life operations were realigned to better reflect the current management structure. PhilamLife and other Life operations were classified as a reporting unit in 2005. In 2006, PhilamLife is included with AIA, AIRCO and Nan Shan in the Asia internal reporting unit and other operations are included with ALICO, AIG Star Life and AIG Edison Life in the Japan and Other reporting unit. Prior period amounts have been reclassified to conform to the current period presentation.

AIG's principal Domestic Life Insurance & Retirement Services operations are American General Life Insurance Company (AG Life), The United States Life Insurance Company in the City of New York (USLIFE), American General Life and Accident Insurance Company (AGLA and, collectively with AG Life and USLIFE, the Domestic Life Insurance internal reporting unit), AIG Annuity Insurance Company (AIG Annuity), The Variable Annuity Life Insurance Company (VALIC) and AIG Retirement Services, Inc (AIG SunAmerica and, collectively with AIG Annuity and VALIC, the Domestic Retirement Services internal reporting unit).

American International Reinsurance Company (AIRCO) acts primarily as an internal reinsurance company for AIG's insurance operations.

Life Insurance & Retirement Services is comprised of two major groupings of products and services: insurance-oriented products and services and retirement savings products and services.

Financial Services: AIG's Financial Services subsidiaries engage in diversified financial products and services including aircraft and equipment leasing, capital markets transactions, consumer finance and insurance premium finance.

AIG's Aircraft Leasing operations represent the operations of International Lease Finance Corporation (ILFC), which generates its revenues primarily from leasing new and used commercial jet aircraft to domestic and foreign airlines. Revenues also result from the remarketing of commercial jets for its own account, and remarketing and fleet management services for airlines and for financial institutions.

AIG's Capital Markets operations are conducted through AIGFP. As Capital Markets is a transaction-oriented operation, current and past revenues and operating results may not provide a basis for predicting future performance.

AIG's Capital Markets operations derive substantially all their revenues from hedged financial positions entered in connection with counterparty transactions rather than from speculative transactions. These subsidiaries participate in the derivatives and financial transactions dealer markets conducting, primarily as principal, an interest rate, currency, equity, commodity, energy and credit products business.

Consumer Finance operations include American General Finance Inc. (AGF) as well as AIG Consumer Finance Group Inc. (AIGCFG). AGF and AIGCFG provide a wide variety of consumer finance products, including non-conforming real estate mortgages, consumer loans, retail sales finance and credit-related insurance to customers both domestically and overseas, particularly in emerging markets.

Asset Management: AIG's Asset Management operations comprise a wide variety of investment-related services and investment products including institutional and retail asset management, broker-dealer services and institutional spread-based investment business. Such services and products are offered to individuals and institutions both domestically and overseas.

2. Segment Information

Continued

The following table summarizes the operations by major operating segment for the years ended December 31, 2006, 2005 and 2004:

	Operating Segments							
(in millions)	General Insurance	Life Insurance & Retirement Services	Financial Services	Asset Management	Other[a]	Total	Consolidation and Elimination	Consolidated
2006								
Revenues[b]	**$ 49,206**	**$ 50,163**	**$ 8,010**	**$ 5,814**	**$ (295)**	**$ 112,898**	**$ 296**	**$113,194**
Interest expense	**23**	**74**	**6,216**	**105**	**533**	**6,951**	**—**	**6,951**
Operating income (loss) before minority interest	**10,412**	**10,032**	**524**	**2,346**	**(1,701)**	**21,613**	**74**	**21,687**
Income taxes (benefits)	**2,351**	**2,861**	**(23)**	**606**	**716**	**6,511**	**26**	**6,537**
Depreciation expense	**274**	**268**	**1,655**	**13**	**164**	**2,374**	**—**	**2,374**
Capital expenditures	**375**	**711**	**6,278**	**835**	**244**	**8,443**	**—**	**8,443**
Identifiable assets	**167,004**	**534,977**	**206,845**	**97,913**	**105,279**	**1,112,018**	**(132,604)**	**979,414**
2005								
Revenues[b]	$ 45,174	$ 47,376	$ 10,525	$ 5,325	$ 505	$ 108,905	$ —	$108,905
Interest expense	7	83	5,279	11	293	5,673	—	5,673
Operating income (loss) before minority interest	2,315	8,904	4,276	2,253	(2,535)[c]	15,213	—	15,213
Income taxes (benefits)	140	2,155	1,366	718	(121)	4,258	—	4,258
Depreciation expense	273	268	1,447	43	169	2,200	—	2,200
Capital expenditures	417	590	6,300	25	194	7,526	—	7,526
Identifiable assets	150,667	480,622	166,488	81,080	92,835	971,692	(118,641)	853,051
2004								
Revenues[b]	$ 41,961	$ 43,402	$ 7,495	$ 4,714	$ 94	$ 97,666	$ —	$ 97,666
Interest expense	9	63	4,041	8	306	4,427	—	4,427
Operating income (loss) before minority interest	3,177	7,925	2,180	2,125	(562)	14,845	—	14,845
Income taxes (benefits)	616	2,525	654	753	(141)	4,407	—	4,407
Depreciation expense	251	262	1,366	19	137	2,035	—	2,035
Capital expenditures	350	480	4,481	11	207	5,529	—	5,529
Identifiable assets	131,658	447,841	165,995	80,075	79,752	905,321	(104,314)	801,007

(a) *Includes AIG Parent and other operations which are not required to be reported separately. The following table presents the operating loss for AIG's Other category for the years ended December 31, 2006, 2005 and 2004:*

For the Years Ended December 31, (in millions)	**2006**	2005	2004
Operating income (loss):			
Equity earnings in unconsolidated entities*	**$ 193**	$ (124)	$ 157
Interest expense	**(859)**	(541)	(435)
Unallocated corporate expenses	**(555)**	(413)	(316)
Compensation expense — SICO Plans	**(108)**	(205)	(62)
Compensation expense — Starr tender offer	**(54)**	—	—
Realized capital gains (losses)	**(295)**	505	94
Regulatory settlement costs	**—**	(1,644)	—
Other miscellaneous, net	**(23)**	(113)	—
Total Other	**$ (1,701)**	$ (2,535)	$ (562)

* *Includes current year catastrophe-related losses from unconsolidated entities of $312 million and $96 million for 2005 and 2004, respectively. There were no significant catastrophe-related losses in 2006.*

(b) *Represents the sum of General Insurance net premiums earned, Life Insurance & Retirement Services GAAP premiums, net investment income, Financial Services interest, lease and finance charges, Asset Management net investment income from spread-based products and advisory and management fees, and realized capital gains (losses).*

(c) *Includes settlement costs of $1.64 billion as described in Note 12(a) Litigation and Investigations herein.*

2. Segment Information

Continued

The following table summarizes AIG's General Insurance operations by major internal reporting unit for the years ended December 31, 2006, 2005 and 2004:

(in millions)	General Insurance							
	Domestic Brokerage Group	Transatlantic	Personal Lines	Mortgage Guaranty	Foreign General	Total Reportable Segment	Consolidation and Elimination	Total General Insurance
2006								
Revenues[(a)(b)]	**$ 27,445**	**$ 4,050**	**$4,871**	**$ 877**	**$11,973**	**$ 49,216**	**$ (10)**	**$ 49,206**
Losses & loss expenses incurred	**16,622**	**2,463**	**3,306**	**349**	**5,312**	**28,052**	**—**	**28,052**
Underwriting expenses	**4,838**	**998**	**1,133**	**200**	**3,573**	**10,742**	**—**	**10,742**
Operating income[(b)(c)(d)]	**5,985**	**589**	**432**	**328**	**3,088**	**10,422**	**(10)**	**10,412**
Depreciation expense	**100**	**2**	**52**	**5**	**115**	**274**	**—**	**274**
Capital expenditures	**125**	**2**	**94**	**11**	**143**	**375**	**—**	**375**
Identifiable assets	**104,866**	**14,268**	**5,391**	**3,604**	**43,879**	**172,008**	**(5,004)**	**167,004**
2005								
Revenues[(a)]	$ 25,206	$ 3,766	$4,848	$ 655	$10,684	$ 45,159	$ 15	$ 45,174
Losses & loss expenses incurred	21,328	2,877	3,566	139	5,181	33,091	—	33,091
Underwriting expenses	4,524	928	1,087	153	3,076	9,768	—	9,768
Operating income (loss)[(c)(d)(e)]	(646)[(f)]	(39)	195	363	2,427	2,300	15	2,315
Depreciation expense	114	2	48	4	105	273	—	273
Capital expenditures	119	2	94	6	196	417	—	417
Identifiable assets	95,829	12,365	5,245	3,165	39,044	155,648	(4,981)	150,667
2004								
Revenues[(a)]	$ 23,332	$ 3,990	$4,488	$ 660	$ 9,473	$ 41,943	$ 18	$ 41,961
Losses & loss expenses incurred	18,808	2,755	3,211	142	5,441	30,357	—	30,357
Underwriting expenses	3,747	953	920	119	2,688	8,427	—	8,427
Operating income[(c)]	777	282	357	399	1,344	3,159	18	3,177
Depreciation expense	122	3	29	3	94	251	—	251
Capital expenditures	115	2	92	7	134	350	—	350
Identifiable assets	81,754	10,605	5,159	2,826	36,055	136,399	(4,741)	131,658

(a) Represents the sum of General Insurance net premiums earned, net investment income and realized capital gains (losses).

(b) Includes the effect of out of period adjustments related to the accounting for certain interests in unit investment trusts. For DBG, the effect was an increase of $66 million in both revenues and operating income and for Foreign General, the effect was an increase of $424 million in both revenues and operating income.

(c) There were no significant catastrophe-related losses in 2006. Catastrophe-related losses for 2005 and 2004 by reporting unit were:

(in millions)	2005		2004	
	Insurance Related Losses	Net Reinstatement Premium Cost	Insurance Related Losses	Net Reinstatement Premium Cost
Reporting Unit:				
DBG	$1,747	$122	$ 582	$ —
Transatlantic	463	45	215	—
Personal Lines	112	2	25	—
Mortgage Guaranty	10	—	—	—
Foreign General	293	94	232	—
Total	$2,625	$263	$1,054	$ —

(d) Includes additional losses incurred and net reinstatement premiums related to prior year catastrophes of $199 million and $277 million in 2006 and 2005, respectively.

(e) Includes the fourth quarter 2005 increase in net reserves of approximately $1.8 billion resulting from the annual review of General Insurance loss and loss adjustment reserves.

(f) Includes $291 million of expenses related to changes in estimates for uncollectible reinsurance and other premium balances, and $100 million of accrued expenses in connection with certain workers compensation insurance policies written between 1985 and 1996.

2. Segment Information

Continued

The following table summarizes AIG's Life Insurance & Retirement Services operations by major internal reporting unit for the years ended December 31, 2006, 2005 and 2004:

	Life Insurance & Retirement Services						
(in millions)	Japan and Other[(a)]	Asia[(b)]	Domestic Life Insurance[(c)]	Domestic Retirement Services[(d)]	Total Reportable Segment	Consolidation and Elimination	Total Life Insurance & Retirement Services
2006							
Revenues:[(e)(f)]							
Insurance-oriented products	**$ 13,243**	**$ 17,712**	**$ 8,538**	**$ —**	**$ 39,493**	**$ —**	**$ 39,493**
Retirement savings products	**2,793**	**168**	**568**	**7,141**	**10,670**	**—**	**10,670**
Total revenues	**16,036**	**17,880**	**9,106**	**7,141**	**50,163**	**—**	**50,163**
Operating income[(f)]	**3,732**	**3,060**	**917**	**2,323**	**10,032**	**—**	**10,032**
Depreciation expense	**101**	**70**	**63**	**34**	**268**	**—**	**268**
Capital expenditures	**342**	**260**	**71**	**38**	**711**	**—**	**711**
Identifiable assets	**136,127**	**109,148**	**103,628**	**192,885**	**541,788**	**(6,811)**	**534,977**
2005							
Revenues:[(e)]							
Insurance-oriented products	$ 12,436	$ 15,853	$ 8,525	$ —	$ 36,814	$ —	$ 36,814
Retirement savings products	2,857	129	690	6,886	10,562	—	10,562
Total revenues	15,293	15,982	9,215	6,886	47,376	—	47,376
Operating income	2,959	2,286	1,495	2,164	8,904	—	8,904
Depreciation expense	91	81	65	31	268	—	268
Capital expenditures	153	340	71	26	590	—	590
Identifiable assets	115,487	87,816	99,597	185,383	488,283	(7,661)	480,622
2004							
Revenues:[(e)]							
Insurance-oriented products	$ 10,690	$ 15,789	$ 8,011	$ —	$ 34,490	$ —	$ 34,490
Retirement savings products	1,537	107	704	6,564	8,912	—	8,912
Total revenues	12,227	15,896	8,715	6,564	43,402	—	43,402
Operating income	2,393	2,455	1,023	2,054	7,925	—	7,925
Depreciation expense	104	59	62	37	262	—	262
Capital expenditures	308	96	47	29	480	—	480
Identifiable assets	104,060	76,025	91,538	183,092	454,715	(6,874)	447,841

(a) Revenues and operating income include realized capital gains (losses) of $406 million, $(72) million and $(156) million for 2006, 2005 and 2004, respectively. Includes the effect of hedging activities that did not qualify for hedge accounting treatment under FAS 133 and the application of FAS 52, which were $191 million, $(462) million and $(300) million for 2006, 2005 and 2004, respectively.

(b) Revenues in 2004 include approximately $640 million of premium from a single reinsurance transaction involving terminal funding pension business, which is offset by a similar increase in benefit reserves. Revenues and operating income include realized capital gains (losses) of $301 million, $156 million and $528 million for 2006, 2005 and 2004, respectively. Includes the effect of hedging activities that did not qualify for hedge accounting treatment under FAS 133 and the application of FAS 52, which were $191 million, $(97) million and $166 million for 2006, 2005 and 2004, respectively.

(c) Includes the life operations of AIG Life Insurance Company and American International Life Assurance Company of New York. Operating income in 2006 included charges of $125 million resulting from the adverse Superior National arbitration ruling and $66 million related to the exiting of the domestic financial institutions credit life business. Operating income in 2004 included a $178 million charge related to a workers compensation quota share reinsurance agreement with Superior National. See Note 12(c) herein for additional information. In addition, in 2004, as part of the business review of group life/health, approximately $68 million was incurred for reserve strengthening and allowances for receivables. Revenues and operating income include realized capital gains (losses) of $(215) million, $35 million and $(120) million for 2006, 2005 and 2004, respectively. Includes the effect of hedging activities that did not qualify for hedge accounting treatment under FAS 133 and the application of FAS 52, which were $19 million, $76 million and $8 million for 2006, 2005 and 2004, respectively.

(d) Revenues and operating income include realized capital gains (losses) of $(404) million, $(277) million and $(207) million for 2006, 2005 and 2004, respectively. Includes the effect of hedging activities that did not qualify for hedge accounting treatment under FAS 133 and the application of FAS 52, which were $(46) million, $(12) million and $(14) million for 2006, 2005 and 2004, respectively.

(e) Represents the sum of Life Insurance & Retirement Services GAAP premiums, net investment income and realized capital gains (losses).

(f) Includes the effect of out of period adjustments related to the accounting for certain interests in unit investment trusts. For 2006 the effect was an increase of $240 million in revenues and $169 million in operating income.

2. Segment Information

Continued

The following table summarizes AIG's Financial Services operations by major internal reporting unit for the years ended December 31, 2006, 2005 and 2004:

	Financial Services						
(in millions)	Aircraft Leasing	Capital Markets[(a)]	Consumer Finance	Other[(b)]	Total Reportable Segment	Consolidation and Elimination	Total Financial Services
2006							
Revenues[(c)(d)(e)]	**$ 4,143**	**$ (186)**	**$ 3,819**	**$ 626**	**$ 8,402**	**$ (392)**	**$ 8,010**
Interest expense[(d)]	**1,442**	**3,215**	**1,303**	**319**	**6,279**	**(63)**	**6,216**
Operating income (loss)[(e)]	**639**	**(873)**	**761[(f)]**	**(3)**	**524**	**—**	**524**
Depreciation expense	**1,584**	**19**	**41**	**11**	**1,655**	**—**	**1,655**
Capital expenditures	**6,012**	**15**	**52**	**199**	**6,278**	**—**	**6,278**
Identifiable assets	**41,975**	**121,243**	**32,702**	**16,786**	**212,706**	**(5,861)**	**206,845**
2005							
Revenues[(c)(d)(e)]	$ 3,578	$ 3,260	$ 3,613	$ 387	$ 10,838	$ (313)	$ 10,525
Interest expense[(d)]	1,125	3,033	1,005	316	5,479	(200)	5,279
Operating income[(e)]	679	2,661	876[(f)]	60	4,276	—	4,276
Depreciation expense	1,384	20	38	5	1,447	—	1,447
Capital expenditures	6,193	3	54	50	6,300	—	6,300
Identifiable assets	37,515	90,090	30,704	14,872	173,181	(6,693)	166,488
2004							
Revenues[(c)(d)(e)]	$ 3,136	$ 1,278	$ 2,978	$ 835	$ 8,227	$ (732)	$ 7,495
Interest expense[(d)]	993	2,300	705	144	4,142	(101)	4,041
Operating income[(e)]	642	662	786	90	2,180	—	2,180
Depreciation expense	1,273	42	33	18	1,366	—	1,366
Capital expenditures	4,400	29	35	17	4,481	—	4,481
Identifiable assets	33,997	98,303	26,560	13,985	172,845	(6,850)	165,995

(a) Certain transactions entered into by AIGFP generate tax credits and benefits which are included in income taxes in the consolidated statement of income. The amount of such tax credits and benefits for the years ended December 31, 2006, 2005 and 2004 were $50 million, $67 million, and $107 million, respectively.

(b) Operating loss in 2006 includes specific reserves of $42 million related to two commercial lending transactions.

(c) Represents primarily the sum of aircraft lease rentals from ILFC, AIGFP hedged financial positions entered into in connection with counterparty transactions, the effect of hedging activities that did not qualify for hedge accounting treatment under FAS 133, including the related foreign exchange gains and losses, and finance charges from consumer finance operations.

(d) Interest expense for the Capital Markets business is included in Revenues above and in Other income on the Consolidated Statement of Income.

(e) Includes the effect of hedging activities that did not qualify for hedge accounting treatment under FAS 133, including the related foreign exchange gains and losses. For 2006, 2005 and 2004, respectively, the effect was $(1.82) billion, $2.01 billion and $(122) million in both revenues and operating income for Capital Markets. These amounts result primarily from interest rate and foreign currency derivatives that are economically hedging available for sale securities and borrowings. For 2004, the effect was $(27) million in operating income for Aircraft Leasing. During 2006 and 2005, Aircraft Leasing derivative gains and losses were reported as part of AIG's Other category, and were not reported in Aircraft Leasing's operating income.

(f) Includes catastrophe-related losses of $62 million recorded in 2005 resulting from hurricane Katrina, which were reduced by $35 million in 2006 as a result of reevaluation of the remaining estimated losses.

2. Segment Information

Continued

A substantial portion of AIG's operations is conducted in countries other than the United States and Canada. The following table summarizes AIG's operations by major geographic segment. Allocations have been made on the basis of the location of operations and assets.

	Geographic Segments			
(in millions)	Domestic[a]	Far East	Other Foreign	Consolidated
2006				
Revenues[b]	**$57,986**	**$33,795**	**$21,413**	**$113,194**
Real estate and other fixed assets, net of accumulated depreciation	**2,432**	**1,082**	**867**	**4,381**
Flight equipment primarily under operating leases, net of accumulated depreciation[c]	**39,875**	**—**	**—**	**39,875**
2005				
Revenues[b]	$59,858	$32,036	$17,011	$108,905
Real estate and other fixed assets, net of accumulated depreciation	1,905	929	807	3,641
Flight equipment primarily under operating leases, net of accumulated depreciation[c]	36,245	—	—	36,245
2004				
Revenues[b]	$53,827	$27,761	$16,078	$ 97,666
Real estate and other fixed assets, net of accumulated depreciation	1,777	894	834	3,505
Flight equipment primarily under operating leases, net of accumulated depreciation[c]	32,130	—	—	32,130

(a) Including revenues from General Insurance operations in Canada of $691 million, $638 million and $549 million in 2006, 2005 and 2004, respectively.

(b) Represents the sum of General Insurance net premiums earned, Life Insurance & Retirement Services GAAP premiums, net investment income, Financial Services interest, lease and finance charges, Asset Management net investment income with respect to spread-based products and advisory and management fees, and realized capital gains (losses).

(c) Approximately 90 percent of ILFC's fleet is operated by foreign airlines.

3. Federal Income Taxes

AIG and its eligible U.S. subsidiaries file a consolidated U.S. federal income tax return. Life Insurance subsidiaries of American General Corporation (AGC) also file a consolidated U.S. federal income tax return and will not be included in AIG's consolidated federal income tax return until 2007. Other U.S. entities included in the consolidated financial statements also file separate U.S. federal income tax returns. Subsidiaries operating outside the U.S. are taxed, and income tax expense is recorded, based on applicable U.S. and foreign statutes.

U.S. federal income taxes have not been provided on $1.3 billion of undistributed earnings of certain U.S. subsidiaries that are not included in the consolidated AIG U.S. federal income tax return because tax planning strategies are available, and would be utilized, to eliminate the tax liability related to these earnings. U.S. federal income taxes have not been provided on the undistributed earnings of certain non-U.S. subsidiaries to the extent that such earnings have been reinvested abroad for an indefinite period of time. At December 31, 2006, the cumulative amount of undistributed earnings in these subsidiaries approximated $17.6 billion. Determining the deferred tax liability that would arise if these earnings were not permanently reinvested abroad is not practicable.

A component of life insurance surplus accumulated prior to 1984 is not taxable unless it exceeds certain statutory limitations or is distributed to shareholders. The American Jobs Creation Act of 2004 amended the federal income tax law to permit life insurance companies to distribute amounts from their policyholders' surplus accounts in 2005 and 2006 without incurring federal income tax on the distributions. In 2005 and 2006, AIG made distributions and eliminated the aggregate balance of $945 million from its policyholders' surplus accounts.

A Revenue Agent's Report proposing to assess additional taxes for the years 1997 to 1999 has been issued to AIG and a Letter of Protest contesting the proposed assessments has been filed with the Internal Revenue Service (IRS). A draft settlement agreed to in substance has been received from the IRS for years 1997 to 1999. Settlement has been reached with the IRS for years prior to 1997 although AIG has reserved the right to timely claim refunds for items related to the restatements of AIG's 2004 and prior financial statements during 2005.

In addition, for the years ended September 30, 1993 and 1994, a Notice of Deficiency assessing additional taxes has been issued to AIG Retirement Services Inc., which has filed a petition for redetermination with the United States Tax Court challenging the Notice. Revenue Agents' Reports for the years ended September 30, 1995 and 1996 and for the period from September 30, 1997 to December 31, 1998 have also been issued to AIG Retirement Services Inc., and Letters of Protest contesting the proposed assessments have been filed with the IRS. Similarly, SunAmerica Life Insurance Company (SunAmerica Life) has also received a proposed assessment and has filed a protest for the year ended December 31, 1999.

3. Federal Income Taxes

Continued

It is management's belief that there are substantial arguments in support of the positions taken by AIG, AIG Retirement Services Inc., and SunAmerica Life in their Letters of Protest and Tax Court litigation. Although the final outcome of any issues raised in connection with these years is uncertain, AIG believes that any tax obligation, including interest thereon, would not be material to AIG's consolidated financial condition, results of operations or liquidity.

AGC's tax years through 1999 have been audited and settled with the IRS. Although a Revenue Agent's Report has not yet been issued to AGC for years ended December 31, 2000, 2001 and 2002, AIG has received a notice of proposed adjustment for certain items during that period from the IRS.

The pretax components of U.S. and foreign income reflect the locations in which such pretax income was generated. The pretax U.S. and foreign income was as follows for the years ended December 31, 2006, 2005 and 2004:

(in millions)	**2006**	2005	2004
U.S.	**$ 9,862**	$ 6,103	$ 6,069
Foreign	**11,825**	9,110	8,776
Total	**$21,687**	$15,213	$14,845

The U.S. federal income tax rate was 35 percent for 2006, 2005 and 2004. Actual tax expense on income differs from the "expected" amount computed by applying the federal income tax rate because of the following:

	2006		2005		2004	
Years Ended December 31, *(dollars in millions)*	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
U.S. federal income tax at statutory rate	**$7,591**	**35.0%**	$5,325	35.0%	$5,197	35.0%
Adjustments:						
Tax exempt interest	**(718)**	**(3.3)**	(566)	(3.7)	(440)	(2.9)
Partnerships and joint ventures	**(265)**	**(1.2)**	(85)	(0.5)	(27)	(0.2)
Synthetic fuel and other tax credits	**(196)**	**(0.9)**	(296)	(1.9)	(310)	(2.1)
Effect of foreign operations	**(132)**	**(0.6)**	(253)	(1.7)	(11)	(0.1)
Dividends received deduction	**(102)**	**(0.5)**	(117)	(0.8)	(83)	(0.6)
State income taxes	**59**	**0.3**	86	0.6	23	0.2
Nondeductible compensation	**61**	**0.3**	83	0.5	20	0.1
Penalties	**3**	**—**	76	0.5	28	0.2
Other	**236**	**1.0**	5	—	10	0.1
Actual income tax expense	**$6,537**	**30.1%**	$4,258	28.0%	$4,407	29.7%
Foreign and U.S. components of actual income tax expense:						
Foreign:						
Current	**$2,725**		$ 974		$1,104	
Deferred	**933**		426		561	
U.S.:						
Current	**2,764**		1,613		1,541	
Deferred	**115**		1,245		1,201	
Total	**$6,537**		$4,258		$4,407	

3. Federal Income Taxes

Continued

The components of the net deferred tax liability as of December 31, 2006 and 2005 were as follows:

(in millions)	2006	2005
Deferred tax assets:		
Loss reserve discount	**$ 1,969**	$ 2,242
Unearned premium reserve reduction	**1,352**	1,042
Loan loss and other reserves	**1,054**	419
Investment in foreign subsidiaries and joint ventures	**420**	349
Adjustment to life policy reserves	**3,584**	3,170
Accruals not currently deductible, and other	**1,420**	1,189
Total deferred tax assets	**9,799**	8,411
Deferred tax liabilities:		
Deferred policy acquisition costs	**10,396**	7,573
Flight equipment, fixed assets and intangible assets	**4,377**	3,196
Unrealized appreciation of investments	**3,370**	4,025
Other	**508**	224
Total deferred tax liabilities	**18,651**	15,018
Net deferred tax liability	**$ 8,852**	$ 6,607

AIG has recorded alternative minimum tax credit carry forwards of $222 million and $192 million at December 31, 2006 and 2005, respectively. The alternative minimum tax credits do not expire.

4. Deferred Policy Acquisition Costs

The following reflects the policy acquisition costs deferred for amortization against future income and the related amortization charged to income for General Insurance and Life Insurance & Retirement Services operations:

Years Ended December 31, *(in millions)*	2006	2005	2004
General Insurance operations:			
Balance at beginning of year	**$ 4,048**	$ 3,998	$ 3,619
Acquisition costs deferred	**8,115**	7,480	6,617
Amortization expense	**(7,866)**	(7,365)	(6,301)
Increase (decrease) due to foreign exchange	**58**	(65)	63
Balance at end of year	**$ 4,355**	$ 4,048	$ 3,998
Life Insurance & Retirement Services operations:			
Balance at beginning of year	**$28,106**	$25,080	$21,822
Acquisition costs deferred	**6,823**	6,513	6,266
Amortization expense	**(3,712)**	(3,328)	(3,514)
Change in net unrealized gains (losses) on securities	**646**	977	(198)
Increase (decrease) due to foreign exchange	**947**	(1,136)	704
Subtotal	**$32,810**	$28,106	$25,080
Consolidation and elimination	**70**	—	—
Balance at end of year	**$32,880**	$28,106	$25,080
Total deferred policy acquisition costs	**$37,235**	$32,154	$29,078

Included in the above table is the VOBA, an intangible asset recorded during purchase accounting, which is amortized in a manner similar to DAC. Amortization of VOBA was $239 million, $291 million and $407 million while the unamortized balance was $1.98 billion, $2.14 billion and $2.52 billion for 2006, 2005 and 2004, respectively. The percentage of the unamortized balance of VOBA at 2006 expected to be amortized for 2007 through 2012 by year is: 11.3 percent, 10.0 percent, 8.8 percent, 7.3 percent and 6.0 percent, respectively, with 56.6 percent being amortized after five years. These projections are based on current estimates for investment, persistency, mortality, and morbidity assumptions. The DAC amortization charged to income includes the increase or decrease of amortization for FAS 97-related realized capital gains (losses), primarily in the Domestic Retirement Services business. For 2006, 2005 and 2004, respectively, the rate of amortization expense decreased by $98 million, $46 million and $41 million.

There were no impairments of DAC or VOBA for the years ended December 31, 2006, 2005 and 2004.

5. Reinsurance

In the ordinary course of business, AIG's General Insurance and Life Insurance companies place reinsurance with other insurance companies in order to provide greater diversification of AIG's business and limit the potential for losses arising from large risks. In addition, AIG's General Insurance subsidiaries assume reinsurance from other insurance companies.

General Reinsurance: General reinsurance is effected under reinsurance treaties and by negotiation on individual risks. Certain of these reinsurance arrangements consist of excess of loss contracts which protect AIG against losses over stipulated amounts. Ceded premiums are considered prepaid reinsurance premiums and are recognized as a reduction of premiums earned over the contract period in proportion to the protection received. Amounts recoverable from general reinsurers are estimated in a manner consistent with the claims liabilities associated with the reinsurance and presented as a component of reinsurance assets. Assumed reinsurance premiums are earned primarily on a pro-rata basis over the terms of the reinsurance contracts.

General Insurance premiums written and earned were comprised of the following:

Years Ended December 31, *(in millions)*	2006	2005	2004
Premiums written:			
Direct	**$ 49,609**	$ 46,689	$ 44,692
Assumed	**6,671**	6,036	7,354
Ceded	**(11,414)**	(10,853)	(11,423)
Total	**$ 44,866**	$ 41,872	$ 40,623
Premiums earned:			
Direct	**$ 47,973**	$ 45,794	$ 43,109
Assumed	**6,449**	5,921	7,094
Ceded	**(10,971)**	(10,906)	(11,666)
Total	**$ 43,451**	$ 40,809	$ 38,537

For the years ended December 31, 2006, 2005 and 2004, reinsurance recoveries, which reduced loss and loss expenses incurred, amounted to $8.3 billion, $20.7 billion and $12.1 billion, respectively.

Life Insurance: Life reinsurance is effected principally under yearly renewable term treaties. The premiums with respect to these treaties are considered prepaid reinsurance premiums and are recognized as a reduction of premiums earned over the contract period in proportion to the protection provided. Amounts recoverable from life reinsurers are estimated in a manner consistent with the assumptions used for the underlying policy benefits and are presented as a component of reinsurance assets.

Life Insurance & Retirement Services premiums were comprised of the following:

Years Ended December 31, *(in millions)*	2006	2005	2004
Gross premiums	**$32,117**	$30,717	$29,202
Ceded premiums	**(1,481)**	(1,317)	(1,114)
Premiums	**$30,636**	$29,400	$28,088

Life Insurance recoveries, which reduced death and other benefits, approximated $806 million, $770 million and $779 million, respectively, for the years ended December 31, 2006, 2005 and 2004.

Life Insurance in force ceded to other insurance companies was as follows:

Years Ended December 31, *(in millions)*	2006	2005	2004
Life Insurance in force ceded	**$408,970**	$365,082	$344,036

Life Insurance assumed represented 0.1 percent, 0.8 percent and 0.7 percent of gross Life Insurance in force at December 31, 2006, 2005 and 2004, respectively, and Life Insurance & Retirement Services premiums assumed represented 0.1 percent, 0.3 percent and 2.5 percent of gross GAAP premiums for the years ended December 31, 2006, 2005 and 2004, respectively.

Supplemental information for gross loss and benefit reserves net of ceded reinsurance at December 31, 2006 and 2005 follows:

(in millions)	As Reported	Net of Reinsurance
2006		
Reserve for losses and loss expenses	**$ (79,999)**	**$ (62,630)**
Future policy benefits for life and accident and health insurance contracts	**(122,230)**	**(120,656)**
Reserve for unearned premiums	**(26,271)**	**(22,759)**
Reinsurance assets	**23,355**	**—**
2005		
Reserve for losses and loss expenses	$ (77,169)	$ (57,476)
Future policy benefits for life and accident and health insurance contracts	(108,807)	(107,420)
Reserve for unearned premiums	(24,243)	(21,174)
Reinsurance assets	24,978	—

AIRCO acts primarily as an internal reinsurance company for AIG's insurance operations. This facilitates insurance risk management (retention, volatility, concentrations) and capital planning locally (branch and subsidiary). It also allows AIG to pool its insurance risks and purchase reinsurance more efficiently at a consolidated level, manage global counterparty risk and relationships and manage global life catastrophe risks.

AIG's Domestic Life Insurance & Retirement Services operations utilize internal and third-party reinsurance relationships to

5. Reinsurance

Continued

manage insurance risks and to facilitate capital management strategies. Pools of highly-rated third-party reinsurers are utilized to manage net amounts at risk in excess of retention limits. AIG's Domestic Life Insurance companies also cede excess, non-economic reserves carried on a statutory-basis only on certain term and universal life insurance policies and certain fixed annuities to an offshore affiliate.

AIG generally obtains letters of credit in order to obtain statutory recognition of its intercompany reinsurance transactions. For this purpose, AIG has a $2.5 billion syndicated letter of credit facility outstanding as of December 31, 2006, all of which relates to life intercompany reinsurance transactions.

AIG is also a party to a 364-day bilateral revolving credit facility for an aggregate amount of $3.2 billion. The facility can be drawn in the form of letters of credit with terms of up to eight years. As of December 31, 2006, approximately $2.69 billion principal amount of letters of credit are outstanding under this facility, of which approximately $1.3 billion relates to life intercompany reinsurance transactions. AIG has also obtained approximately $201 million of letters of credit on a bilateral basis.

Reinsurance Security: AIG's third party reinsurance arrangements do not relieve AIG from its direct obligation to its insureds. Thus, a credit exposure exists with respect to both general and life reinsurance ceded to the extent that any reinsurer fails to meet the obligations assumed under any reinsurance agreement. AIG holds substantial collateral as security under related reinsurance agreements in the form of funds, securities, and/or letters of credit. A provision has been recorded for estimated unrecoverable reinsurance. AIG has been largely successful in prior recovery efforts.

AIG evaluates the financial condition of its reinsurers and establishes limits per reinsurer through AIG's Credit Risk Committee. AIG believes that no exposure to a single reinsurer represents an inappropriate concentration of risk to AIG, nor is AIG's business substantially dependent upon any single reinsurer.

6. Reserve for Losses and Loss Expenses and Future Life Policy Benefits and Policyholders' Contract Deposits

The following analysis provides a reconciliation of the activity in the reserve for losses and loss expenses:

Years Ended December 31, *(in millions)*	**2006**	2005	2004
At beginning of year:			
Reserve for losses and loss expenses	**$ 77,169**	$ 61,878	$ 51,871
Reinsurance recoverable	**(19,693)**	(14,624)	(15,643)
Total	**57,476**	47,254	36,228
Foreign exchange effect	**741**	(628)	524
Acquisition[(a)]	**55**	—	—
Losses and loss expenses incurred:			
Current year	**27,805**	28,426	26,793
Prior years, other than accretion of discount	**(53)**	4,680[(b)]	3,187[(c)]
Prior years, accretion of discount	**300**	(15)	377
Total	**28,052**	33,091	30,357
Losses and loss expenses paid:			
Current year	**8,368**	7,331	7,692
Prior years	**15,326**	14,910	12,163
Total	**23,694**	22,241	19,855
At end of year:			
Net reserve for losses and loss expenses	**62,630**	57,476	47,254
Reinsurance recoverable	**17,369**	19,693	14,624
Total	**$ 79,999**	$ 77,169	$ 61,878

(a) *Reflects the opening balance with respect to the acquisition of the Central Insurance Co., Ltd. in the third quarter of 2006.*

(b) *Includes fourth quarter charge of $1.8 billion resulting from the annual review of General Insurance loss and loss adjustment reserves.*

(c) *Includes fourth quarter charge of $850 million attributable to the change in estimate for asbestos and environmental exposures.*

The analysis of the future policy benefits and policyholders' contract deposits liabilities follows:

Years Ended December 31, *(in millions)*	**2006**	2005*
Future policy benefits:		
Long duration contracts	**$121,364**	$107,877
Short duration contracts	**866**	930
Total	**$122,230**	$108,807

* *2005 amounts have been reclassified to conform to 2006 presentation.*

6. Reserve for Losses and Loss Expenses and Future Life Policy Benefits and Policyholders' Contract Deposits

Continued

Years Ended December 31, *(in millions)*	2006	2005*
Policyholders' contract deposits:		
Annuities	**$144,599**	$142,057
GICs	**34,746**	39,705
Universal life products	**22,632**	18,682
Variable investment contracts	**14,289**	8,373
Variable products	**14,264**	7,799
Corporate life products	**2,083**	2,077
Other investment contracts	**12,045**	8,334
Total	**$244,658**	$227,027

Long duration contract liabilities included in future policy benefits, as presented in the preceding table, result from life products. Short duration contract liabilities are primarily accident and health products. The liability for future life policy benefits has been established based upon the following assumptions:

- Interest rates (exclusive of immediate/terminal funding annuities), which vary by territory, year of issuance and products, range from 1.0 percent to 12.5 percent within the first 20 years. Interest rates on immediate/terminal funding annuities are at a maximum of 11.5 percent and grade to not greater than 6.0 percent.
- Mortality and surrender rates are based upon actual experience by geographical area modified to allow for variations in policy form. The weighted average lapse rate, including surrenders, for individual and group life approximated 7.4 percent.
- The portions of current and prior net income and of current unrealized appreciation of investments that can inure to the benefit of AIG are restricted in some cases by the insurance contracts and by the local insurance regulations of the countries in which the policies are in force.
- Participating life business represented approximately 19 percent of the gross insurance in force at December 31, 2006 and 34 percent of gross GAAP premiums in 2006. The amount of annual dividends to be paid is determined locally by the boards of directors. Provisions for future dividend payments are computed by jurisdiction, reflecting local regulations.

The liability for policyholders' contract deposits has been established based on the following assumptions:

- Interest rates credited on deferred annuities, which vary by territory and year of issuance, range from 1.2 percent to, including bonuses, 12.0 percent. Less than 1.0 percent of the liabilities are credited at a rate greater than 9.0 percent. Current declared interest rates are generally guaranteed to remain in effect for a period of one year though some are guaranteed for longer periods. Withdrawal charges generally range from zero percent to 20.0 percent grading to zero over a period of zero to 19 years.
- Domestically, guaranteed investment contracts (GICs) have market value withdrawal provisions for any funds withdrawn other than benefit responsive payments. Interest rates credited generally range from 2.6 percent to 9.0 percent. The vast majority of these GICs mature within five years. Overseas, interest rates credited on GICs generally range from 1.2 percent to 5.2 percent and maturities range from one to five years.
- Interest rates on corporate life insurance products are guaranteed at 4.0 percent and the weighted average rate credited in 2006 was 5.2 percent.
- The universal life funds have credited interest rates of 1.5 percent to 7.0 percent and guarantees ranging from 1.5 percent to 5.5 percent depending on the year of issue. Additionally, universal life funds are subject to surrender charges that amount to 12.2 percent of the aggregate fund balance grading to zero over a period not longer than 20 years.
- For variable products and investment contracts, policy values are expressed in terms of investment units. Each unit is linked to an asset portfolio. The value of a unit increases or decreases based on the value of the linked asset portfolio. The current liability at any time is the sum of the current unit value of all investment units plus any liability for guaranteed minimum death or withdrawal benefits. A portion of these liabilities are classified in the Spread-Based Investment Business for segment reporting purposes.

Certain products are subject to experience adjustments. These include group life and group medical products, credit life contracts, accident and health insurance contracts/riders attached to life policies and, to a limited extent, reinsurance agreements with other direct insurers. Ultimate premiums from these contracts are estimated and recognized as revenue, and the unearned portions of the premiums recorded as liabilities. Experience adjustments vary according to the type of contract and the territory in which the policy is in force and are subject to local regulatory guidance.

Notes to Consolidated Financial Statements *Continued*

7. Statutory Financial Data

Statutory surplus and net income for General Insurance, Life Insurance & Retirement Services operations in accordance with regulatory accounting practices were as follows:

Years Ended December 31, (in millions)	2006	2005	2004
Statutory surplus[a]:			
General Insurance	**$32,665**	$24,508	$20,632
Life Insurance & Retirement Services	**35,058**	30,739	28,609
Statutory net income[a][b]:			
General Insurance[c]	**8,010**	1,713	3,028
Life Insurance & Retirement Services[a]	**5,088**	4,762	4,474

(a) Statutory surplus and net income with respect to foreign operations are estimated as of November 30. The basis of presentation for branches of AIA is the Hong Kong statutory filing basis. The basis of presentation for branches of ALICO is the U.S. statutory filing basis. AIG Star Life, AIG Edison Life, Nan Shan and Philamlife are estimated based on their respective local country filing basis.

(b) Includes realized capital gains and losses and taxes.

(c) Includes catastrophe losses, net of tax, of $1.9 billion and $660 million in 2005 and 2004, respectively.

AIG's insurance subsidiaries file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by domestic and foreign insurance regulatory authorities. The differences between statutory financial statements and financial statements prepared in accordance with U.S. GAAP vary between domestic and foreign by jurisdiction. The principal differences are that statutory financial statements do not reflect DAC, some bond portfolios may be carried at amortized cost, assets and liabilities are presented net of reinsurance, policyholder liabilities are valued using more conservative assumptions and certain assets are non-admitted.

Statutory capital of each company continued to exceed minimum company action level requirements following the adjustments, but AIG nonetheless contributed an additional $750 million of capital into American Home Assurance Company (American Home) effective September 30, 2005 and contributed a further $2.25 billion of capital in February 2006 for a total of approximately $3 billion of capital into Domestic General Insurance subsidiaries effective December 31, 2005.

8. Investment Information

Insurance *Operations*

(a) Statutory Deposits: Cash and securities with carrying values of $16.5 billion and $11.8 billion were deposited by AIG's insurance subsidiaries under requirements of regulatory authorities as of December 31, 2006 and 2005, respectively.

(b) Net Investment Income: An analysis of net investment income follows:

Years Ended December 31, (in millions)	2006	2005	2004
Fixed maturities	**$19,078**	$17,685	$15,884
Equity securities	**1,693**	1,730	621
Short-term investments	**719**	494	177
Interest on mortgage, policy and collateral loans	**1,253**	1,177	1,096
Other invested assets	**3,551**	1,905	1,444
Total investment income	**26,294**	22,991	19,222
Investment expenses	**1,002**	826	757
Net investment income	**$25,292**	$22,165	$18,465

8. Investment Information

Continued

(c) Realized Gains and Losses:

The realized capital gains (losses) and increase (decrease) in unrealized appreciation of AIG's consolidated available for sale investments were as follows:

Years Ended December 31, (in millions)	2006	2005	2004
Realized capital gains (losses):			
Fixed maturities*	$(1,069)	$ (108)	$ 178
Equity securities*	679	588	541
Other gains (losses)	496	(139)	(675)
Realized capital gains (losses)	$ 106	$ 341	$ 44
Increase (decrease) in unrealized appreciation of investments:			
Fixed maturities	$ (198)	$(4,656)	$1,436
Equity securities	432	850	445
Other investments	986	2,138	(283)
Capital Markets investments	1,354	(1,909)	270
Increase (decrease) in unrealized appreciation	$ 2,574	$(3,577)	$1,868

** Includes other-than-temporary impairments.*

Net unrealized gains included in the Consolidated Income Statement from investment securities classified as trading securities for 2006, 2005 and 2004 were $938 million, $1.1 billion and $269 million, respectively.

The gross realized gains and gross realized losses on AIG's consolidated available for sale securities were as follows:

	2006		2005		2004	
(in millions)	Gross Realized Gains	Gross Realized Losses	Gross Realized Gains	Gross Realized Losses	Gross Realized Gains	Gross Realized Losses
Fixed maturities	$ 711	$ 1,780	$1,586	$1,694	$1,560	$1,382
Equity securities	1,111	454	930	409	774	379
Preferred stocks	22	—	101	34	173	27
Total	$ 1,844	$ 2,234	$2,617	$2,137	$2,507	$1,788

(d) Fair Value of Investment Securities:

The amortized cost and estimated fair value of securities available for sale and held to maturity for the Insurance and Asset Management segments at December 31, 2006 and December 31, 2005 follows:

	December 31, 2006				December 31, 2005			
(in millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale:[(a)(b)]								
U.S. government and government sponsored entities	$ 5,386	$ 106	$ 130	$ 5,362	$ 7,848	$ 124	$ 94	$ 7,878
States[(b)(c)]	59,785	1,056	210	60,631	49,116	853	315	49,654
Foreign governments	62,153	5,428	436	67,145	57,509	4,881	665	61,725
Corporate debt	249,839	6,519	2,627	253,731	235,139	7,770	2,650	240,259
Total bonds	$377,163	$13,109	$3,403	$386,869	$349,612	$13,628	$3,724	$359,516
Equity securities	13,147	2,813	159	15,801	12,407	2,479	257	14,629
Total	$390,310	$15,922	$3,562	$402,670	$362,019	$16,107	$3,981	$374,145
Held to maturity:[(a)]								
Bonds — States[(c)]	$ 21,437	$ 731	$ 14	$ 22,154	$ 21,528	$ 552	$ 33	$ 22,047

(a) At December 31, 2006 and 2005, fixed maturities held by AIG that were below investment grade or not rated totaled $21.24 billion and $20.54 billion, respectively.

(b) In 2006, excludes hybrid financial instruments with an estimated fair value of $522 million at December 31, 2006.

(c) Including municipalities and political subdivisions.

8. Investment Information

Continued

The following table presents the amortized cost and estimated fair values of fixed maturity securities available for sale and held to maturity at December 31, 2006, by contractual maturity. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity	
(in millions)	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 12,730	$ 12,925	$ 66	$ 68
Due after one year through five years	78,800	80,349	430	444
Due after five years through ten years	139,579	141,994	17,516	18,092
Due after ten years	146,054	151,601	3,425	3,550
Total available for sale*	$377,163	$386,869	$ 21,437	$ 22,154

* *Contractual maturities include mortgage backed securities with an amortized cost and estimated fair value of $48.2 billion and $48.1 billion, respectively. Such securities have been allocated to the contractual maturities based on estimated future cash flows.*

(e) Non-Income Producing Invested Assets: At December 31, 2006, non-income producing invested assets were insignificant.

(f) Gross Unrealized Losses and Estimated Fair Values on Investments:

The following table summarizes the gross unrealized losses and cost basis on securities available for sale, aggregated by major investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006 and 2005.

	Less than 12 Months		12 Months or More		Total	
(in millions)	Cost[(a)]	Unrealized Losses	Cost[(a)]	Unrealized Losses	Cost[(a)]	Unrealized Losses
2006						
Bonds[(b)]	**$ 60,591**	**$1,197**	**$82,252**	**$2,206**	**$142,843**	**$3,403**
Equity securities	**2,734**	**159**	**—**	**—**	**2,734**	**159**
Total	**$ 63,325**	**$1,356**	**$82,252**	**$2,206**	**$145,577**	**$3,562**
2005						
Bonds[(b)]	$121,631	$2,715	$21,160	$1,009	$142,791	$3,724
Equity securities	3,894	246	97	11	3,991	257
Total	$125,525	$2,961	$21,257	$1,020	$146,782	$3,981

(a) For bonds, represents amortized cost.

(b) Primarily relates to the corporate debt category.

8. Investment Information

Continued

As of December 31, 2006, AIG held 20,172 and 1,750 of individual bond and stock investments, respectively, that were in an unrealized loss position, of which 10,846 individual investments were in an unrealized loss position continuously for 12 months or more.

AIG recorded other-than-temporary impairment losses of approximately $944 million, $598 million and $684 million in realized capital gains (losses) in 2006, 2005 and 2004, respectively. See Note 1(e) herein for AIG's other-than-temporary impairment accounting policy.

(g) Other Invested Assets: Other invested assets as of December 31, 2006 were $42.1 billion, consisting primarily of hedge funds and limited partnerships. Approximately $5.3 billion relates to available for sale investments carried at fair value, with unrealized gains and losses recorded in a separate component of Other comprehensive income, net of deferred taxes, with almost all of the remaining investments being accounted for on the equity method of accounting. All of the investments are subject to impairment testing (see Note 1(e) herein). The gross unrealized loss on the investments accounted for as available for sale as of December 31, 2006 was $167 million, the majority of which represents investments that have been in a continuous unrealized loss position for less than 12 months.

Other invested assets at December 31, 2006, also includes approximately $1.8 billion of aircraft asset investments held by non-financial services subsidiaries.

(h) Investments in Life Settlement Contracts: In June 2006, AIG restructured its ownership of life settlement contracts with no effect on the economic substance of these investments. At the same time, AIG paid $610 million to its former co-investors to acquire all the remaining interests in life settlement contracts held in previously non-consolidated trusts. The life insurers for a small portion of these newly consolidated life settlement contracts include AIG subsidiaries. As a result, amounts related to life insurance issued by AIG subsidiaries are eliminated in consolidation.

At December 31, 2006, the carrying value of AIG's life settlement contracts was $1.1 billion, and is included in Other invested assets on the consolidated balance sheet. These investments are monitored for impairment on a contract by contract basis quarterly. During 2006, income recognized on life settlement contracts previously held in non-consolidated trusts was $38 million, and is included in net investment income on the consolidated statement of income. Further information regarding life settlement contracts as of December 31, 2006 is as follows:

(dollars in millions)

Remaining Life Expectancy of Insureds	Number of Contracts	Carrying Value	Face Value (Death Benefits)
0 – 1 year	4	$ 6	$ 8
1 – 2 years	23	10	15
2 – 3 years	61	58	88
3 – 4 years	123	108	188
4 – 5 years	135	79	170
Thereafter	1,453	829	3,197
Total	1,799	$1,090	$3,666

As of December 31, 2006, the anticipated life insurance premiums required to keep the life settlement contracts in force, payable in the ensuing twelve months ending December 31, 2007 and the four succeeding years ending December 31, 2011 are $77 million, $81 million, $85 million, $86 million, and $87 million, respectively.

Financial Services

(i) Economic Hedging of Securities Available for Sale: AIGFP follows a policy of minimizing interest rate, currency, commodity, and equity risks associated with securities available for sale by entering into internal offsetting positions, on a security by security basis within its derivatives portfolio, thereby offsetting a significant portion of the unrealized appreciation and depreciation. In addition, to reduce its credit risk, AIGFP has entered into credit derivative transactions with respect to $128 million of securities available for sale to economically hedge its credit risk. As previously discussed, these economic offsets did not meet the hedge accounting requirements of FAS 133 and, therefore, are recorded in Other income in the Consolidated Statement of Income.

8. Investment Information

Continued

(j) Fair Value of Fixed Maturities and Unrealized Appreciation of Investments — Capital Markets

The amortized cost and estimated fair value of Capital Markets securities available for sale at December 31, 2006 and 2005 were as follows:

	December 31, 2006				December 31, 2005			
(in millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale:								
Corporate and bank debt	**$40,194**	**$1,257**	**$265**	**$41,186**	$30,690	$386	$783	$30,293
Foreign governments	**706**	**33**	**1**	**738**	825	5	31	799
Asset-backed and collateralized	**2,731**	**170**	**6**	**2,895**	3,522	202	42	3,682
U.S. government and government sponsored entities	**2,281**	**115**	**10**	**2,386**	2,535	209	7	2,737
Total	**$45,912**	**$1,575**	**$282**	**$47,205**	$37,572	$802	$863	$37,511

The amortized cost and estimated fair values of Capital Markets securities available for sale at December 31, 2006, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

(in millions)	Amortized Cost	Estimated Fair Value
Securities available for sale:		
Due in one year or less	$ 1,235	$ 1,336
Due after one year through five years	7,509	7,746
Due after five years through ten years	10,570	11,023
Due after ten years	23,867	24,204
Asset-backed and collateralized	2,731	2,896
Total securities available for sale	$45,912	$47,205

The following table summarizes the gross unrealized losses and cost basis on Capital Markets securities available for sale, aggregated by length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006 and 2005.

	Less than 12 Months		12 Months or More		Total	
(in millions)	Cost	Gross Unrealized Losses	Cost	Gross Unrealized Losses	Cost	Gross Unrealized Losses
2006						
Securities available for sale	**$ 9,065**	**$ 60**	**$1,788**	**$222**	**$10,853**	**$282**
2005						
Securities available for sale	$15,676	$713	$1,280	$150	$16,956	$863

8. Investment Information

Continued

(k) Finance Receivables:

Finance receivables, net of unearned finance charges, were as follows:

Years Ended December 31, *(in millions)*	2006	2005
Real estate loans	**$20,321**	$20,407
Non-real estate loans	**4,506**	3,831
Retail sales finance	**3,092**	2,522
Credit card loans	**1,413**	1,498
Other loans	**978**	407
Total finance receivables	**30,310**	28,665
Allowance for losses	**(737)**	(670)
Finance receivables, net	**$29,573**	$27,995

9. Debt Outstanding

At December 31, 2006, AIG's net borrowings were $17.13 billion after reflecting amounts not guaranteed by AIG, amounts that were matched borrowings by AIG and AIGFP and liabilities connected to trust preferred stock. The following table summarizes borrowings outstanding at December 31, 2006 and 2005:

(in millions)	2006	2005
AIG's net borrowings	**$ 17,126**	$ 10,425
Liabilities connected to trust preferred stock	**1,440**	1,391
AIG Matched Investment Program matched notes and bonds payable	**5,468**	—
Series AIGFP matched notes and bonds payable	**72**	—
AIGFP:		
GIAs	**20,664**	20,811
Matched notes and bonds payable	**35,776**	24,950
Hybrid financial instrument liabilities[a]	**8,856**	—
Borrowings not guaranteed by AIG[b]	**59,277**	52,272
Total debt[c]	**$148,679**	$109,849

(a) Represents structured notes issued by AIGFP that are accounted for under the fair value option.

(b) Includes commercial paper not guaranteed by AIG.

(c) Total debt in 2006 includes commercial paper of $12.15 billion and $3.25 billion of debt related to VIEs required to be consolidated under the provisions of FIN 46R.

Notes to Consolidated Financial Statements *Continued*

9. Debt Outstanding

Continued

Total debt at December 31, 2006 is shown below with year of payment due in each of the next five years and thereafter.

(in millions)	Total[(a)]	2007	2008	2009	2010	2011	Thereafter
AIG:							
Notes and bonds payable	$ 8,915	$ 165	$ 1,322	$ —	$ 498	$ 420	$ 6,510
Loans and mortgages payable	841	744	—	—	—	—	97
AIG Matched Investment Program matched notes and bonds payable	5,468	—	—	750	755	2,909	1,054
Series AIGFP matched notes and bonds payable	72	—	—	—	—	—	72
Total AIG[(a)]	15,296	909	1,322	750	1,253	3,329	7,733
AIGFP:							
GIAs	20,664	6,962	2,145	953	920	478	9,206
Notes and bonds payable	37,528	15,835	5,139	3,475	323	8,145	4,611
Hybrid financial instrument liabilities[(b)]	8,856	2,082	1,288	392	1,687	566	2,841
Total AIGFP	67,048	24,879	8,572	4,820	2,930	9,189	16,658
AGC Notes and bonds payable	797	—	—	—	499	—	298
Liabilities connected to trust preferred stock	1,440	—	—	—	—	—	1,440
ILFC[(c)]:							
Notes and bonds payable	22,773	3,347	3,865	3,145	3,465	3,488	5,463
Export credit facility[(d)]	2,659	482	482	430	317	227	721
Bank financings	1,159	75	25	471	103	160	325
Total ILFC	26,591	3,904	4,372	4,046	3,885	3,875	6,509
AGF Notes and bonds payable[(c)]	19,595	4,415	2,512	2,279	2,711	2,797	4,881
AIGCFG Loans and mortgages payable[(c)]	1,453	358	450	645	—	—	—
Other subsidiaries[(c)]	1,065	205	55	126	15	—	664
Total	$133,285	$34,670	$17,283	$12,666	$11,293	$19,190	$38,183

(a) Excludes $12.15 billion of commercial paper and $3.25 billion of debt related to VIEs required to be consolidated under the provisions of FIN 46R.

(b) Represents structured notes issued by AIGFP that are accounted for under the fair value option.

(c) AIG does not guarantee these borrowings.

(d) Reflects future minimum payment for ILFC's borrowing under the Export Credit Facility.

9. Debt Outstanding

Continued

At December 31, 2006, long-term borrowings were $98.68 billion and short-term borrowings were $34.6 billion, excluding $3.25 billion with respect to VIE debt required to be consolidated under the provisions of FIN 46R. Long-term borrowings exclude that portion of long-term debt maturing in less than one year.

(a) Commercial Paper:

At December 31, 2006, the commercial paper issued and outstanding was as follows:

(dollars in millions)	Net Book Value	Unamortized Discount and Accrued Interest	Face Amount	Weighted Average Interest Rate	Weighted Average Maturity in Days
ILFC	$ 2,747	$11	$ 2,758	5.30%	28
AGF	4,328	14	4,342	5.30	24
AIG Funding	4,821	18	4,839	5.28	28
AIGCC — Taiwan[(a)]	227	1	228	2.32	48
AIGF — Taiwan[(a)]	26	—	26	2.00	83
Total[(b)]	$12,149	$44	$12,193	—	—

(a) Issued in Taiwan N.T. dollars at prevailing local interest rates.

(b) Excludes $880 million of VIE commercial paper required to be consolidated under the provisions of FIN 46R.

At December 31, 2006, AIG did not guarantee the commercial paper of any of its subsidiaries other than AIG Funding.

(b) AIG Borrowings:

(i) Notes and bonds issued by AIG: In October 2006, AIG established a medium term note program under its shelf registration statement providing for the issuance of up to $25.1 billion of AIG debt securities. The proceeds from the issuance of these debt securities may be used (i) by AIG (ii) by AIGFP as it would use the proceeds from its own borrowings as discussed below or (iii) to fund the Matched Investment Program (MIP). As of December 31, 2006, $1.8 billion principal amount of notes were outstanding under the medium term note program, of which (i) $749 million was used for AIG's general corporate purposes, (ii) $72 million was used by AIGFP and (iii) $1.0 billion was used to fund the MIP. The maturity dates of these notes range from 2011 to 2046. To the extent deemed appropriate, AIG may enter into swap transactions to manage its effective borrowing rate with respect to these notes.

As of December 31, 2006, the equivalent of $5.7 billion of notes were outstanding under AIG's Euro medium term note program, of which the proceeds from $3.7 billion of notes were used to fund the MIP and the remainder was used for AIG's general corporate purposes. AIG has hedged the currency exposure arising from foreign currency denominated notes by economically hedging that exposure, although such hedges did not qualify for hedge accounting treatment under FAS 133.

In 2006, AIG issued in Rule 144A/Regulation S offerings $3 billion principal amount of senior notes, of which $1.0 billion was exchanged by AIG for substantially identical notes that are registered under the Securities Act of 1933 (Securities Act). The proceeds from the sale of $2.25 billion of these notes were used for AIG's general corporate purposes and $750 million were used to fund the MIP.

In November 2006, AIG filed a shelf registration statement in Japan, providing for the issuance of up to Japanese Yen 300 billion principal amount of senior notes in the aggregate. In December 2006, AIG issued the equivalent of $429 million under this shelf registration statement, the proceeds of which were used for AIG's general corporate purposes.

(ii) Notes and bonds issued by SunAmerica Inc. (SAI): As of December 31, 2006, notes and bonds originally issued by SAI aggregating $435 million (net of unamortized discount of $40 million) were outstanding with maturity dates from 2007 to 2097 at interest rates ranging from 5.60 percent to 9.95 percent.

(iii) Redemption of Zero Coupon Convertible Senior Debentures: On November 9, 2006, AIG redeemed all of its outstanding Zero Coupon Convertible Senior Debentures initially issued in 2001 for an aggregate redemption price of $1.07 billion.

(c) AIGFP Borrowings:

(i) Borrowings under Obligations of Guaranteed Investment Agreements: Borrowings under obligations of guaranteed investment agreements (GIAs), which are guaranteed by AIG, are recorded at the amount outstanding under each contract. Obligations may be called at various times prior to maturity at the option of the counterparty. Interest rates on these borrowings are primarily fixed, vary by maturity, and range up to 9.8 percent.

Funds received from GIA borrowings are invested in a diversified portfolio of securities and derivative transactions. At December 31, 2006, the fair value of securities pledged as collateral with respect to these obligations approximated $7.4 billion.

(ii) Notes and Bonds issued by AIGFP:

At December 31, 2006, AIGFP's notes and bonds outstanding, the proceeds of which are invested in a diversified portfolio of securities and derivative transactions, were as follows:

Range of Maturities *(dollars in millions)*	Currency	Range of Interest Rates	U.S. Dollar Carrying Value
2007-2046	U.S. dollar	0.18 - 8.60%	$ 34,788
2007-2011	United Kingdom pound	4.68 - 5.31	4,285
2007-2024	Euro	0.29 - 9.25	3,312
2008-2011	New Zealand dollar	6.30 - 8.35	1,395
2007-2036	Japanese Yen	0.01 - 7.00	1,533
2007-2015	Australian dollar	1.14 - 4.89	392
2007-2024	Swiss francs	0.25 - 1.38	600
2007-2015	Other	2.53 - 3.72	79
Total			$ 46,384

9. Debt Outstanding

Continued

AIGFP economically hedges its notes and bonds. AIG guarantees all of AIGFP's debt.

(iii) Hybrid financial instrument liabilities: AIGFP's notes and bonds include structured debt instruments whose payment terms are linked to one or more financial or other indices (such as an equity index or commodity index or another measure that is not considered to be clearly and closely related to the debt instrument). These notes contain embedded derivatives that otherwise would be required to be accounted for separately under FAS 133. Upon AIG's early adoption of FAS 155, AIGFP elected the fair value option for these notes. The notes that are accounted for using the fair value option are reported separately under hybrid financial instrument liabilities at fair value.

(d) AGC Borrowings: As of December 31, 2006, AGC notes aggregating $797 million were outstanding with maturity dates ranging from 2010 to 2029 at interest rates of up to 7.50 percent. AIG guarantees the notes and bonds of AGC.

(e) Liabilities Connected to Trust Preferred Stock: AGC issued Junior Subordinated Debentures (liabilities) to certain trusts established by AGC, which represent the sole assets of the trusts. The trusts have no independent operations. The trusts issued mandatory redeemable preferred stock to investors. The interest terms and payment dates of the liabilities correspond to those of the preferred stock. AGC's obligations with respect to the liabilities and related agreements, when taken together, constitute a full and unconditional guarantee by AGC of payments due on the preferred securities. AIG guarantees the obligations of AGC with respect to these liabilities and related agreements. The liabilities are redeemable, under certain conditions, at the option of AGC on a proportionate basis.

As of December 31, 2006, the preferred stock outstanding consisted of $300 million liquidation value of 8.5 percent preferred stock issued by American General Capital II in June 2000, $500 million liquidation value of 8.125 percent preferred stock issued by American General Institutional Capital B in March 1997, and $500 million liquidation value of 7.57 percent preferred stock issued by American General Institutional Capital A in December 1996.

(f) ILFC Borrowings:

(i) Notes and Bonds issued by ILFC: As of December 31, 2006, notes aggregating $22.8 billion were outstanding, consisting of $12.8 billion of term notes, $9.0 billion of medium-term notes with maturities ranging from 2007 to 2013 and interest rates ranging from 3.32 percent to 6.62 percent and $1.0 billion of junior subordinated debt as discussed below. Notes aggregating $5.1 billion are at floating interest rates and the remainder are at fixed rates. To the extent deemed appropriate, ILFC may enter into swap transactions to manage its effective borrowing rates with respect to these notes.

As a well-known seasoned issuer, ILFC has filed an automatic shelf registration statement with the Securities and Exchange Commission (SEC) allowing ILFC immediate access to the U.S. public debt markets. During 2006, $1.9 billion of debt securities were issued under this registration statement and $3.52 billion were issued under a prior registration statement. In addition, ILFC has a Euro medium term note program for $7.0 billion, under which $4.28 billion in notes were sold through December 31, 2006. The foreign exchange adjustment for the foreign currency denominated debt was $733 million at December 31, 2006 and $197 million at December 31, 2005. ILFC has substantially eliminated the currency exposure arising from foreign currency denominated notes by economically hedging the portion of the note exposure not already offset by Euro-denominated operating lease payments, although such hedges did not qualify for hedge accounting treatment under FAS 133.

In December 2005, ILFC issued two tranches of junior subordinated debt totaling $1.0 billion to underlie trust preferred securities issued by a trust sponsored by ILFC. Both tranches mature on December 21, 2065, but each tranche has a different call option. The $600 million tranche has a call date of December 21, 2010 and the $400 million tranche has a call date of December 21, 2015. The note with the 2010 call date has a fixed interest rate of 5.90 percent for the first five years. The note with the 2015 call date has a fixed interest rate of 6.25 percent for the first ten years. Both tranches have interest rate adjustments if the call option is not exercised. The new interest rate is a floating quarterly reset rate based on the initial credit spread plus the highest of (i) 3 month LIBOR, (ii) 10-year constant maturity treasury and (iii) 30-year constant maturity treasury.

(ii) Export credit facility: ILFC had a $4.3 billion Export Credit Facility (ECA) for use in connection with the purchase of approximately 75 aircraft delivered through 2001. This facility was guaranteed by various European Export Credit Agencies. The interest rate varies from 5.75 percent to 5.90 percent on these amortizing ten-year borrowings depending on the delivery date of the aircraft. At December 31, 2006, ILFC had $1.0 billion outstanding under this facility. The debt is collateralized by a pledge of the shares of a subsidiary of ILFC, which holds title to the aircraft financed under the facility.

In May 2004, ILFC entered into a similarly structured ECA for up to a maximum of $2.64 billion for Airbus aircraft to be delivered through May 31, 2005. The facility was subsequently increased to $3.64 billion and extended to include aircraft to be delivered through May 31, 2007. The facility becomes available as the various European Export Credit Agencies provide their guarantees for aircraft based on a six-month forward-looking calendar, and the interest rate is determined through a bid process. At December 31, 2006, ILFC had $1.7 billion outstanding under this facility.

(iii) Bank Financings: From time to time, ILFC enters into various bank financings. As of December 31, 2006, the total funded amount was $1.2 billion. The financings mature through 2012.

AIG does not guarantee any of the debt obligations of ILFC.

(g) AGF Borrowings: As of December 31, 2006, notes and bonds aggregating $19.59 billion were outstanding with maturity dates ranging from 2007 to 2031 at interest rates ranging from

9. Debt Outstanding

Continued

1.94 percent to 8.45 percent. To the extent deemed appropriate, AGF may enter into swap transactions to manage its effective borrowing rates with respect to these notes.

As a well-known seasoned issuer, AGF has filed an automatic shelf registration statement with the SEC allowing AGF immediate access to the U.S. public debt markets. At December 31, 2006, AGF had the corporate authority to issue up to $13.4 billion of debt securities registered under the Securities Act using AGF's effective shelf registration statements.

AGF uses the proceeds from the issuance of notes and bonds for the funding of its finance receivables. AIG does not guarantee any of the debt obligations of AGF.

(h) Other Notes, Bonds, Loans and Mortgages Payable at December 31, 2006, consisted of the following:

(in millions)	Uncollateralized Notes/Bonds/Loans Payable	Collateralized Loans and Mortgages Payable
AIGCFG	$1,453	$ —
AIG	841	—
Other subsidiaries	774	291
Total	$3,068	$291

(i) Revolving Credit Facilities of AIG, ILFC and AGF: AIG, ILFC and AGF maintain the following committed, unsecured revolving credit facilities in order to support their respective commercial paper programs and for general corporate purposes. AIG, ILFC and AGF each expects to replace or extend these credit facilities on or prior to their expiration. Some of the facilities, as noted below, contain a "term-out option" allowing for the conversion by the borrower of any outstanding loans at expiration into one-year term loans.

(in millions)	Size	Borrower(s)	Available Amount December 31, 2006	Expiration	One-Year Term-Out Option
Facility:					
AIG:					
364-Day Syndicated Facility	$ 1,625	AIG AIG Funding[(a)] AIG Capital Corporation[(a)]	**$ 1,625**	July 2007	Yes
5-Year Syndicated Facility	1,625	AIG AIG Funding[(a)] AIG Capital Corporation[(a)]	**1,625**	July 2011	No
364-Day Bilateral Facility	3,200	AIG AIG Funding	**505**[(b)]	November 2007	Yes
364-Day Intercompany Facility[(c)]	2,000	AIG	**2,000**	October 2007	Yes
Total AIG	8,450		**5,755**		
ILFC:					
5-Year Syndicated Facility	2,500	ILFC	**2,500**	October 2011	No
5-Year Syndicated Facility	2,000	ILFC	**2,000**	October 2010	No
5-Year Syndicated Facility	2,000	ILFC	**2,000**	October 2009	No
Total ILFC	6,500		**6,500**		
AGF:					
364-Day Syndicated Facility	2,125	American General Finance Corporation American General Finance, Inc.[(d)]	**2,125**	July 2007	Yes
5-Year Syndicated Facility	2,125	American General Finance Corporation	**2,125**	July 2010	No
Total AGF	$ 4,250		**$ 4,250**		

(a) Guaranteed by AIG.
(b) This facility can be drawn in the form of loans or letters of credit. All drawn amounts shown above are in the form of letters of credit.
(c) Subsidiaries of AIG are the lenders on this facility.
(d) American General Finance, Inc. is an eligible borrower for up to $400 million only.

9. Debt Outstanding

Continued

(j) Interest Expense for All Indebtedness: Total interest expense for all indebtedness, net of capitalized interest, aggregated $6.95 billion in 2006, $5.7 billion in 2005 and $4.4 billion in 2004. Capitalized interest was $59 million in 2006, $64 million in 2005 and $59 million in 2004. Cash distributions on the preferred shareholders' equity in subsidiary companies of ILFC and liabilities connected to trust preferred stock of AGC subsidiaries are accounted for as interest expense in the consolidated statement of income. The cash distributions for ILFC were approximately $5 million, $5 million and $4 million for the years ended December 31, 2006, 2005 and 2004, respectively. The cash distributions for AGC subsidiaries were approximately $107 million, $112 million and $123 million for the years ended December 31, 2006, 2005 and 2004, respectively.

10. Preferred Shareholders' Equity in Subsidiary Companies

As of December 31, 2006, preferred shareholders' equity in subsidiary companies represents preferred stocks issued by ILFC, a wholly owned subsidiary of AIG.

At December 31, 2006, the preferred stock consists of 1,000 shares of market auction preferred stock (MAPS) in two series (Series A and B) of 500 shares each. Each of the MAPS shares has a liquidation value of $100,000 per share and is not convertible. The dividend rate, other than the initial rate, for each dividend period for each series is reset approximately every seven weeks (49 days) on the basis of orders placed in an auction. During 2006, ILFC extended each of the MAPS dividend periods for three years. At December 31, 2006, the dividend rate for Series A MAPS was 4.70 percent and the dividend rate for Series B MAPS was 5.59 percent.

11. Shareholders' Equity and Earnings Per Share

Shareholders' Equity

AIG parent depends on its subsidiaries for cash flow in the form of loans, advances, reimbursement for shared expenses, and dividends. AIG's insurance subsidiaries are subject to regulatory restrictions on the amount of dividends which can be remitted to AIG parent. These restrictions vary by state. For example, unless permitted by the New York Superintendent of Insurance, general insurance companies domiciled in New York may not pay dividends to shareholders which in any twelve month period exceed the lesser of ten percent of the company's statutory policyholders' surplus or 100 percent of its "adjusted net investment income," as defined. Generally, less severe restrictions applicable to both General and Life Insurance companies exist in most of the other states in which AIG's insurance subsidiaries are domiciled. Certain foreign jurisdictions have restrictions which could delay or limit the remittance of dividends. There are also various local restrictions limiting cash loans and advances to AIG by its subsidiaries. Largely as a result of the restrictions, approximately 90 percent of consolidated shareholders' equity was restricted from immediate transfer to AIG parent at December 31, 2006.

At December 31, 2006, there were 6,000,000 shares of AIG's $5 par value serial preferred stock authorized, issuable in series, none of which were outstanding.

11. Shareholders' Equity and Earnings Per Share

Continued

Earnings Per Share

Basic earnings per share are based on the weighted average number of common shares outstanding, retroactively adjusted to reflect all stock dividends and stock splits. Diluted earnings per share are based on those shares used in basic earnings per share plus shares that would have been outstanding assuming issuance of common shares for all dilutive potential common shares outstanding, retroactively adjusted to reflect all stock dividends and stock splits.

The computation of earnings per share for December 31, 2006, 2005 and 2004 was as follows:

Years Ended December 31, *(in millions, except per share data)*	**2006**	2005	2004
Numerator for earnings per share:			
Income before cumulative effect of accounting changes	**$14,014**	$10,477	$9,983
Cumulative effect of accounting changes, net of tax	**34**	—	(144)
Net income applicable to common stock for basic EPS	**$14,048**	$10,477	$9,839
Interest on contingently convertible bonds, net of tax[(a)]	**10**	11	11
Net income applicable to common stock for diluted EPS	**$14,058**	$10,488	$9,850
Cumulative effect of accounting changes, net of tax	**(34)**	—	144
Income before cumulative effect of accounting changes applicable to common stock for diluted EPS	**$14,024**	$10,488	$9,994
Denominator for earnings per share:			
Weighted-average shares outstanding used in the computation of EPS:			
Common stock issued	**2,751**	2,751	2,751
Common stock in treasury	**(153)**	(155)	(146)
Deferred shares	**10**	1	1
Weighted-average shares outstanding — basic	**2,608**	2,597	2,606
Incremental shares from potential common stock:			
Weighted-average number of shares arising from outstanding employee stock plans (treasury stock method)[(b)]	**7**	21	22
Contingently convertible bonds[(a)]	**8**	9	9
Weighted-adjusted average shares outstanding — diluted[(b)]	**2,623**	2,627	2,637
Earnings per share:			
Basic:			
Income before cumulative effect of accounting changes	**$ 5.38**	$ 4.03	$ 3.83
Cumulative effect of accounting changes, net of tax	**0.01**	—	(0.06)
Net income	**$ 5.39**	$ 4.03	$ 3.77
Diluted:			
Income before cumulative effect of accounting changes	**$ 5.35**	$ 3.99	$ 3.79
Cumulative effect of accounting changes, net of tax	**0.01**	—	(0.06)
Net income	**$ 5.36**	$ 3.99	$ 3.73

(a) Assumes conversion of contingently convertible bonds due to the adoption of EITF Issue No. 04-8 "Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings per Share."

(b) Certain shares arising from employee stock plans were not included in the computation of diluted earnings per share where the exercise price of the options exceeded the average market price and would have been antidilutive. The number of shares excluded were 13 million, 19 million and 7 million for 2006, 2005 and 2004, respectively.

12. Commitments, Contingencies and Guarantees

In the normal course of business, various commitments and contingent liabilities are entered into by AIG and certain of its subsidiaries. In addition, AIG guarantees various obligations of certain subsidiaries.

(a) Litigation and Investigations

Litigation Arising from Operations. AIG and its subsidiaries, in common with the insurance and financial services industries in general, are subject to litigation, including claims for punitive damages, in the normal course of their business. In AIG's insurance operations, litigation arising from claims settlement activities is generally considered in the establishment of AIG's reserve for losses and loss expenses. However, in certain circumstances, AIG provides disclosure because of the size or nature of the potential liability to AIG. The potential for increasing jury awards and settlements makes it difficult to assess the ultimate outcome of such litigation.

12. Commitments, Contingencies and Guarantees

Continued

Litigation Arising from Insurance Operations — Caremark. AIG and certain of its subsidiaries have been named defendants in two putative class actions in state court in Alabama that arise out of the 1999 settlement of class and derivative litigation involving Caremark Rx, Inc. (Caremark). An excess policy issued by a subsidiary of AIG with respect to the 1999 litigation was expressly stated to be without limit of liability. In the current actions, plaintiffs allege that the judge approving the 1999 settlement was misled as to the extent of available insurance coverage and would not have approved the settlement had he known of the existence and/or unlimited nature of the excess policy. They further allege that AIG, its subsidiaries, and Caremark are liable for fraud and suppression for misrepresenting and/or concealing the nature and extent of coverage. In their complaint, plaintiffs request compensatory damages for the 1999 class in the amount of $3.2 billion, plus punitive damages. AIG and its subsidiaries deny the allegations of fraud and suppression and have asserted, *inter alia*, that information concerning the excess policy was publicly disclosed months prior to the approval of the settlement. AIG and its subsidiaries further assert that the current claims are barred by the statute of limitations and that plaintiffs' assertions that the statute was tolled cannot stand against the public disclosure of the excess coverage. Plaintiffs, in turn, have asserted that the disclosure was insufficient to inform them of the nature of the coverage and did not start the running of the statute of limitations. The trial court is currently considering, under standards mandated by the Alabama Supreme Court, whether a class action can be certified. AIG cannot reasonably estimate either the likelihood of its prevailing in these actions or the potential damages in the event liability is determined.

Litigation Arising from Insurance Operations — Gunderson. A subsidiary of AIG has been named as a defendant in a putative class action lawsuit in the 14th Judicial District Court for the State of Louisiana. The *Gunderson* complaint alleges failure to comply with certain provisions of the Louisiana Any Willing Provider Act (the Act) relating to discounts taken by defendants on bills submitted by Louisiana medical providers and hospitals that provided treatment or services to workers compensation claimants and seeks monetary penalties and injunctive relief. On July 20, 2006, the court denied defendants' motion for summary judgment and granted plaintiffs' partial motion for summary judgment, holding that the AIG subsidiary was a "group purchaser" and, therefore, potentially subject to liability under the Act. On November 28, 2006, the court issued an order certifying a class of providers and hospitals. In an unrelated action also arising under the Act, a Louisiana appellate court ruled that the district court lacked jurisdiction to adjudicate the claims at issue. In response, defendants in *Gunderson* filed an exception for lack of subject matter jurisdiction. On January 19, 2007, the court denied the motion, holding that it has jurisdiction over the putative class claims. The AIG subsidiary is appealing the class certification ruling and intends to seek an appeal from the jurisdictional ruling. While AIG believes that it has meritorious defenses to plaintiffs' claims, it cannot currently estimate the likelihood of prevailing in this action or reasonably estimate the likely damages, if any.

2006 Regulatory Settlements. In February 2006, AIG reached a resolution of claims and matters under investigation with the United States Department of Justice (DOJ), SEC, the Office of the New York Attorney General (NYAG) and the New York State Department of Insurance (DOI). AIG recorded an after-tax charge of $1.15 billion relating to these settlements in the fourth quarter of 2005.

The settlements resolved investigations conducted by the SEC, NYAG and DOI in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments. These settlements did not, however, resolve investigations by regulators from other states into insurance brokerage practices related to contingent commissions and other broker-related conduct, such as alleged bid rigging. Nor did the settlements resolve any obligations that AIG may have to state guarantee funds in connection with any of these matters.

As a result of these settlements, AIG made payments or placed amounts in escrow in 2006 totaling approximately $1.64 billion, $225 million of which represented fines and penalties. Amounts held in escrow totaling $699 million, including interest thereon, are included in other assets at December 31, 2006. At that date, approximately $314 million of the funds were escrowed for settlement of claims resulting from the underpayment by AIG of its residual market assessments for workers compensation. The National Workers Compensation Reinsurance Pool on behalf of its participant members and various states have communicated to AIG that they may assert claims with respect to the underpayment of such assessments. AIG cannot currently estimate whether the amount ultimately required to settle these claims will exceed the funds escrowed for this purpose.

The remaining escrowed funds, which amounted to $385 at December 31, 2006, are set aside for settlements with certain AIG policyholders specified in the settlements who claimed to have been harmed by AIG's insurance brokerage practices. Any funds remaining at the end of the escrow period will be used to resolve claims asserted by policyholders relating to such insurance brokerage practices, including those described in Private Litigation below.

In addition to the escrowed funds, the $800 million was deposited into a fund under the supervision of the SEC as part of the settlements to be available to resolve claims asserted against AIG by investors including, the shareholder lawsuits described herein.

At the current time, AIG cannot predict the outcome of the matters described above, or estimate any potential additional cost related to these matters.

Also, as part of the settlements, AIG has agreed to retain, for a period of three years, an independent consultant who will conduct a review that will include, among other things, the adequacy of AIG's internal control over financial reporting, the policies, procedures and effectiveness of AIG's regulatory, compli-

12. Commitments, Contingencies and Guarantees

Continued

ance and legal functions and the remediation plan that AIG has implemented as a result of its own internal review.

Private Litigation

Securities Actions. Beginning in October 2004, a number of putative securities fraud class action suits were filed against AIG and consolidated as *In re American International Group, Inc. Securities Litigation.* Subsequently, a separate, though similar, securities fraud action was also brought against AIG by certain Florida pension funds. The lead plaintiff in the class action is a group of public retirement systems and pension funds benefiting Ohio state employees, suing on behalf of themselves and all purchasers of AIG's publicly traded securities between October 28, 1999 and April 1, 2005. The named defendants are AIG and a number of present and former AIG officers and directors, as well as Starr, SICO, General Reinsurance Corporation, and PricewaterhouseCoopers LLP (PwC), among others. The lead plaintiff alleges, among other things, that AIG: (1) concealed that it engaged in anti-competitive conduct through alleged payment of contingent commissions to brokers and participation in illegal bid-rigging; (2) concealed that it used "income smoothing" products and other techniques to inflate its earnings; (3) concealed that it marketed and sold "income smoothing" insurance products to other companies; and (4) misled investors about the scope of government investigations. In addition, the lead plaintiff alleges that AIG's former Chief Executive Officer manipulated AIG's stock price. The lead plaintiff asserts claims for violations of Sections 11 and 15 of the Securities Act, Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder, Section 20(a) of the Exchange Act, and Section 20A of the Exchange Act. In April 2006, the court denied the defendants' motions to dismiss the second amended class action complaint and the Florida complaint. In December 2006, a third amended class action complaint was filed, which does not differ substantially from the prior complaint. Fact and class discovery is currently ongoing.

ERISA Action. Between November 30, 2004 and July 1, 2005, several ERISA actions were filed on behalf of purported class of participants and beneficiaries of three pension plans sponsored by AIG or its subsidiaries. A consolidated complaint filed on September 26, 2005 alleges a class period between September 30, 2000 and May 31, 2005 and names as defendants AIG, the members of AIG's Retirement Board and the Administrative Boards of the plans at issue, and four present or former members of AIG's Board of Directors. The factual allegations in the complaint are essentially identical to those in the securities actions described above. Plaintiffs allege that defendants violated duties under ERISA by allowing the plans to offer AIG stock as a permitted investment, when defendants allegedly knew it was not a prudent investment, and by failing to provide participants with accurate information about AIG stock. AIG's motion to dismiss was denied by order dated December 12, 2006. Discovery will be consolidated with proceedings in the securities actions.

Derivative Actions — Southern District of New York. Between October 25, 2004 and July 14, 2005, seven separate derivative actions were filed in the Southern District of New York, five of which were consolidated into a single action. The New York derivative complaint contains nearly the same types of allegations made in the securities fraud and ERISA actions described above. The named defendants include current and former officers and directors of AIG, as well as Marsh & McLennan Companies, Inc. (Marsh), SICO, Starr, ACE Limited and subsidiaries (ACE), General Reinsurance Corporation, PwC, and certain employees or officers of these entity defendants. Plaintiffs assert claims for breach of fiduciary duty, gross mismanagement, waste of corporate assets, unjust enrichment, insider selling, auditor breach of contract, auditor professional negligence and disgorgement from AIG's former Chief Executive Officer and Chief Financial Officer of incentive-based compensation and AIG share proceeds under Section 304 of the Sarbanes-Oxley Act, among others. Plaintiffs seek, among other things, compensatory damages, corporate governance reforms, and a voiding of the election of certain AIG directors. AIG's Board of Directors has appointed a special committee of independent directors (special committee) to review the matters asserted in the operative consolidated derivative complaint. The court has approved agreements staying the derivative case pending in the Southern District of New York while the special committee performs its work. The current stay extends until March 14, 2007.

Derivative Actions — Delaware Chancery Court. From October 2004 to April 2005, AIG shareholders filed five derivative complaints in the Delaware Chancery Court. All of these derivative lawsuits have been consolidated into a single action. The amended consolidated complaint names 43 defendants (not including nominal defendant AIG) who, like the New York consolidated derivative litigation, are current and former officers and directors of AIG, as well as other entities and certain of their current and former employees and directors. The factual allegations, legal claims and relief sought in Delaware action are similar to those alleged in the New York derivative actions, except that plaintiffs in the Delaware derivative action assert claims only under state law. The court has approved agreements staying the derivative case pending in the Delaware Chancery Court while the special committee performs its work. The current stay extends until March 14, 2007.

An additional derivative lawsuit was filed in the Delaware Chancery Court in December 2002 against twenty directors and executives of AIG as well as against AIG as a nominal defendant, alleges, among other things, that the directors of AIG breached the fiduciary duties of loyalty and care by approving the payment of commissions to Starr and of rental and service fees to SICO and the executives breached their duty of loyalty by causing AIG to enter into contracts with Starr and SICO and their fiduciary duties by usurping AIG's corporate opportunity. The complaint further alleges that the Starr agencies did not provide any services that AIG was not capable of providing itself, and that the diversion of commissions to these entities was solely for the benefit of Starr's owners. The complaint also alleged that the service fees and rental payments made to SICO and its subsidiaries were improper.

12. Commitments, Contingencies and Guarantees

Continued

Under the terms of a stipulation approved by the Court on February 16, 2006, the claims against the outside independent directors were dismissed with prejudice, while the claims against the other directors were dismissed without prejudice. On October 31, 2005, Messrs. Greenberg, Matthews and Smith, SICO and Starr filed motions to dismiss the amended complaint. In an opinion dated June 21, 2006, the Court denied defendants' motion to dismiss, except with respect to plaintiff's challenge to payments made to Starr before January 1, 2000. On July 21, 2006, plaintiff filed its second amended complaint, which alleges that, between January 1, 2000 and May 31, 2005, individual defendants breached their duty of loyalty by causing AIG to enter into contracts with Starr and SICO and breached their fiduciary duties by usurping AIG's corporate opportunity. Starr is charged with aiding and abetting breaches of fiduciary duty and unjust enrichment for its acceptance of the fees. SICO is no longer named as a defendant. Discovery is currently ongoing.

Policyholder Actions. After the NYAG filed its complaint against insurance broker Marsh, policyholders brought multiple federal antitrust and Racketeer Influenced and Corrupt Organizations Act (RICO) class actions in jurisdictions across the nation against insurers and brokers, including AIG and a number of its subsidiaries, alleging that the insurers and brokers engaged in a broad conspiracy to allocate customers, steer business, and rig bids. These actions, including 18 complaints filed in different federal courts naming AIG or an AIG subsidiary as a defendant, were consolidated by the judicial panel on multi-district litigation and transferred to the United States District Court for the District of New Jersey for coordinated pretrial proceedings. The consolidated actions have proceeded in that court in two parallel actions, *In re Insurance Brokerage Antitrust Litigation* (the *Commercial Complaint*) and *In re Employee Benefit Insurance Brokerage Antitrust Litigation* (the *Employee Benefits Complaint*, and together with the *Commercial Complaint*, the multi-district litigation).

The plaintiffs in the *Commercial Complaint* are nineteen corporations, individuals and public entities that contracted with the broker defendants for the provision of insurance brokerage services for a variety of insurance needs. The broker defendants are alleged to have placed insurance coverage on the plaintiffs' behalf with a number of insurance companies named as defendants, including AIG subsidiaries. The *Commercial Complaint* also named ten brokers and fourteen other insurers (one of which has since settled) as defendants. The *Commercial Complaint* alleges that defendants engaged in a widespread conspiracy to allocate customers through "bid-rigging" and "steering" practices. The *Commercial Complaint* also alleges that the insurer defendants permitted brokers to place business with AIG subsidiaries through wholesale intermediaries affiliated with or owned by those same brokers rather than placing the business with AIG subsidiaries directly. Finally, the *Commercial Complaint* alleges that the insurer defendants entered into agreements with broker defendants that tied insurance placements to reinsurance placements in order to provide additional compensation to each broker. Plaintiffs assert that the defendants violated the Sherman Antitrust Act, RICO, the antitrust laws of 48 states and the District of Columbia, and are liable under common law breach of fiduciary duty and unjust enrichment theories. Plaintiffs seek treble damages plus interest and attorneys' fees as a result of the alleged RICO and Sherman Act violations.

The plaintiffs in the *Employee Benefits Complaint* are nine individual employees and corporate and municipal employers alleging claims on behalf of two separate nationwide purported classes: an employee class and an employer class that acquired insurance products from the defendants from August 26, 1994 to the date of any class certification. The *Employee Benefits Complaint* names AIG, as well as eleven brokers and five other insurers, as defendants. The activities alleged in the *Employee Benefits Complaint*, with certain exceptions, track the allegations of contingent commissions, bid-rigging and tying made in the *Commercial Complaint*.

On October 3, 2006, Judge Hochberg of the District of New Jersey reserved in part and denied in part motions filed by the insurer defendants and broker defendants to dismiss the multi-district litigation. The Court also ordered the plaintiffs in both actions to file supplemental statements of particularity to elaborate on the allegations in their complaints. Plaintiffs filed their supplemental statements on October 25, 2006, and the AIG defendants, along with other insurer and broker defendants in the two consolidated actions, filed renewed motions to dismiss on November 30, 2006. Briefing has been completed on the renewed motions to dismiss, as well as plaintiffs' motion for class certification in both cases. On February 16, 2007, Chief Judge Brown of the District of New Jersey transferred the multi-district litigation to himself. Oral argument on the renewed motions to dismiss has been scheduled before Chief Judge Brown on March 1, 2007. Fact discovery in the multi-district litigation proceeding is ongoing.

A number of complaints making allegations similar to those in the *Commercial Complaint* have been filed against AIG and other defendants in state and federal courts around the country. The defendants have thus far been successful in having the federal actions transferred to the District of New Jersey and consolidated into the multi-district litigation. The AIG defendants have also sought to have state court actions making similar allegations stayed pending resolution of the multi-district litigation proceeding. In one state court action pending in Florida, the trial court recently decided not to grant an additional stay, but instead to allow the case to proceed.

Litigation Relating to 21st Century. Shortly after the announcement in late January 2007 of AIG's offer to acquire the outstanding shares of 21st Century not already owned by AIG and its subsidiaries, two related class actions were filed in the Superior Court of California, Los Angeles County, against AIG, 21st Century, and the individual members of 21st Century's Board of Directors, two of whom are current executive officers of AIG. The actions were filed purportedly on behalf of the minority shareholders of 21st Century and assert breaches of fiduciary duty in connection with the AIG proposal. The complaints allege that the proposed per share price is unfair and seek preliminary

12. Commitments, Contingencies and Guarantees

Continued

and permanent injunctive relief to enjoin the consummation of the proposed transaction.

SICO. In July, 2005, SICO filed a complaint against AIG in the Southern District of New York, claiming that AIG had refused to provide SICO access to certain artwork and asked the court to order AIG immediately to release the property to SICO. AIG filed an answer denying SICO's allegations and setting forth defenses to SICO's claims. In addition, AIG filed counterclaims asserting breach of contract, unjust enrichment, conversion, breach of fiduciary duty, a constructive trust and declaratory judgment, relating to SICO's breach of its commitment to use its AIG shares only for the benefit of AIG and AIG employees. Fact and expert discovery has been substantially concluded and briefing on SICO's motion for summary judgment is underway.

Regulatory Investigations. Regulators from several states have commenced investigations into insurance brokerage practices related to contingent commissions and other industry-wide practices as well as other broker-related conduct, such as alleged bid-rigging. In addition, various federal and state regulatory agencies are reviewing certain transactions and practices of AIG and its subsidiaries in connection with industry-wide and other inquiries. AIG has cooperated, and will continue to cooperate, in producing documents and other information in response to subpoenas and other requests.

Wells Notices. AIG understands that some of its employees have received Wells notices in connection with previously disclosed SEC investigations of certain of AIG's transactions or accounting practices. Under SEC procedures, a Wells notice is an indication that the SEC staff has made a preliminary decision to recommend enforcement action that provides recipients with an opportunity to respond to the SEC staff before a formal recommendation is finalized. It is possible that additional current and former employees could receive similar notices in the future as the regulatory investigations proceed.

Effect on AIG

In the opinion of AIG management, AIG's ultimate liability for the unresolved litigation and investigation matters referred to above is not likely to have a material adverse effect on AIG's consolidated financial condition, although it is possible that the effect would be material to AIG's consolidated results of operations for an individual reporting period.

(b) Commitments

Flight Equipment

At December 31, 2006, ILFC had committed to purchase 254 new aircraft deliverable from 2007 through 2015 at an estimated aggregate purchase price of $19.0 billion. ILFC will be required to find customers for any aircraft acquired, and it must arrange financing for portions of the purchase price of such equipment.

Minimum future rental income on noncancelable operating leases of flight equipment which have been delivered at December 31, 2006 was as follows:

(in millions)	
2007	$ 3,663
2008	3,220
2009	2,682
2010	2,271
2011	1,800
Remaining years after 2011	4,011
Total	$17,647

Flight equipment is leased, under operating leases, with remaining terms ranging from 1 to 13 years.

Lease Commitments

AIG and its subsidiaries occupy leased space in many locations under various long-term leases and have entered into various leases covering the long-term use of data processing equipment.

At December 31, 2006, the future minimum lease payments under operating leases were as follows:

(in millions)	
2007	$ 626
2008	461
2009	341
2010	274
2011	307
Remaining years after 2011	754
Total	$2,763

Rent expense approximated $657 million, $597 million, and $568 million for the years ended December 31, 2006, 2005, and 2004, respectively.

Other Commitments

On June 27, 2005, AIG entered into an agreement pursuant to which AIG agrees, subject to certain conditions, to make any payment that is not promptly paid with respect to the benefits accrued by certain employees of AIG and its subsidiaries under the SICO Plans (as discussed in Note 16 herein).

(c) Contingencies

Loss Reserves

Although AIG regularly reviews the adequacy of the established reserve for losses and loss expenses, there can be no assurance that AIG's ultimate loss reserves will not develop adversely and materially exceed AIG's current loss reserves. Estimation of ultimate net losses, loss expenses and loss reserves is a complex process for long-tail casualty lines of business, which include excess and umbrella liability, directors and officers liability (D&O), professional liability, medical malpractice, workers compensation, general liability, products liability and related classes, as well as for asbestos and environmental exposures. Generally, actual historical loss development factors are used to project

12. Commitments, Contingencies and Guarantees

Continued

future loss development. However, there can be no assurance that future loss development patterns will be the same as in the past. Moreover, any deviation in loss cost trends or in loss development factors might not be discernible for an extended period of time subsequent to the recording of the initial loss reserve estimates for any accident year. Thus, there is the potential for reserves with respect to a number of years to be significantly affected by changes in loss cost trends or loss development factors that were relied upon in setting the reserves. These changes in loss cost trends or loss development factors could be attributable to changes in inflation, in labor and material costs or in the judicial environment, or in other social or economic phenomena affecting claims.

Superior National. On December 30, 2004, an arbitration panel issued its ruling in connection with a 1998 workers compensation quota share reinsurance agreement under which Superior National Insurance Company, among others, was reinsured by USLIFE, a subsidiary of AGC. In its 2-1 ruling, the arbitration panel refused to rescind the contract as requested by USLIFE. Instead, the panel reformed the contract to reduce USLIFE's participation by ten percent. Further, the arbitration ruling established a second phase of arbitration for USLIFE to present its challenges to certain cessions to the contract. The second phase has now been completed, and the arbitration panel has issued two awards resolving the issues presented in phase two in favor of the cedents. USLIFE has filed a petition to vacate all of the arbitration awards from both phases of the arbitration in California federal court. In addition, USLIFE is pursuing certain insurance recoverables in connection with the contract. As a result of the ruling AIG increased its reserves by $125 million in the fourth quarter to $478 million. AIG believes that the reserves should be adequate to fund unpaid claims.

Synthetic Fuel Tax Credits. AIG generates income tax credits as a result of investing in synthetic fuel production. Tax credits generated from the production and sale of synthetic fuel under the Internal Revenue Code are subject to an annual phase-out provision that is based on the average wellhead price of domestic crude oil. The price range within which the tax credits are phased-out was originally established in 1980 and is adjusted annually for inflation. Depending on the price of domestic crude oil for a particular year, all or a portion of the tax credits generated in that year might be eliminated. AIG evaluates the production levels of its synthetic fuel production facilities in light of the risk of phase-out of the associated tax credits. As a result of fluctuating domestic crude oil prices, AIG evaluates and adjusts production levels when appropriate in light of this risk. Regardless of oil prices, the tax credits expire after 2007.

(d) Guarantees

AIG and certain of its subsidiaries become parties to derivative financial instruments with market risk resulting from both dealer and end-user activities and to reduce currency, interest rate, equity and commodity exposures. These instruments are carried at their estimated fair values in the consolidated balance sheet. The vast majority of AIG's derivative activity is transacted by AIGFP. See also Note 19 herein.

AIG has issued unconditional guarantees with respect to the prompt payment, when due, of all present and future payment obligations and liabilities of AIGFP arising from transactions entered into by AIGFP.

SAI Deferred Compensation Holdings, Inc., a wholly owned subsidiary of AIG, has established a deferred compensation plan for registered representatives of certain AIG subsidiaries, pursuant to which participants have the opportunity to invest deferred commissions and fees on a notional basis. The value of the deferred compensation fluctuates with the value of the deferred investment alternatives chosen. AIG has provided a full and unconditional guarantee of the obligations of SAI Deferred Compensation Holdings, Inc. to pay the deferred compensation under the plan.

13. *Fair Value of Financial Instruments*

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" (FAS 107), requires disclosure of fair value information about financial instruments, as defined therein, for which it is practicable to estimate such fair value. In the measurement of the fair value of certain financial instruments, where quoted market prices are not available, other valuation techniques are utilized. These fair value estimates are derived using internally developed valuation methodologies based on available and observable market information. FAS 107 excludes certain financial instruments, including those related to insurance contracts and lease contracts.

The following methods and assumptions were used by AIG in estimating the fair value of the financial instruments presented:

Cash and short-term investments: The carrying amounts approximate fair values.

Fixed maturity securities: Fair values were generally based upon quoted market prices. For certain fixed maturity securities for which market prices were not readily available, fair values were estimated using values obtained from independent pricing services.

Equity securities: Fair values were based on quoted market prices. Where market prices were not readily available, fair values were estimated using quoted market prices of comparable investments.

Mortgage loans on real estate, policy and collateral loans: Where practical, the fair values of loans on real estate and collateral loans were estimated using discounted cash flow calculations based upon AIG's current incremental lending rates for similar type loans. The fair values of the policy loans were not calculated as AIG believes it would have to expend excessive costs for the benefits derived.

Trading assets and trading liabilities: Fair values approximate the carrying values.

13. Fair Value of Financial Instruments

Continued

Finance receivables: Fair values were estimated using discounted cash flow calculations based upon the weighted average rates currently being offered for similar finance receivables.

Securities lending collateral and securities lending payable: The contract values of these financial instruments approximate fair value.

Spot commodities: Fair values are based on current market prices.

Unrealized gains and losses on swaps, options and forward transactions: Fair values were based on the use of valuation models that utilize, among other things, current interest, foreign exchange commodity, equity and volatility rates, as applicable.

Securities purchased (sold) under agreements to resell (repurchase), at contract value: As these securities (obligations) are short-term in nature, the contract values approximate fair values.

Other invested assets: Consisting principally of hedge funds and limited partnerships. Fair values are determined based on the net asset values provided by the general partner or manager of each investment.

Policyholders' contract deposits: Fair values were estimated using discounted cash flow calculations based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

GIAs: Fair values of AIG's obligations under investment type agreements were estimated using discounted cash flow calculations based on interest rates currently being offered for similar agreements with maturities consistent with those remaining for the agreements being valued.

Securities and spot commodities sold but not yet purchased: The carrying amounts for the securities and spot commodities sold but not yet purchased approximate fair values. Fair values for spot commodities sold short were based on current market prices.

Trust deposits and deposits due to banks and other depositors: To the extent certain amounts are not demand deposits or certificates of deposit which mature in more than one year, fair values were not calculated as AIG believes it would have to expend excessive costs for the benefits derived.

Commercial paper: The carrying amount approximates fair value.

Notes, bonds, loans and mortgages: Where practical, the fair values of these obligations were estimated using discounted cash flow calculations based upon AIG's current incremental borrowing rates for similar types of borrowings with maturities consistent with those remaining for the debt being valued.

13. Fair Value of Financial Instruments

Continued

The carrying values and fair values of AIG's financial instruments at December 31, 2006 and 2005 were as follows:

(in millions)	2006		2005	
	Carrying Value[(a)]	Fair Value	Carrying Value[(a)]	Fair Value
Assets:				
Fixed maturities	**$417,865**	**$418,582**	$385,680	$386,199
Equity securities	**30,222**	**30,222**	23,588	23,588
Mortgage loans on real estate, policy and collateral loans	**28,418**	**28,655**	24,909	26,352
Securities available for sale	**47,205**	**47,205**	37,511	37,511
Trading securities	**5,031**	**5,031**	6,499	6,499
Spot commodities	**220**	**220**	92	96
Unrealized gain on swaps, options and forward transactions	**19,252**	**19,252**	18,695	18,695
Trading assets	**2,468**	**2,468**	1,204	1,204
Securities purchased under agreements to resell	**33,702**	**33,702**	14,547	14,547
Finance receivables, net of allowance	**29,573**	**26,712**	27,995	27,528
Securities lending collateral	**69,306**	**69,306**	59,471	59,471
Other invested assets[(b)]	**40,330**	**40,637**	29,186	29,408
Short-term investments	**25,249**	**25,249**	15,342	15,342
Cash	**1,590**	**1,590**	1,897	1,897
Liabilities:				
Policyholders' contract deposits	**244,658**	**239,964**	227,027	223,244
Borrowings under obligations of guaranteed investment agreements	**20,664**	**20,684**	20,811	22,373
Securities sold under agreements to repurchase	**22,710**	**22,710**	11,047	11,047
Trading liabilities	**3,141**	**3,141**	2,546	2,546
Hybrid financial instrument liabilities	**8,856**	**8,856**	—	—
Securities and spot commodities sold but not yet purchased	**4,076**	**4,076**	5,975	5,975
Unrealized loss on swaps, options and forward transactions	**11,401**	**11,401**	12,740	12,740
Trust deposits and deposits due to banks and other depositors	**5,249**	**5,261**	4,877	5,032
Commercial paper	**13,029**	**13,029**	9,208	9,208
Notes, bonds, loans and mortgages payable	**104,690**	**106,494**	78,439	79,518
Securities lending payable	**70,198**	**70,198**	60,409	60,409

(a) The carrying value of all other financial instruments approximates fair value.
(b) Excludes aircraft asset investments held by non-Financial Services subsidiaries.

14. Stock Compensation Plans

At December 31, 2006, AIG employees could be awarded compensation pursuant to six different stock-based compensation plan arrangements: *(i)* AIG 1999 Stock Option Plan, as amended (1999 Plan); *(ii)* AIG 1996 Employee Stock Purchase Plan, as amended (1996 Plan); *(iii)* AIG 2002 Stock Incentive Plan, as amended (2002 Plan) under which AIG has issued time-vested restricted stock units (RSUs) and performance restricted stock units (performance RSUs); *(iv)* SICO's Deferred Compensation Profit Participation Plans (SICO Plans); *(v)* AIG's 2005-2006 Deferred Compensation Profit Participation Plan (AIG DCPPP) and *(vi)* the AIG Partners Plan. The AIG DCPPP was adopted as a replacement for the SICO Plans for the 2005-2006 period, and the AIG Partners Plan replaces the AIG DCPPP. Stock-based compensation earned under the AIG DCPPP and the AIG Partners Plan is issued as awards under the 2002 Plan. AIG currently settles share option exercises and other share awards to participants through the issuance of shares it has previously acquired and holds in its treasury account, except for share awards made by SICO, which are settled by SICO.

At December 31, 2006, AIG's non-employee directors received stock-based compensation in two forms, options granted pursuant to the 1999 Plan and grants of AIG common stock with delivery deferred until retirement from the Board, pursuant to the AIG Director Stock Plan, which was approved by the shareholders at the 2004 Annual Meeting of Shareholders.

From January 1, 2003 through December 31, 2005, AIG accounted for share-based payment transactions with employees under FAS No. 123, "Accounting for Stock-Based Compensation." Share-based employee compensation expense from option awards was not recognized in the statement of income in prior periods. Effective January 1, 2006, AIG adopted the fair value recognition provisions of FAS 123R. FAS 123R requires that companies use a fair value method to value share-based payments and recognize the related compensation expense in net earnings. AIG adopted FAS 123R using the modified prospective application method, and accordingly, financial statement amounts for the prior periods presented have not been restated to reflect the fair value method of expensing share-based compensation under FAS 123R. The modified prospective application method provides for the recognition of the fair value with respect to share-based compensation

14. Stock Compensation Plans

Continued

for shares subscribed for or granted on or after January 1, 2006 and all previously granted but unvested awards as of January 1, 2006.

The adoption of FAS 123R resulted in share-based compensation expense of approximately $17 million during 2006, related to awards which were accounted for under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." FAS 123R also requires AIG to estimate forfeitures in calculating the expense relating to share-based compensation, rather than recognizing these forfeitures and corresponding reductions in expense as they occur. The pre-tax cumulative effect of adoption, recognized as a reduction in stock-based compensation of $46 million, was recorded as a cumulative effect of an accounting change, net of tax. FAS 123R requires AIG to reflect the cash savings resulting from excess tax benefits in its financial statements as cash flow from financing activities, rather than as cash flow from operating activities as in prior periods. The amount of this excess tax benefit for 2006 was $27.9 million.

Included in AIG's consolidated statement of income for the year ended December 31, 2006 was pre-tax share-based compensation expense of $353 million ($326 million after tax).

The effect of the adoption of FAS 123R on the consolidated statements of income and cash flows for the year ended December 31, 2006 was as follows:

(in millions, except per share data)	Pre-adoption of FAS 123R	Effect of Adoption of FAS 123R	Including Effect of Adoption of FAS 123R
Income before income taxes, minority interest and cumulative effect of an accounting change	$21,704	$ (17)	$21,687
Provision for income taxes	$ 6,539	$ (2)	$ 6,537
Income before minority interest and cumulative effect of an accounting change	$15,165	$ (15)	$15,150
Cumulative effect of an accounting change, net of tax	$ —	$ 34	$ 34
Net income	$14,029	$ 19	$14,048
Net cash provided by (used in) operating activities	$ 6,857	$ (28)	$ 6,829
Net cash provided by financing activities	$59,762	$ 28	$59,790
Basic earnings per share	$ 5.38	$0.01	$ 5.39
Diluted earnings per share	$ 5.35	$0.01	$ 5.36

14. Stock Compensation Plans
Continued

Included in share-based compensation expense of $353 million for 2006 was a one-time compensation cost of approximately $54 million related to the Starr tender offer and various out of period adjustments totalling $61 million, primarily relating to stock-splits and other miscellaneous items for the SICO Plans, offset by a $46 million pre-tax adjustment for the cumulative effect of the adoption of FAS 123R. See Note 16 herein for a discussion of the Starr tender offer.

If AIG had adopted the FAS 123 provisions for recognizing compensation expense commencing at the date of grant of the awards, the effect would not have been material to net income or basic or diluted earnings per share for 2005.

1999 Stock Option Plan

The 1999 Plan provides that options to purchase a maximum of 45,000,000 shares of common stock can be granted to certain key employees and members of the Board of Directors at prices not less than fair market value at the date of grant.

The 1999 Plan was approved by the shareholders at the 2000 Annual Meeting of Shareholders, with certain amendments approved at the 2003 Annual Meeting of Shareholders. The 1999 Plan superseded the 1991 Employee Stock Option Plan (the 1991 Plan), although outstanding options granted under the 1991 Plan continue in-force until exercise or expiration. The maximum number of shares that may be granted to any employee in any one year under the 1999 Plan is 900,000. Options granted under the 1999 Plan generally vest over four years (25 percent vesting per year) and expire 10 years from the date of grant.

At December 31, 2006, there were 19,615,911 shares reserved for future grants under the 1999 Plan and 28,021,943 shares reserved for issuance under the 1999 and 1991 Plans.

Deferrals

At December 31, 2006, AIG was obligated to issue 8,382,632 shares in connection with previous exercises of options with delivery deferred.

Valuation Methodology

In 2004, AIG developed a binomial lattice model to calculate the fair value of stock option grants. In prior years, a Black-Scholes model was used. A more detailed description of the valuation methodology is provided below.

The following weighted average assumptions were used for stock options granted in 2006 and 2005:

	2006	2005
Expected annual dividend yield[(a)]	**0.92%**	0.71%
Expected volatility[(b)]	**23.50%**	27.3%
Risk-free interest rate[(c)]	**4.61%**	4.17%
Expected term[(d)]	**7 years**	7 years

(a) The dividend yield is based on the dividend yield over the twelve month period prior to the grant date.

(b) In 2006, expected volatility is the average of historical volatility (based on seven years of daily stock price changes) and the implied volatility of actively traded options on AIG shares and in 2005, expected volatility is the historical volatility based on five years of daily stock price changes.

(c) The interest rate curves used in the valuation model were the U.S. Treasury STRIP rates with terms from 3 months to 10 years.

(d) The contractual term of the option is generally 10 years with an expected term of 7 years calculated based on an analysis of historical employee exercise behavior and employee turnover (post-vesting terminations). The early exercise rate is a function of time elapsed since the grant. Fifteen years of historical data were used to estimate the early exercise rate.

Additional information with respect to AIG's stock option plans at December 31, 2006, and changes for the year then ended, were as follows:

	Shares	Weighted Average Exercise Price
Options:		
Outstanding at beginning of year	52,545,425	$54.84
Granted	1,621,910	$70.51
Exercised*	(5,329,026)	$27.97
Forfeited or expired	(1,182,589)	$70.76
Outstanding at end of year	47,655,720	$57.99
Options exercisable at end of year	39,383,670	$56.81
Weighted average fair value per share of options granted		$23.41

* *Includes options with respect to 2,067,643 shares exercised with delivery deferred, resulting in obligations to issue 1,527,613 shares.*

14. Stock Compensation Plans

Continued

The following table presents information about stock options outstanding at December 31, 2006:

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Values (in millions)	Number Exercisable (vested)	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Values (in millions)
$24.55-$26.45	3,077,376	0.82	$24.67	$144	3,077,376	0.82	$24.67	$144
$31.02-$41.51	5,198,823	1.58	36.91	181	5,198,823	1.58	36.91	181
$43.31-$53.40	6,665,147	3.83	48.59	154	5,900,494	3.53	48.80	135
$54.11-$59.99	8,314,413	4.07	57.86	115	6,780,399	3.01	57.52	96
$60.13-$63.95	8,766,329	5.94	62.33	82	7,547,511	5.77	62.12	72
$64.01-$69.63	8,034,276	6.82	65.45	50	4,948,364	5.75	65.53	30
$70.35-$98.00	7,599,356	5.53	81.36	1	5,930,703	4.40	84.06	—
Total	47,655,720	4.60	$57.99	$727	39,383,670	3.81	$56.81	$658

Vested and expected-to-vest options as of December 31, 2006, included in the table above, totaled 45,382,149, with a weighted average exercise price of $57.42, a weighted average contractual life of 4.33 years and an aggregate intrinsic value of $720 million.

As of December 31, 2006, total unrecognized compensation cost (net of expected forfeitures) was $133 million and $3 million related to non-vested share-based compensation awards granted under the 1999 Plan and the 1996 Plan, respectively, with blended weighted average periods of 1.44 years and 0.41 years, respectively. The cost of awards outstanding under these plans at December 31, 2006 is expected to be recognized over approximately three years and one year, respectively, for the 1999 Plan and the 1996 Plan.

The intrinsic value of options exercised during 2006 was approximately $215 million. The fair value of options vesting during 2006 was approximately $97 million. AIG received $104 million and $65 million in cash during 2006 and 2005, respectively, from the exercise of stock options. The tax benefits realized as a result of stock option exercises were $35 million and $20 million for 2006 and 2005, respectively.

2002 Stock Incentive Plan

The 2002 Plan was adopted at the 2002 Annual Meeting of shareholders and amended and restated by the AIG Board of Directors on September 18, 2002. The 2002 Plan provides that equity-based or equity-related awards with respect to shares of common stock can be issued to employees in any year up to a maximum of that number of shares equal to (a) 1,000,000 shares plus (b) the number of shares available but not issued in the prior calendar year. The maximum award that a grantee may receive under the 2002 Plan per year is rights with respect to 250,000 shares. During 2006 and 2005, 6,836,785 RSUs, including performance RSUs, and 3,055,835 RSUs, respectively, were granted by AIG. There were 4,488,458 shares reserved for issuance in connection with future awards at December 31, 2006. Substantially all RSUs granted to date under the 2002 Plan other than performance RSUs granted under the AIG DCPPP and the AIG Partners Plan vest on the fourth anniversary of the date of grant.

Director Stock Awards

The methodology used for valuing employee stock options is also used to value director stock options. Director stock options vest one year after the grant date, but are otherwise the same as employee stock options. Options with respect to 40,000 shares and 32,500 shares were granted during 2006 and 2005, respectively.

AIG also granted 14,000 shares and 6,250 shares, with delivery deferred, to directors during 2006 and 2005, respectively, under the Director Stock Plan. At December 31, 2006, there were 71,000 shares reserved for future grants under the Director Stock Plan.

Employee Stock Purchase Plan

AIG's 1996 Plan provides that eligible employees (those employed at least one year) may receive privileges to purchase up to an aggregate of 10,000,000 shares of AIG common stock, at a price equal to 85 percent of the fair market value on the date of the grant of the purchase privilege. Purchase privileges are granted quarterly and are limited to the number of whole shares that can be purchased on an annual basis by an amount equal to the lesser of 10 percent of an employee's annual salary or $10,000.

SICO Plans

The SICO Plans provide that shares of AIG common stock currently held by SICO are set aside for the benefit of the participant and distributed upon retirement. The SICO Board of Directors currently may permit an early payout of shares under certain circumstances. Prior to payout, the participant is not entitled to vote, dispose of or receive dividends with respect to such shares, and shares are subject to forfeiture under certain

14. Stock Compensation Plans

Continued

conditions, including but not limited to the participant's termination of employment with AIG prior to normal retirement age.

Historically, SICO's Board of Directors could elect to pay a participant cash in lieu of shares of AIG common stock. On December 9, 2005, SICO notified participants that essentially all subsequent distributions would be made only in shares, and not cash. As of that date, AIG modified its accounting for the SICO Plans from variable to fixed measurement accounting. Variable measurement accounting is used for those few awards for which cash elections had been made prior to March 2005. The SICO Plans are also described in Note 16 herein.

Although none of the costs of the various benefits provided under the SICO Plans have been paid by AIG, AIG has recorded compensation expense for the deferred compensation amounts paid to AIG employees by SICO, with an offsetting amount credited to additional paid-in capital reflecting amounts deemed contributed by SICO.

As of December 9, 2005, there were 12,650,292 non-vested AIG shares under the SICO Plans with a weighted-average fair value per share of $61.92. As of December 31, 2006, there were 11,443,772 non-vested AIG shares under the SICO Plans with a weighted-average fair value per share of $61.72.

A significant portion of the awards under the SICO Plans vest upon retirement when or after the participant reaches age 65. The portion of the awards for which early payout is available vest on the applicable payout date.

AIG DCPPP

Effective September 21, 2005, AIG adopted the AIG DCPPP, which provides equity-based compensation to key AIG employees, including senior executive officers. The AIG DCPPP was modeled on the SICO Plans.

The AIG DCPPP contingently allocates a fixed number of shares to each participant if AIG's cumulative adjusted earnings per share, as determined by AIG's Compensation Committee, for 2005 and 2006 exceed that for 2003 and 2004. The performance period is September 21, 2005 to December 31, 2006. At the end of the performance period, common shares are contingently allocated. The service period and related vesting consists of three pre-retirement tranches and a final retirement tranche at age 65.

At December 31, 2006, there were units representing 4,590,622 shares granted to participants.

AIG Partners Plan

On June 26, 2006, AIG's Compensation Committee approved two grants under the AIG Partners Plan. The first grant has a performance period which runs from January 1, 2006 through December 31, 2007. The second grant has a performance period which runs from January 1, 2007 through December 31, 2008. Both grants vest 50 percent on the fourth and sixth anniversaries of the first day of the related performance period. In addition, the Compensation Committee approved the performance metrics for the two grants prior to the date of grant. The measurement of the grants is deemed to have occurred on June 26, 2006 when there was mutual understanding of the key terms and conditions of the grants. Consistent with this treatment: a) 1,068,605 performance RSUs for the first grant and 2,488,865 performance RSUs for the second grant and b) unrecognized compensation of $49 million for the first grant and $137 million for the second grant are included in the related disclosure tables. Performance RSUs related to the first grant are excluded from AIG's diluted shares calculation because an insufficient amount of time has elapsed to conclusively determine that the performance metric will be achieved at the end of the related performance period. Because the performance period for the second grant does not begin until January 1, 2007, compensation expense for the second grant is not included in AIG's 2006 results and diluted shares calculation.

Valuation

The fair value of each award granted under the 2002 Plan, the AIG DCPPP, the AIG Partners Plan, and the SICO Plans is based on the closing price of AIG stock on the date of grant.

The following table presents a summary of shares relating to outstanding awards unvested under the foregoing plans as of December 31, 2006, and changes for the year then ended:

	Number of Shares					Weighted Average Grant-Date Fair Value				
	2002 Plan	AIG DCPPP	AIG Partners Plan	Total 2002 Plan	SICO Plans	2002 Plan	AIG DCPPP	AIG Partners Plan	Total 2002 Plan	SICO Plans
Unvested at January 1, 2006	4,322,265	4,898,880	—	9,221,145	12,650,292	$63.63	$52.55	$ —	$57.74	$61.92
Granted	3,198,885	—	3,637,900	6,836,785	—	70.04	—	56.49	62.83	—
Vested	(130,185)	—	—	(130,185)	(794,814)	61.44	—	—	61.44	65.68
Forfeited	(209,370)	(308,258)	(30,860)	(548,488)	(411,706)	62.53	59.40	56.22	60.41	60.38
Unvested at December 31, 2006	7,181,595	4,590,622	3,607,040	15,379,257	11,443,772	$66.56	$52.09	$56.50	$59.88	$61.72

14. Stock Compensation Plans

Continued

The total unrecognized compensation cost (net of expected forfeitures) related to non-vested share-based compensation awards granted under the 2002 Plan, the AIG DCPPP, the AIG Partners Plan and the SICO Plans at December 31, 2006 and the blended weighted-average period over which that cost is expected to be recognized at December 31, 2006 are as follows:

	Unrecognized Compensation Cost *(in millions)*	Blended Weighted-Average Period
2002 Plan	$322	1.79 years
AIG DCPPP	$208	4.49 years
AIG Partners Plan	$191	2.37 years
Total 2002 Plan	$721	2.72 years
SICO Plans	$301	5.95 years

The total cost for awards outstanding as of December 31, 2006 under the 2002 Plan, the AIG DCPPP, the AIG Partners Plan, and the SICO Plans is expected to be recognized over approximately 4 years, 11 years, 6 years and 23 years, respectively.

15. Employee Benefits

(a) Pension Plans: Employees of AIG, its subsidiaries and certain affiliated companies, including employees in foreign countries, are generally covered under various funded, unfunded and insured pension plans. Eligibility for participation in the various plans is based on either completion of a specified period of continuous service or date of hire, subject to age limitations. Some AIG subsidiaries provide retirement benefits through defined benefit plans, others employ defined contribution plans and some use both.

AIG's U.S. retirement plan is a qualified, noncontributory defined benefit plan which is subject to the provisions of ERISA. All employees of AIG and most of its subsidiaries and affiliates who are regularly employed in the United States, including certain U.S. citizens employed abroad on a U.S. dollar payroll, and who have attained age 21 and completed twelve months of continuous service are eligible to participate in this plan. An employee with 5 or more years of plan participation is entitled to pension benefits beginning at normal retirement at age 65. Benefits are based upon a percentage of average final compensation multiplied by years of credited service limited to 44 years of credited service. The average final compensation is subject to certain limitations. Employees may elect certain options with respect to receipt of their pension benefits including a joint and survivor annuity. An employee with 10 or more years of plan participation may retire early from age 55 to 64. An early retirement factor is applied resulting in a reduced benefit. If an employee terminates with less than five years of continuous service, the employee forfeits the right to receive any pension benefits accumulated to that time. Annual funding requirements are determined based on the "projected unit credit" cost method, which attributes a pro rata portion of the total projected benefit payable at normal retirement to each year of credited service.

The HSB Group Inc. (HSB) retirement plan was merged into the AIG U.S. retirement plan effective April 1, 2001. Benefits for HSB participants were changed effective January 1, 2005 to be substantially similar to the AIG U.S. retirement plan benefits subject to a grandfathering agreement.

21st Century sponsors its own benefit plans for its eligible employees. Assets, obligations and costs with respect to 21st Century's plans are included herein. The assumptions used in its plans were not significantly different from those used by AIG in AIG's U.S. plans.

The AIG Excess Retirement Income Plan provides a benefit equal to the reduction in benefits payable under the AIG U.S. retirement plan as a result of federal tax limitations on compensation and benefits payable thereunder. AIG has adopted a Supplemental Executive Retirement Plan (Supplemental Plan) to provide additional retirement benefits to designated executives. Under the Supplemental Plan, an annual benefit accrues at a percentage of final average pay multiplied by each year of credited service, not greater than 60 percent of final average pay, reduced by any benefits from the current and any predecessor retirement plans (including the AIG Excess Retirement Income Plan and any comparable plans), Social Security, if any, and from any qualified pension plan of prior employers. Currently, each of these plans is unfunded. AGC and HSB have adopted similar supplemental type plans. These plans are also unfunded.

Where non-U.S. retirement plans are defined benefit plans, they are generally either based on the employees' years of credited service and compensation in the years preceding retirement, or on points accumulated based on the employee's job grade and other factors during each year of service.

AIG is in the process of spinning off the assets and liabilities in the AIG U.S. retirement plan attributable to employees of Starr and The Starr Foundation. The accumulated benefit obligation of the employees in these two entities was computed as of December 31, 2005. At December 31, 2005, the AIG U.S. retirement plan was funded at an amount slightly greater than the accumulated benefit obligation. In the first quarter of 2007, AIG will transfer assets of approximately $32 million, which is the equivalent of the present value of the December 31, 2005 accumulated benefit (adjusted for interest and benefit payments through the transfer date) attributable to the employees in those entities. Consistent with this arrangement, the amounts shown in the financial statements and footnote exclude liabilities and assets for employees of Starr.

(b) Postretirement Plans: In addition to AIG's defined benefit pension plans, AIG and its subsidiaries provide a postretirement benefit program for medical care and life insurance in the U.S. and in certain non-U.S. countries. Eligibility in the various plans is generally based upon completion of a specified period of eligible service and attaining a specified age. Overseas, benefits vary by geographic location.

AIG's U.S. postretirement medical and life insurance benefits are based upon the employee electing immediate retirement and having a minimum of ten years of service. Retirees who reached

15. Employee Benefits

Continued

age 65 by May 1, 1989 and their dependents participate in the medical plan at no cost. Employees who retired after May 1, 1989 and prior to January 1, 1993 pay 50 percent of the active employee premium. Retiree contributions are subject to adjustment annually. Other cost sharing features of the medical plan include deductibles, coinsurance and Medicare coordination and a lifetime maximum benefit of $2.0 million. The maximum life insurance benefit prior to age 70 is $32,500, with a maximum of $25,000 thereafter.

Effective January 1, 1993, both plans' provisions were amended. Employees who retire after January 1, 1993 are required to pay the actual cost of the medical benefits premium reduced by a credit of a certain amount, based on years of service at retirement. The life insurance benefit varies by age at retirement from $5,000 for retirement at ages 55 through 59; $10,000 for retirement at ages 60 through 64; and $15,000 for retirement at ages 65 and over.

(c) Voluntary Savings Plans: *AIG sponsors a voluntary savings plan for domestic employees (the AIG Incentive Savings plan),* which provides for salary reduction contributions by employees and matching contributions by AIG of up to seven percent of annual salary depending on the employees' years of service. Contributions are funded currently.

(d) Postemployment Benefits: AIG provides certain benefits to inactive employees who are not retirees. Certain of these benefits are insured and expensed currently; other expenses are provided for currently. Such uninsured expenses include long-term disability benefits, medical and life insurance continuation, and COBRA medical subsidies.

(e) Benefit Obligations: The measurement date for some of the non-U.S. defined benefit pension and postretirement plans is November 30, consistent with the fiscal year end of the sponsoring companies. For all other plans, accumulated benefit obligations represent the present value of pension benefits earned as of December 31, 2006 based on service and compensation as of December 31, 2006. Projected benefit obligations for defined benefit plans represent the present value of pension benefits earned as of December 31, 2006 projected for estimated salary increases to an assumed date with respect to retirement, termination, disability or death. Projected benefit obligations for postretirement plans represent the present value of postretirement medical and life insurance benefits deemed earned as of December 31, 2006 projected for estimated salary and medical claim rate increases to an assumed date with respect to retirement, termination, disability, or death.

The accumulated benefit obligations with respect to both non-U.S. and U.S. pension benefit plans as of December 31, 2006 and 2005 were as follows:

(in millions)	**2006***	2005
Non-U.S. pension benefit plans	**$1,384**	$1,210
U.S. pension benefit plans	**$2,689**	$2,704

* *As of November 30, 2006 for non-U.S. plans of sponsoring companies with a fiscal year-end date of November 30, 2006.*

15. Employee Benefits

Continued

The following table sets forth the change in the projected benefit obligation of the defined benefit pension plans, including the supplemental plans, and postretirement benefit plans as of December 31, 2006 and 2005:

	Pension			Postretirement		
(in millions)	Non-U.S. Plans	U.S. Plans[a]	Total	Non-U.S. Plans	U.S. Plans	Total
2006[b]						
Change in projected benefit obligation:						
Benefit obligation at beginning of year	**$1,351**	**$3,131**	**$4,482**	**$43**	**$205**	**$248**
Service cost	**78**	**130**	**208**	**4**	**6**	**10**
Interest cost	**36**	**169**	**205**	**2**	**11**	**13**
Participant contributions	**1**	**—**	**1**	**—**	**—**	**—**
Actuarial (gain) loss	**(40)**	**(245)**	**(285)**	**5**	**(1)**	**4**
Plan amendments and mergers	**—**	**—**	**—**	**—**	**47**	**47**
Benefits paid:						
AIG assets	**(28)**	**(10)**	**(38)**	**(1)**	**(16)**	**(17)**
Plan assets	**(27)**	**(84)**	**(111)**	**—**	**—**	**—**
Effect of foreign currency fluctuation	**71**	**—**	**71**	**—**	**—**	**—**
Other[c]	**136**	**(12)**	**124**	**—**	**—**	**—**
Benefit obligation at end of year	**$1,578**	**$3,079**	**$4,657**	**$53**	**$252**	**$305**
2005						
Change in projected benefit obligation:						
Benefit obligation at beginning of year	$1,376	$2,750	$4,126	$35	$243	$278
Service cost	71	111	182	4	5	9
Interest cost	32	153	185	2	11	13
Participant contributions	1	—	1	—	—	—
Actuarial (gain) loss	77	241	318	3	(38)	(35)
Plan amendments, mergers and new material plans	43	(29)	14	—	—	—
Benefits paid:						
AIG assets	(28)	(11)	(39)	(1)	(16)	(17)
Plan assets	(29)	(84)	(113)	—	—	—
Effect of foreign currency fluctuation	(184)	—	(184)	1	—	1
Other	(8)	—	(8)	(1)	—	(1)
Benefit obligation at end of year	$1,351	$3,131	$4,482	$43	$205	$248

(a) Includes excess retirement income type plans and supplemental executive retirement type plans.

(b) As of November 30, 2006 for non-U.S. plans of sponsoring companies with fiscal year-end date of November 30, 2006.

(c) With respect to AIG's non-U.S. plan obligations, $100 million of this increase is the result of the reclassification of the Swiss plans. The Swiss plans were previously categorized as defined contribution plans since insurance companies have guaranteed the risks associated with these plans. However, the cost of paying for these guarantees is now viewed as a liability for the company in Switzerland. Therefore, the Swiss plans are treated as defined benefit plans. $45 million of the increase is due to the inclusion of new plans during 2006.

The weighted average assumptions used to determine the benefit obligations at December 31, 2006 and 2005 are as follows:

	Pension		Postretirement	
	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans
2006*				
Discount rate	**2.25 - 10.75%**	**6.00%**	**4.00 - 5.75%**	**6.00%**
Rate of compensation increase	**1.50 - 10.00%**	**4.25%**	**3.00%**	**4.25%**
2005				
Discount rate	1.75 - 12.00%	5.50%	4.50 - 5.50%	5.50%
Rate of compensation increase	1.50 - 10.00%	4.25%	2.50 - 3.00%	4.25%

** At November 30, 2006 for non-U.S. plans of sponsoring companies with a fiscal year-end date of November 30, 2006.*

15. Employee Benefits

Continued

The benefit obligations for non-U.S. plans reflect those assumptions that were most appropriate for the local economic environments of each of the subsidiaries providing such benefits.

To measure the obligations at December 31, 2006 for AIG's U.S. plans, an 8.0 percent annual rate of increase in the per capita cost of covered medical benefits for pre-age-65 retirees, a 6.7 percent annual rate of increase in the per capita cost of covered medical benefits for post-age-65 retirees and a 10.0 percent annual rate of increase in the per capita cost of retiree prescription drug coverage were used for 2007. These rates were assumed to decrease gradually to 5.0 percent in 2013 and remain at that level thereafter.

To measure the obligations at December 31, 2005 for AIG's U.S. plans, a 9.0 percent annual rate of increase in the per capita cost of covered medical benefit for pre-age-65 retirees, a 7.0 percent annual rate of increase in the per capita cost of covered medical benefits for post-age-65 retirees and an 11.0 percent annual rate of increase in the per capita cost of retiree prescription drug coverage was used for 2006.

The assumed range for 2007 with respect to the annual rates of increase in the per capita cost of covered healthcare benefits of AIG's non-U.S. plans is 6.0 to 8.0 percent. These rates are assumed to decrease gradually to 4.0 to 6.0 percent over the next three years and remain at that level thereafter.

A one percent point change in the assumed healthcare cost trend rate would have the following effect on AIG's postretirement benefit obligations at December 31, 2006* and 2005:

	One Percent Increase		One Percent Decrease	
(in millions)	**2006**	2005	**2006**	2005
Non-U.S. plans	**$10**	$ 8	**$(7)**	$(6)
U.S. plans	**$ 3**	$(2)	**$(3)**	$ 2

* *At November 30, 2006, for non-U.S. plans with a fiscal year-end date of November 30, 2006.*

Discount Rate Methodology

The projected benefit cash flows under the AIG Retirement Plan were discounted using the spot rates derived from the Citigroup Pension Discount Curve as of December 31, 2006 and December 31, 2005 and an equivalent single discount rate was derived resulting in the same liability. This single discount rate was rounded to the nearest 25 basis points, namely 6.0 percent and 5.5 percent as of December 31, 2006 and December 31, 2005, respectively. The rates applied to other U.S. plans were not significantly different from those discussed above.

Japan represents over 62 percent of the liabilities of the non-U.S. pension plans. The discount rate for Japan was selected by reference to the published Moody's/S&P AA Corporate Bond Universe at the measurement date having regard to the duration of the plans' liabilities.

The mortality assumption used to determine the obligations for the U.S. plans as of December 31, 2006 and December 31, 2005 was based on the RP2000 White Collar Combined Mortality Table projected to 2006. The mortality assumptions for AIG's non-U.S. plans vary by country. There was a change in the mortality table assumption for Ireland, Japan, Taiwan and United Kingdom as of December 31, 2006 (November 30, 2006 for non-U.S. plans of sponsoring companies with a fiscal year-end date of November 30, 2006). The assumptions used are expected to reasonably anticipate future mortality experience. No other significant changes have been made for the December 31, 2006 obligations (November 30, 2006 obligations for non-U.S. plans of sponsoring companies with a fiscal year-end date of November 30, 2006).

(f) Funded Status: The funded status of the AIG defined benefit plans is a comparison of the projected benefit obligations to the assets related to the respective plan, if any. Effective December 31, 2006, AIG has adopted FAS 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" — an amendment of FASB Statements No. 87, 88, 106 and 132(R). All amounts shown are pre-tax, unless noted otherwise.

15. Employee Benefits

Continued

The following table sets forth the funded status of the plans, reconciled to the amount reported on the consolidated balance sheet at December 31, 2006 (these assets and liabilities were not reported on the consolidated balance sheet at December 31, 2005):

	Pension			Postretirement[b]		
(in millions)	Non-U.S. Plans[a]	U.S. Plans	Total	Non-U.S. Plans	U.S. Plans	Total
2006						
Fair value of plan assets	**$ 850**	**$2,760**	**$ 3,610**	**$ —**	**$ —**	**$ —**
Less projected benefit obligations	**1,578**	**3,079**	**4,657**	**53**	**252**	**305**
Funded status at end of year	**$ (728)**	**$ (319)**	**$(1,047)**	**$(53)**	**$(252)**	**$(305)**
Amounts recognized in the consolidated balance sheet:						
Assets	**$ 18**	**$ —**	**$ 18**	**$ —**	**$ —**	**$ —**
Liabilities	**(746)**	**(319)**	**(1,065)**	**(53)**	**(252)**	**(305)**
Total amounts recognized	**$ (728)**	**$ (319)**	**$(1,047)**	**$(53)**	**$(252)**	**$(305)**
Amounts recognized in Accumulated other comprehensive income:						
Net loss	**$ 256**	**$ 687**	**$ 943**	**$ 7**	**$ 3**	**$ 10**
Prior service cost (credit)	**(72)**	**(20)**	**(92)**	**—**	**22**	**22**
Total amounts recognized	**$ 184**	**$ 667**	**$ 851**	**$ 7**	**$ 25**	**$ 32**
2005						
Fair value of plan assets	$ 699	$2,561	$ 3,260	$ —	$ —	$ —
Less projected benefit obligations	1,351	3,130	4,481	43	205	248
Funded status at end of year	$ (652)	$ (569)	$(1,221)	$(43)	$(205)	$(248)
Amounts not yet recognized:						
Actuarial (gains)/losses[c]	303	1,093	1,396	3	5	8
Prior service cost	(79)	(23)	(102)	—	(32)	(32)
Transition obligations	1	—	1	—	—	—
Net amount recognized	$ (427)	$ 501	$ 74	$(40)	$(232)	$(272)
Composition of net amount recognized:						
Prepaid benefit cost	$ 24	$ 670	$ 694	$ —	$ —	$ —
Accrued benefit cost	(590)	(217)	(807)	(40)	(232)	(272)
Intangible asset	3	6	9	—	—	—
Accumulated other comprehensive income	136	42	178	—	—	—
Net amount recognized	$ (427)	$ 501	$ 74	$(40)	$(232)	$(272)

(a) *A significant portion of these plans, particularly those in Japan, are not required by local regulation to be funded currently. With respect to the funded status of these Japanese plans, the projected benefit obligation amounts to approximately $414 million and $410 million of which approximately $379 million and $360 million has been recognized at November 30, 2006 and December 31, 2005, respectively.*

(b) *AIG does not currently fund postretirement benefits.*

(c) *Actuarial (gains)/losses are amounts included in the projected benefit obligations but not yet recognized in the financial statements.*

15. Employee Benefits

Continued

The following table sets forth the effect of FAS 158 on the consolidated balance sheet at December 31, 2006:

(in millions)	Pre-adoption of FAS 158	Effect of Adoption of FAS 158	Including Effect of Adoption of FAS 158
Prepaid assets (pensions)	$ 550	$(532)	$ 18
Intangible assets (pensions)	6	(6)	—
Total assets	979,952	(538)	979,414
Liability for pension benefits[(a)]	1,140	230	1,370
Net deferred tax liability	9,088	(236)	8,852
Total liabilities	877,552	(6)	877,546
Accumulated other comprehensive income, net of tax	9,642	(532)	9,110
Total liabilities, preferred shareholders' equity in subsidiary companies and shareholders' equity	$979,952	$(538)	$979,414

(a) Included in Other liabilities in the consolidated balance sheet.

Defined benefit pension plan obligations where the projected benefit obligation was in excess of the related plan assets at December 31, 2006 and 2005 were as follows:

	2006*		2005	
(in millions)	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans
Projected benefit obligation	$1,486	$3,079	$1,284	$3,130
Accumulated benefit obligation	1,323	2,689	1,163	2,704
Fair value of plan assets	740	2,760	610	2,561

* *At November 30, 2006 for non-U.S. plans of sponsoring companies with fiscal year-end date of November 30, 2006.*

Defined benefit pension plan obligations where the accumulated benefit obligation was in excess of the related plan assets at December 31, 2006 and 2005 were as follows:

	2006*		2005	
(in millions)	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans
Projected benefit obligation	$1,465	$240	$1,281	$268
Accumulated benefit obligation	1,311	204	1,161	224
Fair value of plan assets	723	11	607	9

* *At November 30, 2006 for non-U.S. plans of sponsoring companies with fiscal year-end date of November 30, 2006.*

15. Employee Benefits

Continued

(g) Plan Assets:

The following table sets forth the change in plan assets as of December 31, 2006 and 2005:

	Pension			Postretirement		
(in millions)	Non-U.S. Plans	U.S. Plans	Total	Non-U.S. Plans	U.S. Plans	Total
2006[a]						
Change in plan assets:						
Fair value of plan assets, at beginning of year	**$699**	**$2,561**	**$3,260**	**$—**	**$ —**	**$ —**
Actual return on plan assets, net of expenses	**33**	**282**	**315**	**—**	**—**	**—**
AIG contributions	**69**	**11**	**80**	**1**	**16**	**17**
Participant contributions	**1**	**—**	**1**	**—**	**—**	**—**
Benefits paid:						
AIG assets	**(28)**	**(10)**	**(38)**	**(1)**	**(16)**	**(17)**
Plan assets	**(27)**	**(84)**	**(111)**	**—**	**—**	**—**
Effect of foreign currency fluctuation	**41**	**—**	**41**	**—**	**—**	**—**
Other[b]	**62**	**—**	**62**	**—**	**—**	**—**
Fair value of plan assets, end of year	**$850**	**$2,760**	**$3,610**	**$—**	**$ —**	**$ —**
2005						
Change in plan assets:						
Fair value of plan assets, at beginning of year	$624	$2,247	$2,871	$—	$ —	$ —
Actual return on plan assets, net of expenses	101	113	214	—	—	—
AIG contributions	95	298	393	1	16	17
Participant contributions	1	—	1	—	—	—
Benefits paid:						
AIG assets	(28)	(11)	(39)	(1)	(16)	(17)
Plan assets	(29)	(84)	(113)	—	—	—
Effect of foreign currency fluctuation	(85)	—	(85)	—	—	—
Other	20	(2)	18	—	—	—
Fair value of plan assets, end of year	$699	$2,561	$3,260	$—	$ —	$ —

(a) As of November 30, 2006 for non-U.S. plans of sponsoring companies with fiscal year-end date of November 30, 2006.

(b) With respect to AIG's non-U.S. plan assets $80 million of this increase resulted from the reclassification of the Swiss plans. For further discussion of the Swiss plans see the preceding discussion in Note 15(e).

The asset allocation percentage by major asset class for AIG's plans at December 31, 2006 and 2005, and the target allocation for 2007 follow:

	Non-U.S. Plans-Allocation			U.S. Plans-Allocation		
	Target 2007	**Actual 2006***	Actual 2005	Target 2007	**Actual 2006**	Actual 2005
Asset class:						
Equity securities	0-75%	**47%**	46%	20-70%	**64%**	59%
Debt securities	0-100	**32**	27	20-70	**26**	34
Other	0-100	**21**	27	5-25	**10**	7
Total		**100%**	100%		**100%**	100%

* *At November 30, 2006 for non-U.S. plans of sponsoring companies with fiscal year-end of November 30, 2006.*

Other includes cash, insurance contracts and real estate asset classes.

Included in equity securities for the U.S. plans at December 31, 2006 and 2005 were 55,680 and 602,680 shares of AIG common stock, with values of $4.0 million and $41.1 million, respectively.

The investment strategy with respect to AIG's pension plan assets is designed to achieve investment returns that will fully fund the pension plan over the long term, while limiting the risk of under funding over shorter time periods.

The expected rate of return with respect to AIG's domestic pension plan was 8.0 percent for years ended December 31, 2006 and 2005. These rates of return are an aggregation of

15. Employee Benefits

Continued

expected returns within each asset category. The return with respect to each asset class considers both historical returns and the future expectations for such returns.

(h) Expected Cash Flows: With respect to AIG's U.S. pension plan, the actuarially prepared funding amount ranges from the minimum amount AIG would be required to contribute to the maximum amount that would be deductible for U.S. tax purposes. This range is generally not determined until the fourth quarter with respect to the contribution year. Contributed amounts in excess of the minimum amounts are deemed voluntary. Amounts in excess of the maximum amount would be subject to an excise tax and may not be deductible under the Internal Revenue Code. Supplemental and excess plans' payments and postretirement plan payments are deductible when paid.

AIG contributed $80 million during 2006 to its U.S. and non-U.S. pension plans. The annual pension contribution for 2007 is expected to be approximately $95 million for U.S. and non-U.S. plans.

The expected future benefit payments, net of participants' contributions, with respect to the defined benefit pension plans and other postretirement benefit plans, are as follows:

	Pension		Postretirement	
(in millions)	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans
2007	$ 67	$108	$1	$ 20
2008	71	117	1	21
2009	80	126	1	22
2010	79	136	1	20
2011	83	148	1	21
2012-2016	440	944	3	116

15. Employee Benefits

Continued

(i) Components of net periodic benefit cost and other amounts recognized in other comprehensive income:

The following table presents the components of net periodic benefit cost recognized in income and other amounts recognized in other comprehensive income with respect to the defined benefit pension plans and other postretirement benefit plans for the year ended December 31, 2006 (no amounts were recognized in other comprehensive income for the years ended 2005 and 2004):

	Pensions			Postretirement		
(in millions)	Non-U.S. Plans	U.S. Plans	Total	Non-U.S. Plans	U.S. Plans	Total
2006						
Components of net periodic benefit cost:						
Service cost	**$ 78**	**$ 130**	**$ 208**	**$ 4**	**$ 6**	**$10**
Interest cost	**36**	**169**	**205**	**2**	**11**	**13**
Expected return on assets	**(28)**	**(201)**	**(229)**	—	—	—
Amortization of prior service cost	**(9)**	**(3)**	**(12)**	—	**(6)**	**(6)**
Amortization of transitional obligation	**1**	—	**1**	—	—	—
Recognition of net actuarial (gains)/losses	**16**	**75**	**91**	—	—	—
Other	**1**	**6**	**7**	—	—	—
Net periodic benefit cost	**$ 95**	**$ 176**	**$ 271**	**$ 6**	**$11**	**$17**
Total recognized in other comprehensive income	**$ 38**	**$ 24**	**$ 62**	**$—**	**$—**	**$—**
Total recognized in net periodic benefit cost and other comprehensive income	**$133**	**$ 200**	**$ 333**	**$ 6**	**$11**	**$17**
2005						
Components of net periodic benefit cost:						
Service cost	$ 71	$ 111	$ 182	$ 4	$ 5	$ 9
Interest cost	32	153	185	2	11	13
Expected return on assets	(21)	(180)	(201)	—	—	—
Amortization of prior service cost	(10)	(3)	(13)	—	(6)	(6)
Amortization of transitional obligation	1	—	1	—	—	—
Recognition of net actuarial (gains)/losses	21	55	76	—	—	—
Other	7	1	8	—	—	—
Net periodic benefit cost	$101	$ 137	$ 238	$ 6	$10	$16
2004						
Components of net periodic benefit cost:						
Service cost	$ 59	$ 101	$ 160	$ 3	$ 6	$ 9
Interest cost	33	147	180	2	14	16
Expected return on assets	(22)	(170)	(192)	—	—	—
Amortization of prior service cost	(8)	—	(8)	—	(7)	(7)
Amortization of transitional obligation	2	—	2	—	—	—
Recognition of net actuarial (gains)/losses	15	53	68	11	2	13
Other*	(24)	—	(24)	3	—	3
Net periodic benefit cost	$ 55	$ 131	$ 186	$19	$15	$34

* *The reduction resulted from transferring to the Japanese government certain Japanese plan obligations approximating $50 million reduced by approximately $26 million loss incurred with respect to the settlement of those obligations.*

For the U.S. plans, the estimated net loss, prior service credit and transition obligation for the defined benefit pension plans that will be amortized from Accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $37 million, $3 million and $0 million, respectively. For the non-U.S. plans, the estimated net loss, prior service credit and transition obligation for the defined benefit pension plans that will be amortized from Accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $11 million, $10 million and $1 million, respectively. The estimated net loss, prior service credit and transition obligation for the other defined benefit postretirement plans that will be amortized from Accumulated other comprehensive income into net periodic benefit cost over the next fiscal year will be less than $5 million in the aggregate.

15. Employee Benefits

Continued

The weighted average assumptions used to determine the net periodic benefit costs for the years ended December 31, 2006, 2005 and 2004 were as follows:

	Pension		Postretirement	
	Non-U.S. Plans*	U.S. Plans	Non-U.S. Plans*	U.S. Plans
2006				
Discount rate	**1.75-12.00%**	**5.50%**	**4.50-5.50%**	**5.50%**
Rate of compensation increase	**1.50-10.00%**	**4.25%**	**2.50-3.00%**	**4.25%**
Expected return on assets	**2.50-13.50%**	**8.00%**	**N/A**	**N/A**
2005				
Discount rate	1.75-12.00%	5.75%	4.50-6.00%	5.75%
Rate of compensation increase	1.50-10.00%	4.25%	3.00%	4.25%
Expected return on assets	2.15-13.50%	8.00%	N/A	N/A
2004				
Discount rate	2.00-8.00%	6.00%	5.50-6.00%	6.00%
Rate of compensation increase	1.50-7.00%	4.25%	5.50%	4.25%
Expected return on assets	2.50-10.00%	8.25%	N/A	N/A

* *The benefit obligations for non-U.S. plans reflect those assumptions that were most appropriate for the local economic environments of the subsidiaries providing such benefits.*

AIG's postretirement plans provide benefits primarily in the form of defined employer contributions rather than defined employer benefits. Changes in the assumed healthcare cost trend rate do not have a material effect on postretirement expense.

16. Benefits Provided by Starr International Company, Inc. and C.V. Starr & Co., Inc.

SICO has provided a series of two-year Deferred Compensation Profit Participation Plans (SICO Plans) to certain AIG employees. The SICO Plans came into being in 1975 when the voting shareholders and Board of Directors of SICO, a private holding company whose principal asset is AIG common stock, decided that a portion of the capital value of SICO should be used to provide an incentive plan for the current and succeeding managements of all American International companies, including AIG.

None of the costs of the various benefits provided under the SICO Plans has been paid by AIG, although AIG has recorded a charge to reported earnings for the deferred compensation amounts paid to AIG employees by SICO, with an offsetting amount credited to additional paid-in capital reflecting amounts deemed contributed by SICO. The SICO Plans provide that shares currently owned by SICO are set aside by SICO for the benefit of the participant and distributed upon retirement. The SICO Board of Directors currently may permit an early payout of units under certain circumstances. Prior to payout, the participant is not entitled to vote, dispose of or receive dividends with respect to such shares, and shares are subject to forfeiture under certain conditions, including but not limited to the participant's voluntary termination of employment with AIG prior to normal retirement age. Under the SICO Plans, SICO's Board of Directors may elect to pay a participant cash in lieu of shares of AIG common stock. Following notification from SICO to participants in the SICO Plans that it will settle specific future awards under the SICO Plans with shares rather than cash, AIG modified its accounting for the SICO Plans from variable to fixed measurement accounting. AIG gave effect to this change in settlement method beginning on December 9, 2005, the date of SICO's notice to participants in the SICO Plans. See also Note 12(b) Commitments herein.

Compensation expense in 2006 included various out of period adjustments totaling $61 million, primarily relating to stock-splits and other miscellaneous items for the SICO plans. See also Note 14 herein.

In January 2006, C.V. Starr & Co., Inc. (Starr) completed its tender offer to purchase Starr interests from AIG employees. In conjunction with AIG's adoption of FAS 123R, Starr is considered to be an "economic interest holder" in AIG. As a result, compensation expense of $54 million was recorded in 2006 results with respect to the Starr tender offer.

As a result of its changing relationship with Starr and SICO, AIG has established new executive compensation plans to replace the SICO plans and investment opportunities previously provided by Starr. See Note 14 for a description of these plans.

Compensation expense with respect to the SICO Plans aggregated $108 million, $205 million and $62 million for 2006, 2005 and 2004, respectively.

17. Ownership and Transactions With Related Parties

(a) Ownership: According to the Schedule 13D filed on November 20, 2006 by Starr, SICO, Edward E. Matthews, Maurice R. Greenberg, the Maurice R. and Corinne P. Greenberg Family Foundation, Inc., the Universal Foundation, Inc. and the Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC, these reporting persons could be deemed to beneficially own 365,923,844 shares of common stock at that date. Based on the shares of common stock outstanding as of January 31, 2007, this ownership would represent approximately 14 percent of the

17. Ownership and Transactions With Related Parties

Continued

voting stock of AIG. Although these reporting persons have made filings under Section 16 of the Exchange Act, reporting sales of shares of common stock, no amendment to the Schedule 13D has been filed to report a change in ownership subsequent to November 20, 2006.

(b) Transactions with Related Parties: Prior to the termination of their agency relationships with Starr during 2006, AIG and its subsidiaries paid commissions to Starr and its subsidiaries for the production and management of insurance business in the ordinary course of business. Payment for the production of insurance business to Starr aggregated approximately $47 million in 2006, $214 million in 2005, and $205 million in 2004. AIG also received approximately $4 million in 2006, $23 million in 2005, and $24 million in 2004 from Starr and paid none in 2006, approximately $20,000 in 2005, and $39,000 in 2004 to Starr in rental fees and none in 2006 and 2005 and $262,000 in 2004 for services. AIG also received none in 2006, approximately $2 million in 2005, and $1 million in 2004, respectively, from SICO and paid none in 2006 and approximately $1 million in each of the years 2005 and 2004 to SICO as reimbursement for services rendered at cost. AIG also paid to SICO $2 million in 2006, $3 million in 2005, and $4 million in 2004 in rental fees. There are no significant receivables from/payables to related parties at December 31, 2006.

18. Variable Interest Entities

FIN 46R clarifies the consolidation accounting for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity that is at risk which would allow the entity to finance its activities without additional subordinated financial support. FIN 46R recognizes that consolidation based on majority voting interest should not apply to certain types of entities that are defined as VIEs. A VIE is consolidated by its primary beneficiary, which is the party that absorbs a majority of the expected losses or a majority of the expected residual returns of the VIE, or both.

AIG, in the normal course of business, is involved with various VIEs. In some cases, AIG has participated to varying degrees in the design of the entity. AIG's involvement in VIEs varies from being a passive investor to managing and structuring the activities of the VIE. AIG engages in transactions with VIEs to manage its investment needs, obtain funding as well as facilitate client needs through AIGGIC and AIGFP. AIG purchases debt securities (rated and unrated) and equity interests issued by VIEs, makes loans and provides other credit support to VIEs, enters into insurance and reinsurance transactions with VIEs, enters into leasing arrangements with VIEs, enters into derivative transactions with VIEs through AIGFP and acts as the collateral manager of VIEs through AIGGIC and AIGFP. Obligations to outside interest holders in VIEs consolidated by AIG are reported as liabilities in the consolidated financial statements. These interest holders generally have recourse only to the assets and cash flows of the VIEs and do not have recourse to AIG, except where AIG has provided a guarantee to the VIE's interest holders.

AIG determines whether an entity is a VIE, who the variable interest holders are, and which party is the primary beneficiary of the VIE by performing an analysis of the design of the VIE that includes a review of, among other factors, its capital structure, contractual relationships and terms, nature of the entity's operations and purpose, nature of the entity's interests issued, AIG's interests in the entity which either create or absorb variability and related party relationships. AIG consolidates a VIE in situations where all of AIG's interests in the VIE, when combined, absorb a majority of the expected losses or a majority of the expected residual returns of the VIE.

In addition to the VIEs that are consolidated in accordance with FIN 46R, the Company has significant variable interests in certain other VIEs that are not consolidated because the Company is not the primary beneficiary. AIG applies quantitative and qualitative measures in identifying significant variable interests.

Entities for which AIG is the primary beneficiary and consolidates or where AIG has a significant variable interest are as follows:

SunAmerica Affordable Housing Partnerships

SunAmerica Affordable Housing Partners, Inc. (SAAHP) organizes limited partnerships (investment partnerships) that are considered to be VIEs, and that are consolidated by AIG. The investment partnerships invest as limited partners in operating partnerships that develop and operate affordable housing qualifying for federal tax credits and a few market rate properties across the United States. The general partners in the operating partnerships are almost exclusively unaffiliated third-party developers. AIG does not normally consolidate an operating partnership if the general partner is an unaffiliated person. Through approximately 1,150 partnerships, SAAHP has invested in developments with approximately 155,000 apartment units nationwide, and has syndicated over $6 billion in partnership equity since 1991 to other investors who will receive, among other benefits, tax credits under certain sections of the Internal Revenue Code. AIG Retirement Services, Inc. functions as the general partner in certain investment partnerships and acts both as a credit enhancer in certain transactions, through differing structures with respect to funding development costs for the operating partnerships, and as guarantor that investors will receive the tax benefits projected at the time of syndication. AIG Retirement Services, Inc. consolidates these investment partnerships as a result of the guarantee provided to the investors. As part of their incentive compensation, certain key SAAHP employees have been awarded residual cash flow interests in the partnerships, subject to certain vesting requirements. The operating income of SAAHP is reported, along with other SunAmerica partnership income, as a component of AIG's Asset Management segment.

Asset Management

In certain instances, AIGGIC acts as the collateral manager or general partner of an investment fund, collateralized debt obliga-

18. Variable Interest Entities
Continued

tion (CDO), collateralized loan obligation (CLO), private equity fund or hedge fund. Such entities are typically registered investment companies or qualify for the specialized investment company accounting in accordance with the AICPA Investment Company Audit and Accounting Guide. In CDO and CLO transactions, AIG establishes a trust or other special purpose entity that purchases a portfolio of assets such as bank loans, corporate debt, or non-performing credits and issues trust certificates or debt securities that represent interests in the portfolio of assets. These transactions can be cash-based or synthetic and are actively or passively managed. For investment partnerships, hedge funds and private equity funds, AIG acts as the general partner or manager of the fund and is responsible for carrying out the investment mandate of the VIE. Often, AIG's insurance operations participate in these AIG managed structures as a passive investor in the debt or equity issued by the VIE. Typically, AIG does not provide any guarantees to the investors in the VIE.

AIGGIC is an investor in various real estate investments. These investments are typically with unaffiliated third-party developers via a partnership or limited liability company structure. Some of these entities are VIEs. The activities of these VIEs principally consists of the development or redevelopment of all major types of commercial (retail, office, industrial, logistics parks, mixed use, etc.) and residential real estate. AIG's involvement varies from being a passive equity investor to actively managing the activities of the VIE.

Investment Activities

As part of its investment activities, AIG's insurance operations invest in obligations which include debt and equity securities and interests issued by VIEs. These investments include investments in AIG sponsored and non-sponsored investment funds, hedge funds, private equity funds, and structured financing arrangements. The investments in these VIEs allow AIG's insurance entities to purchase assets permitted by insurance regulations while maximizing their return on these assets. AIG's insurance operations typically are not involved in the design or establishment of the VIE, nor do they actively participate in the management of the VIE.

AIGFP

The variable interests that AIGFP may hold in VIEs include debt securities, equity interests, loans, derivative instruments and other credit support arrangements. Transactions associated with VIEs include an asset-backed commercial paper conduit, asset securitizations, collateralized debt obligations, investment vehicles and other structured financial transactions. AIGFP engages in these transactions to facilitate client needs for investment purposes and to obtain funding.

AIGFP invests in preferred securities issued by VIEs. Additionally, AIGFP establishes VIEs that issue preferred interests to third parties and uses the proceeds to provide financing to AIGFP subsidiaries. In certain instances, AIGFP consolidates these VIEs.

AIGFP is the primary beneficiary of an asset-backed commercial paper conduit with which it entered into several total return swaps covering all the conduit's assets that absorb the majority of the expected losses of the entity. The assets of the conduit serve as collateral for the conduit's obligations. AIGFP is also the primary beneficiary of several structured financing transactions in which AIGFP holds the first loss position either by investing in the equity of the VIE or implicitly through a lending or derivative arrangement.

In certain instances, AIGFP enters into liquidity facilities with various SPEs where AIGFP provides liquidity to the SPE in the form of a guarantee, derivative, or a letter of credit and does not consolidate the VIE. AIGFP also executes various swap and option transactions with VIEs. Such contractual arrangements are done in the ordinary course of business. Typically, interest rate derivatives such as interest rate swaps and options executed with VIEs are not deemed to be variable interests or significant variable interests because the underlying is an observable market interest rate and AIGFP as the derivative counterparty to the VIE is senior to the debt and equity holders.

Asset Management and Insurance Activities

AIG uses VIEs in connection with certain guaranteed investment contract programs written by its Life Insurance & Retirement Services subsidiaries (GIC Programs). In the GIC Programs, AIG's Life Insurance subsidiaries (principally SunAmerica Life) provide guaranteed investment contracts to VIEs in which AIG does not have a direct variable interest, as defined under FIN 46R, in the entity. The VIE issues notes or bonds which are sold to third-party institutional investors. Neither AIG nor the insurance company issuing the GICs has any direct obligation to the investors in the notes or bonds. The proceeds from the securities issued by the VIE are invested by the VIE in the GICs. The insurance company subsidiaries use the proceeds to invest in a diversified portfolio of securities, primarily investment grade bonds. Both the assets and the liabilities of the insurance companies arising from these GIC Programs are presented in AIG's consolidated balance sheet. Thus, at December 31, 2006, approximately $32 billion of policyholders' contract deposits represented liabilities from issuances of GICs included in these GIC Programs.

Assets held by VIEs which are currently consolidated because AIG is the primary beneficiary (except for those VIEs where AIG also owns a majority voting interest), approximated $9.1 billion at December 31, 2006. These consolidated assets are reflected in AIG's consolidated balance sheet as Investments and Financial services assets.

Assets of VIEs where AIG has a significant variable interest and does not consolidate the VIE because AIG is not the primary beneficiary, approximated at $130.1 billion December 31, 2006. Although expected losses are not expected to be material, AIG's maximum exposure to loss from its involvement with these unconsolidated VIEs approximates $38.7 billion at December 31, 2006. For this purpose, maximum loss is considered to be the notional amount of credit lines, guarantees and other credit support, and liquidity facilities, the notional amounts of credit

18. Variable Interest Entities

Continued

default swaps and certain total return swaps, and the amount invested in the debt or equity issued by the VIE.

19. Derivatives

Derivatives are financial arrangements among two or more parties with returns linked to or "derived" from some underlying equity, debt, commodity or other asset, liability, or index. Derivative payments may be based on interest rates and exchange rates and/or prices of certain securities, commodities, or financial or commodity indices or other variables. Collateral is required, at the discretion of AIG, on certain transactions based on the creditworthiness of the counterparty.

AIG carries all derivatives in the consolidated balance sheet at fair value. The changes in fair value of the derivative transactions of AIGFP are presented as a component of AIG's operating income. However, in certain instances, when income is not recognized up front under EITF 02-03, income is recognized over the life of the contract, where appropriate.

The discussion below relates to the derivative activities of AIG (other than those of AIGFP) that qualify for hedge accounting treatment under FAS 133.

For derivatives designated as hedges, on the date the derivative contract is entered into, AIG designates the derivative as: *(i)* a hedge of the subsequent changes in the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge); *(ii)* a hedge of a forecasted transaction, or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge); or *(iii)* a hedge of a net investment in a foreign operation. Fair value and cash flow hedges may involve foreign currencies ("foreign currency hedges"). The gain or loss in the fair value of a derivative that is appropriately and contemporaneously documented, designated and is highly effective as a fair value hedge is recorded in current period earnings, along with the loss or gain on the hedged item attributable to the hedged risk. The gain or loss in the fair value of a derivative that is appropriately and contemporaneously documented, designated and is highly effective as a cash flow hedge is recorded in other comprehensive income, until earnings are affected by the variability of cash flows in the hedged item. Of the amount deferred in Other comprehensive income at December 31, 2006, AIG does not expect a material amount to be reclassified into earnings over the next twelve months. The portion of the gain or loss in the fair value of a derivative in a cash flow hedge that represents hedge ineffectiveness is recognized immediately in current period earnings. The amount of ineffectiveness was not material for 2006, 2005 and 2004. The gain or loss in the fair value of a derivative that is appropriately and contemporaneously documented, designated and is highly effective as a hedge of a net investment in a foreign operation is recorded in the foreign currency translation adjustments account within other comprehensive income. Changes in the fair value of derivatives used for other than hedging activities are reported in current period earnings (principally in realized capital gains and losses for AIG's insurance operations). AIG had no hedges that were considered fair value hedges or net investment hedges at December 31, 2006. At December 31, 2006, AIG's hedge accounting was limited to cash flow hedge accounting primarily related to the hedge of forecasted transactions.

AIG assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

As of January 1, 2006 and December 31, 2006, the related balance of accumulated derivative net loss arising from cash flow hedges, net of tax, was $25 million and $28 million, respectively. Of the change in accumulated derivative net loss $3 million represents current period reclassifications to operating income.

In addition to hedging activities, AIG also uses derivative instruments with respect to investment operations, which include, among other things, credit default swaps, and purchasing investments with embedded derivatives, such as equity linked notes and convertible bonds. All changes in the fair value of these derivatives are recorded in earnings. AIG bifurcates an embedded derivative where: *(i)* the economic characteristics of the embedded instruments are not clearly and closely related to those of the remaining components of the financial instrument; *(ii)* the contract that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value; and *(iii)* a separate instrument with the same terms as the embedded instrument meets the definition of a derivative under FAS 133.

The overwhelming majority of AIG's derivatives activities are conducted by AIGFP. AIGFP becomes a party to derivative financial instruments in the normal course of business and to reduce currency, interest rate, commodity, and equity exposures. Such instruments are reflected in the consolidated financial statements and are carried at a market or a fair value, whichever is appropriate. The recorded estimated fair values of such instruments may be different from the values that might be realized if AIGFP was required to sell or close out the transactions prior to maturity.

AIGFP, in the ordinary course of operations and as principal, structures and enters into derivative transactions to meet the needs of counterparties who may be seeking to hedge certain aspects of such counterparties' operations or obtain a desired financial exposure. AIGFP also enters into derivative transactions to hedge the financial exposures arising from its counterparty transactions. Such derivative transactions include interest rate, currency, commodity, credit and equity swaps, swaptions, and forward commitments. Interest rate swap transactions generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying notional amounts. AIGFP typically becomes a principal in the exchange of interest payments between the parties and, therefore, is exposed to counterparty credit risk and may be exposed to loss, if counterparties default. Currency, commodity, and equity swaps are similar to interest rate swaps, but involve the exchange of specific currencies or cashflows based on the underlying commodity, equity securities or indices. Also, they may involve the exchange of notional amounts at the beginning and end of the

19. Derivatives

Continued

transaction. Swaptions are options where the holder has the right but not the obligation to enter into a swap transaction or cancel an existing swap transaction. At December 31, 2006, the aggregate notional amount of AIGFP's outstanding swap transactions approximated $1,456 billion, primarily related to interest rate swaps of approximately $1,058 billion.

Notional amount represents a standard of measurement of the volume of swaps business of Capital Markets operations. Notional amount is not a quantification of market risk or credit risk and is not recorded on the consolidated balance sheet. Notional amounts generally represent those amounts used to calculate contractual cash flows to be exchanged and are not paid or received, except for certain contracts such as currency swaps.

The timing and the amount of cash flows relating to Capital Markets foreign exchange forwards and exchange traded futures and options contracts are determined by each of the respective contractual agreements.

The following table presents the contractual and notional amounts by maturity and type of derivative of Capital Markets derivatives portfolio at December 31, 2006 and 2005:

	Remaining Life of Notional Amount*					
(in millions)	One Year	Two Through Five Years	Six Through Ten Years	After Ten Years	**Total 2006**	Total 2005
Capital Markets interest rate, currency and equity swaps and swaptions:						
Notional amount:						
Interest rate swaps	$380,704	$505,317	$149,573	$22,685	**$1,058,279**	$ 837,389
Currency swaps	59,656	111,571	36,438	10,426	**218,091**	211,519
Swaptions, equity and commodity swaps	65,402	64,467	30,319	19,852	**180,040**	175,097
Total	$505,762	$681,355	$216,330	$52,963	**$1,456,410**	$1,224,005

* *Notional amount is not representative of either market risk or credit risk and is not recorded in the consolidated balance sheet.*

Futures and forward contracts are contracts that obligate the holder to sell or purchase foreign currencies, commodities or financial indices in which the seller/purchaser agrees to make/take delivery at a specified future date of a specified instrument, at a specified price or yield. Options are contracts that allow the holder of the option to purchase or sell the underlying commodity, currency or index at a specified price and within, or at, a specified period of time. As a writer of options, AIGFP generally receives an option premium and then manages the risk of any unfavorable change in the value of the underlying commodity, currency or index by entering into offsetting transactions with third-party market participants. Risks arise as a result of movements in current market prices from contracted prices, and the potential inability of the counterparties to meet their obligations under the contracts. At December 31, 2006, the contractual amount of Capital Markets futures, forward and option contracts approximated $520.2 billion.

The following table presents Capital Markets futures, forward and option contracts portfolio by maturity and type of derivative at December 31, 2006 and 2005:

	Remaining Life					
(in millions)	One Year	Two Through Five Years	Six Through Ten Years	After Ten Years	**Total 2006**	Total 2005
Futures, forward and options contracts:						
Exchange traded futures and options contracts contractual amount	$ 25,798	$1,473	$ —	$—	**$ 27,271**	$ 25,298
Over the counter forward contracts contractual amount	484,524	6,903	1,486	—	**492,913**	295,778
Total	$510,322	$8,376	$1,486	$—	**$520,184**	$321,076

AIGFP enters into credit derivative transactions in the ordinary course of its business. The majority of AIGFP's credit derivatives require AIGFP to provide credit protection on a designated portfolio of loans or debt securities. AIGFP provides such credit protection on a "second loss" basis, under which AIGFP's payment obligations arise only after credit losses in the designated portfolio exceed a specified threshold amount or level of "first losses." The threshold amount of credit losses that must be realized before AIGFP has any payment obligation is negotiated by AIGFP for each transaction to provide that the likelihood of any payment obligation by AIGFP under each transaction is remote, even in severe recessionary market scenarios. At December 31, 2006 and 2005, the notional amounts of this credit derivatives portfolio (including the super senior transactions) were $483.6 billion and $387.2 billion, respectively.

19. Derivatives

Continued

AIG and its subsidiaries also use derivatives and other instruments as part of its financial risk management programs. Interest rate derivatives (such as interest rate swaps) are used to manage interest rate risk associated with its investments in fixed income securities, commercial paper issuances, medium- and long-term note offerings, and other interest rate sensitive assets and liabilities. In addition, foreign exchange derivatives (principally cross currency swaps, forwards and options) are used to economically hedge non-U.S. dollar denominated debt, net capital exposures and foreign exchange transactions. The derivatives are effective economic hedges of the exposures they are meant to offset.

20. Variable Life and Annuity Contracts

AIG follows American Institute of Certified Public Accountants Statement of Position 03-1 (SOP 03-1), which requires recognition of a liability for guaranteed minimum death benefits and other living benefits related to variable annuity and variable life contracts as well as certain disclosures for these products.

AIG reports variable contracts through separate and variable accounts when investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder (traditional variable annuities), and the separate account qualifies for separate account treatment under SOP 03-1. In some foreign jurisdictions, separate accounts are not legally insulated from general account creditors and therefore do not qualify for separate account treatment under SOP 03-1. In such cases, the variable contracts are reported as general account contracts. AIG also reports variable annuity and life contracts through separate and variable accounts, or general accounts when not qualified for separate account reporting, where AIG contractually guarantees to the contract holder (variable contracts with guarantees) either *(a)* total deposits made to the contract less any partial withdrawals plus a minimum return (and in minor instances, no minimum returns) (Net Deposits Plus a Minimum Return) or *(b)* the highest contract value attained, typically on any anniversary date minus any subsequent withdrawals following the contract anniversary (Highest Contract Value Attained). These guarantees include benefits that are payable in the event of death, annuitization, or, in other instances, at specified dates during the accumulation period. Such benefits are referred to as guaranteed minimum death benefits (GMDB), guaranteed minimum income benefits (GMIB), and guaranteed minimum withdrawal benefit (GMWB), or guaranteed minimum account value benefits (GMAV), respectively. For AIG, GMDB is by far the most widely offered benefit.

The assets supporting the variable portion of both traditional variable annuities and variable contracts with guarantees are carried at fair value and reported as summary total separate and variable account assets with an equivalent summary total reported for liabilities when the separate account qualifies for separate account treatment under SOP 03-1. Assets for separate accounts that do not qualify for separate account treatment are reported as trading account assets, and liabilities are included in the respective policyholder liability account of the general account. Amounts assessed against the contract holders for mortality, administrative, and other services are included in revenue and changes in liabilities for minimum guarantees are included in incurred policy losses and benefits in the Consolidated Statement of Income. Separate and variable account net investment income, net investment gains and losses, and the related liability changes are offset within the same line item in the Consolidated Statement of Income for those accounts that qualify for separate account treatment under SOP 03-1. Net investment income and gains and losses on trading accounts for contracts that do not qualify for separate account treatment under SOP 03-1 are reported in net investment income and are offset by an equal amount reported in incurred policy losses and benefits.

The vast majority of AIG's exposure on guarantees made to variable contract holders arises from GMDB. Details concerning AIG's GMDB exposures as of December 31, 2006 and 2005 are as follows:

(dollars in billions)	Net Deposits Plus a Minimum Return	Highest Contract Value Attained
2006		
Account value[(a)]	**$64**	**$15**
Amount at risk[(b)]	**6**	**1**
Average attained age of contract holders by product	**38-70 years**	**56-71 years**
Range of guaranteed minimum return rates	**0-10%**	
2005		
Account value[(a)]	$59	$13
Amount at risk[(b)]	7	1
Average attained age of contract holders by product	51-70 years	57-70 years
Range of guaranteed minimum return rates	0-10%	

(a) Included in Policyholders' contract deposits in the Consolidated Balance Sheet.

(b) Represents the amount of death benefit currently in excess of Account value.

The following summarizes GMDB liabilities for guarantees on variable contracts reflected in the general account.

(in millions)	**2006**	2005
Balance at January 1	**$442**	$485
Reserve increase	**35**	33
Benefits paid	**(71)**	(76)
Balance at December 31	**$406**	$442

The GMDB liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. AIG regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit

20. Variable Life and Annuity Contracts
Continued

expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

The following assumptions and methodology were used to determine the domestic and foreign GMDB liability as of December 31, 2006:

- Data used was up to 5,000 stochastically generated investment performance scenarios.
- Mean investment performance assumptions ranged from 0 percent to approximately ten percent depending on the block of business.
- Volatility assumptions ranged from 10 percent to 30 percent depending on the block of business.
- Mortality was assumed at between 60 percent and 102 percent of various life and annuity mortality tables.
- For domestic contracts, lapse rates vary by contract type and duration and ranged from zero percent to 40 percent. For Japan, lapse rates ranged from zero percent to 20 percent depending on the type of contract.
- For domestic contracts, the discount rate ranged from 3.25 percent to 11 percent. For Japan, the discount rate ranged from zero percent to seven percent.

In addition to GMDB, AIG's contracts currently include to a lesser extent GMIB. The GMIB liability is determined each period end by estimating the expected value of the annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. AIG regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. As of December 31, 2006, most of AIG's GMIB exposure was transferred via reinsurance agreements. Contracts with GMIB not reinsured have account values of $21 million with a corresponding reserve of less than $4 million.

AIG contracts currently include a minimal amount of GMAV and GMWB. GMAV and GMWB are considered to be derivatives and are recognized at fair value through earnings. AIG enters into derivative contracts to partially hedge the economic exposure that arises from GMAV and GMWB.

21. Quarterly Financial Information (Unaudited)

The following quarterly financial information for each of the three months ended March 31, June 30, September 30 and December 31, 2006 and 2005 is unaudited. However, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the results of operations for such periods, have been made.

Consolidated Statements of Income

	Three Months Ended							
	March 31,		June 30,		September 30,		December 31,	
(in millions, except per share data)	**2006**	2005	**2006**	2005	**2006**	2005[(a)]	**2006**	2005[(b)]
Revenues	**$27,259**	$27,202	**$26,743**	$27,903	**$29,199**	$26,408	**$29,993**	$27,392
Income before income taxes, minority interest and cumulative effect of an accounting change	**4,793**	5,649	**5,241**	6,701	**6,301**	2,547	**5,352**	316
Income before cumulative effect of an accounting change	**3,161**	3,799	**3,190**	4,489	**4,224**	1,745	**3,439**	444
Net income	**$ 3,195**	$ 3,799	**$ 3,190**	$ 4,489	**$ 4,224**	$ 1,745	**$ 3,439**	$ 444
Earnings per common share:								
Basic								
Income before cumulative effect of an accounting change	**$ 1.21**	$ 1.46	**$ 1.23**	$ 1.73	**$ 1.62**	$ 0.67	**$ 1.32**	$ 0.17
Cumulative effect of an accounting change, net of tax	**0.01**	—	**—**	—	**—**	—	**—**	—
Net income	**$ 1.22**	$ 1.46	**$ 1.23**	$ 1.73	**$ 1.62**	$ 0.67	**$ 1.32**	$ 0.17
Diluted								
Income before cumulative effect of an accounting change	**$ 1.21**	$ 1.45	**$ 1.21**[(c)]	$ 1.71	**$ 1.61**	$ 0.66[(c)]	**$ 1.31**	$ 0.17
Cumulative effect of an accounting change, net of tax	**0.01**	—	**—**	—	**—**	—	**—**	—
Net income	**$ 1.22**	$ 1.45	**$ 1.21**[(c)]	$ 1.71	**$ 1.61**	$ 0.66[(c)]	**$ 1.31**	$ 0.17
Average shares outstanding:								
Basic	**2,605**	2,597	**2,606**	2,596	**2,607**	2,597	**2,610**	2,597
Diluted	**2,624**	2,624	**2,625**	2,623	**2,626**	2,624	**2,622**	2,626

(a) The third quarter of 2005 included catastrophe losses of approximately $2.4 billion.

(b) The fourth quarter of 2005 included catastrophe losses of $841 million, regulatory settlement costs of approximately $1.6 billion, and an increase in net reserves of approximately $1.8 billion resulting from the annual review of General Insurance loss and loss adjustment reserves.

(c) Diluted earnings per common share were $1.216 for the quarter ended June 30, 2006, and $0.666 for the quarter ended September 30, 2005 using the discrete period weighted average shares outstanding for the respective periods.

22. Information Provided in Connection With Outstanding Debt

The following condensed consolidating financial statements are provided in compliance with Regulation S-X of the SEC.

(a) AGC is a holding company and a wholly owned subsidiary of AIG. AIG provides a full and unconditional guarantee of all outstanding debt of AGC.

American General Corporation (AGC):
Condensed Consolidating Balance Sheet

(in millions)	American International Group, Inc. Guarantor	AGC Issuer	Other Subsidiaries	Eliminations	Consolidated AIG
December 31, 2006					
Assets:					
Invested assets	$ 7,346	$ —	$797,976	$ (14,822)	$790,500
Cash	76	—	1,514	—	1,590
Carrying value of subsidiaries and partially owned companies, at equity	109,125	27,967	8,436	(144,427)	1,101
Other assets	3,989	2,622	181,561	(1,949)	186,223
Total assets	$120,536	$30,589	$989,487	$(161,198)	$979,414
Liabilities:					
Insurance liabilities	$ 21	$ —	$495,135	$ (64)	$495,092
Debt	15,157	2,136	146,206	(14,820)	148,679
Other liabilities	3,681	3,508	228,068	(1,482)	233,775
Total liabilities	18,859	5,644	869,409	(16,366)	877,546
Preferred shareholders' equity in subsidiary companies	—	—	191	—	191
Total shareholders' equity	101,677	24,945	119,887	(144,832)	101,677
Total liabilities, preferred shareholders' equity in subsidiary companies and shareholders' equity	$120,536	$30,589	$989,487	$(161,198)	$979,414
December 31, 2005					
Assets:					
Invested assets	$ 122	$ —	$696,424	$ (13,696)	$682,850
Cash	190	—	1,707	—	1,897
Carrying value of subsidiaries and partially owned companies, at equity	90,723	27,027	15,577	(132,169)	1,158
Other assets	4,332	2,577	161,564	(1,327)	167,146
Total assets	$ 95,367	$29,604	$875,272	$(147,192)	$853,051
Liabilities:					
Insurance liabilities	$ 408	$ —	$460,271	$ (56)	$460,623
Debt	5,329	2,087	114,490	(12,057)	109,849
Other liabilities	3,313	4,110	191,707	(3,054)	196,076
Total liabilities	9,050	6,197	766,468	(15,167)	766,548
Preferred shareholders' equity in subsidiary companies	—	—	186	—	186
Total shareholders' equity	86,317	23,407	108,618	(132,025)	86,317
Total liabilities, preferred shareholders' equity in subsidiary companies and shareholders' equity	$ 95,367	$29,604	$875,272	$(147,192)	$853,051

22. Information Provided in Connection With Outstanding Debt

Continued

Condensed Consolidating Statement of Income

(in millions)	American International Group, Inc. Guarantor	AGC Issuer	Other Subsidiaries	Eliminations	Consolidated AIG
Year Ended December 31, 2006					
Operating income	**$ (786)**	**$ 122**	**$22,351**	**$ —**	**$21,687**
Equity in undistributed net income of consolidated subsidiaries	**13,308**	**1,263**	**—**	**(14,571)**	**—**
Dividend income from consolidated subsidiaries	**1,689**	**602**	**—**	**(2,291)**	**—**
Income taxes (benefits)	**197**	**(131)**	**6,471**	**—**	**6,537**
Minority interest	**—**	**—**	**(1,136)**	**—**	**(1,136)**
Cumulative effect of an accounting change	**34**	**—**	**—**	**—**	**34**
Net income (loss)	**$14,048**	**$2,118**	**$14,744**	**$(16,862)**	**$14,048**
Year Ended December 31, 2005					
Operating income	$(1,569)	$ (200)	$16,982	$ —	$15,213
Equity in undistributed net income of consolidated subsidiaries	10,156	2,530	—	(12,686)	—
Dividend income from consolidated subsidiaries	1,958	—	—	(1,958)	—
Income taxes (benefits)	68	(92)	4,282	—	4,258
Minority interest	—	—	(478)	—	(478)
Net income (loss)	$10,477	$2,422	$12,222	$(14,644)	$10,477
Year Ended December 31, 2004					
Operating income	$ 161	$ 90	$14,594	$ —	$14,845
Equity in undistributed net income of consolidated subsidiaries	8,602	2,048	—	(10,650)	—
Dividend income from consolidated subsidiaries	1,939	65	—	(2,004)	—
Income taxes (benefits)	863	31	3,513	—	4,407
Minority interest	—	—	(455)	—	(455)
Cumulative effect of an accounting change	—	—	(144)	—	(144)
Net income (loss)	$ 9,839	$2,172	$10,482	$(12,654)	$ 9,839

22. Information Provided in Connection With Outstanding Debt
Continued

Condensed Consolidating Statements of Cash Flow

(in millions)	American International Group, Inc. Guarantor	AGC Issuer	Other Subsidiaries	Consolidated AIG
Year Ended December 31, 2006				
Net cash provided by operating activities	**$ (590)**	**$ 258**	**$ 7,161**	**$ 6,829**
Cash flows from investing:				
Invested assets disposed	**3,831**	**—**	**154,283**	**158,114**
Invested assets acquired	**(8,298)**	**—**	**(215,759)**	**(224,057)**
Other	**(3,176)**	**(67)**	**2,146**	**(1,097)**
Net cash used in investing activities	**(7,643)**	**(67)**	**(59,330)**	**(67,040)**
Cash flows from financing activities:				
Issuance of debt	**12,038**	**—**	**61,942**	**73,980**
Repayments of debt	**(2,417)**	**—**	**(34,063)**	**(36,480)**
Other	**(1,502)**	**(191)**	**23,983**	**22,290**
Net cash provided by (used in) financing activities	**8,119**	**(191)**	**51,862**	**59,790**
Effect of exchange rate changes on cash	**—**	**—**	**114**	**114**
Change in cash	**(114)**	**—**	**(193)**	**(307)**
Cash at beginning of year	**190**	**—**	**1,707**	**1,897**
Cash at end of year	**$ 76**	**$ —**	**$ 1,514**	**$ 1,590**
Year Ended December 31, 2005				
Net cash provided by operating activities	$ 1,854	$ 805	$ 22,723	$ 25,382
Cash flows from investing:				
Invested assets disposed	—	—	184,843	184,843
Invested assets acquired	(598)	—	(245,804)	(246,402)
Other	(1,083)	(247)	389	(941)
Net cash used in investing activities	(1,681)	(247)	(60,572)	(62,500)
Cash flows from financing activities:				
Issuance of debt	2,101	—	64,960	67,061
Repayments of debt	(607)	(398)	(51,099)	(52,104)
Other	(1,494)	(160)	23,866	22,212
Net cash provided by (used in) financing activities	—	(558)	37,727	37,169
Effect of exchange rate changes on cash	—		(163)	(163)
Change in cash	173	—	(285)	(112)
Cash at beginning of year	17	—	1,992	2,009
Cash at end of year	$ 190	$ —	$ 1,707	$ 1,897
Year Ended December 31, 2004				
Net cash provided by operating activities	$ 1,390	$ 839	$ 27,185	$ 29,414
Cash flows from investing:				
Invested assets disposed	502	—	149,883	150,385
Invested assets acquired	(107)	—	(242,231)	(242,338)
Other	251	(408)	(486)	(643)
Net cash used in investing activities	646	(408)	(92,834)	(92,596)
Cash flows from financing activities:				
Issuance of debt	—	—	46,695	46,695
Repayments of debt	(400)	(349)	(32,203)	(32,952)
Other	(1,638)	(82)	52,194	50,474
Net cash provided by (used in) financing activities	(2,038)	(431)	66,686	64,217
Effect of exchange rate changes on cash	—		52	52
Change in cash	(2)	—	1,089	1,087
Cash at beginning of year	19	—	903	922
Cash at end of year	$ 17	$ —	$ 1,992	$ 2,009

22. Information Provided in Connection With Outstanding Debt

Continued

(b) AIG Liquidity Corp. is a wholly owned subsidiary of AIG. AIG provides a full and unconditional guarantee of all obligations of AIG Liquidity Corp., which commenced operations in 2003.

AIG Liquidity Corp.:
Condensed Consolidating Balance Sheet

(in millions)	American International Group, Inc. Guarantor	AIG Liquidity Corp.	Other Subsidiaries	Eliminations	Consolidated AIG
December 31, 2006					
Assets:					
Invested assets	**$ 7,346**	**$ ***	**$ 797,976**	**$ (14,822)**	**$790,500**
Cash	**76**	*****	**1,514**	**—**	**1,590**
Carrying value of subsidiaries and partially owned companies, at equity	**109,125**	**—**	**36,403**	**(144,427)**	**1,101**
Other assets	**3,989**	*****	**184,183**	**(1,949)**	**186,223**
Total assets	**$120,536**	**$ ***	**$1,020,076**	**$(161,198)**	**$979,414**
Liabilities:					
Insurance liabilities	**$ 21**	**$—**	**$ 495,135**	**$ (64)**	**$495,092**
Debt	**15,157**	*****	**148,342**	**(14,820)**	**148,679**
Other liabilities	**3,681**	*****	**231,576**	**(1,482)**	**233,775**
Total liabilities	**18,859**	**$ ***	**$ 875,053**	**$ (16,366)**	**$877,546**
Preferred shareholders' equity in subsidiary companies	**—**	**—**	**191**	**—**	**191**
Total shareholders' equity	**101,677**	*****	**144,832**	**(144,832)**	**101,677**
Total liabilities, preferred shareholders' equity in subsidiary companies and shareholders' equity	**$120,536**	**$ ***	**$1,020,076**	**$(161,198)**	**$979,414**
December 31, 2005					
Assets:					
Invested assets	$ 122	$ *	$ 696,424	$ (13,696)	$682,850
Cash	190	*	1,707	—	1,897
Carrying value of subsidiaries and partially owned companies, at equity	90,723	—	42,604	(132,169)	1,158
Other assets	4,332	*	164,141	(1,327)	167,146
Total assets	$ 95,367	$ *	$ 904,876	$(147,192)	$853,051
Liabilities:					
Insurance liabilities	$ 408	$—	$ 460,271	$ (56)	$460,623
Debt	5,329	*	116,577	(12,057)	109,849
Other liabilities	3,313	*	195,817	(3,054)	196,076
Total liabilities	9,050	*	772,665	(15,167)	766,548
Preferred shareholders' equity in subsidiary companies	—	—	186	—	186
Total shareholders' equity	86,317	*	132,025	(132,025)	86,317
Total liabilities, preferred shareholders' equity in subsidiary companies and shareholders' equity	$ 95,367	$ *	$ 904,876	$(147,192)	$853,051

* *Amounts significantly less than $1 million.*

22. Information Provided in Connection With Outstanding Debt
Continued

Condensed Consolidating Statement of Income

(in millions)	American International Group, Inc. Guarantor	AIG Liquidity Corp.	Other Subsidiaries	Eliminations	Consolidated AIG
Year Ended December 31, 2006					
Operating Income	**$ (786)**	**$ ***	**$22,473**	**$ —**	**$21,687**
Equity in undistributed net income of consolidated subsidiaries	**13,308**	**—**	**1,263**	**(14,571)**	**—**
Dividend income from consolidated subsidiaries	**1,689**	**—**	**602**	**(2,291)**	**—**
Income taxes (benefits)	**197**	*****	**6,340**	**—**	**6,537**
Minority interest	**—**	**—**	**(1,136)**	**—**	**(1,136)**
Cumulative effect of an accounting change	**34**	*****	**—**	**—**	**34**
Net income (loss)	**$14,048**	**$ ***	**$16,862**	**$(16,862)**	**$14,048**
Year Ended December 31, 2005					
Operating Income	$ (1,569)	$ *	$16,782	$ —	$15,213
Equity in undistributed net income of consolidated subsidiaries	10,156	—	2,530	(12,686)	—
Dividend income from consolidated subsidiaries	1,958	*	—	(1,958)	—
Income taxes (benefits)	68	—	4,190	—	4,258
Minority interest	—	—	(478)	—	(478)
Net income (loss)	$10,477	$ *	$14,644	$(14,644)	$10,477
Year Ended December 31, 2004					
Operating Income	$ 161	$ *	$14,684	$ —	$14,845
Equity in undistributed net income of consolidated subsidiaries	8,602	—	2,048	(10,650)	—
Dividend income from consolidated subsidiaries	1,939	—	65	(2,004)	—
Income taxes (benefits)	863	*	3,544	—	4,407
Minority interest	—	—	(455)	—	(455)
Cumulative effect of an accounting change	—	—	(144)	—	(144)
Net income (loss)	$ 9,839	$ *	$12,654	$(12,654)	$ 9,839

* *Amounts significantly less than $1 million.*

22. Information Provided in Connection With Outstanding Debt

Continued

Condensed Consolidating Statements of Cash Flow

(in millions)	American International Group, Inc. Guarantor	AIG Liquidity Corp.	Other Subsidiaries	Consolidated AIG
Year Ended December 31, 2006				
Net cash provided by operating activities	**$ (590)**	**$ ***	**$ 7,419**	**$ 6,829**
Cash flows from investing activities:				
Invested assets disposed	**3,831**	**—**	**154,283**	**158,114**
Invested assets acquired	**(8,298)**	**—**	**(215,759)**	**(224,057)**
Other	**(3,176)**	*****	**2,079**	**(1,097)**
Net cash used in investing activities	**(7,643)**	*****	**(59,397)**	**(67,040)**
Cash flows from financing activities:				
Issuance of debt	**12,038**	**—**	**61,942**	**73,980**
Repayments of debt	**(2,417)**	**—**	**(34,063)**	**(36,480)**
Other	**(1,502)**	*****	**23,792**	**22,290**
Net cash provided by (used in) financing activities	**8,119**	*****	**51,671**	**59,790**
Effect of exchange rate changes on cash	**—**	**—**	**114**	**114**
Change in cash	**(114)**	*****	**(193)**	**(307)**
Cash at beginning of year	**190**	**—**	**1,707**	**1,897**
Cash at end of year	**$ 76**	**$ ***	**$ 1,514**	**$ 1,590**
Year Ended December 31, 2005				
Net cash provided by operating activities	$ 1,854	$ *	$ 23,528	$ 25,382
Cash flows from investing activities:				
Invested assets disposed	—	—	184,843	184,843
Invested assets acquired	(598)	—	(245,804)	(246,402)
Other	(1,083)	*	142	(941)
Net cash used in investing activities	(1,681)	*	(60,819)	(62,500)
Cash flows from financing activities:				
Issuance of debt	2,101	—	64,960	67,061
Repayments of debt	(607)	—	(51,497)	(52,104)
Other	(1,494)	*	23,706	22,212
Net cash provided by (used in) financing activities	—	*	37,169	37,169
Effect of exchange rate changes on cash	—	—	(163)	(163)
Change in cash	173	*	(285)	(112)
Cash at beginning of year	17	—	1,992	2,009
Cash at end of year	$ 190	$ *	$ 1,707	$ 1,897
Year Ended December 31, 2004				
Net cash provided by operating activities	$ 1,390	$ *	$ 28,024	$ 29,414
Cash flows from investing activities:				
Invested assets disposed	502	—	149,883	150,385
Invested assets acquired	(107)	—	(242,231)	(242,338)
Other	251	*	(894)	(643)
Net cash used in investing activities	646	*	(93,242)	(92,596)
Cash flows from financing activities:				
Issuance of debt	—	—	46,695	46,695
Repayments of debt	(400)	—	(32,552)	(32,952)
Other	(1,638)	*	52,112	50,474
Net cash provided by (used in) financing activities	(2,038)	*	66,255	64,217
Effect of exchange rate changes on cash	—	—	52	52
Change in cash	(2)	*	1,089	1,087
Cash at beginning of year	19	—	903	922
Cash at end of year	$ 17	$ *	$ 1,992	$ 2,009

* *Amounts significantly less than $1 million.*

23. Cash Flows

As part of its remediation activities during 2006, AIG determined that certain non-cash activities and adjustments, including the effects of changes in foreign exchange translation on assets and liabilities, previously were misclassified within the operating, investing and financing sections of the Consolidated Statement of Cash Flows. The more significant line items revised include the change in General and life insurance reserves and DAC within operating activities; Purchases of fixed maturity securities within investing activities; and Proceeds from notes, bonds, loans and mortgages payable, and hybrid financial instrument liabilities within financing activities. After evaluating the effect of these items during the third quarter of 2006, AIG has revised the previous periods presented below to conform to the 2006 presentation:

(in millions)	Year Ended December 31, 2005	Year Ended December 31, 2004
Cash flows from operating activities — As previously reported	$ 25,138	$ 30,716
Revisions	244	(1,302)
Cash flows from operating activities — As revised	$ 25,382	$ 29,414
Cash flows from investing activities — As previously reported	$(57,321)	$(97,115)
Revisions	(5,179)	4,519
Cash flows from investing activities — As revised	$(62,500)	$(92,596)
Cash flows from financing activities — As previously reported	$ 32,999	$ 66,494
Revisions	4,170	(2,277)
Cash flows from financing activities — As revised	$ 37,169	$ 64,217
Effect of exchange rate changes on cash — As previously reported	$ (928)	$ 992
Revisions	765	(940)
Effect of exchange rate changes on cash — As revised	$ (163)	$ 52

There was no effect on ending cash balances.

Part II – Other Information

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

There have been no changes in accountants during the twenty-four months ended December 31, 2006.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

In connection with the preparation of this Annual Report on Form 10-K, an evaluation was carried out by AIG's management, with the participation of AIG's Chief Executive Officer and Chief Financial Officer, of the effectiveness of AIG's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (Exchange Act)) as of December 31, 2006. Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

During the evaluation of disclosure controls and procedures as of December 31, 2005 conducted during the preparation of AIG's financial statements to be included in the Annual Report on Form 10-K for the year ended December 31, 2005, three material weaknesses in internal control over financial reporting were identified, relating to controls over certain balance sheet reconciliations, controls over the accounting for certain derivative transactions and controls over income tax accounting. As a result, AIG's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2005, AIG's disclosure controls and procedures were ineffective.

Under the direction of its Chief Executive Officer and Chief Financial Officer, AIG continued to implement its plans to remediate the material weaknesses, and adjusted these plans as appropriate.

AIG's remediation efforts were governed by a Steering Committee, under the direction of AIG's Chief Risk Officer and also including AIG's Chief Executive Officer, Chief Financial Officer and Comptroller. The status of remediation of each material weakness was reviewed with the Audit Committee and this Committee was advised of issues encountered and key decisions reached by AIG management relating to the remediation efforts.

As of December 31, 2006 and as described under Remediation of Material Weaknesses in Internal Control Over Financial Reporting below, the material weaknesses relating to the controls over certain balance sheet reconciliations and the controls over the accounting for certain derivative transactions were remediated, and the material weakness relating to the controls over income tax accounting was not fully remediated.

As a result of the remaining material weakness in internal control over financial reporting relating to income tax accounting, described more fully below, AIG's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2006, AIG's disclosure controls and procedures were ineffective.

Notwithstanding the existence of this remaining material weakness, AIG believes that the consolidated financial statements in this Annual Report on Form 10-K fairly present, in all material respects, AIG's financial condition as of December 31, 2006 and 2005, and results of its operations and cash flows for the years ended December 31, 2006, 2005 and 2004, in conformity with U.S. generally accepted accounting principles (GAAP).

Management's Report on Internal Control Over Financial Reporting

Management of AIG is responsible for establishing and maintaining adequate internal control over financial reporting. AIG's internal control over financial reporting is a process, under the supervision of AIG's Chief Executive Officer and Chief Financial Officer, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of AIG's financial statements for external purposes in accordance with GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

AIG management conducted an assessment of the effectiveness of AIG's internal control over financial reporting as of December 31, 2006 based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of AIG's annual or interim financial statements will not be prevented or detected. AIG management has concluded that, as of December 31, 2006, the material weakness relating to the controls over income tax accounting was not fully remediated.

Controls over income tax accounting: AIG did not maintain effective controls over the determination and reporting of certain components of the provision for income taxes and related income tax balances. Specifically, AIG did not maintain effective controls to review and monitor the accuracy of the components of the income tax provision calculations and related income tax balances and to monitor the differences between the income tax basis and the financial reporting basis of assets and liabilities to effectively reconcile the differences to the deferred income tax balances. These control deficiencies resulted in adjustments to income tax expense, income taxes payable and deferred income tax asset and liability accounts in the 2006 annual and interim consolidated financial statements. Furthermore, these control deficiencies could result in a material misstatement of the annual or interim

AIG consolidated financial statements that would not be prevented or detected. Accordingly, AIG management has concluded that these control deficiencies constitute a material weakness.

As a result of the material weakness in internal control over financial reporting described above, AIG management has concluded that, as of December 31, 2006, AIG's internal control over financial reporting was not effective based on the criteria in *Internal Control — Integrated Framework* issued by the COSO.

Management's assessment of the effectiveness of AIG's internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in this Annual Report on Form 10-K.

Remediation of Material Weaknesses in Internal Control Over Financial Reporting

Throughout 2006 and continuing in 2007, AIG has been actively engaged in the implementation of remediation efforts to address the three material weaknesses in existence at December 31, 2005. These remediation efforts, outlined below, are specifically designed to address the material weaknesses identified by AIG management. As a result of its assessment of the effectiveness of internal control over financial reporting, AIG management determined that as of December 31, 2006, two material weaknesses, relating to the controls over certain balance sheet reconciliations and the controls over the accounting for certain derivative transactions, had been remediated, but the material weakness relating to the controls over income tax accounting had not been remediated.

Controls over certain balance sheet reconciliations: As of December 31, 2005, AIG did not maintain effective controls to ensure the accuracy of certain balance sheet accounts in certain key segments of AIG's operations, principally in the Domestic Brokerage Group (DBG). Specifically, accounting personnel did not perform timely reconciliations and did not properly resolve reconciling items for premium receivables, reinsurance recoverables and intercompany accounts.

During 2006, AIG management developed and implemented a corporate-wide accounting policy on balance sheet reconciliations, which augments the corporate guidelines on balance sheet reconciliations that were released in 2005. The policy requires all reporting units to perform timely reconciliations of their balance sheet accounts including the resolution of reconciling items and the evaluation of exposure.

AIG reporting units, including DBG, have been performing reconciliations of their accounts consistent with this policy. Implementation of the new policy was supplemented with dedicated training sessions, a self-assessment process and the continued addition of qualified staff to monitor on-going compliance with the new policy.

AIG continues to develop further enhancements to its controls over certain balance sheet reconciliations. Based upon the significant actions taken and the testing and evaluation of the effectiveness of the controls, AIG management has concluded that remediation of the material weakness in AIG's controls over certain balance sheet reconciliations had been achieved as of December 31, 2006.

Controls over the accounting for certain derivative transactions: As of December 31, 2005, AIG did not maintain effective controls over accounting for certain derivative transactions and related assets and liabilities under FAS 133. In particular, AIG did not maintain effective controls over the evaluation and documentation of whether certain derivative transactions qualified under GAAP for hedge accounting.

During 2006, AIG management implemented effective controls over accounting for derivative transactions. An important element of this implementation was the hiring in key staff positions of additional professionals with expertise in derivatives and hedge accounting.

AIG management has established a new corporate team with the responsibility and authority for overseeing and monitoring the application of hedge accounting throughout AIG. This team, staffed with accounting and quantitative professionals with extensive experience in dealing with derivative accounting matters, is responsible to ensure that the application of hedge accounting by AIG or its subsidiaries is in compliance with FAS 133 and AIG's accounting policies. As part of this activity, both enhancements to existing systems and investments in new applications were made to automate certain processes with respect to the application of hedge accounting and to reduce reliance on manual procedures.

Based upon the significant actions taken and the testing and evaluation of the effectiveness of the controls, AIG management has concluded that remediation of the material weakness in AIG's controls over the accounting for certain derivative transactions had been achieved as of December 31, 2006.

Continuing Remediation

Controls over income tax accounting: As of December 31, 2005, AIG did not maintain effective controls over the determination and reporting of certain components of the provision for income taxes and related income tax balances. During 2006, AIG management took the following actions to remediate this material weakness:

- Continued focus on implementing and testing of standard key controls globally,
- Continued focus on reconciling, evaluating and monitoring of historical balance sheet income tax accounts as well as more detailed financial statement exposure analysis,
- Implementation of a global income tax accounting reporting tool,
- Hiring of additional qualified staff including a new Director of Taxes, as well as Tax Managers and Tax Accountants at designated business units and Corporate, and
- Development and dissemination of income tax accounting training and education programs at the Corporate and business unit levels utilizing site visits and training conferences.

Notwithstanding these significant efforts towards remediation of the material weakness in controls over income tax accounting, implementation and testing of the standard key controls, as well as procedures and processes, were not completed within all business units as of December 31, 2006. As a result, the effectiveness and sustainability of controls and processes could not be assured as of that date.

Furthermore, during 2006, the reconciliation, evaluation and monitoring of historical balance sheet income tax accounts identified errors in the income tax balances. The errors identified to date were not material; therefore, they were recorded and disclosed in the period in which they were identified. AIG has not completed the necessary reconciliation and evaluation of all historical balance sheet income tax accounts; accordingly, additional work is required in the analysis of the remaining prior year balances. AIG cannot predict the outcome of the review and analysis described above or estimate the potential adjustments related to these remediation activities. However, in the opinion of AIG management and based upon information currently known, resolution of these historical balance sheet income tax accounts is not likely to have a material adverse effect on AIG's consolidated financial condition, but it is possible that the effect could be material to AIG's consolidated results of operations for an individual reporting period.

Remediation of the material weakness in controls over income tax accounting requires completing the implementation of key controls in the applicable AIG business units and testing them after they are in place to validate their effectiveness and sustainability. Due to the nature of these requirements and the need to complete the reconciliation of certain historical balances, no assurance can be given as to the specific timing of the remediation of this material weakness. AIG management continues to assign the highest priority to AIG's remediation efforts in this area, with the goal of remediating this material weakness by year-end 2007.

While the material weakness in controls over income tax accounting was not remediated, due to the substantive alternative procedures performed and compensating controls in place, AIG believes that the consolidated financial statements present fairly in all material respects AIG's financial condition as of December 31, 2006 and 2005, and results of its operations and cash flows for the years ended December 31, 2006, 2005 and 2004, in conformity with GAAP.

AIG recognizes that improvement in its internal controls over financial reporting and consolidation processes, as well as those over investment accounting, is essential. Over time, AIG intends to reduce its reliance on the manual controls that have been established. AIG is currently developing new systems and processes which will allow it to rely on front end detection and preventative controls which will be more sustainable over the long term. AIG recognizes that, to accomplish its goals, further strengthening and investing are needed in financial personnel, as well as in systems and processes. AIG is committed to making the investments necessary to make these improvements.

Changes in Internal Controls over Financial Reporting

Changes in AIG's internal control over financial reporting during the quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, AIG's internal control over financial reporting have been described above.

Item 9B. Other Information

None.

Part III

Item 10.
Directors, Executive Officers and Corporate Governance

Except for the information provided in Part I under the heading "Directors and Executive Officers of AIG", this item, including information regarding AIG's audit committee and audit committee financial expert, any material changes to the procedures by which security holders may recommend nominees to AIG's board of directors, if any, and information relating to AIG's code of ethics that applies to its directors, executive officers and senior financial officers, is omitted because a definitive proxy statement which involves the election of directors will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to Regulation 14A.

Item 11.
Executive Compensation

This item is omitted because a definitive proxy statement which involves the election of directors will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to Regulation 14A.

Item 12.
Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

This item is omitted because a definitive proxy statement which involves the election of directors will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to Regulation 14A.

Item 13.
Certain Relationships and Related Transactions, and Director Independence

This item is omitted because a definitive proxy statement which involves the election of directors will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to Regulation 14A.

Item 14.
Principal Accountant Fees and Services

This item is omitted because a definitive proxy statement which involves the election of directors will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to Regulation 14A.

Part IV

Item 15.
Exhibits and Financial Statement Schedules*

(a) Financial Statements and Schedules. See accompanying Index to Financial Statements.

(b) Exhibits. See accompanying Exhibit Index.

* *Part IV Item 15, Schedules, the Exhibits Index, and certain Exhibits were included in the Form 10-K filed with the Securities and Exchange Commission but have not been included herein. Copies may be obtained electronically through AIG's website at www.aigcorporate.com or from the Director of Investor Relations, American International Group, Inc.*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York, on the 1st of March, 2007.

AMERICAN INTERNATIONAL GROUP, INC.

By /s/ MARTIN J. SULLIVAN
(Martin J. Sullivan, President and Chief Executive Officer)

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Martin J. Sullivan and Steven J. Bensinger, and each of them severally, his or her true and lawful attorney-in-fact, with full power of substitution and resubstitution, to sign in his or her name, place and stead, in any and all capacities, to do any and all things and execute any and all instruments that such attorney may deem necessary or advisable under the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the U.S. Securities and Exchange Commission in connection with this Annual Report on Form 10-K and any and all amendments hereto, as fully for all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all said attorneys-in-fact and agents, each acting alone, and his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed below by the following persons in the capacities indicated on the 1st of March, 2007.

Signature	Title
/s/ MARTIN J. SULLIVAN (Martin J. Sullivan)	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ STEVEN J. BENSINGER (Steven J. Bensinger)	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ DAVID L. HERZOG (David L. Herzog)	Senior Vice President and Comptroller (Principal Accounting Officer)
/s/ MARSHALL A. COHEN (Marshall A. Cohen)	Director
/s/ MARTIN S. FELDSTEIN (Martin S. Feldstein)	Director
/s/ ELLEN V. FUTTER (Ellen V. Futter)	Director
/s/ STEPHEN L. HAMMERMAN (Stephen L. Hammerman)	Director
/s/ RICHARD C. HOLBROOKE (Richard C. Holbrooke)	Director
/s/ FRED H. LANGHAMMER (Fred H. Langhammer)	Director

Signature	Title
/s/ GEORGE L. MILES, JR. (George L. Miles, Jr.)	Director
/s/ MORRIS W. OFFIT (Morris W. Offit)	Director
/s/ JAMES F. ORR III (James F. Orr III)	Director
/s/ VIRGINIA M. ROMETTY (Virginia M. Rometty)	Director
/s/ MICHAEL H. SUTTON (Michael H. Sutton)	Director
/s/ EDMUND S.W. TSE (Edmund S.W. Tse)	Director
/s/ ROBERT B. WILLUMSTAD (Robert B. Willumstad)	Director
/s/ FRANK G. ZARB (Frank G. Zarb)	Director

Computation of Ratios of Earnings to Fixed Charges

Exhibit 12

Years Ended December 31, *(in millions, except ratios)*	**2006**	2005	2004	2003	2002
Income before income taxes, minority interest and cumulative effect of accounting changes	**$21,687**	$15,213	$14,845	$11,907	$ 7,808
Less — Equity income of less than 50% owned companies	**188**	(129)	164	146	168
Add — Dividends from less than 50% owned companies	**28**	146	22	13	13
	21,527	15,488	14,703	11,774	7,653
Add — Fixed charges	**9,062**	7,663	6,049	5,762	4,893
Less — Capitalized interest	**59**	64	59	52	61
Income before income taxes, minority interest, cumulative effect of accounting changes and fixed charges	**$30,530**	$23,087	$20,693	$17,484	$12,485
Fixed charges:					
Interest costs	**$ 8,843**	$ 7,464	$ 5,860	$ 5,588	$ 4,725
Rental expense*	**219**	199	189	174	168
Total fixed charges	**$ 9,062**	$ 7,663	$ 6,049	$ 5,762	$ 4,893
Ratio of earnings to fixed charges	**3.37**	3.01	3.42	3.03	2.55
Secondary Ratio					
Interest credited to GIC and GIA policy and contract holders	**$ (5,128)**	$ (4,760)	$ (3,674)	$ (3,578)	$ (2,702)
Total fixed charges excluding interest credited to GIC and GIA policy and contract holders	**$ 3,934**	$ 2,903	$ 2,375	$ 2,184	$ 2,191
Secondary ratio of earnings to fixed charges	**6.46**	6.31	7.17	6.37	4.47

* *The proportion deemed representative of the interest factor.*

The secondary ratio is disclosed for the convenience of fixed income investors and the rating agencies that serve them and is more comparable to the ratios disclosed by all issuers of fixed income securities. The secondary ratio removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contractholders. Such interest expenses are also removed from earnings used in this calculation. GICs and GIAs are entered into by AIG's insurance subsidiaries, principally SunAmerica Life Insurance Company and AIG Financial Products Corp. and its subsidiaries, respectively. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. The assets acquired yield rates greater than the rates on the related policyholders obligation or contract, with the intent of earning a profit from the spread.

Subsidiaries of Registrant

Exhibit 21

	Jurisdiction of Incorporation or Organization	Percentage of Voting Securities held by Immediate Parent[1]
American International Group, Inc.[2]	Delaware	[3]
AIG Capital Corporation	Delaware	100
AIG Capital India Private Limited	India	99[4]
AIG Global Asset Management Company (India) Private Limited	India	99[5]
AIG Consumer Finance Group, Inc.	Delaware	100
AIG Bank Polska S.A.	Poland	99.92
AIG Credit S.A.	Poland	100
Compania Financiera Argentina S.A.	Argentina	100
AIG Equipment Finance Holdings, Inc.	Delaware	100
AIG Commercial Equipment Finance, Inc.	Delaware	100
AIG Commercial Equipment Finance Company Canada	Canada	100
AIG Rail Services, Inc.	Delaware	100
AIG Finance Holdings, Inc.	New York	100
AIG Finance (Hong Kong) Limited	Hong Kong	100
AIG Global Asset Management Holdings Corp.	Delaware	100
AIG Asset Management Services, Inc.	Delaware	100
Brazos Capital Management, L.P.	Delaware	100
AIG Capital Partners, Inc.	Delaware	100
AIG Equity Sales Corp.	New York	100
AIG Global Investment Corp.	New Jersey	100
AIG Securities Lending Corp.	Delaware	100
AIG Global Real Estate Investment Corp.	Delaware	100
International Lease Finance Corporation	California	67.23[6]
AIG Credit Corp.	Delaware	100
A.I. Credit Consumer Discount Corp.	Pennsylvania	100
A.I. Credit Corp.	New Hampshire	100
AICCO, Inc.	Delaware	100
AICCO, Inc.	California	100
AIG Credit Corp. of Canada	Canada	100
Imperial Premium Funding, Inc.	Delaware	100
AIG Egypt Insurance Company, S.A.E.	Egypt	89.98
AIG Federal Savings Bank	USA	100
AIG Financial Advisor Services, Inc.	Delaware	100
AIG Financial Advisor Services (Europe), S.A.	Luxembourg	100
AIG Financial Products Corp.	Delaware	100
AIG Matched Funding Corp.	Delaware	100
Banque AIG	France	90[7]
AIG Funding, Inc.	Delaware	100
AIG Global Trade & Political Risk Insurance Company	New Jersey	100
AIG Israel Insurance Company Ltd.	Israel	50.01
AIG Life Holdings (International) LLC	Delaware	100
AIG Star Life Insurance Co., Ltd.	Japan	100
American International Reinsurance Company, Ltd.	Bermuda	100
AIG Life Edison Insurance Company	Japan	90[8]
American International Assurance Company, Limited	Hong Kong	100
American International Assurance Company (Australia) Limited	Australia	100
American International Assurance Company (Bermuda) Limited	Bermuda	100
American International Assurance Co. (Vietnam) Limited	Vietnam	100
Tata AIG Life Insurance Company Limited	India	26
Nan Shan Life Insurance Company, Ltd.	Taiwan	95
AIG Life Insurance Company	Delaware	79[9]
AIG Life Insurance Company of Puerto Rico	Puerto Rico	100
AIG Life Insurance Company (Switzerland) Ltd.	Switzerland	100
AIG Liquidity Corp.	Delaware	100

Subsidiaries of Registrant *Continued*

	Jurisdiction of Incorporation or Organization	Percentage of Voting Securities held by Immediate Parent[1]
AIG Private Bank Ltd.	Switzerland	100
AIG Property Casualty Insurance Group, Inc.	Delaware	100
AIG Commercial Insurance Group, Inc.	Delaware	100
AIG Aviation, Inc.	Georgia	100
AIG Casualty Company	Pennsylvania	100
AIG Risk Management, Inc.	New York	100
AIU Insurance Company	New York	52[10]
American Home Assurance Company	New York	100
AIG Domestic Claims, Inc.	Delaware	50[11]
AIG Hawaii Insurance Company	Hawaii	100
American Pacific Insurance Company	Hawaii	100
American International Insurance Company	New York	50[12]
AIG Advantage Insurance Company	Minnesota	100
American International Insurance Company of California	California	100
American International Insurance Company of New Jersey	New Jersey	100
American International Realty Corp.	Delaware	31.5[13]
Pine Street Real Estate Holdings Corp.	New Hampshire	31.47[14]
Transatlantic Holdings, Inc.	Delaware	33.34[15]
Transatlantic Reinsurance Company	New York	100
Putnam Reinsurance Company	New York	100
Trans Re Zurich	Switzerland	100
American International Surplus Lines Agency, Inc.	New Jersey	100
Audubon Insurance Company	Louisiana	100
Agency Management Corporation	Louisiana	100
The Gulf Agency, Inc.	Alabama	100
Audubon Indemnity Company	Mississippi	100
Commerce and Industry Insurance Company	New York	100
Commerce and Industry Insurance Company of Canada	Canada	100
The Insurance Company of the State of Pennsylvania	Pennsylvania	100
Landmark Insurance Company	California	100
National Union Fire Insurance Company of Pittsburgh, Pa	Pennsylvania	100
American International Specialty Lines Insurance Company	Alaska	70[16]
Lexington Insurance Company	Delaware	70[17]
AIG Centennial Insurance Company	Pennsylvania	100
AIG Auto Insurance Company of New Jersey	New Jersey	100
AIG Preferred Insurance Company	Pennsylvania	100
AIG Premier Insurance Company	Pennsylvania	100
AIG Indemnity Insurance Company	Pennsylvania	100
JI Accident & Fire Insurance Co. Ltd.	Japan	50
National Union Fire Insurance Company of Louisiana	Louisiana	100
National Union Fire Insurance Company of Vermont	Vermont	100
21st Century Insurance Group	California	33.03[18]
21st Century Casualty Company	California	100
21st Century Insurance Company	California	100
21st Century Insurance Company of the Southwest	Texas	100
Starr Excess Liability Insurance Company, Ltd.	Delaware	100
Starr Liability Insurance International Ltd.	Ireland	100
New Hampshire Insurance Company	Pennsylvania	100
AI Network Corporation	Delaware	100
AIG Europe, S.A.	France	70.48[19]
American International Pacific Insurance Company	Colorado	100
American International South Insurance Company	Pennsylvania	100
Granite State Insurance Company	Pennsylvania	100
Illinois National Insurance Co.	Illinois	100

Subsidiaries of Registrant *Continued*

	Jurisdiction of Incorporation or Organization	Percentage of Voting Securities held by Immediate Parent[1]
New Hampshire Indemnity Company, Inc.	Pennsylvania	100
AIG National Insurance Company, Inc.	New York	100
New Hampshire Insurance Services, Inc.	New Hampshire	100
Risk Specialists Companies, Inc.	Delaware	100
AIG Marketing, Inc.	Delaware	100
American International Insurance Company of Delaware	Delaware	100
Hawaii Insurance Consultants, Inc.	Hawaii	100
AIG Retirement Services, Inc.	Delaware	100
SunAmerica Life Insurance Company	Arizona	100
SunAmerica Investments, Inc.	Georgia	70[20]
AIG Advisor Group, Inc.	Maryland	100
Advantage Capital Corporation	New York	100
American General Securities Incorporated	Texas	100
FSC Securities Corporation	Delaware	100
Royal Alliance Associates, Inc.	Delaware	100
SunAmerica Securities, Inc.	Delaware	100
AIG SunAmerica Life Assurance Company	Arizona	100
AIG SunAmerica Asset Management Corp.	Delaware	100
AIG SunAmerica Capital Services, Inc.	Delaware	100
First SunAmerica Life Insurance Company	New York	100
AIG Technologies, Inc.	New Hampshire	100
AIG Trading Group, Inc.	Delaware	100
AIG International, Inc.	Delaware	100
AIGTI, Inc.	Delaware	100
AIU Holdings, LLC	Delaware	100
AIG Central Europe & CIS Insurance Holdings Corporation	Delaware	100
AIG Bulgaria Insurance and Reinsurance Company EAD	Bulgaria	100
AIG Czech Republic pojistovna, as	Czech Republic	100
AIG Kazakhstan Insurance Company, S.A.	Kazakhstan	88.87
AIG Memsa, Inc.	Delaware	100
AIG Hayleys Investment Holdings (Private) Ltd.	Sri Lanka	80
Hayleys AIG Insurance Company, Ltd.	Sri Lanka	100
AIG Iraq	Delaware	100
AIG Lebanon, S.A.L	Lebanon	100
AIG Libya, Inc.	Libya	100
AIG Sigora A.S	Turkey	100
Tata AIG General Insurance Company Limited	India	26
AIU Africa Holdings, Inc.	Delaware	100
AIG Kenya Insurance Company, Limited	Kenya	100
AIU North America, Inc.	New York	100
American General Corporation	Texas	100
AGC Life Insurance Company	Missouri	100
AIG Life Holdings (Canada), ULC	Canada	100
AIG Assurance Canada	Canada	100
AIG Life Insurance Company of Canada	Canada	100
AIG Life of Bermuda, Ltd.	Bermuda	100
American General Life and Accident Insurance Company	Tennessee	100
American General Life Insurance Company	Texas	100
AIG Annuity Insurance Company	Texas	100
AIG Enterprise Services, LLC	Delaware	100
American General Annuity Service Corporation	Texas	100
American General Life Companies, LLC	Delaware	100
American General Property Insurance Company	Tennessee	51.85[21]

Subsidiaries of Registrant *Continued*

	Jurisdiction of Incorporation or Organization	Percentage of Voting Securities held by Immediate Parent[1]
American General Property Insurance Company of Florida	Florida	100
The United State Life Insurance Company in the City of New York	New York	100
The Variable Annuity Life Insurance Company	Texas	100
VALIC Retirement Services Company	Texas	100
American General Assurance Company	Illinois	100
American General Indemnity Company	Illinois	100
American General Bancassurance Services, Inc.	Illinois	100
American General Finance, Inc.	Indiana	100
American General Auto Finance, Inc.	Delaware	100
American General Finance Corporation	Indiana	100
Merit Life Insurance Co.	Indiana	100
MorEquity, Inc.	Nevada	100
Wilmington Finance, Inc.	Delaware	100
Yosemite Insurance Company	Indiana	100
CommoLoCo, Inc.	Puerto Rico	100
American General Financial Services of Alabama, Inc.	Delaware	100
American General Investment Management Corporation	Delaware	100
American General Realty Investment Corporation	Texas	100
Knickerbocker Corporation	Texas	100
American International Life Assurance Company of New York	New York	77.52[22]
American International Underwriters Corporation	New York	100
American International Underwriters Overseas, Ltd.	Bermuda	100
A.I.G. Colombia Seguros Generales S.A.	Colombia	100
AIG Brasil Companhia de Seguros	Brazil	50
AIG Direct Marketing Company Ltd.	Taiwan	100
Central Insurance Company Limited	Taiwan	100
AIG Europe (Ireland) Limited	Ireland	100
AIG Europe (UK) Limited	England	100
AIG General Insurance (Thailand) Company Limited	Thailand	100
AIG General Insurance (Vietnam) Company Limited	Vietnam	100
AIG MEMSA Insurance Company Ltd.	United Arab Emirates	100
AIG Takaful B.S.C.	Bahrain	100
American International Insurance Company of Puerto Rico	Puerto Rico	100
American International Underwriters GmBH	Germany	100
La Meridional Compania Argentina de Seguros	Argentina	100
La Seguridad de Centroamerica Compania de Seguros S.A.	Guatemala	100
Richmond Insurance Company Limited	Bermuda	100
Underwriters Adjustment Company	Panama	100
American Life Insurance Company	Delaware	100
AIG Life (Bulgaria) Z.D.A.D.	Bulgaria	100
ALICO, S.A.	France	100
First American Polish Life Insurance and Reinsurance Company, S.A.	Poland	100
Inversiones Interamericana S.A. (Chile)	Chile	100
Pharaonic American Life Insurance Company	Egypt	71.63
Unibanco AIG Seguros S.A.	Brazil	47.80[23]
American Security Life Insurance Company, Ltd.	Lichtenstein	100
Delaware American Life Insurance Company	Delaware	100
HSB Group, Inc.	Delaware	100
The Hartford Steam Boiler Inspection and Insurance Company	Connecticut	100
The Hartford Steam Boiler Inspection and Insurance Company of Connecticut	Connecticut	100
HSB Engineering Insurance Limited	England	100
The Boiler Inspection and Insurance Company of Canada	Canada	100
Mt. Mansfield Company, Inc.	Vermont	100
The Philippine American Life and General Insurance Company	Philippines	99.78

Subsidiaries of Registrant *Continued*

	Jurisdiction of Incorporation or Organization	Percentage of Voting Securities held by Immediate Parent[1]
Pacific Union Assurance Company	California	100
Philam Equitable Life Assurance Company, Inc.	Philippines	95.31
Philam Insurance Company, Inc.	Philippines	100
United Guaranty Corporation	North Carolina	36.31[24]
A.I.G. Mortgage Holdings Israel, Ltd.	Israel	82.12
E.M.I.-Ezer Mortgage Insurance Company, Limited	Israel	100
AIG United Guaranty Agenzia DI Assicurazione S.R.L	Italy	100
AIG United Guaranty Insurance (Asia) Limited	Hong Kong	100
AIG United Guaranty Re, Ltd.	Ireland	100
United Guaranty Insurance Company	North Carolina	100
United Guaranty Mortgage Insurance Company	North Carolina	100
United Guaranty Mortgage Insurance Company Canada	Canada	100
United Guaranty Mortgage Insurance Company of North Carolina	North Carolina	100
United Guaranty Partners Insurance Company	Vermont	80
United Guaranty Residential Insurance Company	North Carolina	75.03[25]
United Guaranty Credit Insurance Company	North Carolina	100
United Guaranty Insurance Company of North Carolina	North Carolina	100
United Guaranty Mortgage Indemnity Company	North Carolina	100
United Guaranty Residential Insurance Company of North Carolina	North Carolina	100
United Guaranty Services, Inc.	North Carolina	100

(1) Percentages include directors' qualifying shares.

(2) All subsidiaries listed are consolidated in the accompanying financial statements. Certain subsidiaries have been omitted from the tabulation. The omitted subsidiaries, when considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary.

(3) The common stock is owned approximately 14.1 percent by C.V. Starr & Co., Inc., Edward E. Matthews, Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC, Starr International Company, Inc., The Maurice R. Greenberg and Corinne P. Greenberg Family Foundation, Inc. and the Universal Foundation, Inc.

(4) Also owned 1 percent by AIG Global Investment Corp.

(5) Also owned 1 percent by AIG Capital Corporation.

(6) Also owned 32.77 percent by National Union Fire Insurance Company of Pittsburgh, Pa.

(7) Also owned 10 percent by AIG Matched Funding Corp.

(8) Also owned 10 percent by a subsidiary of American Life Insurance Company.

(9) Also owned 21 percent by Commerce and Industry Insurance Company.

(10) Also owned 8 percent by The Insurance Company of the State of Pennsylvania, 32 percent by National Union Fire Insurance Company of the Pittsburgh, Pa., and 8 percent by AIG Casualty Company.

(11) Also owned 50 percent by The Insurance Company of the State of Pennsylvania.

(12) Also owned 25 percent by Commerce and Industry Insurance Company and 25 percent by AIU Insurance Company.

(13) Also owned by 11 other AIG subsidiaries.

(14) Also owned by 11 other AIG Subsidiaries.

(15) Also owned 25.85 percent by AIG.

(16) Also owned 20 percent by the Insurance Company of the State of Pennsylvania and 10 percent by AIG Casualty Company.

(17) Also owned 20 percent by the Insurance Company of the State of Pennsylvania and 10 percent by AIG Casualty Company.

(18) Also owned 16.85 percent by American Home Assurance Company, 6.34 percent by Commerce and Industry Insurance Company and 6.34 percent by New Hampshire Insurance Company.

(19) 100 percent held together with AIG companies.

(20) Also owned 30 percent by AIG Retirement Services, Inc.

(21) Also owned 48.15 percent by American General Life and Accident Insurance Company.

(22) Also owned 22.48 percent by American Home Assurance Company.

(23) Also owned 1.7 percent by American International Underwriters Overseas, Ltd. and 0.48 percent by American Home Assurance Company.

(24) Also owned 45.88 percent by National Union Fire Insurance Company of Pittsburgh, Pa., 16.95% by New Hampshire Insurance Company and 0.86 percent by The Insurance Company of the State of Pennsylvania.

(25) Also owned 24.97 percent by United Guaranty Residential Insurance Company of North Carolina.

Consent of Independent Registered Public Accounting Firm

Exhibit 23

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 and Form S-3 (No. 2-45346, No. 2-75875, No. 2-78291, No. 2-91945, No. 33-18073, No. 33-57250, No. 333-48639, No. 333-58095, No. 333-70069, No. 333-83813, No. 333-31346, No. 333-39976, No. 333-45828, No. 333-50198, No. 333-52938, No. 333-68640, No. 333-74187, No. 333-101640, No. 333-101967, No. 333-108466, No. 333-111737, No. 333-115911, No. 333-106040 and No. 333-132561) of American International Group, Inc. of our report dated March 1, 2007, relating to the financial statements, financial statement schedules, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in this Annual Report on Form 10-K.

PricewaterhouseCoopers LLP

New York, New York
March 1, 2007

Exhibit 31

CERTIFICATIONS

I, Martin J. Sullivan, certify that:

1. I have reviewed this Annual Report on Form 10-K of American International Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2007

/s/ MARTIN J. SULLIVAN

Martin J. Sullivan
President and Chief Executive Officer

CERTIFICATIONS

I, Steven J. Bensinger, certify that:

1. I have reviewed this Annual Report on Form 10-K of American International Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2007

/s/ STEVEN J. BENSINGER

Steven J. Bensinger
Executive Vice President and Chief Financial Officer

Exhibit 32

CERTIFICATION

In connection with this Annual Report on Form 10-K of American International Group, Inc. (the "Company") for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Martin J. Sullivan, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 1, 2007

/s/ MARTIN J. SULLIVAN

Martin J. Sullivan
President and Chief Executive Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document.

CERTIFICATION

In connection with this Annual Report on Form 10-K of American International Group, Inc. (the "Company") for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Steven J. Bensinger, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 1, 2007

/s/ STEVEN J. BENSINGER

Steven J. Bensinger
Executive Vice President and Chief Financial Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document.

Shareholder Information

Corporate Headquarters

American International Group, Inc.
70 Pine Street
New York, New York 10270
(212) 770-7000

Stock Market Listings
New York, London, Paris, Swiss and Tokyo Stock Exchanges
NYSE trading symbol: AIG

AIG Stock Trading and Statistical Information

Common Stock Prices*/Dividends Paid

	High	Low	Dividends
2006			
First Quarter	$70.83	$ 65.35	$ 0.150
Second Quarter	66.54	58.67	0.150
Third Quarter	66.48	57.76	0.165
Fourth Quarter	72.81	66.30	0.165
			$ 0.630
2005			
First Quarter	$73.46	$ 54.18	$ 0.125
Second Quarter	58.94	49.91	0.125
Third Quarter	63.73	56.00	0.150
Fourth Quarter	64.40	60.43	0.150
			$ 0.550

* *Closing sales price per share of AIG's common stock as reported on the NYSE composite tape.*

Number of shareholders of record	Approximately 58,000
Common shares outstanding	2.601 billion
Market capitalization at 12/31/06	$186.40 billion

SEC Certifications
The certifications by the Chief Executive Officer and the Chief Financial Officer of AIG, required under Section 302 of the Sarbanes-Oxley Act of 2002, were filed as exhibits to AIG's Annual Report on Form 10-K and are included herein.

NYSE Certification
The Chief Executive Officer of AIG made an unqualified certification to the NYSE with respect to AIG's compliance with the NYSE Corporate Governance Listing Standards in June 2006.

Annual Meeting of Shareholders

The 2007 Annual Meeting of Shareholders will be held on Wednesday, May 16, 2007 at 11:00 a.m. at the offices of AIG, 72 Wall Street, eighth floor, New York, New York.

Shareholder Assistance

Visit the AIG corporate website at www.aigcorporate.com. Requests for copies of the Annual Report to Shareholders and Annual Report on Form 10-K for the year ended December 31, 2006 should be directed to:

Investor Relations
American International Group, Inc.
70 Pine Street
New York, New York 10270
(212) 770-6293

Investor Help Desk
(212) 770-6580

Transfer Agent and Registrar
Computershare Trust Co., N.A.
P.O. Box 43078
Providence, Rhode Island 02940-3078
(800) 446-2617

Courier Service Address:
Computershare Trust Co., N.A.
250 Royall Street
Canton, Massachusetts 02021
www.computershare.com/investor

Duplicate Mailings/Householding
A shareholder who receives multiple copies of AIG's proxy materials and Annual Report may eliminate duplicate report mailings by contacting AIG's transfer agent.


Mixed Sources
Product group from well managed forests, controlled sources and recycled wood or fiber
FSC

Design: *Graphic Expression Inc, NYC; www.tgenyc.com*


AIG

American International Group, Inc.

70 Pine Street
New York, NY 10270
www.aig.com


END